"MY BANK"

Canada's First Bank®

"MY BANK"
TO A MILLION CANADIANS

Canada's First Bank®

Canada's First Bank®

Canada's First Bank®

Canada's First Bank®

"MY BANK"

BMO Financial Group 189th Annual Report 2006

Delivering consistent, strong and sustainable returns for our shareholders. Ambitiously pursuing our vision to become the top-performing financial services company in North America. Constantly seeking to enhance the experience of our customers. Operating our business with integrity and continuing to be a recognized leader in corporate governance. Creating an equitable and supportive workplace for our employees so they can excel. Being responsible to our communities and society. This is who we are. This Is Your BMO.

Contents

This Is BMO	Inside Front Cover

Vision and Strategy	Inside Front Cover

Financial Highlights	1

Chairman’s Message to Shareholders	2

Chief Executive Officer’s Message to Shareholders	3

Chief Financial and Administrative Officer’s 2006 Financial Review	6

Chief Operating Officer’s 2006 Business Review	8

Customer Profiles	10

Corporate Governance	16

Corporate Responsibility	19

Management’s Discussion and Analysis	22

Financial Performance and Condition at a Glance	24

Supplemental Information	78

Consolidated Financial Statements	92

Notes to Consolidated Financial Statements	96

Members of Management Board	135

Glossary of Financial Terms	136

Shareholder Information	Inside Back Cover

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

This Is BMO
Established in 1817 as Bank of Montreal, BMO® Financial Group (TSX, NYSE: BMO) is a highly diversified North American financial services organization with total assets of $320 billion at
October 31, 2006 and almost 35,000 employees.

Business Diversification
BMO Financial Group provides a broad and comprehensive range of retail banking, wealth management and investment banking products and solutions. Our financial services professionals provide access to services our customers require across our enterprise. We serve our clients through three operating groups: Personal and Commercial Banking, Private Client Group and Investment Banking Group.

Operating Groups

Personal and Commercial Banking
Personal and Commercial Banking (P&C) provides fully integrated personal and business banking solutions, including deposit accounts, loans and credit cards, insurance products, and personal investment products, to more than eight and a half million customers across Canada and the United States. Our products and services are delivered by a highly skilled team of professionals through 1,182 BMO Bank of Montreal and HarrisTM1 branches, through telephone banking and online banking at bmo.com and harrisbank.com, and through a network of 2,483 automated banking machines.

Private Client Group
Private Client Group (PCG) offers a full range of wealth management products and solutions, including full-service and direct investing, private banking and investment products, to our customers across North America. Our highly trained professionals are dedicated to serving the needs and goals of our clients to accumulate, protect and grow their financial assets. PCG serves our clients through BMO Bank of Montreal and Harris branches, as well as stand-alone BMO Nesbitt Burns®* and BMO Harris Private Banking offices, through BMO InvestorLine®, and through Harris Private Bank®1 offices in key U.S. centres.

Investment Banking Group
Investment Banking Group (IBG), operating under the BMO Capital MarketsTM brand, combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, our clients span a broad range of industry sectors. We also serve clients in the United Kingdom, Europe, Asia and Australia. BMO Capital Markets offers complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.

Making It Happen

Our vision is to be the top-performing financial services company in North America.

Our strategy is to grow our core Canadian businesses and accelerate our expansion in the United States.

We pursue our vision and realize our strategy through our steadfast commitment to our core values:
•	We care about our customers, shareholders, communities and each other.
•	We draw our strength from the diversity of our people and our businesses.
•	We insist upon respect for everyone and encourage all to have a voice.
•	We keep our promises and stand accountable for our every action.
•	We share information, learn and innovate to create consistently superior customer experiences.

2006 Strategic Priorities	2006 Initiatives and Accomplishments

Achieve financial targets with a particular focus on revenue growth to improve productivity (see pages 6, 7, 8, 23 and 40)
•    Annual financial targets for ROE, EPS growth, credit losses and Tier 1 capital were achieved. The cash productivity ratio improved by 25 basis points, but was below our target because of continued investment in our retail businesses and a change in our business mix.

Drive revenue growth by providing a superior client experience, earning a larger share of customers’ business (see pages 7, 8,45, 47 and 50)	• Achieved revenue growth of 1.5%. Excluding the effects of the weaker U.S. dollar and the sale of Harrisdirect late in 2005, revenue grew 5.9%. • Acquired bcpbank Canada in December 2006.

Continue to improve U.S. performance (see pages 8, 46, 50 and 53)
•    U.S. revenues decreased US$60 million and net income improved by US$2 million. Excluding Harrisdirect’s operations and the gain on its sale as well as variable interest entity (VIE) revenues in 2005, revenues increased US$173 million and net income improved by US$22 million, as both loan growth and improved deposit spreads contributed to performance.

Accelerate growth in the United States both organically and through acquisitions (see pages 8 and 46)
•    Opened our 200th branch in the Chicago and Northwest Indiana market.
•    Acquired businesses contributed US$17 million to revenue growth. Excluding the operating revenue and sale of Harrisdirect and VIE revenues in the prior year, organic growth contributed US$156 million.
•    Completed the purchase of Villa Park Trust and Savings Bank and entered into an agreement to acquire First National Bank & Trust, furthering our expansion into the Indiana market.

Grow net income in Canada (see pages 8, 44, 49 and 52)	• Net income in Canada increased $345 million, driven by growth in each operating group.

Build a high-performance organization by developing our people, living our values and being an employer of choice (see pages 8 and 19)
•    For the fifth consecutive year, BMO was the only major Canadian bank to be included in the prestigious Maclean’s list of Canada’s “Top 100 Employers.” BMO was also the top-ranked Canadian firm in Training magazine’s “Training Top 100.”

Maintain our world-class foundation of leading governance, sound risk management, productive systems and excellent after-sales service (see pages 2, 7, 16, 17 and 66)
•    Implemented end-to-end reviews of key enterprise processes and explored opportunities to leverage risk management expertise.
•    Continued to implement enterprise-wide service quality initiatives that will contribute significantly to superior customer experiences and after-sales service.
•    Redesigned our talent management and personal performance processes to drive greater clarity, transparency and accountability.

2007 Strategic Priorities
Build a superior Canadian personal banking business to ensure that we meet all of our customers’ financial needs.
Further strengthen our commercial banking businesses to become a leading player everywhere we compete.
Grow our wealth management businesses, capturing an increasing share of this high-growth market.
Drive strong returns and disciplined growth in our North American investment banking business.
Improve our U.S. performance and expand our network to become the leading personal and commercial bank in the U.S. Midwest.
Build a high-performing, customer-focused organization supported by a world-class foundation of productive technologies, efficient processes, disciplined performance management, sound risk management and governance.

2006 Financial Highlights

For the year ended October 31	2006	2005	2004

Income Statement Highlights (Canadian $ in millions)
Total revenue (teb) (a) (c)	10,112	9,958	9,488
Provision for (recovery of) credit losses	176	179	(103)
Non-interest expense	6,353	6,332	6,169
Net income	2,663	2,396	2,295

Common Share Data ($) (b)
Earnings per share	5.15	4.63	4.40
Cash earnings per share (c)	5.23	4.78	4.55

Key Financial Measures (%) (b)
Five-year average annual total shareholder return	19.1	13.8	18.9
Earnings per share growth (b)	11.2	5.2	27.9
Return on equity	19.2	18.8	19.4
Revenue growth (teb) (c)	1.5	5.0	3.7
Cash productivity ratio (teb) (c)	62.4	62.6	63.9
– improvement (bps)	25	129	145
Provision for credit losses as a % of average net loans and acceptances	0.09	0.11	(0.07)
– specific provision ($ millions)	211	219	67
Tier 1 Capital Ratio	10.22	10.30	9.84

All ratios and percentage changes in this report are based on unrounded numbers.
(a)	All revenues in this report, except in the Consolidated Financial Statements, are reported on a taxable equivalent basis (teb). See pages 34 and 36.
(b)	All earnings per share (EPS) measures in this report refer to diluted EPS, unless otherwise specified.
(c)	This is a non-GAAP measure. See page 34.

2006 Targets	2006 Performance		Targets for 2007

5% to 10% EPS growth from a base of $4.58* (excluding changes in the general allowance)	✓	11.6% to $5.11. See page 32	5% to 10% EPS growth from a base of $5.11 (excluding changes in the general allowance)

ROE of 17% to 19%	✓	19.2% See page 33	ROE of 18% to 20%

Specific provision for credit losses of $400 million or less	✓	$211 million See page 39	Specific provision for credit losses of $400 million or less

Tier 1 Capital Ratio of at least 8.0%	✓	10.22% See page 58	Moved to Capital Management Policy (1)

Improve cash productivity ratio by 100 to 150 bps	X	25 bps improvement. See page 40	Improve cash productivity ratio by 100 to 150 bps

*	Restated from $4.59 due to the retroactive application of a change in accounting for stock-based compensation as discussed on page 64.
(1)	Our policy is to maintain a Tier 1 Capital Ratio of at least 8.0%, but we no longer state this as an annual financial target.
BMO Financial Group 189th Annual Report 2006 • 1

Chairman’s Message to Fellow Shareholders
Our Thanks: A Tribute to Tony Comper
Tony Comper is retiring after a long and distinguished career spanning 39 years of dedicated service to BMO. As Chief Executive Officer for the past seven of those years, he has led this company in the highly competitive and ever-changing financial services landscape.

Always with a focus on our customers, Tony has helped build a valuable North American financial services company that has produced significant returns for our investors. Over the seven-year period when he was CEO, BMO’s total shareholder return achieved a compound annual growth rate of 17.3%.
     Once again, in 2006, your company achieved record results while continuing to invest in strategic initiatives to bolster future growth. This performance reflects Tony’s leadership, as well as the efforts of the management team and of all BMO employees.
A Track Record of Vision and Leadership
With Tony at the helm, BMO has reinforced its position as an industry leader in credit risk management. He has also succeeded in streamlining and focusing BMO’s many lines of business, and in improving efficiency and profitability. In the past seven years, BMO has improved cash productivity ratio by 483 bps from 67.2% to 62.4% and net income has doubled, rising from $1.29 billion to $2.66 billion.
     Under Tony’s leadership, BMO has increased its presence in the United States through strategic acquisitions and organic expansion. Our Harris subsidiary ranks among the top three banks for market share in the lucrative greater Chicago area and is positioned for sustainable and profitable growth. And during his tenure, BMO has also strengthened its long-standing relationship with China, expanding our business opportunities there.
Commitment to Exemplary Corporate Governance
Under Tony Comper’s stewardship, BMO has become a leader in corporate governance. It is his belief that companies achieve their goals if they are able to continue to earn the trust and loyalty of customers, shareholders and the communities they serve. The Board and I share this commitment and I am proud to report that the Board and management strive for a high standard of accountability and reporting. I was especially gratified when George Cope, whom we welcomed along with Dr. Martha Piper to our Board this year, praised the way we conduct our Board meetings – open and frank.
His Values, BMO Values
One could never pay tribute to Tony without mention of his exemplary devotion to community service. His wide-ranging contributions to the community at large include his role as Chair of the Campaign for the University of Toronto and Chair of its Governing Council; his tenure as Vice-Chair of St. Michael’s Hospital; his role as a founder of the Siminovitch Prize in Theatre; his board-level involvement in Junior Achievement, the Yee Hong Centre for Geriatric Care, Catalyst, C.D. Howe Institute, the CCCJ among many other causes and more recently, with his wife Elizabeth, the founding of FAST, an initiative to fight antisemitism.

The Next Generation of Leaders
One of the most important roles of a company’s CEO is to ensure that it has the right people in place. Tony Comper deserves much credit for having a strong management team in place and for developing the next generation of BMO’s leaders.
     Looking forward, I am pleased to see Bill Downe following in Tony’s footsteps. Your Board has been able to observe first-hand his excellent track record here at BMO. He has led a wide range of our businesses in Canada and the United States and we have tremendous confidence that he will put his own mark on the strategic course set by his predecessor.
     It is also a reflection of the values he holds that Tony has always been a strong champion of diversity. For example, his passion and commitment created a new way of thinking at BMO that led to an increase in the female executive population from 23.5% to 35.4% in less than eight years and to setting the ultimate goal of parity.
     On behalf of your Board, we thank him for setting a sound strategic course – and ambitious goals – for this company. His personal integrity, his commitment to the values that define BMO and his strong leadership in corporate citizenship are recognized, respected and reflected throughout this company today. I know I speak for the entire Board when I say it has been an honour to work alongside him, and we wish Tony all the best in the years ahead.

David A. Galloway
Chairman

2 • BMO Financial Group 189th Annual Report 2006

Chief Executive Officer’s Message to Fellow Shareholders
It Has Been My Privilege

Fellow Shareholders,

This will come as no surprise to people who know me, but after 39 memorable years at BMO, seven of them as Chief Executive Officer, there’s a part of me that’s not ready to go – as I nonetheless will, on my scheduled retirement in April 2007.
     This feeling has nothing to do with worries about what might happen to “your BMO” when I’m gone. I am leaving the place in excellent hands.
     And in excellent shape. I take my leave in the sure and comforting knowledge that our balance sheet is robust, our businesses are healthy, successful and poised for higher growth, and the management team is savvy and deep. With earnings per share growth of 11%, a return on equity of 19.2% and a return on common shares of more than 24% in 2006, shareholder value is mounting.
     No, the problem is the leaving itself. The simple truth is that I love BMO, and have from the day I arrived on the scene way back in Centennial Year, fresh out of the University of Toronto and clutching an English degree; and wondering what kind of a future someone like me could possibly have in a bank.
     A pretty good one as it turned out, when my very first “real” job became a career that would span four exciting decades and, in the end, entrust me with one of the best jobs anybody could ever have. So, although I have never thought of it this way until now, I guess I would have to say that BMO loved me back.
     I am not sure how many people think of corporations as “family” these days, and many who read this, especially the young, will be wondering what I am talking about. But that in fact is what BMO has become for me over the years, albeit a second family.
For me there are few things more exciting or fulfilling than being surrounded by colleagues who are as passionate as I, and who share and live BMO values; and who make BMO’s vision their own.
     In bidding farewell, I want to thank every colleague who has risen to the BMO cause over the years.
With earnings per share growth of 11%, a return on equity of 19.2% and a return on common shares of more than 24% in 2006, shareholder value is mounting.
     I may be the guy behind the reorganization and reinvention that made us the contender we are today, poised for higher growth and more aggressive shareholder value creation, but I suffer no illusions about who really drives this kind of success, and who will continue to drive it in hot pursuit of BMO’s vision of becoming the top-performing financial services provider in North America. The true drivers of growth and success are the thousands of colleagues whose dedication to customers and day-by-day discipline set BMO apart from the rest.

     I am not going to romanticize anything, or use words like “one big happy,” but one of the great joys of being at BMO, also from the very beginning, has been spending time with colleagues.
     Having never worked anywhere else (even my summer jobs were at the local BMO branch), I could be accused of a certain bias in this perspective. But after this past fall, when Maclean’s named BMO one of the 100 best places to work in Canada and then the Toronto Star named us one of the 50 best places to work in the Greater Toronto Area, it does appear colleagues believe they are getting as much as they’re giving.
     I am equally buoyed by the fact that Corporate Knights magazine named BMO as Canada’s Best Corporate Citizen in 2005. In one of the most profound transformations in the history of business, the idea of “corporate social responsibility” has gone from a dubious proposition to a core value of North American business, almost in the blink of an eye.

BMO Financial Group 189th Annual Report 2006 • 3

Chief Executive Officer’s Message to Fellow Shareholders

This played to a long-standing BMO strength. As the definition of what it meant to be a good corporate citizen changed over the years, BMO people were right up there on the crest of the wave.
     It was back in the early 1990s, for example, that we first began to list workplace equity and diversity as business priorities. I had just been appointed President, and at last I was in a position to find out if there really were legitimate reasons why so few women were advancing to senior positions at BMO. I launched an Employee Task Force on the Advancement of Women in the Bank, which went on to make corporate history and, quite literally, change the face of the enterprise.
My very first “real” job became a career that would span four exciting decades and, in the end, entrust me with one of the best jobs anybody could ever have.
     After months of exhaustive research and rigorous analysis, the Task Force reported back to me what I had long suspected –that women at BMO were as qualified as men in every possible way that could matter. By enabling women to reach their full potential, we would also enable the organization and investors to benefit from all of the brainpower we had at our disposal.
     Creating a level playing field was not just the right thing to do, I would emphasize whenever I was out promoting the Task Force’s recommendations; it was also the smart thing to do – the plain-good-business thing to do. As was adopting the recommendations of three subsequent task forces on the advancement of members of visible minorities and the employment of Aboriginal people and people with disabilities; once again we were working to our corporate advantage.
     Interestingly – and this may say more about BMO people and their easy embrace of corporate social responsibility than anything else – whenever I talked about “not just the smart thing to do but the right thing to do,” I would see heads nodding in agreement.
     I also inherited a BMO cultural tradition of placing a high value on education, as symbolized by our one-of-a-kind BMO Institute for Learning. Once again, the smart thing to do has turned out to be the right thing to do. This emphasis on education goes well beyond meeting our own need to become as capable – and thus as competitive – as corporately possible. It has also meant substantial and sustained support for a better educated and therefore more successful society and future customer base.
     With its venerable and respected place in the Canadian corporate pantheon, BMO has paved the way to many opportunities to contribute not only to education but also to the arts and very significant community causes in the creation and maintenance of a civil society.
     In this, I have followed the lead of countless BMO colleagues who came before me, worked alongside me, and will carry on after me. In addition to being the best professionals in our business, my colleagues are engaged citizens and solid role models for a healthy and prosperous society.
     BMO’s commitment to community has been inextricably intertwined in recent years with an intense strategic focus on value creation. All of the steps we have been taking under my stewardship have been means to the end of maximizing shareholder value in this new century.
     Looking back on what we have accomplished on behalf of shareholders during a time of tumultuous change and increasingly fierce and relentless competition, one thing above all else has ensured we survive and prosper: an old-fashioned willingness to make the tough decisions.
     Those decisions were never tougher than they were in 1998, in the wake of the merger that never was. As many of my fellow Board members and leadership colleagues will recall, the challenges following the government’s rejection of BMO’s proposed merger with Royal Bank were numerous and daunting; and if not addressed, potentially quite lethal. They included doubts about whether we could continue to make it on our own in an industry that was now global.
     It is not overdramatic to say we had reached our moment of truth.
     Without going into details, which are etched on the brains of directors and colleagues who were here at the time, we did a groundbreaking analysis of the present and future value-generating capacity of each of our businesses. And what we discovered was that we were under-investing in businesses generating most of our economic profit while over-investing in businesses that were eating away our economic profit.
     Once we had the facts, the next step was difficult but necessary. We undertook the most thoroughgoing reorganization in the history of the enterprise, setting a course expressly based on creating value for shareholders.

4 • BMO Financial Group 189th Annual Report 2006

Chief Executive Officer’s Message to Fellow Shareholders

Corporate social responsibility has gone from a dubious proposition to a core value of North American business, almost in the blink of an eye. This played to a long-standing BMO strength.
     The sailing was not always smooth. As we exited under-performing businesses, the resulting revenue hit put downward pressure on earnings, while the benefits from the redeployed resources did not immediately reach the bottom line.
     We took a lot of heat for a period of time. But blessed with an experienced and perceptive Board of Directors like the one we had then and the one we have now – and equally blessed with a leadership team that took to change with a passion – we persevered and prevailed. And today, as I said, we are in excellent shape.
I take my leave in the sure and comforting knowledge that our balance sheet is robust, our businesses are healthy, successful and poised for higher growth, and the management team is savvy and deep.
     We have a clear and sharp strategic focus on Canada and our chosen markets in the United States. We are investing in growing our core Canadian businesses and accelerating our expansion in the United States.
     We have customer-friendly, multi-channel distribution networks in Canada and the U.S. Midwest, the result of substantial investments in recent years in branches, technology and integrated infrastructure.
     We have a number of businesses with advantaged competitive positions in both countries. I am particularly proud of our leadership in commercial and in wealth management, both of which have huge potential for future growth.
     We have the most integrated and well-positioned U.S. expansion platform in our Canadian peer group. With our most recent acquisition of First National Bank & Trust in central Indiana, scheduled for completion in January 2007, our Harris community banking stronghold will have a total of 234 branches and nearly 600 Harris-branded banking machines in the U.S. Midwest.
     And, recognizing the importance of investing for the short, medium and long term, we are primed for growth in China. While our strategic focus over the past decade has been Canada and our chosen markets in the United States, and this focus will continue, we have been expanding our presence in China in recent years, culminating in a number of business-building initiatives in 2006. These strategic investments have a negligible impact on returns to shareholders today, but we are optimistic about prospects over the long term.
     In China, as in our Canada-U.S. base, growth and earnings stability will flow from BMO’s solid foundations – the deep and long-term customer and community relationships we are nurturing and our long-standing business strengths. Chief among these strengths is our leadership in credit risk management, a competitive advantage we have developed for over two decades and will continue to hone.
     As my time at the helm of Canada’s first and oldest bank draws to a close, I applaud the Board’s choice of Bill Downe as my successor. Bill has a sophisticated understanding of the next steps BMO must take on behalf of customers and shareholders on our journey toward top performance. I wish him the very best.
     Let me thank one last time all BMO colleagues, directors and customers for your support. It has been a great privilege to lead BMO Financial Group into the 21st Century, and a very great pleasure as well. I will continue in spirit on BMO’s value-creating journey filled with immense gratitude – and immense faith in the future success of this enduring enterprise.
Tony Comper
President and Chief Executive Officer

BMO Financial Group 189th Annual Report 2006 • 5

Chief Financial and Administrative Officer’s 2006 Financial Review
Meeting Your Expectations

Investors have long looked to BMO to provide consistent, high-quality returns on investment. In 2006, we delivered record results, earning $2,663 million, up $267 million from a year ago. This was attributable to record net income in each of the operating groups, low and stable credit losses and a more favourable tax rate. The one-year total return on BMO common shares was 24.1%, and over the past five years, our shareholders have earned an average annual total return of 19.1%. In 2006, shareholders also saw their quarterly dividend paid increase by 16 cents or 35% from the fourth quarter last year.

Achieving Our Targets
BMO achieved or surpassed four of its five financial performance targets for 2006. Our earnings per share (EPS) rose 11.6% to $5.11, excluding the reduction in the general allowance, exceeding our target of 5% to 10%. We also topped our return on equity (ROE) target, achieving a return of 19.2%. Specific provisions for credit losses of $211 million in 2006 were better than our performance target of $400 million or less. As well, our Tier 1 Capital Ratio was 10.22%, meeting our target of at least 8%. Our cash productivity ratio improved by 25 basis points, falling short of our target improvement primarily due to the mix of business in Investment Banking Group and continued investment in Personal and Commercial Banking businesses.
Operating Groups
For the second consecutive year, each of our three operating groups contributed significantly to our success by delivering record results. Personal and Commercial Banking group (P&C) earned $1,256 million, up $57 million or 4.8% from the previous year, Private Client Group (PCG) earned $360 million, up $40 million or 13%, and Investment Banking Group (IBG) earned $860 million, up a modest $7 million or 0.9%.

2006 Canadian Bank Scorecard
Reported basis, including one-time/special items (%)

	BMO	RBC	CIBC	Scotia	TD	National

Average annual total shareholder return (five-year)	19.1	19.8	16.2	21.2	16.1	24.1

EPS growth	11.2	39.7	1715	12.7	98.1	4.7

Return on equity	19.2	23.5	27.9	22.1	25.5	20.1

Net economic profit growth[2]	10.3	79.8	340.6	18.1	23.3	(0.5)

Revenue growth[1,2]	1.5	10.0	(8.7)	8.6	23.9	5.0

Cash productivity ratio[1,2]	62.4	62.3	64.4	55.0	54.3	64.0

PCL as a % of average net loans and acceptances	0.09	0.16	0.33	0.10	0.21	0.14

1.	On a taxable equivalent basis.
2.	Non-GAAP measure. See page 34.

6 • BMO Financial Group 189th Annual Report 2006

Chief Financial and Administrative Officer’s 2006 Financial Review

Revenue Growth
BMO’s revenue continued to grow in 2006, reaching $10.1 billion, an increase of 1.5% or $154 million. Excluding the impact of having sold Harrisdirect in 2005, our former U.S. direct investing business, and the weaker U.S. dollar, revenue increased 5.9% or $577 million. P&C Canada revenue increased 6.0%, buoyed by strong volume growth in personal and commercial products, partially offset by lower net interest margins. P&C U.S. revenue growth was 8.1%, adjusted for the weaker U.S. dollar, on strong loan growth, acquisitions and new branches. PCG revenue decreased but excluding Harrisdirect and the weaker U.S. dollar, revenue increased 7.1% reflecting growth in fee-based revenues as well as higher net interest income from our term deposits business. IBG reported increased revenues of 4.9%, adjusted for the weaker U.S. dollar, the result of higher trading revenues and increases in commissions and merger and acquisition fees.
Improving Productivity
Expenses increased by 0.3% on a reported basis or 6.1% excluding the impact of the sale of Harrisdirect and the weaker U.S. dollar. This was a result of growth in businesses with higher variable costs, such as our trading business in Investment Banking Group, and our conscious decision to invest in our P&C businesses, in both Canada and the United States. As a result, our productivity ratio improved by 77 basis points, while our cash productivity ratio improved by 25 basis points, below our target. Improving cash productivity continues to be a top priority at BMO.
Managing Risk
BMO’s record of excellence in credit risk management, of benefit to both our customers and our shareholders, continues unabated. Provisions for credit losses totalled $176 million in 2006, consisting of $211 million of specific provisions and a $35 million reduction in the general allowance. Specific provisions for credit losses were better than our performance target of $400 million or less.

Your Dividends
Last May, we increased our target dividend payout range to an industry-leading 45% to 55% of net income available to common shareholders. Overall, our total dividends paid in 2006 increased 18% from the previous year to $2.13 per share.

     The increase was made possible by our strong capital position and reflects our confidence in our continued ability to grow earnings. Our excess Tier 1 capital gives us the flexibility to invest in business growth both organically and, where opportunity presents, through acquisition, while also paying significant dividends to our shareholders.
     Ultimately, we believe that a high dividend payout range is good for our shareholders – and our company.

Foreign Exchange
By entering into hedging transactions at the beginning of each quarter, BMO mitigates the negative impact of foreign exchange fluctuations related to the Canadian and U.S. currencies. The weaker U.S. dollar reduced our net income by $24 million in the year.
Capital
Our Tier 1 Capital Ratio of 10.22% reflects strong earnings performance and continued growth in assets.
Summary
BMO’s continued strong financial performance serves as testament to the strength and diversification of our overall company. We will continue to invest strategically in our business to both meet our customers’ needs and grow revenues, while maintaining our strong capital base and returning strong dividends to our shareholders.

BMO Financial Group 189th Annual Report 2006 • 7

Chief Operating Officer’s 2006 Business Review
Putting Our Customers First

Throughout the past year, I have spent my time talking with our customers, employees and shareholders about how our company can achieve the kind of performance that will move us closer to the vision and goals we have set for BMO Financial Group.
     One thing is clear: putting our customers’ needs first is fundamental to growing this company and achieving top-tier returns for our shareholders... and we are making progress.
Acquisition and Expansion
In 2006 we acquired bcpbank Canada, which will increase our presence in growing multicultural markets in the Toronto area and affirms our commitment to invest in our core Canadian retail banking franchise. We also continued to expand our branch network to meet our customers’ needs in high-growth markets such as Alberta and British Columbia.
     In the United States, we signed a definitive agreement to purchase First National Bank & Trust in Indiana. The acquisition will add scale, increasing the number of Harris branches to 234 – up from 145 branches four years ago – and will provide a base from which to extend the customer-focused Harris community banking network into the Indianapolis market. This will expand our footprint outside the Chicago area, moving us closer to our goal of becoming the leading personal and commercial bank in the U.S. Midwest, with a network of 350 to 400 branches.
     On both sides of the border, we continue to take steps to grow our leading commercial banking business by focusing on what clients expect from their business bank. Our strengths include specialized relationship managers and concurrence officers who work together locally to speed up response times for customers.
Investing in People and Technology
Our commitment to customer service means investments in people and technology. To provide a higher level of service for our Canadian customers, we have recruited and successfully added more than 700 additional people since the end of 2005, we replaced virtually all of our automated banking machines in Canada to make them more user-friendly and secure, and we refreshed almost all of our BMO Bank of Montreal branches.
Putting the needs of our customers first is fundamental to growing this company and achieving top-tier returns for our shareholders.
     In July 2006, we officially opened the BMO Barrie Computer Centre, the first facility of its kind in Canada to achieve Tier IV status, which indicates the highest level of systems survivability. This centre has the infrastructure, staff and support essential to providing full processing for our clients and our business at all times.
     In the United States, we completed deployment of our Harris Connect technology platform to replace existing branch infrastructure, enabling our sales and service staff to rapidly respond to our customers’ needs and facilitate integration of newly acquired properties.
Timely New Products and Services
In all of our businesses, we continued to focus on providing innovative products and services.
     Wealth management is the most dynamically growing segment in financial services today. Our Private Client Group is committed to helping our clients accumulate, protect and grow their assets. In support of that commitment, we introduced an innovative focus on the retirement

8 • BMO Financial Group 189th Annual Report 2006

Chief Operating Officer’s 2006 Business Review

market, through our RegenerationTM initiative, designed to help our clients plan for the next phase of their lives as they approach retirement. Baby boomers’ attitudes and views about retirement are distinct from those of earlier generations and, as a result, we are providing new financial and non-financial solutions for their transition to retirement.
Ambition, Meet Execution.TM
In 2006, we unified our corporate, government and institutional businesses under the distinctive brand of BMO Capital Markets. This signifies our commitment to provide complete financial solutions for our investment banking clients in North America and key international markets.
Institutional investors ranked our Equity Research team #1 for the
26th consecutive year.
     We retained our Canadian leadership position in a number of key, independent research studies and league tables. Institutional investors ranked our Equity Research team number one for the 26th consecutive year and our Fixed Income Sales team number one for overall service quality. We were also ranked second in corporate debt issuance for the year.

BMO Capital Markets is the unifying brand for our investment banking functions, and signifies a commitment to provide a full range of services to clients. In support of this renaming, BMO Capital Markets launched an advertising campaign using the tagline “Ambition, meet execution.” to address the business ambitions of its target market.

A Passion for Winning
Looking ahead, we will pursue our strategic priorities, strengthen our capabilities, remain highly responsive to our customers’ needs, and create value for our shareholders.
     Tony Comper has been a superb steward of BMO’s legacy with a keen sense of where this company came from and where it is going. When I assume my new role as CEO next March, I will be proud and honoured to take over from a leader of his stature. I am energized by the prospect of leading this company and by our passion for winning.
     In all of our businesses, you can expect a firm commitment to our customers’ success and to growing our company with the discipline that has served our shareholders well for more than 189 years.

Operational Highlights

Enhancing the experience of our customers is the goal of each of BMO’s operational groups. Here are some highlights of our activities in 2006:
•	Completed the acquisition of bcpbank Canada in December 2006, an eight-branch bank with an excellent reputation and track record in serving the Portuguese-Canadian community in the Greater Toronto Area and Hamilton, increasing our presence in these expanding multicultural markets and affirming our commitment to invest in our core Canadian retail banking franchise.
•	Signed a definitive agreement to acquire First National Bank & Trust in Indiana, moving us closer to our goal of becoming the leading personal and commercial bank in the U.S. Midwest, with a network of 350 to 400 branches.
•	Added more than 700 new employees, replaced virtually all of our automated banking machines and refreshed almost all of our BMO Bank of Montreal branches to provide a higher level of service for our Canadian customers.
•	Completed our Harris Connect technology platform, enabling our branch sales and service staff to rapidly respond to our customers’ needs.
•	Created BMO Connect Release 2, an integrated application that provides our employees with easy access to sales and service tools and product information to provide customers with better service and advice.
•	Introduced a new everyday banking plan at BMO Bank of Montreal that can deliver significant savings to customers who conduct many transactions using more than one account.
•	Introduced our Regeneration initiative, designed to help our clients who are approaching retirement to invest and plan for the new realities of retirement.
•	Launched innovative wealth management solutions such as BMO Nesbitt Burns’ Retirement Income Management Account, BMO Income Generator, first of its kind in Canada, and new income funds from GGOF to meet evolving client needs.
•	Unveiled BMO Capital Markets, the new name that unites our global investment banking capabilities.
•	Opened a BMO Capital Markets representative office in Beijing to better serve China’s business leaders.
•	Opened the BMO Barrie Computer Centre, a facility with all the support functions essential to providing full processing for our clients at all times.

BMO Financial Group 189th Annual Report 2006 • 9

Customer Profiles
“I see BMO as
my business partner.”

Donald Leung
Chairman and CEO
Donald’s Fine Foods, Richmond, British Columbia

Since arriving in Canada from Hong Kong in 1975, Donald Leung has relied on BMO to meet his personal banking needs including mortgage and wealth management services. In 2003, when he was ready for a major expansion of his meat processing company, Leung gave BMO an opportunity to meet his business needs as well. “BMO Corporate Finance had the expertise in the agriculture industry that could help my business grow,” says Leung. “Its people also understood my culture and the way I prefer to do business.” With his enterprise now achieving annual revenues of $100 million, Leung, who has two grown children, is working with BMO to develop a succession plan. “I see BMO not simply as my financier but as my business partner,” he says.

10 • BMO Financial Group 189th Annual Report 2006

Customer Profiles

BMO has the second-largest market share in business lending in Canada for business loans $5 million and below.

BMO’s new everyday banking Performance Plan allows customers to conduct unlimited transactions from a number of personal accounts for one low monthly fee.

BMO is committed to serving diverse communities across Canada. For example, some of our branches in the Western provinces serve customers in 26 different languages.

According to Doris Chang, BMO established the New Canadian Commercial and Wealth Management Centre in Vancouver to provide great service to customers like Donald Leung. The office has 25 multi-lingual relationship managers with expertise in private and commercial banking. “Clients like Donald have complex financial needs,” says Chang. “They require services ranging from commercial lending to wealth management. And they want to do business with a banking specialist who can understand them.”

Doris Chang
Vice-President, National Business Development Group
& New Canadian Markets

BMO Financial Group 189th Annual Report 2006 • 11

Customer Profiles
          “Harris has always
been there for me.”

Carolyn Gable
Owner, President and CEO
New Age Transportation, Distribution and Warehousing Inc.
Lake Zurich, Illinois

How does a single parent with no formal business background become the CEO of a multi-million dollar freight shipping company? According to Carolyn Gable, founder of New Age Transportation, it’s a story that involves “faith, energy and courage” as well as “a bank that was willing to take a chance on me.” That bank was Harris, which in 1992 provided Gable with a business line of credit for her start-up company, a stake that the mother of seven has used to build a $30 million business. “Harris has always been there for me,” says Gable, who recently worked with Harris to secure financing for a new venture – a luxury retreat for women on Wisconsin’s Lake Geneva. “We have a great relationship.”

12 • BMO Financial Group 189th Annual Report 2006

Customer Profiles

Harris retains 91% of its business banking customers, compared to the industry average of 83%.

During her long partnership with Harris, Carolyn Gable has worked closely with Deborah Cleverdon and Andrea Ward. Today, Gable’s partnership with Harris has grown to include commercial deposit and cash management accounts, a revolving line of credit, and personal and commercial mortgages. Additionally, Harris provides banking services to Expect a Miracle, a charitable organization Gable founded to provide support, ranging from braces to a week at camp, for children of single parents.

Harris will have 234 branches with the intended acquisition of First National Bank & Trust, moving us closer to our goal of becoming the leading personal and commercial bank in the U.S. Midwest.

Harris Connect technology platform was completed, enabling our branch sales and service staff to better meet our customers’ needs.

BMO Financial Group 189th Annual Report 2006 • 13

Customer Profiles
            “BMO helped us create a faster, stronger company.”

Floyd Wilson
Chairman of the Board, President and CEO
Petrohawk Energy Corp., Houston, Texas

Last July, Houston-based Petrohawk Energy acquired KCS Energy Inc., creating one of the largest independent onshore oil and gas producers in North America. The deal began six months earlier, when representatives from BMO Capital Markets’ Houston office proposed the merger to the leadership team at Petrohawk. “We had actually considered this merger before,” recalls Floyd Wilson. “But we saw no way to make it work until BMO brought all the pieces together.” According to Wilson, BMO’s proposal that Petrohawk and KCS would be stronger together has proved prescient: “BMO helped us create a faster, stronger company.” As for the future, Wilson says he’s looking for BMO to stay close as Petrohawk grows.

14 • BMO Financial Group 189th Annual Report 2006

Customer Profiles

BMO Capital Markets ranked the
top Equity Research Group in Canada
for the 26th consecutive year in the
Brendan Wood International Survey
of Institutional Investors.

BMO Capital Markets advised
on 59 completed mergers and
acquisitions transactions in North
America totalling $26 billion.

BMO Capital Markets operates in
26 locations worldwide with
2,200 employees, including our
newest office in Beijing, China.

Charlie Prioleau, from BMO Capital Markets’ Houston office, was part of the team representing Petrohawk in the US$1.9 billion deal, the largest U.S. merger and acquisition transaction in BMO’s history. “We were in the enviable position of having strong relationships with management at both companies involved in the merger,” says Prioleau. “That enabled our deal team to not only identify strong synergies between the two companies, but also structure a transaction proposal that we knew both companies would embrace.” Knowledge and experience were not the only assets BMO brought to the table. Adds Prioleau, “As well as the support of professionals from across BMO Capital Markets, we put the strength of our balance sheet behind the deal on several occasions.”

BMO Financial Group 189th Annual Report 2006 • 15

Corporate Governance
Governing Your BMO

At BMO, we have long recognized that the trust placed in the Board of Directors and management by our shareholders must be safeguarded by a strong program of corporate governance. In 1991, BMO’s Board released a report entitled Shaping the Board of Directors for the Future. This report established the foundation for our corporate governance program, which has continued to evolve in an ever-changing corporate governance environment.
At the heart of our commitment to corporate governance is the understanding that directors are elected by shareholders to protect their interests and that directors and management are accountable to shareholders. At BMO, we understand that governance is about living up to shareholders’ expectations.
Setting the Standard
BMO’s Board of Directors sets the standard of good governance for the entire enterprise. The Board’s Governance and Nominating Committee is responsible for shaping our corporate governance policies and practices. The committee monitors developments in corporate governance, oversees our compliance and, when appropriate, recommends changes or enhancements so that we are able to maintain the highest standards of corporate governance.
At BMO, we understand that governance is about living up to shareholders’ expectations.
     At BMO, we believe that having independent directors, including our chairman, helps the Board operate autonomously and ensures that we are accountable to all our stakeholders. All our directors, with the exception of the CEO, are currently independent. Chairman David Galloway ensures that the Board operates independently of management and that directors have access to an independent leader.
Breadth and Diversity
We believe that BMO is best served by a Board of Directors with a broad array of skills and backgrounds. The Board’s Governance and Nominating Committee each year reviews and evaluates the skills and competencies of the Board and of each director as against a desired set of skills, and determines whether adjustments to the Board are appropriate.
     As a result of this review, two new directors were appointed to the Board in 2006. The appointment of Mr. George A. Cope and Dr. Martha C. Piper brings additional expertise in the traditional Canadian business environment and the technology sector, as well as a broader academic perspective. The varied and distinguished backgrounds of the new directors add to the diversity of the Board and further help to represent our shareholders’ interests. With the addition of Dr. Piper, we have also made progress toward our goal to increase the representation of women on our Board.

2006 Awards
The Globe and Mail’s Report on Business 2006 annual review of corporate governance practices ranked BMO 5th overall among 204 Canadian reporting issuers.

We received the Award of Excellence for Corporate Reporting in Financial Services industry sector and the Award of Excellence in Financial Reporting across all industry sectors from the Canadian Institute of Chartered Accountants (CICA).

e.com, a Europe-based researcher and publisher that conducts an annual review of corporate annual reports, ranked our 2005 annual report first in the global financial sector, with a rating of A+.

IR Global Rankings recognized our investor relations web site as number one worldwide in the financial services category, the second best overall in North America and the sixth best overall worldwide.

16 • BMO Financial Group 189th Annual Report 2006

Corporate Governance

At BMO, we consider disclosure to be an essential component of effective corporate governance. We place a high value on stakeholders of the organization being able to understand our operations, goals and values, as well as our financial performance. Our efforts to enhance public disclosure have made us a leader in this area.
Detailing Our Responsibilities
The Board’s Approval/Oversight Guidelines serve as the backbone of our corporate governance program at BMO. These guidelines, which are updated annually, detail clearly those matters requiring Board and committee approval or review. The Guidelines provide management and directors with a clear road map of their respective responsibilities.
     In an effort to prevent directors from being exposed to potential conflicts of interest during Board or committee meetings, this year we augmented our procedures to identify these matters in advance, so that a director facing a potential conflict of interest neither receives materials on the matter in question nor participates in any related discussion or decision-making. Our approval guidelines and our conflict of interest procedures can provide comfort to all of our stakeholders that the Board of Directors has effective corporate governance control mechanisms in place.
A Leader in Public Disclosure
At BMO, we consider disclosure to be an essential component of effective corporate governance. We place a high value on stakeholders of the organization being able to understand our operations, goals and values, as well as our financial performance. Our efforts to enhance public disclosure have made us a leader in this area. Our Board encourages, and management actively seeks, ways to provide more information, clarity and insight to our stakeholders.

For More Information
For more details regarding corporate governance at BMO, please see the following documents, which are posted on our web site – www.bmo.com.
Notice of Annual Meeting of Shareholders
Shareholders are invited to attend our annual meeting on March 1, 2007 in Toronto or view a webcast of the event. Details of the webcast are available on our web site.
Corporate Governance
Our web site contains information on our corporate governance practices, including our code of conduct, titled FirstPrinciples, our Director Independence Standards and the Board and Committee Charters.
Proxy Circular
Our proxy circular contains information on each of the directors, Board Committee reports and a complete discussion of our corporate governance practices.
BMO Corporate Responsibility Report including our Public Accountability Statement
This annual report documents our corporate citizenship activities throughout the year. The 2006 report will be released in February 2007.
New York Stock Exchange Governance Requirements
For a summary of the significant ways in which our corporate governance practices differ from the corporate governance practices required to be followed by U.S. domestic companies under New York Stock Exchange Listing Standards see our web site.
Each of the above documents is available in print to any shareholder upon request.
     A hallmark of our annual report is our financial performance scorecard, which has made us a pioneer in financial disclosure. The scorecard is a report on and comparison of 11 important financial measures, including shareholder return, return on equity, earnings per share growth, productivity and credit performance. We disclose our performance on these measures relative to the performance of Canada’s major banks and our North American peer group. We believe that assessing performance relative to our competition puts our results in an appropriate context for our stakeholders and provides further clarity. BMO has disclosed these comparatives every year since we started the practice in 1992.

BMO Financial Group 189th Annual Report 2006 • 17

The Board of Directors
The Board of Directors, either directly or through Board committees, is responsible for the management or supervision of the management of the business and affairs of the Bank with the objective of enhancing shareholder value. Our Board is comprised of 16 independent directors and one management director, President and CEO Tony Comper.			Robert M. Astley Waterloo, ON Corporate Director and former President and Chief Executive Officer Clarica Life Insurance Company and former President Sun Life Financial Canada	Stephen E. Bachand Ponte Vedra Beach, FL Corporate Director and retired President and Chief Executive Officer Canadian Tire Corporation, Limited

David R. Beatty, O.B.E. Toronto, ON Chairman and Chief Executive Officer Beatinvest Limited	Robert Chevrier, F.C.A. Montreal, QC President Société de gestion Roche Inc.	Tony Comper Toronto, ON President and Chief Executive Officer BMO Financial Group	George A. Cope Toronto, ON President and Chief Operating Officer Bell Canada	Ronald H. Farmer Markham, ON Managing Director Mosaic Capital Partners Toronto

David A. Galloway Toronto, ON Chairman of the Board Bank of Montreal	Harold N. Kvisle Calgary, AB President and Chief Executive Officer TransCanada Corporation	Eva Lee Kwok Vancouver, BC Chair and Chief Executive Officer Amara International Investment Corp.	Bruce H. Mitchell Toronto, ON Chairman and Chief Executive Officer Permian Industries Limited	Philip S. Orsino, O.C., F.C.A. Toronto, ON Corporate Director

Dr. Martha C. Piper, O.C., O.B.C.,Vancouver, BC Corporate Director and former President, The University of British Columbia	J. Robert S. Prichard, O.C., O.Ont.,Toronto, ON President and Chief Executive Officer Torstar Corporation	Jeremy H. Reitman Montreal, QC President and Chief Executive Officer Reitmans (Canada) Limited	Guylaine Saucier, C.M., F.C.A. Montreal, QC Corporate Director	Nancy C. Southern Calgary, AB President and Chief Executive Officer ATCO Ltd. and Canadian Utilities Limited

Honorary Directors
Charles F. Baird Skillman, NJ, U.S.A.	Pierre Côté, C.M. Quebec City, QC	J. Peter Gordon, O.C. Burlington, ON	Eric H. Molson Montreal, QC
Ralph M. Barford Toronto, ON	C. William Daniel, O.C., LL.D. Toronto, ON	Richard M. Ivey, C.C., Q.C. Toronto, ON	William D. Mulholland, LL.D. Georgetown, ON
Matthew W. Barrett, O.C., LL.D. London, ENG	Graham R. Dawson Vancouver, BC	Senator Betty Kennedy, O.C., LL.D. Campbellville, ON	Jerry E.A. Nickerson North Sydney, NS
Peter J.G. Bentley, O.C., LL.D. Vancouver, BC	Louis A. Desrochers, C.M., c.r. Edmonton, AB	J. Blair MacAulay Oakville, ON	Lucien G. Rolland, O.C. Montreal, QC
Claire P. Bertrand Montreal, QC	A. John Ellis,O.C., LL.D., O.R.S. Vancouver, BC	Ronald N. Mannix, O.C. Calgary, AB	Joseph L. Rotman, O.C., LL.D. Toronto, ON
Frederick S. Burbidge, O.C. Frelighsburg, QC	John F. Fraser, O.C., LL.D. Winnipeg, MB	Robert H. McKercher, Q.C. Saskatoon, SK	Mary Alice Stuart, C.M., O.Ont., LL.D. Toronto, ON
Thomas M. Galt Toronto, ON

18 • BMO Financial Group 189th Annual Report 2006

Corporate Responsibility
Your BMO Takes Its
Responsibilities to Heart

As one of Canada’s largest banks, BMO has a responsibility to a diverse group of stakeholders. We are committed to succeeding as a business, thereby creating wealth for our shareholders, employees and society. At the same time, we believe that the quality of all our lives is improved and our business best served when economic performance is integrated with respect for our people, communities and the environment.
     In 2006, we revised BMO’s Corporate Responsibility Policy, which combines our Environmental Corporate Policy and Social Responsibility Corporate Standard. Along with FirstPrinciples, our Code of Business Conduct and Ethics, this updated policy will provide us with guidance and a sound framework as we pursue our corporate responsibility objectives.
     The following highlights how we continued to fulfill our social and environmental responsibilities.

Your Employees

Ensuring that we have the right people to execute our strategies, a performance-driven culture and all of our people focused on our strategic priorities is how we will achieve our business objectives. On an ongoing basis, we promote continuous learning to ensure that our employees have the skills, knowledge and tools they need to provide exceptional customer service and fulfill their own career aspirations. At the same time, we provide a respectful, equitable and inclusive workplace – an environment that promotes diversity, well-being and excellence.
Ensuring that we have the right people to execute our strategies, a performance-driven culture and all of our people focused on our strategic priorities is how we will achieve our business objectives.

Rose M. Patten
Senior Executive Vice-President,
Human Resources,
BMO Financial Group

Developing Our Leaders
In response to changing demographics, including an aging workforce as well as heightened competition for top talent in the financial services sector, BMO has adopted a more strategic approach to retaining our most talented employees. Specifically, we have introduced a consistent, disciplined and enterprise-wide program to assess promising individuals and integrated leadership development in our succession planning process. By investing our resources in recruiting, identifying and developing current and future leaders, we do much to ensure BMO’s continued success.

2006 Awards
Canada’s Top 100 Employers
For the fifth consecutive year, BMO was named one of Canada’s Top 100 Employers by Maclean’s magazine and Mediacorp Inc.
Training Top 100
Training magazine recognized BMO Financial Group as 14th overall, the highest ranked Canadian company in its annual survey.
50 Best Employers for Diversity
Harris was recognized by DiversityInc magazine in the following areas: CEO commitment, human capital (retention across all racial, ethnic and gender categories), corporate communications and supplier diversity.
Corporate Diversity Award
The Chicago Council on Urban Affairs recognized Harris’ commitment to developing a diverse and inclusive workplace.

BMO Financial Group 189th Annual Report 2006 • 19

Corporate Responsibility
Your Employees cont’d

A Culture of Learning
BMO Institute for Learning, our corporate learning centre, plays an essential role in the development of our future leaders – and in the creation of a culture of learning. For the fifth consecutive year, the U.S.-based Training magazine gave the IFL high marks in its annual survey – 14th in its Top 100 list – for linking training to business strategy, the uniqueness of our learning programs and our overall commitment to employee development.
A Supportive Workplace
Creating a healthy, supportive workplace is the right thing to do. It’s also an important part of building a high-performance organization. As part of this commitment, we provide a range of programs to help employees balance their work, family and community responsibilities. These include flexible work arrangements and the largest internal Employee Assistance Program in North America, which is offered to employees, pensioners and their families. This also includes People Care days, time off as requested to help a charitable organization, and our Volunteer Grants program, which makes donations to support employees’ community volunteer efforts.

Our Environment

At BMO, we believe in – and act upon – the principles of sustainable development. That means that we are committed to delivering economic growth while at the same time serving as stewards of the environment.
Carbon Disclosure Project
BMO is a signatory to the Carbon Disclosure Project (CDP), a coordinating secretariat for a coalition of the world’s largest institutional investors seeking disclosure on the business implications of climate change. In 2006, BMO was a member of the CDP Canada Report Advisory Group. In the CDP Report, BMO CEO Tony Comper noted, “This initiative clearly focuses and informs corporate Canada’s thinking on global climate change, one of the most unsettling prospects faced by modern humankind.”

Learning to be Green
BMO has pledged $375,000 over the next three years to Evergreen, an organization that is at the forefront of Canada’s urban greening movement. Our support will go toward the establishment of six outdoor training institutes for teachers in Toronto, Halifax and Winnipeg. They will be used to enhance Evergreen’s Learning Grounds program,which encourages children to green their school grounds and develop the awareness and know-how to become stewards of the environment in their own communities.
United Nations Environment Program Finance Initiative (UNEP FI)
The UNEP FI mission is to identify, promote and effect the adoption of best environmental and sustainability practices at all levels of financial institutions’ operations. BMO Financial Group is an active member of the UNEP FI North American Task Force (NATF).
Equator Principles
The Equator Principles were established in 2002 by the International Finance Corporation, a member of the World Bank Group that promotes sustainable, private sector investment in developing countries as a way to reduce poverty and improve people’s lives. BMO continues to adhere to the Equator Principles, applying environmental and social criteria in the consideration of financing for projects with capital costs in excess of US$10 million.
Environmental
Management System
In 2006, we launched an initiative to develop and implement a sustainable Environmental Management System (EMS) that will make environmental awareness and protection part of our day-to-day business. This system is designed to: assess the environmental impacts of our operations and activities; set targets for performance; and ensure organizational accountability.
Supporting a Sustainable Future
BMO is partnering with Learning for a Sustainable Future (LSF), pledging $100,000 over the next three years to help the organization implement sustainable development education in schools across Canada. LSF was founded in 1991, and its mission is to increase awareness about sustainable development practices among young people. The organization has provided support to more than 15,000 teachers and 200,000 students across Canada.

20 • BMO Financial Group 189th Annual Report 2006

Corporate Responsibility

Our Commitment to Communities

BMO has a long-standing tradition of actively supporting the communities where we do business and where our employees live and work. We believe that by helping our regions, towns and neighbourhoods be vital, healthy and strong, we best serve our company – and society.

Focus on Learning
In 2006, we maintained BMO’s focus on support for learning, particularly at the post-secondary level. We committed $2.9 million in new funding over the next 10 years to 10 colleges and universities across Canada. We announced a $1.25 million pledge to York University’s Glendon College to establish the BMO Financial Group Conference Centre and fund development of public affairs programming. BMO also announced a total of $2.4 million in capital campaign support to Acadia University and Saint Mary’s University in Nova Scotia, University of Sherbrooke and University of Quebec at Montreal, and the University of Lethbridge in Alberta.
Employee Giving
Through BMO Fountain of Hope®, a national charitable foundation managed by BMO Financial Group employees, our employees raised a record $8 million in 2006. Many of our people also actively supported local community organizations. For instance, hundreds of Harris employees in Chicago participated in the 2006 March of Dimes WalkAmerica event, raising more than US$100,000.

Donations: Where the Money Goes (2006)

In 2006, BMO Financial Group contributed $40.8 million in corporate donations, sponsorships and events, supporting communities, charities and not-for-profit organizations in Canada and the United States.

Supporting Health
We also maintained our commitment to supporting health organizations across Canada. In 2006, this included $2 million pledged over the next five years to establish the BMO Financial Group Chair in Cardiology at The Hospital for Sick Children (HSC) in Toronto. HSC is considered one of the top children’s hospitals in the world and treats children with serious injuries and the most complex childhood diseases. We also committed $2 million as part of our ongoing support of the Inner City Health Research Unit at Toronto’s St. Michael’s Hospital.
Awards for the Arts
BMO was honoured to be a recipient of a 2006 Globe and Mail Business for the Arts Award, which recognizes “outstanding partnerships between business and the arts.” Our contribution to the arts and culture in 2006 included our sponsorship of the Elinore and Lou Siminovitch Prize in Theatre. The $100,000 prize – the largest in Canadian theatre – was won by Toronto set and costume designer Dany Lyne. We also made a gift of $1 million to the Canadian Opera Company (COC) to present the inaugural celebrations at the COC’s magnificent new home, the Four Seasons Centre for the Performing Arts.
Partners in Sport
In the belief that sports and athletics promote well-being and build life skills, BMO continues to support Skate Canada®2 and Spruce Meadows®3, Canada’s premier equestrian facility. We also announced a new sports partnership, acquiring the naming rights for the new soccer stadium being built in Toronto. Scheduled to open in the spring of 2007, the 20,000-seat BMO FieldTM will provide a home to Major League Soccer’s Toronto FC and Canada’s national soccer teams.

BMO Financial Group 189th Annual Report 2006 • 21

Management’s Discussion and Analysis
Management’s Discussion and Analysis

BMO’s President & Chief Executive Officer and Chief Financial & Administrative Officer have signed a statement outlining management’s responsibility for financial information in this Annual Report. The statement, which can be found on page 90, also explains the roles of the Audit Committee and Board of Directors in respect of financial information in the Annual Report.
     Management’s Discussion and Analysis (MD&A) comments on BMO’s operations and financial condition for the years ended October 31, 2006 and 2005. The MD&A should be read in conjunction with our consolidated financial statements for the year ended October 31, 2006. The MD&A commentary is as of November 28, 2006, except for peer group comparisons, which are as of December 8, 2006. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).
     Certain prior year data has been reclassified to conform with the current year’s presentation, including reclassifications arising from transfers of certain businesses between operating groups. In addition, Note 3 on page 98 and Note 21 on page 120 of the financial statements detail the impact on previously reported amounts arising from changes in accounting policy that were adopted on a retroactive basis. However, amounts reported in the MD&A for years prior to 2004 have not been restated to reflect the changes in accounting policy due to the insignificance of the impact.

Index

23	Who We Are provides an overview of BMO Financial Group, outlines our 2006 and 2007 targets, explains the links between our annual targets and our overall vision and presents key performance data to help answer the question “Why Invest in BMO?”

24	Financial Performance and Condition at a Glance provides a snapshot of our results on 11 key financial performance and condition measures used by management to monitor performance relative to our peer groups.

27	Enterprise-Wide Strategy outlines our enterprise strategy and our progress in relation to our 2006 strategic priorities.

28	Caution Regarding Forward-Looking Statements warns readers about the limitations and inherent risks and uncertainties of forward-looking information.

28	Factors That May Affect Future Results outlines certain industry and company-specific factors that investors should ensure they consider when assessing BMO’s earnings prospects.

30	Economic Developments includes commentary on the impact of economic developments on our businesses in 2006 and expectations for the economy in 2007.

Value Measures reviews financial performance on the four key measures that assess or most directly influence shareholder return.

31	Total Shareholder Return
32	Earnings per Share Growth
33	Return on Equity
33	Net Economic Profit Growth

34	2006 Financial Performance Review provides a detailed review of BMO’s consolidated financial performance by major income statement category. It also includes explanations of the use of non-GAAP measures and the impacts of business acquisitions and sales and changes in foreign exchange rates.

Operating Group Review outlines the visions and strategies of our operating groups and the major business risks they face, along with their strengths, competencies and key performance drivers. It also includes a summary of their achievements in 2006, their priorities for 2007 and a review of their financial performance for the year.

42	Summary
43	Personal and Commercial Banking
49	Private Client Group
52	Investment Banking Group
55	Corporate Services, including Technology and Operations

Financial Condition Review discusses our assets and liabilities by major balance sheet category. It reviews our capital adequacy and our approach to ensuring we optimize our capital position to support our business strategies and maximize returns to shareholders. It also discusses off-balance sheet arrangements and financial instruments.

56	Summary Balance Sheet
58	Enterprise-Wide Capital Management
60	Off-Balance Sheet Arrangements
61	Financial Instruments

Accounting Matters and Disclosure and Internal Control reviews critical accounting estimates and changes in accounting policies in 2006 and for future periods. It also discusses our evaluation of disclosure controls and procedures and internal controls over financial reporting.

62	Critical Accounting Estimates
64	Changes in Accounting Policies in 2006
64	Future Changes in Accounting Policies
65	Disclosure Controls and Procedures and Internal Control over Financial Reporting
65	Shareholders’ Auditor Pre-Approval Policy and Fees

66	Enterprise-Wide Risk Management outlines our approach to managing the key financial and related risks we face.

74	Review of Fourth Quarter Performance, Quarterly Earnings Trends and 2005 Financial Performance Review provide commentary on results for relevant periods other than fiscal 2006.

78	Supplemental Information presents many useful financial tables and provides more historical detail.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A, audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders & Proxy Circular are available on our web site at www.bmo.com, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov. BMO’s CEO and CFAO each certify the appropriateness and fairness of BMO’s annual and interim financial statements and MD&A and Annual Information Form, and the effectiveness of BMO’s disclosure controls and procedures and internal control over financial reporting.
22	• BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis
Who We Are

Established in 1817 as Bank of Montreal, BMO financial Group is a highly diversified North American financial services organization. With total assets of $320 billion and almost 35,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. We serve clients across Canada through our Canadian retail arm, BMO Bank of Montreal, and through our wealth management businesses, BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves clients through Chicago-based Harris, an integrated financial services organization that provides more than one million personal and business clients with banking and investment services. BMO financial Group comprises three operating groups: Personal and Commercial Banking, Private Client Group and Investment Banking Group.
Our Financial Targets
BMO’s overall governing objective and annual targets for selected important financial performance measures are set out in the adjacent chart. Although our success in achieving our governing objective of delivering first-quartile total shareholder return is dependent on the relative performance of our peer group, we believe that we will deliver first-quartile total shareholder return by meeting our medium-term financial objectives of increasing EPS by an average of at least 10% per year over time and by earning an average annual ROE of 18% to 20% over time (previously 18% to 19%). Annual financial targets represent checkpoints in the achievement of our medium-term objectives, but they also reflect economic conditions prevailing at the time and may be influenced by results in base years used for comparison purposes. As such, in any particular year our annual financial targets may be higher or lower than our medium-term financial objectives.
     Our operating philosophy is to increase revenues at rates higher than general economic growth rates, while limiting expense growth to improve our productivity ratio over time. In achieving efficiencies in expense management, we balance current profitability with the need to invest for future growth.
     In 2006, as in 2005, we achieved four of our five financial targets, as our productivity improvement fell short of our target in both years. We improved the cash productivity ratio by 25 basis points in 2006 and by 538 basis points over the three previous years. In 2004, as in 2003, we achieved all five of our financial targets. Our targets for 2007 have been established in the context of our expectations for the economy in the year ahead, as detailed on page 30.
Our Vision
To be the top-performing financial services company in North America.

Our Governing Objective
To maximize the total return to BMO shareholders and generate, over time, first-quartile total shareholder return relative to our Canadian and North American peer groups.

Our Medium-Term Financial Objectives
To increase EPS by a minimum of 10% per year over time; to earn average annual ROE of between 18% and 20% over time; and to maintain a strong regulatory capital position, consistent with our peers.

2006 Financial Targets	2006 Financial Performance	Target Met	2007 Financial Targets
• 5% to 10% EPS growth from a base of $4.58* (excluding changes in the general allowance)	• EPS growth of 11.6%, on this basis, from $4.58 to $5.11	✓	• 5% to 10% EPS growth from a base of $5.11 (excluding changes in the general allowance)
• ROE of 17% to 19%	• ROE of 19.2%	✓	• ROE of 18% to 20%
• Specific provision for credit losses of $400 million or less	• Specific provision for credit losses of $211 million	✓	• Specific provision for credit losses of $400 million or less
• Tier 1 Capital Ratio of at least 8.0%	• Tier 1 Capital Ratio of 10.22%	✓	• See Enterprise-Wide Capital Management on page 58
• Improve cash productivity ratio by 100 to 150 bps	• Cash productivity ratio improved by 25 bps	✗	• Improve cash productivity ratio by 100 to 150 bps

*Restated from $4.59 due to the retroactive application of a change in accounting for stock-based compensation as discussed on page 64.

Why Invest in BMO?

As at or for the periods ended October 31, 2006 (%)	1-year	5-year	10-year

Compound annual total shareholder return	24.1	19.1	16.7
Compound annual earnings per share growth	11.2	14.1	9.6
Average annual ROE	19.2	17.4	16.5
Compound annual growth in annual dividends declared per share	22.2	15.1	11.8
Dividend yield at October 31, 2006	3.6	na	na

na	–	not applicable
The Our Financial Targets section above contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the Caution Regarding Forward-Looking Statements on page 28 of this Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.

BMO Financial Group 189th Annual Report 2006	•	23

Management’s Discussion and Analysis
Financial Performance and Condition at a Glance

Our Performance	Peer Group Comparison

Total Shareholder Return (TSR)
•  BMO’s average annual five-year TSR of 19.1% improved from 13.8% a year ago and was better than the average return from the financial services industry and the broader market indices.
•  BMO’s one-year TSR of 24.1% in 2006 was the second best of the Canadian peer group. The result improved our five-year TSR and marks returns of more than 15% in four of the past five years.

Further details are provided on page 31.
Five-Year TSR (%)
•  BMO’s average annual five-year TSR of 19.1% was below the Canadian peer group average of 19.6% but substantially above the North American peer group average of 14.4%.
•  Our strong one-year TSR narrowed the gap to the Canadian peer group average and improved our advantage over the North American peer group average.

Earnings per Share (EPS) Growth
•  EPS rose 11.2% to $5.15 in 2006, the fourth consecutive year of record earnings. The increase was driven by business growth, low and stable provisions for credit losses and a lower effective tax rate.
•  Excluding changes in the general allowance for credit losses in 2006 and 2005, EPS grew 11.6%, exceeding our 2006 target of 5% to 10% growth on this basis.

Further details are provided on page 32.
EPS Growth (%)
•  BMO’s EPS growth of 11.2% in 2006 improved but was below a Canadian peer group average of 59.2% that was elevated by the impact of litigation provisions in 2005 and a significant gain on the sale of a business in 2006. These same factors contributed to a strong North American peer group average of 21.0%.

Return on Equity (ROE)
•  ROE of 19.2% was up from 18.8% in 2005 and was the second highest in the past 20 years, and above our 2006 target of 17% to 19%. In 2007, we are targeting ROE of 18% to 20%.
•  We increased our medium-term target to 18% to 20% ROE from 18% to 19% ROE at the end of 2006.

Further details are provided on page 33.
ROE (%)
•  ROE of 19.2% in 2006 was below the Canadian peer group average of 23.2% but above the North American peer group average of 17.5%.
•  BMO has earned ROE of more than 13% in each of the past 17 years, the only major North American bank with this record of earnings consistency.

Net Economic Profit (NEP) Growth
•  NEP, a measure of added economic value, grew 10.3% to a record $1,230 million.
•  Results in Private Client Group and Corporate Services drove the improvement, as the other operating groups were allocated higher capital in 2006.

Further details are provided on page 33.
NEP Growth (%)
•  NEP growth of 10.3% in 2006 was below the Canadian peer group average of 92.1% and the North American peer group average of 37.7%. The averages were favourably affected by the 2005 litigation provisions and the 2006 gain on sale of a business.

Canadian peer group NEP growth for 2002 (-104%) and 2003 (3,112%) is not to scale.

Revenue Growth
•  Revenue* increased $154 million or 1.5% in 2006, but increased 5.9% excluding the effects of the sale of Harrisdirect and the weaker U.S. dollar. On this basis, revenue in each of our operating groups improved, with most of this improvement reflected in P&C Canada and Private Client Group.

Further details are provided on page 36.
Revenue Growth (%)
•  Revenue growth of 1.5% in 2006 was below the Canadian peer group average of 7.2% and the strong North American peer group average of 8.4%. Excluding the sale of Harrisdirect and the impact of the weaker U.S. dollar, BMO’s revenue growth was 5.9%.

Expense-to-Revenue Ratio (Productivity Ratio)
•  The productivity ratio improved 77 basis points to 62.8% in 2006. The cash productivity ratio improved 25 basis points to 62.4%, following 538 basis points of total improvement in the three previous years. We had targeted an improvement of 100 to 150 basis points in the cash productivity ratio in 2006.

Further details are provided on page 40.
Expense-to-Revenue Ratio (%)
•  BMO’s productivity ratio of 62.8% was worse than the Canadian peer group average of 60.8% and the North American peer group average of 57.3%.
•  BMO is targeting to improve the cash productivity ratio by 100-150 bps in 2007.

*Revenue and income taxes are reported in the MD&A on a taxable equivalent basis. See pages 34, 36 and 41.	See page 26 for further comments on peer group comparisons. Certain prior year data has been restated. See Note 1 on page 26.
24 • BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis

Our Performance	Peer Group Comparison

Credit Losses
•  Provisions for credit losses were low and stable, at $176 million. Specific provisions were $211 million and there was a $35 million reduction in the general allowance, both comparable to a year ago.
•  The provision represented 9 basis points of average net loans and acceptances, down from 11 basis points in 2005.

Further details are provided on pages 39 and 68.
Provision for Credit Losses as a % of Average Net Loans and Acceptances
•  BMO’s provision for credit losses of 0.09% of average net loans and acceptances was better than the Canadian peer group average of 0.17% and the North American peer group average of 0.53%.
•  BMO’s credit loss experience has been better than the average of the Canadian peer group in 14 of the past 15 years.

Impaired Loans
•  Gross impaired loans and acceptances were $666 million, compared with $804 million in 2005, and represented 3.8% of equity and allowances for credit losses, down from 4.9% a year ago.
•  Formations of new impaired loans and acceptances, a key driver of credit provisions, were $420 million, in line with a year ago, as credit conditions remained favourable.

Further details are provided on pages 39 and 68.
Gross Impaired Loans and Acceptances as a % of Equity and Allowances for Credit Losses
•  BMO’s ratio of 3.8% was better than the Canadian peer group average of 4.3% but worse than the North American peer group average of 2.6%.
•  BMO’s ratio has approximated the Canadian average but has been higher than the North American average in recent years.

Cash and Securities-to-Total Assets
•  The cash and securities-to-total assets ratio was up slightly from a year ago at 27.2%.
•  Liquidity remains sound and continues to be supported by broad diversification of deposits.

Further details are provided on pages 71 and 72.
Cash and Securities as a % of Total
Assets (%)
•  BMO’s liquidity ratio of 27.2% was below the Canadian peer group average of 33.5% and the North American peer group average of 31.2%.
•  Our liquidity ratio was higher than a year ago and remains at an acceptable level.

Capital Adequacy
•  The Tier 1 Capital Ratio was 10.22%, down slightly from 10.30% last year but above our minimum target of 8.0%.
•  The Total Capital Ratio was 11.76%, down slightly from 11.82% in 2005.
•  BMO has $3.6 billion of excess capital relative to our targeted minimum Tier 1 Capital Ratio.

Further details are provided on pages 58 and 59.
Tier 1 Capital Ratio (%)
•  Our Tier 1 Capital Ratio at 10.22% was slightly below the Canadian peer group average of 10.36%.
•  On a U.S. regulatory basis, our Tier 1 Capital Ratio was 9.93% and was above the North American peer group average of 8.53%.

Credit Rating (Standard & Poor’s)
•  Our credit rating, as measured by Standard & Poor’s (S&P) senior debt ratings, remained at AA-, matching two competitors and exceeding the rating of the other three major Canadian banks.
•  S&P’s ratings outlook on BMO remains stable.

Further details are provided on page 59.
Credit Rating (Standard & Poor’s)
•  BMO’s credit rating of AA-, as measured by S&P’s senior debt ratings, was in the upper half of the Canadian peer group, with two of the banks in our peer group rated as highly as BMO and three rated lower. BMO’s rating was consistent with the median rating of the North American peer group.

Credit Rating (Moody’s)
•  Our credit rating, as measured by Moody’s senior debt ratings, remained at Aa3, slightly below the highest-rated Canadian bank and consistent with the highest-rated of the remaining major Canadian banks.
•  Moody’s ratings outlook on BMO remains stable.

Further details are provided on page 59.
Credit Rating (Moody’s)
•  BMO’s credit rating of Aa3, as measured by Moody’s senior debt ratings, was comparable to the median of the Canadian peer group but slightly higher than the North American peer group median.

See page 26 for further comments on peer group comparisons. Certain prior year data has been restated. See Note 1 on page 26.
BMO Financial Group 189th Annual Report 2006 • 25

Management’s Discussion and Analysis
Canadian and North American Peer Group Comparisons

						2005					Five-Year Average
	2006					(Note 1)					(Note 1)
			Cdn.	N.A.	N.A.			Cdn.	N.A.	N.A.			Cdn.	N.A.	N.A.
		Rank	bank	bank	bank		Rank	bank	bank	bank		Rank	bank	bank	bank
	BMO	of six	avg.	avg.	q’tile	BMO	of six	avg.	avg.	q’tile	BMO	of six	avg.	avg.	q’tile

Financial Performance Measures (%)
Five-year total shareholder return (TSR)	19.1	4	19.6	14.4	1	13.8	4	15.4	10.1	1	19.1	4	19.6	14.4	1
Diluted earnings per share (EPS) growth	11.2	5	59.2	21.0	3	5.2	4	(8.2)	13.4	3	14.1	2	11.5	14.4	3
Return on common shareholders’ equity (ROE)	19.2	6	23.2	17.5	3	18.8	3	15.8	15.6	2	17.4	4	16.6	16.1	2
Net economic profit (NEP) growth	10.3	5	92.1	37.7	3	0.1	5	(19.6)	17.9	3	23.2	3	23.4	26.0	2
Revenue growth	1.5	5	7.2	8.4	4	5.0	5	6.5	13.0	3	2.9	4	3.5	9.0	3
Expense-to-revenue (productivity) ratio	62.8	4	60.8	57.3	4	63.6	2	69.4	60.5	3	65.4	3	66.9	60.4	3
Provision for credit losses as a % of average net loans and acceptances	0.09	1	0.17	0.53	1	0.11	3	0.17	0.56	1	0.20	1	0.36	0.77	1

Financial Condition Measures (%)
Gross impaired loans and acceptances as a % of equity and allowances for credit losses	3.8	3	4.3	2.6	3	4.9	4	5.1	3.0	4	9.5	5	8.6	5.5	4
Liquidity ratio	27.2	6	33.5	31.2	3	26.5	6	32.1	31.2	3	26.8	6	31.2	30.6	3
Tier 1 Capital Ratio – Canadian	10.22	3	10.36			10.30	2	9.96			9.74	4	10.07
Tier 1 Capital Ratio – U.S.	9.93			8.53	1	9.96			8.35	1	9.36			8.25	1
Credit rating – Standard & Poor’s®5	AA–	1	AA–	AA–	1	AA–	1	AA–	AA–	1	AA–	1	AA–	A+	1
– Moody’s®6	Aa3	2	Aa3	Aa2	2	Aa3	2	Aa3	Aa2	2	Aa3	2	Aa3	Aa3	2

The Canadian peer group averages are based on the performance of Canada’s six largest banks: BMO Financial Group, Canadian Imperial Bank of Commerce, National Bank of Canada, RBC Financial Group, Scotiabank and TD Bank Financial Group. The North American peer group averages are based on the performance of North America’s largest banks, consisting of 15 banks in North America having shareholders’ equity that is at least 75% as large as BMO’s. It includes the Canadian peer group, except National Bank of Canada, as well as Bank of America Corporation, Citigroup Inc., J.P. Morgan Chase & Co., KeyCorp, National City Corporation, The PNC Financial Services Group Inc., SunTrust Banks Inc., U.S. Bancorp, Wachovia Corporation, and Wells Fargo & Company.
     Results are as at or for the years ended October 31 for Canadian banks and as at or for the years ended September 30 for U.S. banks, as appropriate.
Note 1. Certain BMO and peer group prior year data has been restated to conform with the current year’s basis of presentation.

Canadian Peer Group Comparison
BMO’s performance in 2006 improved from 2005 on 8 of our 11 key financial performance and condition measures and was unchanged on 1. These measures are considered key because we monitor our performance on them relative to our peer groups. In 2005, our performance improved on 5 of the 11 measures and was unchanged on another.
     Significant litigation provisions recorded by certain of our Canadian peers affected the peer group averages in 2005, resulting in higher peer group average growth rates in 2006. A large gain on the sale of a business by one of our Canadian peers improved the peer group averages in 2006 and also raised their average growth rates. The foregoing factors contributed to very strong peer group measures in 2006. As such, notwithstanding that 8 of BMO’s 11 key financial performance measures improved in 2006, our performance on these measures relative to our Canadian peers deteriorated from 2005.
     In 2006, our performance was better than the Canadian peer group average on 1 of 7 financial performance measures, compared with above-average performance on 5 of 7 measures in 2005. Our rankings in 2006 improved on 1 of the 7 financial performance measures and were unchanged on 3 others. We were better than average on 1 of 4 financial condition measures in 2006, average on 1 and below average on 2. Our ranking improved on 1 measure, deteriorated on 1 and was unchanged on the other 2.
     Our 2006 performance was better than our five-year average performance on 6 of 11 measures and was consistent with our average on another 2. Our five-year average results were better than the comparable Canadian peer group average on 4 of 7 financial performance measures but were worse than average on 3 of 4 financial condition measures.
North American Peer Group Comparison
Our 2006 rankings in the North American peer group slipped from last year. Our quartile ranking was unchanged on 4 financial performance measures and declined on the remaining 3.
     Our performance was better than average on 3 of 7 financial performance measures in 2006, consistent with our performance in 2005. Our financial condition was better than average on 1 of 4 measures in 2006 and average on another, again consistent with our performance in 2005.
     Our five-year average performance was better than the North American peer group average on 3 of 7 financial performance measures and on 1 of 4 financial condition measures.

The following Enterprise-Wide Strategy and Economic Developments sections of this Annual Report contain certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the Caution Regarding Forward-Looking Statements on page 28 of this Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.
26 • BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis
Enterprise-Wide Strategy

Joan T. Dea
Executive Vice-President
Head of Strategic Management
BMO Financial Group
Vision
To be the top-performing financial services company in North America.
Enterprise Strategy
•	Strengthen our broad-based Canadian franchise, pursuing profitable growth in high-potential markets; accelerate our U.S. expansion through disciplined organic growth and acquisitions; deliver an exceptional customer experience for our clients in all our businesses; and consistently improve our productivity by streamlining processes and focusing on timely and efficient execution.
•	In Canada, improve service to our personal banking customers and strengthen our commercial banking business to attain a market leadership position; grow our franchise in the expanding high net worth market; and increase our share of our clients’ investment banking business.
•	In the United States, become the leading personal and commercial bank in the Midwest; accelerate personal banking growth, leverage the strengths of our commercial banking franchise and capture wealth management opportunities within the Chicago market; and continue to grow and improve performance in our investment banking business.
•	Support our employees in reaching their full potential by aligning individual focus and performance with enterprise strategic goals and by maintaining a world-class foundation of productive technologies, efficient processes and sound risk management.

Progress in Relation to our 2006 Strategic Priorities
Achieve financial targets:
•	Annual financial targets for ROE, EPS growth, credit losses and Tier 1 capital were achieved. The cash productivity ratio improved by 25 basis points, but was below our target because of continued investment in our retail businesses and a change in our business mix.
Drive revenue growth:
•	Achieved revenue growth of 1.5%. Excluding the effects of the weaker U.S. dollar and the sale of Harrisdirect late in 2005, revenue grew 5.9%.
•	Acquired bcpbank Canada in December 2006.
Continue to improve U.S. performance:
•	U.S. revenues decreased US$60 million and net income improved by US$2 million. Excluding Harrisdirect’s operations and the gain on its sale as well as variable interest entity (VIE) revenues in 2005, revenues increased US$173 million and net income improved by US$22 million, as both loan growth and improved deposit spreads contributed to performance.
Accelerate growth in the United States:
•	Opened our 200th branch in the Chicago and Northwest Indiana market.
•	Acquired businesses contributed US$17 million to revenue growth. Excluding the operating revenue and sale of Harrisdirect and VIE revenues in the prior year, organic growth contributed US$156 million.
•	Completed the purchase of Villa Park Trust and Savings Bank and entered into an agreement to acquire First National Bank & Trust, furthering our expansion into the Indiana market.
Grow net income in Canada:
•	Net income in Canada increased $345 million, driven by growth in each operating group.
Build a high-performance organization:
•	For the fifth consecutive year, BMO was the only major Canadian bank to be included in the prestigious Maclean’s list of Canada’s “Top 100 Employers.” BMO was also the top-ranked Canadian firm in Training magazine’s “Training Top 100.”
Maintain our world-class foundation:
•	Implemented end-to-end reviews of key enterprise processes and explored opportunities to leverage risk management expertise.
•	Continued to implement enterprise-wide service quality initiatives that will contribute significantly to superior customer experiences and after-sales service.
•	Redesigned our talent management and personal performance processes to provide greater clarity, transparency and accountability.

2007 Strategic Priorities
•	Build a superior Canadian personal banking business to ensure that we meet all of our customers’ financial needs.
•	Further strengthen our commercial banking businesses to become a leading player everywhere we compete.
•	Grow our wealth management businesses, capturing an increasing share of this high-growth market.
•	Drive strong returns and disciplined growth in our North American investment banking business.
•	Improve our U.S. performance and expand our network to become the leading personal and commercial bank in the U.S. Midwest.
•	Build a high-performing, customer-focused organization supported by a world-class foundation of productive technologies, efficient processes, disciplined performance management, sound risk management and governance.

BMO Financial Group 189th Annual Report 2006 • 27

Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this Annual Report, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
     By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this Annual Report not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
     The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic conditions in the countries in which we operate; currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital markets activity; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
     We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion below concerning the effect certain key factors could have on actual results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the organization or on its behalf.
     Assumptions about the performance of the Canadian and U.S. economies in 2007 and how that will affect our businesses are material factors we consider when setting our strategic priorities and objectives, and in determining our financial targets, including provision for credit losses. Key assumptions include that the Canadian and U.S. economies will expand at a moderate pace in 2007 and that inflation will remain low. We also have assumed that interest rates in 2007 will remain little changed in Canada but decline in the United States and that the Canadian dollar will hold its recent gains in value relative to the U.S. dollar. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable effective tax rate.
Factors That May Affect Future Results
As noted in the above Caution Regarding Forward-Looking Statements, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, general and specific, which may cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these risks and uncertainties are discussed in this section.
General Economic and Business Conditions in the Countries in which We Conduct Business
We conduct business in Canada, the United States and other countries. Factors such as interest rates, foreign exchange rates, consumer spending, business investment, government spending, the health of capital markets, the rate of inflation and the threat of terrorism affect the business and economic environments in which we operate. Therefore, the amount of business we conduct in a specific geographic region and the local economic and business conditions may have an effect on our revenues and earnings. For example, a regional economic decline may result in an increase in credit losses, a decrease in loan growth and reduced capital markets activity.
Currency Rates
The Canadian dollar equivalent of our revenues and expenses denominated in currencies other than the Canadian dollar is subject to fluctuations in the value of the Canadian dollar relative to such currencies. Such fluctuations may affect our overall business and financial results. Our most significant exposure is to fluctuations in the value of the Canadian dollar relative to the U.S. dollar due to the size of our operations in the United States. The recent increase in value of the Canadian dollar relative to the U.S. dollar has affected our results in the past two years. Further appreciation of the Canadian dollar relative to the U.S. dollar would reduce the translated value of U.S.-dollar-denominated revenues, expenses and earnings relative to prior periods. Refer to the Foreign Exchange section on page 35 and the discussion of Market Risk on pages 69 to 71 for a more complete discussion of our foreign exchange risk exposures.
Monetary Policy
Bond and money market expectations about inflation and central bank monetary policy have an impact on the level of interest rates. Changes in market expectations and monetary policy are difficult to anticipate and predict. Fluctuations in interest rates that result from these changes can have an impact on our earnings. Refer to the discussion of Market Risk on pages 69 to 71 for a more complete discussion of our interest rate risk exposures.
Level of Competition
The level of competition among financial services companies is high. Furthermore, non-financial companies are increasingly offering services traditionally provided by banks. Customer loyalty and retention can be influenced by a number of factors, including service levels, prices for products or services, our reputation and the actions of our competitors. Loss of market share could adversely affect our earnings.
Changes in Laws and Regulations
Regulations are in place to protect our clients, investors and the public interest. Changes in laws and regulations, including how they are interpreted and enforced, could adversely affect our earnings by allowing more competition for our products and services and by increasing the costs of compliance. In addition, our failure to comply with laws and regulations could result in sanctions and financial penalties that could adversely affect our reputation and earnings.
Judicial or Regulatory Judgments and Legal Proceedings
We take what we believe to be reasonable measures designed to ensure compliance with the laws and regulations of the jurisdictions in which we conduct business. However, there can be no assurance that we will always be in compliance or be deemed to be in compliance. As a result, it is possible that we could receive a judicial or regulatory judgment or decision which results in fines, damages or other costs that would have a negative impact on earnings and damage our reputation. We are also subject to litigation arising in the ordinary course of our business.

28	•	BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis

The unfavourable resolution of any litigation could have a material adverse effect on our financial results. Damage to our reputation could also result, harming our future business prospects. Information about legal proceedings we currently face is provided in Note 27 on page 128 of the financial statements.
Accuracy and Completeness of Customer
and Counterparty Information
When deciding to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided by or on behalf of those customers and counterparties, including audited financial statements and other financial information. We also may rely on representations made by customers and counterparties that the information they provide is accurate and complete. Our financial results could be adversely affected if the financial statements or other financial information provided by customers and counterparties is materially misleading.
Execution of Strategic Plans
Our financial performance is influenced by our ability to execute strategic plans developed by management. If these strategic plans do not meet with success or there is a change in strategic plans, our earnings could grow at a slower pace or decline.
Acquisitions
We perform thorough due diligence before completing an acquisition. However, it is possible that we might make an acquisition that does not subsequently perform in line with our financial or strategic objectives. Higher than anticipated integration costs and failure to realize expected cost savings could adversely affect our earnings after an acquisition. Our post-acquisition performance is also contingent on retaining the clients and key employees of acquired companies, and there can be no assurance that we will always succeed in doing so.
Critical Accounting Estimates
We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). The application of GAAP requires that management make significant judgments and estimates that can affect when certain assets, liabilities, revenues and expenses are recorded in our financial statements and their recorded values. In making these judgments and estimates, we rely on the best information available at the time. However, it is possible that circumstances may change or new information may become available. Our financial results would be affected in the period in which any new circumstances or information became apparent, and the amount of the impact could be significant. More information is included in the discussion of Critical Accounting Estimates on page 62.
Operational and Infrastructure Risks
We are exposed to many types of operational risk that affect all large corporations. Such risks include the risk of fraud by employees or others, unauthorized transactions by employees, and operational or human error. We also face the risk that computer or telecommunications systems could fail, despite our efforts to maintain these systems in good working order. Given the high volume of transactions we process on a daily basis, certain errors may be repeated or compounded before they are discovered and successfully rectified. Shortcomings or failures of our internal processes, employees or systems, including any of our financial, accounting or other data processing systems, could lead to financial loss and damage to our reputation. In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports our operations and the communities in which we do business.
Other Factors
Other factors beyond our control that may affect our future results are noted in the Caution Regarding Forward-Looking Statements on page 28. Additional factors, including credit and counterparty, market, liquidity and funding, operational, business reputation and other risks, are discussed in the Enterprise-Wide Risk Management section starting on page 66.
     We caution that the preceding discussion of factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to BMO, investors and others should carefully consider these factors, as well as other uncertainties, potential events and industry and company-specific factors that may adversely affect future results. We do not undertake to update any forward-looking statements, written or oral, that may be made from time to time by us or on our behalf.

BMO Financial Group 189th Annual Report 2006 • 29

Management’s Discussion and Analysis
Economic Developments

Canadian and U.S. Economic and Financial Services
Developments in 2006
The Canadian economy grew at a moderate pace in 2006, with strength in domestic demand partially offset by weaker exports. Consumer spending remained healthy, sustaining growth in personal loans. Housing market activity softened somewhat but continued at very high levels, especially in Western Canada, supporting growth in residential mortgages. To expand capacity and remain competitive, firms boosted spending on new equipment, spurring growth in business credit. Robust job growth pushed the unemployment rate down to a 32-year low, although manufacturers continued to struggle with the strong Canadian dollar. Inflation remained low despite rising oil prices, encouraging the Bank of Canada to suspend its tightening cycle in the summer. High commodity prices supported earnings growth in the resource sector, extending the rally in Canadian equity markets and providing support to our mutual fund and brokerage businesses and to underwriting and merger and acquisition activities.
     The U.S. economy grew at a respectable rate in 2006, although the pace of activity moderated through the year in response to rising interest rates and high energy costs. Housing markets cooled from the frenetic pace of recent years, resulting in slower growth in residential mortgages. In contrast, corporate spending remained brisk, driving growth in business loans. Continued healthy gains in employment have reduced the unemployment rate to a five-year low. After steadily raising interest rates in the past two years, the Federal Reserve suspended its tightening cycle in mid-2006 due to the slowing economy.
Economic and Financial Services Outlook for 2007
In 2007, the Canadian economy is again expected to grow moderately, improving through the year as the negative impact of the strong Canadian dollar dissipates. Business investment should remain strong based on healthy corporate balance sheets, promoting growth in business credit. While an expected moderation in housing activity will likely dampen demand for residential mortgages, the projected steady economic expansion should underpin fee-based investment banking activities. Interest rates are expected to remain stable in Canada, while the value of the Canadian dollar should increase modestly against a generally weak U.S. dollar.
     The U.S. economy is expected to grow moderately in 2007, although the rate of growth is forecast to improve late in the year in response to an anticipated easing in monetary policy. Continued strong demand for productivity-enhancing capital equipment is expected to sustain growth in business credit. However, a further moderation in the housing market is anticipated and will likely reduce growth in residential mortgages. The lower interest rates expected in 2007, along with the large U.S. current account deficit, will likely weaken the U.S. dollar relative to most major currencies.

30	•	BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis
Value Measures

Highlights
•	We surpassed four of our five performance targets in 2006, as in 2005, after meeting or surpassing all five in 2004 and 2003.
•	Total Shareholder Return (TSR) – BMO investors have earned an average annual return of 19.1% over the past five years, earning 24.1% in 2006 and double-digit returns in four of the past five years.
•	Earnings per share (EPS) growth – EPS grew to record levels for the fourth consecutive year, increasing 11.2% to $5.15 in 2006. EPS has increased at a five-year average annual compound rate of 14.1%.
•	Net income increased 11% to $2,663 million. The $267 million increase in net income was attributable to improved revenues from business growth, low and stable provisions for credit losses and lower income taxes.
•	Return on Equity (ROE) – BMO’s ROE was 19.2% in 2006, the second-highest in the past 20 years, and has exceeded 13% for 17 consecutive years, distinguishing BMO as the only major bank in North America with this level of earnings consistency.
•	Net Economic Profit (NEP) Growth – NEP increased $114 million or 10% to a record $1,230 million, driven by higher earnings.
•	The quarterly dividend paid on our common shares increased three times during the year, growing by a total of 35% from the fourth quarter a year ago to $0.62 per share in the fourth quarter of 2006. Annual dividends paid have increased at a rate of 14.3% over the past five years, matching the growth in earnings per share.

Total Shareholder Return
BMO’s governing objective is to maximize the total return to our shareholders and generate, over time, first-quartile total shareholder return (TSR) relative to our Canadian and North American peer groups.
     The five-year average annual TSR is a key measure of shareholder value and is the most important of our financial performance and condition measures, since it assesses our success in achieving our governing objective of maximizing return to shareholders. Over the past five years, shareholders have earned an average annual TSR of 19.1% on their investment in BMO common shares. This exceeds the 14.5% average annual return for the S&P/TSX Composite Total Return Index and the 17.9% return for the S&P/TSX Financial Services Total Return Index. The table below summarizes dividends paid on BMO common shares over the past five years and the appreciation in BMO’s share price. An investment of $1,000 in Bank of Montreal common shares made at the beginning of fiscal 2002 would have been worth $2,394 at October 31, 2006, assuming reinvestment of dividends, for a total return of 139.4%. Dividends paid over the five-year period have increased at an average annual compound rate of 14.3%. Dividends paid increased in three of four quarters in 2006, rising 35% from $0.46 per share in the fourth quarter of 2005 to $0.62 per share in the fourth quarter of 2006. Dividends paid on each common share increased 18% in 2006 to $2.13. On November 28, 2006, the Board raised the quarterly dividend by 4.8% to $0.65 per share.
     The average annual TSR of 19.1% for the most recent five-year period increased from the 13.8% average annual return for the five years ended October 31, 2005. The averages are affected by the one-year TSRs included in the calculations. The improvement reflected the removal of the –1.2% return earned in 2001 from the averaging calculation and its replacement with the 24.1% return earned in fiscal 2006.
The five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a five-year period. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in additional shares.

     The 24.1% TSR earned in fiscal 2006 was higher than the returns on comparable market indices in a year of strong stock market returns. BMO’s TSR has exceeded 15% in four of the past five fiscal years and BMO’s average annual TSR over the past 10 fiscal years is 16.7%.
     Pages 24 and 26 provide further comment on total shareholder return and include peer group comparisons.

Total Shareholder Return

For the year ended October 31	2006	2005	2004	2003	2002	Five-year CAGR	(1)

Closing market price per common share ($)	69.45	57.81	57.55	49.33	38.10	15.5
Dividends paid ($ per share)	2.13	1.80	1.50	1.29	1.18	14.3
Dividends paid (%)	3.7	3.1	3.0	3.4	3.5
Increase in share price (%)	20.1	0.5	16.7	29.5	12.5
Total annual shareholder return (%)	24.1	3.7	20.0	33.4	16.2

Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.

(1) Compound annual growth rate (CAGR).

BMO Financial Group 189th Annual Report 2006	•	31

Management’s Discussion and Analysis
Earnings per Share Growth
The year-over-year percentage change in earnings per share (EPS) is our key measure for analyzing earnings growth. All references to EPS are to diluted EPS, unless indicated otherwise.
     EPS was a record $5.15, up 11.2% from $4.63 in 2005. Cash EPS was $5.23, up 9.4% from $4.78 a year ago. Excluding a $35 million reduction in the general allowance for credit losses in 2006 and a $40 million reduction in 2005, EPS rose 11.6% from $4.58 to $5.11. The 11.6% growth rate exceeded our annual target of 5% to 10% growth on this basis. In 2007, we are again targeting EPS growth of 5% to 10%, from a base of $5.11, excluding any change in the general allowance. Our targets for 2007, as in prior years, have been established in the context of our expectations for the economy, as outlined in our economic outlook for 2007 on page 30.
     Our five-year compound average annual EPS growth rate was 14.1%, above our medium-term objective of 10%, as EPS increased to $5.15 in 2006 from $2.66 in 2001. EPS in 2001 was significantly affected by specific provisions for credit losses, which totalled $880 million, the highest in the current credit cycle and $669 million higher than in 2006. However, results in 2001 did benefit from certain sales and other items that added $93 million to net income.
     Net income was $2,663 million, up 11% from $2,396 million a year ago. The $267 million increase in net income was primarily attributable to improved revenues from business growth, low and stable provisions for credit losses and lower income taxes. This year marked BMO’s fourth consecutive year of record net income.
     Each of our three operating groups earned record net income, as in 2005, although results declined in P&C U.S. Personal and Commercial Banking (P&C) net income rose $57 million or 5% from a year ago. The P&C group represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). P&C Canada net income rose by $67 million or 6%, or by $24 million and 2% excluding certain items that increased earnings in both years, which are discussed in the operating group review on page 46. The improvement was driven by higher revenue from volume growth, partially offset by increases in expenses and provisions for credit losses. P&C U.S. net income declined $10 million or 7%, but excluding the impact of the weaker U.S. dollar was $1 million lower than in 2005, as we continued to invest in our businesses.
     Private Client Group (PCG) net income was up $40 million or 13%. PCG’s results in 2005 reflected gains on the sales of Harrisdirect and TSX common shares, which are discussed in the operating group review on page 51. Adjusted for the impact of those items, net income increased $74 million or 27%, primarily due to strong growth in operating revenues. Investment Banking Group (IBG) net income rose $7 million or 1%. IBG’s results in 2005 included VIE revenues, as discussed in the operating group review on page 54. Excluding this item, IBG’s net income increased $44 million or 5%, primarily due to income tax initiatives, improved trading revenues and higher merger and acquisition fees. Corporate Services net income increased $163 million, primarily due to low income taxes in 2006 as well as reductions in expenses and provisions for credit losses, largely recorded in Corporate Services under BMO’s expected loss provisioning methodology, which is explained in the operating group review on page 56.
     Revenue on a taxable equivalent basis, which is explained on pages 34 and 36, increased $154 million or 2% to $10,112 million. Revenue growth was lowered $236 million by the net impact of the sale of Harrisdirect and businesses acquired by P&C U.S., as

Earnings per share (EPS) is calculated by dividing net income, after deduction of preferred dividends, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would lower EPS, and is more fully explained in Note 24 on page 125 of the financial statements.

EPS in 2006 rose 11% from a then- record $4.63 in 2005.	Business growth, favourable income taxes and sustained credit performance contributed to EPS growth.
explained on page 35. Revenue growth was further reduced by $170 million as a result of the weaker U.S. dollar. Adjusted for the sale of Harrisdirect and the weaker U.S. dollar, revenue growth was 6%. Revenue increased 6% in P&C Canada largely due to volume growth, a gain on the investment in MasterCard®7 Incorporated on its initial public offering (IPO) and an increase in customer loyalty card reserves in 2005, largely offset by reduced net interest margin. P&C U.S. revenue increased 1%, but increased 8% excluding the effect of the weaker U.S. dollar, largely due to acquisitions, new branches and loan growth, partially offset by reduced net interest margins.
     PCG revenues fell 7%, but rose 8% excluding the effects of having sold Harrisdirect and gains on asset sales in 2005. There were increases in mutual fund fees, direct investing commissions and net interest earned on term deposits. IBG revenues increased 1%, but rose 4% excluding the impact of the weaker U.S. dollar. There were significant increases in trading revenues, particularly commodity derivatives trading revenues, and in merger and acquisition fees. These factors were partially offset by reduced net interest income in a challenging interest rate environment and by VIE revenues in 2005. Total revenue growth is discussed further on page 36.
     Provisions for credit losses totalled $176 million, consisting of $211 million of specific provisions and a $35 million reduction in the general allowance for credit losses. These amounts were relatively unchanged from 2005. The provision for credit losses is discussed further on page 39.
     Non-interest expense increased $21 million to $6,353 million. Expense growth was lowered $214 million by the net impact of the sale of Harrisdirect and businesses acquired by P&C U.S., and by $112 million as a result of the weaker U.S. dollar. Adjusted for the sale of Harrisdirect and the weaker U.S. dollar, expense growth was 6%. Expenses were affected by growth in our sales forces in P&C Canada and PCG and by higher performance-based compensation costs, which were in line with improved results in particular businesses. Non-interest expense is discussed further on page 40.

32	•	BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis
Return on Equity
Return on equity (ROE) is another key value measure. We achieved an ROE of 19.2% in 2006, up from 18.8% in 2005. The improvement was attributable to the $267 million increase in net income, partially offset by the effect of a $1.1 billion increase in average common shareholders’ equity. BMO has now generated an ROE of more than 13% in each of the past 17 years, and is the only major North American bank to meet this test of earnings consistency. The 19.2% return was slightly above our annual target of 17% to 19% because of higher net income earned in the year, and was above our medium-term objective in 2006 of achieving an average annual 18% to 19% ROE, over time. We have now increased our medium-term ROE objective to 18% to 20%, reflecting our track record of past years and our governing objective of generating first-quartile total shareholder return. In 2007, we are targeting ROE of 18% to 20%. Table 3 on page 79 includes ROE statistics for the past 10 years. Pages 24 and 26 provide further comment on ROE and include peer group comparisons.

Net Economic Profit Growth
The last of our four key value measures is net economic profit (NEP) growth. NEP was a record $1,230 million, up $114 million or 10% from the prior year. The improvement was due to higher cash net income, which more than offset a higher charge for capital associated with strong growth in shareholders’ equity. Growth in NEP was driven by improved returns in Corporate Services and Private Client Group. Personal and Commercial Banking and Investment Banking Group earnings rose in 2006 but at rates that were low relative to their increased allocated capital. Pages 24 and 26 provide further comment on NEP growth and include peer group comparisons.

Net Economic Profit ($ millions, except as noted)

For the year ended October 31	2006	2005	2004	2003	2002

Net income available to common shareholders	2,633	2,366	2,264	1,743	1,338
After-tax impact of the amortization of intangible assets	36	74	78	79	75

Cash net income available to common shareholders	2,669	2,440	2,342	1,822	1,413
Charge for capital*	(1,439)	(1,324)	(1,230)	(1,119)	(1,045)

Net economic profit	1,230	1,116	1,112	703	368

Net economic profit growth (%)	10	—	58	92	(15)

*Charge for capital
Average common shareholders’ equity	13,703	12,577	11,696	10,646	9,973
Cost of capital (%)	10.5	10.5	10.5	10.5	10.5

Charge for capital	(1,439)	(1,324)	(1,230)	(1,119)	(1,045)

BMO Financial Group 189th Annual Report 2006	•	33

Management’s Discussion and Analysis
2006 Financial Performance Review

This section provides a review of our enterprise financial performance for 2006 that focuses on the Consolidated Statement of Income included in our consolidated financial statements, which begin on page 92. A review of our operating groups’ strategies and performance follows the enterprise review. A summary of the enterprise financial performance for 2005 is outlined on page 77.

Highlights
•	Revenue increased $154 million or 1.5% in 2006, but increased 5.9% excluding Harrisdirect’s revenues in 2005 and the impact of the weaker U.S. dollar.
•	Revenue growth in P&C Canada was attributable to volume growth as well as a customer loyalty card reserve increase in 2005 and a gain on the MasterCard IPO. P&C U.S. revenue growth was attributable to loan growth, acquisitions and new branches. Private Client Group revenue growth was driven by higher mutual fund fees and direct investing commissions, excluding Harrisdirect’s results and gains on asset sales in 2005. Investment Banking Group revenue growth was driven by higher trading revenues, improved merger and acquisition fees and higher commissions.
•	The provision for credit losses was comparable to a year ago at $176 million, the second-lowest since 1998 (2004 was the lowest). Specific provisions for credit losses were $211 million and there was a $35 million reduction in the general allowance, both of which were also comparable to amounts in the previous year. Gross impaired loans declined from the already low levels of 2005.
•	Non-interest expense increased 0.3% in 2006, but increased 6.1% excluding Harrisdirect’s expenses in 2005 and the impact of the weaker U.S. dollar. Expense growth on this basis was in part due to business initiatives to improve future profitability and to higher performance-based costs.
•	The expense-to-revenue ratio (or productivity ratio) improved by 77 basis points (bps) to 62.8%. We improved the cash productivity ratio by 25 bps to 62.4%, following a total improvement of 538 bps in the three previous years.
•	The effective income tax rate was 23.6%, down from 28.8% in 2005, in part due to income tax initiatives.

Non-GAAP Measures
BMO uses both GAAP and non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
     Cash earnings and productivity measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also useful because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated EPS) and deduct the amortization of intangible assets from non-interest expense to derive cash productivity measures.
     BMO, like many banks, analyzes revenue, and ratios computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency in approach.
     Net economic profit is another non-GAAP measure. It represents cash earnings available to common shareholders less a charge for capital, and is considered an effective measure of added economic value.
GAAP and Related Non-GAAP Measures Used in the MD&A
($ millions, except as noted)

	2006	2005	2004

Net interest income per financial statements (a)	4,744	4,787	4,798
Non-interest revenue	5,241	5,052	4,551

Revenue per financial statements (b)	9,985	9,839	9,349

Taxable equivalent basis (teb) adjustment (c)	127	119	139

Net interest income (teb) (a+c) (d) (1)	4,871	4,906	4,937
Non-interest revenue	5,241	5,052	4,551

Revenue (teb) (e) (1)	10,112	9,958	9,488

Provision for income taxes per financial statements (f)	717	874	971
Taxable equivalent basis (teb) adjustment	127	119	139

Provision for income taxes (teb) (g) (1)	844	993	1,110

Non-interest expense (h)	6,353	6,332	6,169
Amortization of intangible assets	(44)	(94)	(104)

Cash-based expense (i) (1)	6,309	6,238	6,065

Net income	2,663	2,396	2,295
Amortization of intangible assets (net of income tax)	36	74	78

Cash net income (1)	2,699	2,470	2,373
Preferred share dividends	(30)	(30)	(31)
Charge for capital (1)	(1,439)	(1,324)	(1,230)

Net economic profit (1)	1,230	1,116	1,112

Non-interest expense-to-revenue ratio (2) (%)((h/b) x 100)	63.6	64.4	66.0
Non-interest expense-to-revenue (teb) ratio (1) (2) (%) ((h/e) x 100)	62.8	63.6	65.0
Cash non-interest expense-to-revenue (teb) ratio (1) (2) (%) ((i/e) x 100)	62.4	62.6	63.9
Net interest margin annualized (%) ((a/average assets) x 100)	1.53	1.61	1.82
Net interest margin (teb) annualized (1) (%) ((d/average assets) x 100)	1.58	1.65	1.88
EPS (uses net income) ($)	5.15	4.63	4.40
Cash EPS (1) (uses cash net income) ($)	5.23	4.78	4.55
Effective tax rate (%) (f/income before income taxes)	20.7	26.3	29.5
Effective tax rate (teb) (1) (%) (g/income before income taxes)	23.6	28.8	32.4

(1)	These are non-GAAP amounts or non-GAAP measures.
(2)	Also referred to as productivity ratio and cash productivity ratio.

34	•	BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis
Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, income taxes and provision for credit losses in 2006 and 2005 were lowered relative to the preceding year by the weakening of the U.S. dollar. The adjacent table indicates average Canadian/U.S. dollar exchange rates in 2006, 2005 and 2004 and the impact of lower rates.
     At the start of each quarter, BMO enters into hedging transactions that are designed to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S.-dollar-denominated net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations but only within that quarter. As such, the sum of the hedging gains/losses for the four quarters in a year is not directly comparable to the impact of year-over-year exchange rate fluctuations on earnings for the year.
     Each one-cent decrease (increase) in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, decreases (increases) BMO’s annual earnings by approximately $6 million before income taxes in the absence of hedging activity.
     The gain or loss from hedging transactions in future periods will be determined by both future exchange rate fluctuations and the amount of the underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months. The effect of exchange rate fluctuations on our net investment in foreign operations is discussed in the Provision for Income Taxes section on page 41.
Effects of the Weaker U.S. Dollar on BMO’s Results
($ millions, except as noted)

	2006	2005
	vs.	vs.
	2005	2004

Canadian/U.S. dollar exchange rate (average)
2006	1.132
2005	1.214	1.214
2004		1.313

Reduced net interest income	(63)	(87)
Reduced non-interest revenue	(107)	(126)

Reduced revenues	(170)	(213)
Reduced expenses	112	145
Reduced provision for credit losses	4	1
Reduced income taxes	28	19

Reduced net income before hedging gains	(26)	(48)
Hedging gains	3	10
Income taxes thereon	(1)	(4)

Reduced net income	(24)	(42)

Impact of Business Acquisitions (Sales)
BMO Financial Group has selectively acquired and sold a number of businesses in advancing our North American growth strategy. These acquisitions and sales increase or decrease revenue and expenses, affecting year-over-year comparisons of operating results. The adjacent table outlines acquisitions and sales by operating group that affected BMO’s revenue, expenses and net income for 2006 relative to 2005, and for 2005 relative to 2004, to assist in analyzing changes in results.
     For the acquisition completed in fiscal 2006, the incremental effects are the revenues and expenses of that business that are included in results for fiscal 2006. For acquisitions completed in fiscal 2005, the incremental effects on results for 2006 are the revenues and expenses of those businesses from the beginning of fiscal 2006 until the first anniversary of their respective dates of acquisition.
     For fiscal 2005 acquisitions, the incremental effects on results for 2005 relative to 2004 are the revenues and expenses of those businesses that are included in results for fiscal 2005, and for acquisitions completed in fiscal 2004, the incremental effects on results for fiscal 2005 are the revenues and expenses of those businesses from the beginning of fiscal 2005 until the first anniversary of their respective dates of acquisition.
     Harrisdirect was sold in October 2005, the last month of fiscal 2005. As such, the reduction in results for 2006 relative to 2005 was the 2005 revenue, expenses, net loss and cash net income of the business that was sold. The sale was completed to redeploy capital to higher-return businesses.
Impact of Business Acquisitions (Sales) on
Year-over-Year Comparisons ($ millions)

	Increase (decrease) in:
			Net	Cash net
Business acquired/sold	Revenue	Expense	income	income

Personal and Commercial Banking
Incremental effects on results for: 2006	17	29	(7)	1
2005	75	51	13	17
Villa Park Trust and Savings Bank
Acquired December 2005 for $76 million
Mercantile Bancorp, Inc.
Acquired December 2004 for $194 million
New Lenox State Bank
Acquired June 2004 for $314 million
Lakeland Community Bank
Acquired March 2004 for $49 million
Total purchases of $633 million

Private Client Group
Incremental effects on results for: 2006*	(253)	(243)	5	(27)
2005	–	–	–	–
Harrisdirect
Sold October 2005 for $827 million resulting in a gain of $49 million ($18 million after tax)

BMO Financial Group
Incremental effects on results for: 2006	(236)	(214)	(2)	(26)
2005	75	51	13	17
Purchases of $633 million and sales of $827 million

*	Includes the $49 million ($18 million after tax) gain on sale in 2005.

BMO Financial Group 189th Annual Report 2006	•	35

Management’s Discussion and Analysis
Revenue
Revenue on a taxable equivalent basis (see page 34) rose $154 million or 1.5% in 2006 to $10,112 million, driven by growth in P&C Canada. The weaker U.S. dollar lowered revenue growth in each of the operating groups and reduced BMO’s overall revenue growth by $170 million or 1.7 percentage points, while the net impact of businesses sold and acquired reduced growth by $236 million or 2.4 percentage points. The $154 million increase was entirely due to higher non-interest revenue, as increased net interest income in P&C Canada was offset by a decline in Investment Banking Group. Excluding the impact of the Harrisdirect sale and the weaker U.S. dollar, revenue growth was 5.9%.
     BMO, like many banks, analyzes revenue on a taxable equivalent basis (teb). The teb adjustments for fiscal 2006 totalled $127 million, up from $119 million a year ago.
     P&C Canada revenue increased $260 million or 6% due to volume growth, higher insurance income, a 2005 adjustment to increase customer loyalty card reserves that lowered credit card fees, and a gain on MasterCard Incorporated’s IPO. P&C U.S. revenue increased $9 million or 1%, but increased $74 million or 8% excluding the impact of the weaker U.S. dollar. The increase was due to loan growth, acquisitions and new branches. Private Client Group revenue declined; however, after excluding the operating results of Harrisdirect and $74 million of gains on asset sales in 2005, revenue increased $135 million or 8%. Growth was driven by higher mutual fund fees and direct investing commissions. Investment Banking Group revenue increased $39 million or 1%. The weaker U.S. dollar lowered IBG revenue growth by $96 million or 3 percentage points. There was higher trading revenue, improved merger and acquisition fees and higher commissions.
Net Interest Income
Net interest income for the year was $4,871 million, a reduction of $35 million from 2005. The net effect of businesses sold and acquired reduced net interest income by $52 million, while the impact of the weaker U.S. dollar further reduced net interest income by $63 million. A significant decline in Investment Banking Group’s net interest income offset strong growth in P&C. There was strong volume growth as average assets increased by $13 billion. Overall net interest margin was lower in a competitive environment, continuing a four-year trend.
     On November 1, 2004, we commenced the consolidation of certain of our customer securitization vehicles, pursuant to the adoption of the Canadian Institute of Chartered Accountants’ (CICA’s) new accounting requirement on the consolidation of VIEs. This lowered net interest margin as it resulted in the inclusion of approximately $21 billion of average assets in BMO’s
Taxable equivalent basis (teb)
Revenues reflected in our MD&A are presented on a taxable equivalent basis (teb). The teb adjustment increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate, to facilitate comparisons. The effect is disclosed on page 34 and in Table 7 on page 80.

Net interest income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.
Net interest margin is the ratio of net interest income to average assets, expressed as a percentage or in basis points.
Revenue ($ millions)

For the year ended October 31	2006	2005	2004	2003	2002

Net interest income (teb)	4,871	4,906	4,937	4,929	4,812
Year-over-year growth (%)	(0.7)	(0.6)	0.2	2.4	6.3
Non-interest revenue	5,241	5,052	4,551	4,220	3,924
Year-over-year growth (%)	3.8	11.0	7.8	7.6	(7.1)

Total revenue (teb)	10,112	9,958	9,488	9,149	8,736
Year-over-year growth (%)	1.5	5.0	3.7	4.7	(0.1)

Change in Net Interest Income, Average Assets and Net Interest Margin

	Net interest income (teb)				Average assets				Net interest margin
	($ millions)		Change		($ millions)		Change		(in basis points)
For the year ended October 31	2006	2005	$	%	2006	2005	$	%	2006	2005	Change

P&C Canada	2,940	2,829	111	4	114,364	105,963	8,401	8	257	267	(10)
P&C U.S.	740	732	8	1	21,890	21,055	835	4	338	348	(10)

Personal and Commercial Banking (P&C)	3,680	3,561	119	3	136,254	127,018	9,236	7	270	280	(10)
Private Client Group (PCG)	569	577	(8)	(1)	6,545	7,061	(516)	(7)	871	819	52
Investment Banking Group (IBG)	773	966	(193)	(20)	161,811	157,234	4,577	3	48	61	(13)
Corporate Services, including Technology and Operations	(151)	(198)	47	24	4,521	5,189	(668)	(13)	nm	nm	nm

Total	4,871	4,906	(35)	(1)	309,131	296,502	12,629	4	158	165	(7)

nm – not meaningful

36	•	BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis

balance sheet. On April 29, 2005, we completed the restructuring of these VIEs; consequently, the VIE assets were no longer included in BMO’s balance sheet as of that date. BMO’s net interest margin for fiscal 2005 was approximately 6 basis points lower than it would have been if we had not been required to consolidate VIE assets in those periods, and Investment Banking Group’s net interest margin was approximately 4 basis points lower.
     In P&C Canada, there was strong volume growth in mortgages, personal and commercial loans and commercial deposits. In P&C U.S., there was robust loan growth but its effect was reduced by the weaker U.S. dollar. Net interest margin was 10 basis points lower in both Canada and the United States. In Canada, net interest margin was affected by loan pricing in a competitive market, particularly the mortgage market early in 2006, and by total loans growing faster than deposits. In P&C U.S., net interest margin was affected by competitive pressures on loan pricing. A changing product mix also contributed to reduced net interest margin in P&C U.S., as customers shifted to lower-spread deposits and fixed-rate loans in the rising interest rate environment. Loan growth also exceeded deposit growth in the United States, contributing to the reduction in net interest margin. The overall decline in net interest margin was mitigated by pricing decisions in certain deposit categories in both Canada and the United States.
     Private Client Group net interest income declined modestly, but was up strongly when adjusted for the sale of Harrisdirect, because of improved margins in term investment products and moderate balance growth. The group’s net interest margin is significantly higher than other groups, as the net interest margin calculation represents net interest income as a percentage of total assets. The group’s primary source of net interest income is term investment products, which are liabilities. Investment Banking Group’s average assets increased $5 billion, but increased $16 billion excluding VIE assets in 2005. There was growth in both corporate loans and low-margin capital markets assets, driven largely by client demand. The group’s net interest income and net interest margin declined sharply, in large part due to the higher funding costs associated with the expansion of our commodity and equity trading businesses. The decline was also due to lower spreads in our interest-rate-sensitive businesses related to rising short-term interest rates and a flatter yield curve, our strategy of reducing non-core assets and lower spreads on corporate loans, partially offset by growth in assets.
     Corporate Services net interest income fluctuates in response to activities related to certain balance sheet positions and BMO’s overall asset-liability position.
Non-Interest Revenue
Non-interest revenue, which comprises all revenues other than net interest income, increased $189 million or 3.8% from 2005. The net impact of businesses sold and acquired reduced 2006 non-interest revenue by $184 million, while the impact of the weaker U.S. dollar further reduced non-interest revenue by $107 million.
     Securities commissions and fees declined $41 million or 4%, but would have increased by about the same amount excluding the results of Harrisdirect. These fees consist largely of full-service and self-directed retail brokerage commissions within Private Client Group, which account for about 70% of the balance, and institutional equity trading commissions within Investment Banking Group. Fees increased in both operating groups, excluding Harrisdirect, a result of higher equity market valuations and higher client trading volumes, with stronger growth in IBG.

Non-Interest Revenue ($ millions)

				Change from 2005
For the year ended October 31	2006	2005	2004	$	%

Securities commissions and fees	1,051	1,092	1,055	(41)	(4)
Deposit and payment service charges	729	734	746	(5)	(1)
Trading revenues	633	413	200	220	53
Lending fees	337	313	317	24	8
Card fees	396	334	261	62	19
Investment management and custodial fees	298	305	307	(7)	(2)
Mutual fund revenues	499	437	378	62	14
Securitization revenues	100	113	177	(13)	(12)
Underwriting and advisory fees	407	357	343	50	14
Investment securities gains (losses)	145	165	175	(20)	(12)
Foreign exchange, other than trading	187	180	177	7	4
Insurance income	204	162	139	42	26
Other	255	447	276	(192)	(43)

Total	5,241	5,052	4,551	189	4

BMO Financial Group 189th Annual Report 2006 • 37

Management’s Discussion and Analysis

     Deposit and payment service charges, which represent income earned on retail, commercial and corporate deposit accounts, declined $5 million due to lower income from Investment Banking Group’s cash management services.
     Lending fees increased $24 million, in part due to business growth. In 2005, approximately $11 million of lending fees earned by Investment Banking Group were recorded as other revenue during the period we consolidated the VIEs.
     Card fees rose $62 million or 19%. Further refinements made to the methodology used to determine the liability associated with our customer loyalty rewards program resulted in a $40 million reduction in credit card fees in 2005. Otherwise, the increase in card fees was driven in part by the continued success of our Mosaik® MasterCard and by the 2005 maturity of a portion of our credit card loans that were previously securitized. In the fourth quarter of 2006, we securitized $1.5 billion of credit card loans. This is expected to reduce card fees and net interest income in 2007, largely offset by increased securitization revenues and lower provisions for credit losses.
     Investment management and custodial fees declined slightly, as they were again affected by the weaker U.S. dollar.
     Mutual fund revenues increased $62 million or 14%, after having increased 16% in 2005, again reflecting volume growth and improved equity market valuations.
     Securitization revenues decreased $13 million or 12%, primarily due to lower gains on sales of loans. Securitization revenues are detailed in Note 7 on page 103 of the financial statements.
     Underwriting and advisory fees increased $50 million or 14%. Merger and acquisition fees were again sharply higher in a strong market. Higher debt underwriting fees were offset by lower fees from equity issues. On October 31, 2006, Canada’s federal government announced its intent to levy taxes on income trust distributions in future years, lessening the benefits and desirability of income trust structures. The announcement may affect advising and underwriting fees in future periods but we are not able to estimate the effect at this time, as other product revenues may rise.
     Investment securities gains were $145 million, compared with $165 million in 2005. In 2005, net investment securities gains were increased $50 million by gains recognized on a change in accounting for merchant banking investments and $50 million by a gain on sale of TSX common shares. In 2006, results included a $38 million gain on MasterCard Incorporated’s IPO. Unrealized gains on investment securities increased $58 million to $55 million.
     Foreign exchange, other than trading, continued to show steady growth.
     Insurance income increased 26% and now accounts for $204 million of revenue, up 65% in the past three years.
     Other revenue fell $192 million to $255 million, as results for 2005 included $44 million of revenue recognized on restructuring VIEs, a $29 million gain on sale of the First Canadian Centre Calgary tower and a $49 million gain on sale of Harrisdirect.
     Table 7 on page 80 provides further detail on revenue and revenue growth.
Trading-Related Revenues
Trading-related revenues are primarily dependent on the volume of activities undertaken for clients, who enter into transactions with BMO to mitigate their risks or to invest. BMO earns a spread or profit on the net sum of its client positions by profitably neutralizing, within prescribed limits, the overall risk of the net positions. BMO also assumes proprietary positions with the goal of earning trading profits. While proprietary positions expose the organization to profit or loss, the positions and their risks are

Trading-related revenues include net interest income and non-interest revenue earned from on and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading revenues include income (expense) and gains (losses) from both on-balance sheet instruments and off-balance sheet interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.
Interest and Non-Interest Trading-Related Revenues ($ millions)

				Change from 2005
For the year ended October 31	2006	2005	2004	$	%

Interest rates	204	247	204	(43)	(17)
Foreign exchange	129	89	85	40	45
Equities	173	145	152	28	19
Other	159	107	31	52	49

Total	665	588	472	77	13

Reported as:
Net interest income	32	175	272	(143)	(82)
Non-interest revenue – trading revenues	633	413	200	220	53

Total	665	588	472	77	13

closely managed and profit or loss from these activities is generally not the most significant factor affecting the level of trading-related revenues.
     Trading-related revenues were very strong in 2006, as in 2005, but declined over the course of the year. Trading-related revenues include both net interest income and non-interest revenue. Net interest trading-related revenues were low to negative in each quarter of 2006 as the associated funding costs of the assets exceeded interest earned on them. Many of our trading assets are non-interest bearing and, net of associated funding costs, most trading revenue in 2006, as in 2005, consisted of mark-to-market gains, which are included in non-interest trading revenues.
     Revenues from trading-related activities totalled $665 million, compared with $588 million in 2005. Trading-related revenues included net interest income of $32 million, compared with $175 million in 2005, and non-interest revenue of $633 million, compared with $413 million in 2005. The $77 million increase in interest and non-interest trading-related revenues from 2005 was largely attributable to commodity derivatives, with solid growth in equities and foreign exchange trading revenues. Interest rate trading revenues declined from the strong results of 2005. Commodity derivatives trading revenue, which is included in Other trading-related revenues in the table above, was up appreciably due to favourable trading conditions and increased client activities associated with high volatility in energy prices. Higher trading revenues in 2006 were consistent with increased levels of trading securities (see page 57) and higher levels of Market Value Exposure in BMO’s trading positions (see pages 69 and 70). Trading-related revenues were considerably lower in the fourth quarter of 2006, largely due to a reduction in commodity derivatives revenues primarily driven by reduced client activity, declines in market prices and implied volatility in crude oil contracts, and our position in natural gas contracts. These factors resulted in a small trading loss in commodity derivatives in the fourth quarter. The Market Risk section on page 69 provides further information on trading-related revenues.

38 • BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis
Provision for Credit Losses
Credit conditions remained favourable in 2006, as BMO recorded a $176 million provision for credit losses, consisting of $211 million of specific provisions partially offset by a $35 million reduction in the general allowance for credit losses. These amounts were comparable to the $179 million provision recorded in 2005, comprised of specific provisions of $219 million and a $40 million reduction in the general allowance. The 2006 reduction in the general allowance was primarily due to a $1.5 billion credit card loan securitization.
     As illustrated in the adjoining table, in the current credit cycle, specific provisions for credit losses peaked in the 2001–2002 period, declined sharply in 2003 and 2004, and returned to more moderate but still low levels in 2005 that continued through 2006. The beneficial effect of lower levels of new specific provisions over the past two years has been somewhat moderated by declining levels of reversals of previous allowances and recoveries of past write-offs, which peaked in 2004. The relatively high level of reversals and recoveries in 2004 was largely due to the success of our effective loan realization practices, including strong cash collections and loan sales. Sales of gross impaired loans in 2004 were facilitated by high levels of gross impaired loans from which to effect sales, as well as a receptive secondary market. Lower levels of reversals and recoveries in 2005 and 2006 were expected at this point in the credit cycle.
     In 2006, sales of gross impaired loans totalled $53 million, with resulting reversals and recoveries of $34 million. This compares with sales of $102 million and related reversals and recoveries of $22 million in 2005.
     The most significant factor influencing the provision for credit losses is the level of formations of new impaired loans —identified as additions to impaired loans and acceptances in the adjacent Changes in Gross Impaired Loans and Acceptances table. As with specific provisions, these formations peaked in 2001–2002, steadily declining thereafter to the current lows of $423 million and $420 million in 2005 and 2006, respectively. Partially as a result of this trend, at October 31, 2006, gross impaired loans and acceptances had declined to $666 million, with notable reductions occurring in the communications and power generation sectors mainly in 2004 and 2005.
     At October 31, 2006, the allowance for credit losses totalled $1,058 million, compared with $1,128 million a year earlier. The decline was attributable to improved credit quality in the performing loan portfolio, lower levels of impaired loans and acceptances and the reduction in the general allowance. The general allowance, which totalled $905 million at year-end, remains adequate, representing 56 basis points of risk-weighted assets. In addition, BMO uses credit default swaps to mitigate single-name and sector credit exposures. At October 31, 2006, the notional value of these instruments totalled $1,084 million, compared with $1,274 million a year earlier.
     BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios that, excluding securities borrowed or purchased under resale agreements, represented 83.1% of the loan portfolio at year-end, compared with 86.7% in 2005. We continue to monitor those industry sectors considered to be of most concern in the current economy, including automotive and forestry, as well as those sectors particularly sensitive to high energy prices, a strong Canadian dollar and a softening of the U.S. economy. BMO’s exposure to these sectors remains well within acceptable levels.
     Looking forward, we expect the credit environment to remain relatively stable in 2007, with potential weakness developing in the latter part of the year. This outlook is based on our expectations of continuing low corporate default rates, low levels of impaired loan formations and relatively stable economic
Provision for (Recovery of) Credit Losses (PCL)
($ millions, except as noted)

For the year ended October 31	2006	2005	2004	2003	2002	2001	2000

New specific provisions	410	407	510	846	1,063	1,023	458
Reversals of previous allowances	(87)	(121)	(312)	(303)	(175)	(103)	(124)
Recoveries of prior write-offs	(112)	(67)	(131)	(88)	(68)	(40)	(44)

Specific provisions for credit losses	211	219	67	455	820	880	290
Increase in (reduction of):
General allowance	(35)	(40)	(170)	–	–	100	110
Country risk allowance	–	–	–	–	–	–	(42)

Provision for (recovery of) credit losses	176	179	(103)	455	820	980	358

PCL as a % of average net loans and acceptances (%)	0.09	0.11	(0.07)	0.30	0.56	0.66	0.25

Changes in Gross Impaired Loans (GIL) and Acceptances
($ millions, except as noted)

	2006	2005	2004	2003	2002	2001	2000

GIL, beginning of year	804	1,119	1,918	2,337	2,014	1,501	1,092
Additions to impaired loans and acceptances	420	423	607	1,303	1,945	2,041	1,106
Reductions in impaired loans and acceptances	(220)	(319)	(936)	(1,156)	(738)	(830)	(446)
Write-offs	(338)	(419)	(470)	(566)	(884)	(698)	(251)

GIL, end of year	666	804	1,119	1,918	2,337	2,014	1,501

GIL as a % of gross loans and acceptances(%)	0.35	0.46	0.71	1.30	1.54	1.37	1.04

conditions across North America. Accordingly, we expect the 2007 provision for credit losses to be $400 million or less, with the increase over the current year largely related to the credit cycle and an expectation of increasing levels of new specific provisions and lower levels of reversals and recoveries.
      Credit risk management is discussed further on page 68. Note 4 on page 100 of the financial statements and Tables 11 to 19 on pages 84 to 87 provide details of BMO’s loan portfolio, impaired loans and provisions and allowances for credit losses.

BMO Financial Group 189th Annual Report 2006 • 39

Management’s Discussion and Analysis
Non-Interest Expense
Non-interest expense increased $21 million or 0.3% to $6,353 million. The factors contributing to the 0.3% increase are set out in the Contribution to Non-Interest Expense Growth table.
     As explained on page 35, the net effect of businesses sold and acquired in 2006 and 2005 reduced expenses in 2006 relative to 2005 by $214 million (-3.1%). The reduction was due to the October 2005 sale of Harrisdirect, our U.S.-based direct investing business. As further explained on page 35, the lower Canadian/ U.S. dollar exchange rate reduced costs in 2006 by $112 million (-1.6%). Excluding solely the sale of Harrisdirect and the weaker U.S. dollar, expense growth was 6.1%. Higher performance-based compensation costs increased overall expenses by $45 million (0.6%). This increase was attributable to Investment Banking Group, where fee-based revenues, which typically have relatively higher variable costs, were strong compared to 2005. Revenues in interest-rate-sensitive businesses, which typically have relatively lower variable costs, were lower in 2006. Generally speaking, the other operating groups had lower performance-based costs in 2006. Other factors include remaining business-based costs and increased overall expenses in 2006 by 4.4%.
      The dollar and percentage changes in expenses by category are outlined in the Non-Interest Expense table. Table 8 on page 81 provides more detail on expenses and expense growth.
     Other employee compensation expense includes salaries and employee benefits, and was $28 million higher. Salaries expense was unchanged from 2005 and has been relatively stable over the past five years, as the number of employees did not change significantly through 2005 (see page 80) and performance-based compensation and employee benefits costs have increased in significance in recent years. Severance costs were lower and the sale of Harrisdirect and the weaker U.S. dollar have also helped keep cost increases in check. Our staff levels increased by close to 1,200 in 2006 due to the addition of front-line staff in P&C Canada, business growth, acquisitions and initiatives. Expenses included P&C Canada initiatives such as the expansion of our sales force, further investment in the physical distribution network, including replacing almost the entire ABM network, and enhancement of technology for front-line sales and service representatives to increase capacity and improve customer service. In P&C U.S., there were acquisition-related expenses, costs of new branch expansion, costs associated with volume increases and expenses of implementing our new technology platform. In Private Client Group, there were increased investments in our sales force and U.S. investment management business.
     Premises and equipment costs decreased $53 million. Rental costs increased but were partially offset by reductions in depreciation of furniture and fixtures and property tax expense, as in 2005 we sold two properties we continue to occupy. Computer and equipment costs declined due to the sale of Harrisdirect. Other expenses increased $51 million. There were higher professional fees due to consulting services that supported development, our plans for future changes in work flows to achieve cost reductions and other initiatives in 2006, as well as increased legal fees related to business activities. The amortization of intangible assets decreased due to the sale of Harrisdirect.
Productivity
The expense-to-revenue ratio (productivity ratio) improved by 77 basis points to 62.8% in 2006. BMO’s overall ratio in any year is affected by the relative strength of the revenues in each operating group. The expense-to-revenue ratio of each group has typically been quite different because of the nature of their businesses. However, the ratios have been converging, as Private Client Group has made significant productivity improvements while a

The expense-to-revenue ratio (or productivity ratio ) is our key measure of productivity. It is calculated as non-interest expense divided by total revenues (on a taxable equivalent basis), expressed as a percentage. See page 34.
The cash productivity ratio is calculated in the same manner, after removing the amortization of intangible assets from non-interest expenses. See page 34.
Contribution to Non-Interest Expense Growth (%)

For the year ended October 31	2006	2005	2004

Businesses sold/acquired	(3.1)	0.8	1.8
Currency translation effect	(1.6)	(2.3)	(3.0)
Performance-based compensation	0.6	1.9	1.7
Other factors	4.4	2.2	0.9

Total non-interest expense growth	0.3	2.6	1.4

Non-Interest Expense ($ millions)

				Change from 2005
For the year ended October 31	2006	2005	2004	$	%

Performance-based compensation	1,322	1,277	1,160	45	4
Other employee compensation	2,502	2,474	2,484	28	1

Total employee compensation	3,824	3,751	3,644	73	2
Premises and equipment	1,211	1,264	1,252	(53)	(4)
Other	1,274	1,223	1,169	51	4
Amortization of intangible assets	44	94	104	(50)	(53)

Total	6,353	6,332	6,169	21	—

changing revenue mix has increased Investment Banking Group’s productivity ratio. In 2006, as in 2005, both P&C Canada and Private Client Group excluding Harrisdirect increased revenues more than expenses, in both absolute and percentage terms, thereby improving their productivity ratios.
     P&C Canada is BMO’s largest operating segment, and its productivity ratio of 56.8% improved by 74 basis points from last year, after having improved by 311 basis points in 2005. The productivity improvement resulted in part from the increase in customer loyalty card reserves in 2005 and the gain on the MasterCard IPO in 2006. Private Client Group productivity improved by 421 basis points to 70.4%. Excluding the sale of Harrisdirect and gains on asset sales in 2005, the ratio improved by 219 basis points, reflecting strong revenue growth and continued effective expense management. The productivity ratio in P&C U.S. deteriorated by 184 basis points because of investments

40 • BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis
in integrating acquisitions, branch expansion, costs associated with volume increases and improving the branch technology platform. Investment Banking Group’s expense-to-revenue ratio deteriorated by 369 basis points to 57.6%. The change was due in part to a further shift in the revenue mix toward businesses with higher variable costs as well as VIE revenues included in 2005 results. Investment Banking Group’s productivity ratio was the second best in its peer group in both 2005 and 2006.
     We improved BMO’s overall cash productivity ratio in 2006 by 25 basis points to 62.4%, after having improved the ratio by 538 basis points over the three previous years. We fell short of our annual target of improving enterprise-wide productivity by 100 to 150 basis points due to a change in our business mix as well as continued investment in our retail businesses to achieve future earnings growth.
     Additional examples of initiatives to enhance productivity are outlined in the 2006 Review of Operating Groups Performance, which starts on page 42. In 2007, we are targeting to improve our cash productivity ratio by 100 to 150 basis points. We plan to achieve this by driving revenues through an increased customer focus, by ongoing expense management, and by working to create greater efficiency and effectiveness in all support functions, groups and business processes that support the front line. While specific measures have not yet been determined, we expect work-force reductions, primarily in non-customer-facing work groups.

Provision for Income Taxes
The provision for income taxes reflected in the Consolidated Statement of Income is based upon transactions recorded in income, regardless of when such transactions are subject to taxation by tax authorities, with the exception of the repatriation of retained earnings from foreign subsidiaries, as outlined in Note 23 on page 124 of the financial statements.
     As explained on pages 34 and 36, BMO adjusts revenue to a taxable equivalent basis for analysis, with an offsetting adjustment to the provision for income taxes. The adjustment was $127 million in 2006, up from $119 million in 2005. Unless indicated otherwise, the provision for income taxes and associated tax rates are stated on a taxable equivalent basis in this MD&A.
     The provision for income taxes charged against earnings was $844 million, compared with $993 million in 2005. In 2006, there were recoveries of prior years’ income taxes, including $26 million of recoveries in the third quarter. There were $66 million of recoveries in 2005. The effective tax rate in 2006 was 23.6%. The low effective rate was due to tax recoveries as well as business-based initiatives and the favourable resolution of certain tax matters. The effective tax rate in 2005 was 28.8%. In 2005, there was a high tax rate on the gain on sale of Harrisdirect, primarily due to tax elections, and $29 million of non-taxable revenue from restructuring VIEs. The components of variances between the effective and statutory Canadian tax rates are outlined in Note 23 on page 124 of the financial statements.
     Excluding any special adjustments, we expect that the effective tax rate in 2007 should be 25% to 28% and consider that rate to be sustainable.
     BMO hedges the foreign exchange risk arising from our net investment in our U.S. operations by funding the net investment in U.S. dollars. Under this program, the gain or loss on hedging and the unrealized gain or loss on translation of the net investment in U.S. operations are charged or credited to retained earnings, but usually are approximately equal and offsetting. For income tax purposes, the gain or loss on hedging activities incurs an income tax charge or credit in the current period, which is charged or credited to retained earnings; however, the associated unrealized gain or loss on the net investment in U.S. operations does not incur income taxes until the investment is liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of fluctuations in exchange rates from period to period. The $451 million gain on hedging our net investment in U.S. operations in 2006 was subject to an income tax charge of $156 million recorded in retained earnings, compared with a $297 million gain on hedging and a $101 million income tax charge in 2005. Refer to the Consolidated Statement of Changes in Shareholders’ Equity on page 94 of the financial statements for further details.
     Table 8 on page 81 details the $1,283 million of total government levies and taxes incurred by BMO in 2006.

Non-Controlling Interest in Subsidiaries
Non-controlling interest in subsidiaries increased $18 million to $76 million in 2006, primarily due to the issuance of $450 million of BMO BOaTS®, Series E, in late fiscal 2005. Note 18 on page 116 of the financial statements provides more detail on non-controlling interest in subsidiaries.

Transactions with Related Parties
In the ordinary course of business, we provide banking services to our joint ventures and equity-accounted investees on the same terms that we offer to our customers. A select suite of customer loan and mortgage products is offered to our employees at rates normally accorded to our preferred customers. We also offer employees a subsidy on annual credit card fees.
     In addition, we provide certain banking services to entities that are affiliated with our directors. We offer these services on the same terms that we offer to our customers. Stock options and deferred share units granted to directors are discussed in Note 26 on page 128 of the financial statements.
     Preferred rate loan agreements are discussed in Note 26 on page 128 of the financial statements. There were no amounts advanced under these preferred rate loan agreements in 2006 or 2005.

The foregoing Provision for Credit Losses, Non-Interest Expense and Provision for Income Taxes sections and the following 2006 Review of Operating Groups Performance and Quarterly Earnings Trends sections of this Annual Report contain certain forward-looking statements, in particular regarding our outlook for certain aspects of the Canadian and U.S. business environments in 2007, our productivity ratio, effective income tax rates and our strategies and priorities for 2007. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the Caution Regarding Forward-Looking Statements on page 28 of this Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.
BMO Financial Group 189th Annual Report 2006    •    41

Management’s Discussion and Analysis
2006 Review of Operating Groups Performance

This section includes an analysis of the financial results of our operating groups and descriptions of their businesses, visions, strategies, strengths, challenges, key performance drivers, achievements and outlooks.
Personal and Commercial Banking (P&C) (pages 43 to 48)
Net income was $1,256 million in 2006, an increase of $57 million or 5% from 2005.
Private Client Group (PCG) (pages 49 to 51)
Net income was $360 million in 2006, an increase of $40 million or 13% from 2005.
Investment Banking Group (IBG) (pages 52 to 54)
Net income was $860 million in 2006, an increase of $7 million or 1% from 2005.
Corporate Services, including Technology and Operations
(pages 55 to 56)
Net income was $187 million in 2006, compared with net income of $24 million in 2005.
The basis for the allocation of results geographically and among operating groups is outlined in Note 25 on page 126 of the financial statements. Certain prior year data has been restated, as explained on page 22.

Contributions to Revenue, Expenses, Net Income and Average Assets by Operating Group and by Location ($ millions, except as noted)

	Personal and Commercial			Private			Investment			Corporate Services, including Technology			Total
	Banking			Client Group			Banking Group			and Operations			Consolidated
For the year ended
October 31	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004

Operating Groups Relative Contribution to BMO’s Performance (%)
Revenue	54.2	52.4	51.4	18.7	20.4	19.5	27.5	27.5	29.2	(0.4)	(0.3)	(0.1)	100	100	100
Expenses	51.6	49.6	49.9	21.0	24.0	24.4	25.2	23.3	22.8	2.2	3.1	2.9	100	100	100
Net income	47.2	50.0	42.8	13.5	13.4	9.9	32.3	35.6	36.2	7.0	1.0	11.1	100	100	100
Average assets	44.1	42.8	44.6	2.1	2.4	2.7	52.3	53.0	51.3	1.5	1.8	1.4	100	100	100

Total Revenue
Canada	4,455	4,217	3,933	1,610	1,485	1,283	1,403	1,369	1,358	(49)	(22)	(33)	7,419	7,049	6,541
United States	906	897	853	275	544	558	1,286	1,259	1,284	(100)	(90)	(58)	2,367	2,610	2,637
Other countries	124	102	91	8	7	10	91	113	125	103	77	84	326	299	310

Total	5,485	5,216	4,877	1,893	2,036	1,851	2,780	2,741	2,767	(46)	(35)	(7)	10,112	9,958	9,488

Total Expenses
Canada	2,591	2,470	2,416	1,062	1,013	920	767	747	627	115	119	111	4,535	4,349	4,074
United States	681	659	638	271	506	582	711	628	678	17	62	62	1,680	1,855	1,960
Other countries	9	13	23	1	1	2	123	102	100	5	12	10	138	128	135

Total	3,281	3,142	3,077	1,334	1,520	1,504	1,601	1,477	1,405	137	193	183	6,353	6,332	6,169

Net Income
Canada	1,008	963	816	350	305	237	544	434	449	117	(28)	166	2,019	1,674	1,668
United States	115	125	110	4	10	(17)	317	346	333	5	(9)	4	441	472	430
Other countries	133	111	56	6	5	7	(1)	73	48	65	61	86	203	250	197

Total	1,256	1,199	982	360	320	227	860	853	830	187	24	256	2,663	2,396	2,295

Average Assets
Canada	113,901	105,517	98,787	4,160	3,708	3,465	82,441	87,630	71,687	(417)	(1,574)	(3,421)	200,085	195,281	170,518
United States	21,890	21,055	17,895	2,379	3,345	3,671	53,063	45,413	40,000	4,829	5,819	7,177	82,161	75,632	68,743
Other countries	463	446	444	6	8	9	26,307	24,191	23,133	109	944	51	26,885	25,589	23,637

Total	136,254	127,018	117,126	6,545	7,061	7,145	161,811	157,234	134,820	4,521	5,189	3,807	309,131	296,502	262,898

42   •   BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis
Personal and Commercial Banking

Personal and Commercial Banking net income was $1,256 million in 2006, up $57 million or 5% from a year ago. Personal and Commercial Banking (P&C) represents the sum of our two retail and business banking operating segments, Personal and
Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.

Personal and Commercial Banking (Canadian $ in millions, except as noted)

	P&C					P&C Canada					P&C U.S.
				Change					Change					Change
	Fiscal	Fiscal	Fiscal	from 2005		Fiscal	Fiscal	Fiscal	from 2005		Fiscal	Fiscal	Fiscal	from 2005
As at or for the year ended October 31	2006	2005	2004	$	%	2006	2005	2004	$	%	2006	2005	2004	$	%

Net interest income (teb)	3,680	3,561	3,352	119	3	2,940	2,829	2,674	111	4	740	732	678	8	1
Non-interest revenue	1,805	1,655	1,525	150	9	1,639	1,490	1,350	149	10	166	165	175	1	1

Total revenue (teb)	5,485	5,216	4,877	269	5	4,579	4,319	4,024	260	6	906	897	853	9	1
Provision for credit losses	344	299	299	45	15	314	269	271	45	16	30	30	28	—	—
Non-interest expense	3,281	3,142	3,077	139	4	2,600	2,483	2,439	117	5	681	659	638	22	3

Income before income taxes and non-controlling interest in subsidiaries	1,860	1,775	1,501	85	5	1,665	1,567	1,314	98	6	195	208	187	(13)	(7)
Income taxes (teb)	604	576	518	28	5	524	493	441	31	7	80	83	77	(3)	(7)
Non-controlling interest in subsidiaries	—	—	1	—	—	—	—	1	—	—	—	—	—	—	—

Net income	1,256	1,199	982	57	5	1,141	1,074	872	67	6	115	125	110	(10)	(7)

Amortization of intangible assets (after tax)	31	34	33	(3)	(10)	7	10	10	(3)	(25)	24	24	23	—	—

Cash net income	1,287	1,233	1,015	54	4	1,148	1,084	882	64	6	139	149	133	(10)	(7)

Net economic profit	632	667	592	(35)	(5)
Return on equity (%)	20.5	22.7	24.8		(2.2)
Cash return on equity (%)	21.0	23.3	25.6		(2.3)
Non-interest expense-to-revenue ratio (%)	59.8	60.2	63.1		(0.4)	56.8	57.5	60.6		(0.7)	75.2	73.4	74.8		1.8
Cash non-interest expense-to-revenue ratio (%)	59.1	59.4	62.3		(0.3)	56.6	57.3	60.4		(0.7)	72.0	69.9	71.4		2.1
Average net interest margin (%)	2.70	2.80	2.86		(0.10)	2.57	2.67	2.69		(0.10)	3.38	3.48	3.79		(0.10)
Average common equity	5,994	5,191	3,912	803	15
Average assets	136,254	127,018	117,126	9,236	7	114,364	105,963	99,231	8,401	8	21,890	21,055	17,895	835	4
Risk-weighted assets	89,716	85,011	76,841	4,705	6	69,734	65,642	60,611	4,092	6	19,982	19,369	16,230	613	3
Average loans and acceptances	130,937	121,240	112,693	9,697	8	111,499	103,153	96,712	8,346	8	19,438	18,087	15,980	1,351	7
Average deposits	61,980	61,200	58,210	780	1	43,998	42,554	39,764	1,444	3	17,982	18,646	18,446	(664)	(4)
Assets under administration	14,978	11,415	10,955	3,563	31	12,741	9,346	8,420	3,395	36	2,237	2,069	2,535	168	8
Full-time equivalent staff	19,359	18,551	18,050	808	4	15,831	15,117	14,865	714	5	3,528	3,434	3,185	94	3

P&C U.S. Selected Financial Data (US$ in millions)
As at or for the year ended October 31

Total revenue											799	739	650	60	8
Non-interest expense											602	542	486	60	11
Net income											102	103	85	(1)	(1)
Cash net income											123	123	103	—	—
Average assets											19,341	17,352	13,643	1,989	11

BMO Financial Group 189th Annual Report 2006   •   43

Management’s Discussion and Analysis
Personal and Commercial Banking Canada

Frank J. Techar President and Chief Executive Officer Personal and Commercial Banking Canada
Segment Description
Personal and Commercial Banking Canada (P&C Canada), working together with BMO’s other businesses, serves the financial needs of more than seven and a half million Canadians. We offer a full range of products and services through almost 1,000 BMO Bank of Montreal traditional and instore branches, telephone banking, online banking at bmo.com, licensed insurance agents and our network of almost 2,000 automated banking machines (ABMs). Our personal and commercial banking business is among the five largest in Canada.

Vision
Our goal is to be a leading customer-focused financial services provider, committed to meeting all of our customers’ financial needs. We plan to achieve this by providing exceptional sales and service experiences that will build long-term relationships and drive revenue growth. Our comprehensive suite of products and services will continue to help our customers better manage all aspects of their financial affairs.
Strategies
•	Improve customer loyalty in both the personal and commercial segments, providing value-added products and services to customers through meaningful conversations.
•	Use our knowledgeable and experienced relationship managers to achieve leadership in the commercial marketplace by providing a full suite of products and services tailored to customers’ needs.
•	Simplify sales and business processes to enhance our customer experience and improve the operational and sales effectiveness of our front-line employees.
•	Expand our branch network, improve electronic delivery of our services and maintain our advantaged technology platform.
Our Lines of Business
Personal Banking provides solutions for our customers’ everyday banking, financing, investing, credit card and insurance needs. We serve more than 20% of Canadian households. Our national, fully integrated, multi-channel distribution system offers customers convenience and choice in where, when and how they do their banking.
Commercial Banking provides our business clients – independent businesses, small and medium-sized enterprises and mid-market banking clients – with a full range of banking products and services. Our relationship managers offer a full suite of integrated commercial and capital markets products and financial advisory services.
Strengths
•	Strong competitive position in commercial banking, reflected in a number two position in business banking market share.
•	Superior risk management that provides our customers with consistent access to financing solutions in all economic conditions.
•	Comprehensive range of everyday banking and payment capabilities, including our exclusive customer loyalty programs partnering with AIR MILES®8. Our Mosaik MasterCard is the only credit card to provide a preferred redemption offer with WestJet Airlines Ltd.
•	Competitive electronic transaction processing business through Moneris®9 Solutions, which has approximately 40% of the Canadian market.
•	Integrated technology platform and customer data management capabilities to support our effective sales and service model across all channels.
Challenges
•	Increased pace of change and innovation provides customers with easy access to an expanding array of alternative products and services.
•	Competition for deposits has put pressure on deposit margins.
•	Competition to attract and retain highly qualified employees has intensified in high-growth sectors and regions.
•	Demand continues to increase for resources to meet regulatory, compliance, information security and fraud management requirements.

Key Performance Drivers (%)	2006	2005	2004

Personal loan growth*	10.6	9.2	8.5
Commercial loan growth*	6.4	4.3	3.1
Personal deposit growth	0.4	4.4	6.1
Commercial deposit growth	7.6	11.1	14.2
Cash productivity ratio	56.6	57.3	60.4
Revenue growth	6.0	7.3	1.7
Employee engagement index**	73	72	70

*	Includes acceptances and securitized loans.
**	Source: BMO’s Annual Employee Survey, conducted by Burke Inc., an independent research company.

44  •   BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis

2006 Objectives and Achievements
Enhance the quality of sales and service delivery to build lasting relationships through exceptional service, leading to revenue growth, increased market share and improved customer loyalty.
•	Increased revenue by 6.0%, driven by growth in deposits and strong growth in loans, as well as in our credit card and insurance businesses. We maintained our number two position in the commercial banking marketplace despite a slight decline in market share. Personal banking market share also experienced a decline due to pricing decisions that affected mortgages and certain deposit categories.(1) While our customer loyalty scores improved marginally, we continue to focus on accelerating improvement in this area, which is expected to support growth in revenue and market share.

(1) Market share has been restated to account for competitor restatements.
Simplify processes and enhance technology for front-line sales and service representatives, increasing capacity and effectiveness to improve customer service.
•	Delivered technology enhancements that integrate customer information from both front-line and direct banking sources. Employees can tailor their conversations with customers based on comprehensive customer data, driving increased capacity and improved customer service.
Continue our track record of improving our cash productivity ratio.
•	Continued to improve our cash productivity ratio, reflecting our ongoing focus on growing revenues and managing expense growth. Our cash productivity ratio improved by a total of 66 basis points over last year and 375 basis points over the past two years.
Invest further in our distribution network, including the replacement of our ABM network.
•	Replaced virtually all of our automated banking machines. These upgraded ABMs provide enhanced security features to protect customer information and better functionality to improve the customer experience. We also refreshed more than 90% of our branches, added nine new locations and closed 14 branches in less profitable markets. In December 2006, we completed the acquisition of bcpbank Canada, which primarily serves the Portuguese-Canadian community. The acquisition increases our presence in a multicultural market in the high-growth Toronto area.
Continue expanding programs and offers to meet all of our customers’ financial needs.
•	Reduced the number of our personal deposit products and everyday banking plans so that our employees can quickly identify and meet our customers’ needs. We can also now offer credit products for customers when they open an account.

2007 Objectives
•	Improve the customer experience through business process improvements and leveraging our previous investments in people and technology.
•	Continue expanding and upgrading our branch network to better serve our customers in key markets.
•	Drive revenue growth and improved customer loyalty through a robust performance management system.
•	Improve performance in the small business segment.

Canadian Business Environment and Outlook
The solid domestic economic environment had a positive effect on personal and commercial banking in Canada in 2006. Strong business investment has driven growth in business loans despite the effect of the strong Canadian dollar in restraining exports. High commodity prices drove growth in Western Canada and in Newfoundland & Labrador. Housing market activity remained high, although previous increases in interest rates tempered demand for residential mortgages.
     Looking forward to 2007, we believe resource-based sectors and regions will continue to show solid growth. However, regions such as Central Canada that rely heavily on manufacturing will likely grow at a more moderate pace. Building on several years of strong profit growth, business investment is expected to remain robust. On the personal side, demand for residential mortgages is not expected to grow as strongly as in recent years. Housing starts are expected to trend downward, lowering demand for household furnishings and appliances. This is expected to moderate the pace of consumer spending and lending. Some personal deposits are expected to shift to fixed term products as customers seek to lock in higher interest rates.

BMO Financial Group 189th Annual Report 2006 • 45

Management’s Discussion and Analysis
P&C Canada Financial Results
P&C Canada net income was $1,141 million, up $67 million or 6% from the record results of a year ago. Results in fiscal 2005 benefited from the net impact of a $40 million ($26 million after tax) increase in our customer loyalty card reserves and $34 million of recoveries of prior years’ income taxes. The increase in the reserves was related to an adjustment to our customer loyalty rewards program liability that reduced card fees revenue. Results in fiscal 2006 reflected a $38 million ($25 million after tax) gain on the MasterCard IPO and a $26 million recovery of prior years’ income taxes. Excluding the foregoing adjustments in both years, net income grew $24 million or 2%. The increase was due to higher revenues, partially offset by increases in expenses and the provision for credit losses.
     Revenue increased $260 million or 6% to $4,579 million. The increase was attributable to volume growth in mortgages, personal and commercial loans and commercial deposits. The MasterCard IPO gain, higher revenue from insurance and increased sales of term investment products and mutual funds, as well as the reduction in 2005 credit card fees revenue also contributed to revenue growth in 2006. These factors were partially offset by lower net interest margins and reduced securitization revenue. Net interest margin was 10 basis points lower than a year ago due to competitive pressures on loan pricing, particularly aggressive mortgage pricing in the early part of the year, and to total loans growing faster than deposits. The overall decline in net interest margin was mitigated by pricing decisions in certain deposit categories.
     The provision for credit losses was $314 million, up $45 million from last year. The increase was due to higher lending volumes and more detailed commercial credit information provided by the improved risk management framework that has resulted from our Basel II initiative. BMO’s practice is to charge loss provisions to the client operating groups each year using an expected loss provision methodology based on each group’s share of expected credit losses over an economic cycle.
     Non-interest expense was $2,600 million, up $117 million or 5% from 2005, due to the expansion of our personal and commercial sales forces and to increased initiative and marketing costs. Among the initiatives undertaken in 2006 were further investment in the physical distribution network, including replacing almost the entire ABM network, and enhancement of technology for front-line sales and service representatives to increase capacity and improve customer service. Our productivity ratio improved by 74 basis points from a year ago to 56.8%. This follows a 311 basis point improvement in 2005, as revenue growth outpaced expense growth in both periods.

Personal and Commercial Banking U.S.

Ellen M. Costello
Chief Executive Officer
Harris Bankcorp, Inc.
Segment Description
Personal and Commercial Banking U.S. (P&C U.S.) serves personal and business clients with a full suite of financial products and services. These are delivered through a community banking model that emphasizes local knowledge and commitment. We focus on customer service and disciplined sales management, supported by an effective distribution network of convenient, attractive branches, more than 500 ABMs and an award-winning call centre.
Vision
Our goal is to be the leading personal and commercial bank in the U.S. Midwest. Our community banking strategy leverages strong local leaders focused on exceptional customer service, offering a broad range of products and services through an expanding distribution network. This approach underlies our successful growth in the highly competitive and fragmented Chicago market and provides us with a strategic advantage when entering new markets.
Strategies
•	Provide a best-in-class customer experience by emphasizing a strong performance culture and putting our best people in key positions with clear accountabilities.
•	Align our retail, business and wealth management offerings to meet all of our clients’ needs.
•	Expand our distribution network through a combination of acquisitions and new branches.
Our Lines of Business
P&C U.S. offers a full range of consumer and business loan and deposit products, including deposit and investment services, mortgages, consumer credit, business lending, cash management and other banking services.
Strengths
•	A rich heritage of more than 120 years in the Chicago area, with the established Harris brand and a commitment to service excellence and relationship management.
•	Superior market coverage with 202 premier branch locations in communities in the Chicago area, including 19 branch locations in Northwest Indiana, together with more than 500 ABMs, that allow our customers to conduct transactions at any location.
•	Deep relationships with local communities, businesses and their leaders that have been forged over many years.
•	A community banking business model focused on our customers, with competitive product offerings and strong sales management and marketing capabilities.
•	Opportunity to leverage the capabilities and scale of BMO Financial Group.

46   •   BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis
Challenges
•	High level of fragmentation and competition in the Chicago market.
•	Expansion opportunities in the Chicago area limited by the rising cost of new branches and the premiums that quality acquisitions command. Acquisition opportunities outside the Chicago area are challenged by higher costs and intense competition.
•	Community banks aggressively competing on price to achieve loan and deposit growth.

Key Performance Drivers	2006	2005	2004

Average US$ loan growth (%)	15.2	22.2	19.0
Average US$ deposit growth (%)	3.4	9.3	5.0
Cash productivity ratio (%)	72.0	69.9	71.4
Number of branches	202	195	168
Employee engagement index*	69	71	65
Retail secure customer index	42	42	n/m
Retail net promoter score**	39	34	n/m

*	Source: BMO’s Annual Employee Survey, conducted by Burke Inc., an independent research company.

**	A measure of the strength of customer loyalty.

n/m – not measured

2006 Objectives and Achievements
Focus on revenue growth to improve our productivity.
•	We achieved 8% revenue growth in source currency but our cash productivity ratio deteriorated by 204 basis points as we integrated three acquisitions and invested in a new technology platform to position us for future growth.
Continue to build our branch network in the Chicago area by
opening five new branches and exploring acquisition opportunities in the Midwest.

•	Opened five new branches and added two branches with the acquisition of Villa Park Bank.

•	Integrated three acquisitions including New Lenox State Bank and its eight branches, Villa Park Bank and its two branches, and Mercantile Bank with its 19 branches in Northwest Indiana.

•	Announced an agreement to acquire First National Bank & Trust, which will add 32 branches and 33 ABMs in

Indianapolis and surrounding communities. The transaction is expected to close in the first quarter of 2007.
Continue to refine our customer experience to provide the high customer service levels of a community bank.
•	Our retail net promoter score increased to 39 from 34, reflecting strengthening customer loyalty and solid improvement, reducing the gap with community banks while maintaining our lead over network banks.
Invest in our strategic infrastructure by refreshing the branch technology platform.
•	All branches were successfully converted to our new branch technology platform.

2007 Objectives
•	Improve financial performance by growing revenue and managing costs.

•	Continue to build our branch network by opening new branches in the Chicago area and exploring acquisition opportunities in the Midwest.
•	Continue to refine our customer experience, providing excellent service to retain existing customers, expand our relationships and attract new business.

BMO Financial Group 189th Annual Report 2006	•	47

Management’s Discussion and Analysis
U.S. Business Environment and Outlook
Chicago’s financial services market is one of the most fragmented in the United States, with more than 250 banks. Harris and the two other largest banks have together held 25% to 30% of the personal and commercial deposit market since 1997. New banks nonetheless continue to enter this market, and many others have begun significant branch expansions. Competitors are also attempting to capture market share with unique distribution, aggressive pricing or significantly increased brand marketing.
     The Chicago area remains a hotly contested market because of its fragmentation and the growth opportunities it presents. While the region has attracted significant competitors, we plan to continue to expand our business, and therefore again expect further margin pressure over the next year.
     We expect the Chicago market to grow at a moderate pace, consistent with overall growth in the U.S. economy. Strong demand for consumer credit is expected to continue. In addition, the banking needs of business clients should increase with an expanding economy, resulting in growth in the volume and complexity of demand for financial services and the creation of new opportunities.
     In 2007, we will continue to emphasize expansion in the U.S. Midwest through a combination of organic growth and acquisitions. We will strive to improve our financial performance by focusing on revenue growth and cost management and, by building our business around enduring client relationships, we will continue to enhance our reputation as a high-quality, client-focused bank.

P&C U.S. Financial Results
P&C U.S. net income declined $10 million or 7% to $115 million. Excluding the impact of the weaker U.S. dollar, investments in acquisitions integration and branch technology in 2006 and the branch charter consolidation in 2005, net income increased 4% from 2005.
     Revenue increased $9 million or 1% to $906 million, but increased $74 million or 8% excluding the impact of the weaker dollar. The increase was attributable to acquisitions, consumer and small business loan growth, improved deposit spreads, new branches and higher service charge revenue, partly offset by lower loan spreads.
     Net interest margin fell 10 basis points due to competitive pressures on loan pricing and loans growing faster than deposits. The overall decline in net interest margin was mitigated by pricing actions in certain deposit categories.
     Non-interest expense increased $22 million or 3% to $681 million, but increased $70 million or 11% excluding the effect of changes in exchange rates. Expense growth was largely attributable to acquisitions and related integration costs, new branches, costs associated with volume growth and the implementation of our new branch technology platform, partially offset by costs incurred in 2005 for our branch charter consolidation.
     Our productivity ratio deteriorated by 184 basis points to 75.2%. Expense growth exceeded revenue growth, as we invested in integrating our acquisitions, expanding our branch network and improving our branch technology platform.

U.S.-based Mid-Market Business
Net income from U.S. operations represented 9% of total Personal and Commercial Banking net income for the year, compared with 10% for fiscal 2005. BMO’s corporate banking operations in the United States are concentrated among mid-market corporate clients, which BMO manages and reports in Investment Banking Group operations because of the enhanced opportunities to cross-sell products. BMO’s North American peers typically include similar businesses in their personal and commercial banking units. The adjacent table shows the effects of including this U.S.-based mid-market business in Personal and Commercial Banking on a pro-forma basis and provides more geographic detail on results. The table reflects the inclusion of $423 million ($432 million in 2005) of corporate mid-market revenue and $132 million ($131 million in 2005) of net income in U.S. results for the year.
     If results of the U.S. mid-market banking unit were included in Personal and Commercial Banking results, net income from U.S. operations would represent 18% of the group’s earnings in the year, compared with 9% as currently reported. U.S.-based revenues, after including the U.S. mid-market banking unit, would be 23% of the group’s revenue, compared with 17% as currently reported. The non-interest expense-to-revenue ratio would be 58.5%, compared with 59.8% as currently reported.
Personal and Commercial Banking adjusted to include
U.S.-based Mid-Market Business

(Canadian $ in millions, except as noted)				Change
				from 2005

For the year ended October 31	2006	2005	2004	$	%

Canada – revenue	4,579	4,319	4,024	260	6
United States – revenue	1,329	1,329	1,398	–	–

Total revenue (teb)	5,908	5,648	5,422	260	5

Canada – net income	1,141	1,074	872	67	6
United States – net income	247	256	307	(9)	(4)

Total net income	1,388	1,330	1,179	58	4

Canada – return on equity (%)	26.7	28.6	28.9		(1.9)
United States – return on equity (%)	8.5	10.5	17.3		(2.0)

Total return on equity (%)	19.4	21.6	24.7		(2.2)

Canada – non-interest expense-to-revenue ratio (%)	56.8	57.5	60.6		(0.7)
United States – non-interest expense-to-revenue ratio (%)	64.5	62.9	58.4		1.6

Total non-interest expense-to-revenue ratio (%)	58.5	58.8	60.0		(0.3)

48	•	BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis
Private Client Group

Gilles G. Ouellette President and Chief Executive Officer Private Client Group BMO Financial Group and Deputy Chair BMO Nesbitt Burns	Group Description
Private Client Group (PCG) brings together all of BMO Financial Group’s wealth management businesses. Operating under the BMO brand in Canada and Harris in the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products.

Vision
To be a leader in providing wealth management solutions across
Canada and in selected U.S. markets, helping our clients to accumulate, protect and grow their assets.
Strategies
•	Deliver exceptional client service.

•	Provide best-in-class wealth management solutions with a focus on helping our clients invest and plan for their retirement years.

•	Continue to improve the profitability and operational effectiveness of our businesses.

•	Accelerate growth in existing Canadian and U.S. markets.
Our Lines of Business
Full-Service Investing offers a comprehensive range of investment and wealth advisory services through BMO Nesbitt Burns. We are focused on becoming the top-performing full-service brokerage firm in North America. BMO Nesbitt Burns will drive investment growth by leveraging our high level of client satisfaction, the strength and breadth of our product offerings and our performance-driven culture.
Direct Investing operates as BMO InvestorLine in Canada, providing self-directed investors with the ability to plan, research and manage their investing decisions in their own way. We are focused on providing a superior client experience, understanding and anticipating their investing needs and helping them to be financially successful. By providing an innovative and comprehensive online offering to key client segments, we will acquire new clients as well as increase activity of existing clients.
North American Private Banking operates as BMO Harris Private Banking in Canada and Harris Private Bank in the United States. We are focused on capitalizing on our comprehensive wealth management capabilities and continuing to build our integrated value proposition, which delivers a unique client experience with offerings ranging from specific individual solutions to complex team-based wealth management strategies.
Investment Products includes BMO Mutual Funds, Guardian Group of Funds, BMO Term Investments, Jones Heward Investment Counsel and Harris Investment Management. We help our clients build a confident future by providing trusted, long-term investment solutions, by understanding our clients, competitors and industry and by having a robust multi-channel distribution capability. BMO Mutual Funds offers a targeted, comprehensive product line and supports specialized life stage advice for key Canadian client segments. Guardian Group of Funds provides investment products and services delivered to retail investors through financial intermediaries — primarily the advisory channel. BMO Term Investments is focused on providing innovative principal-protected solutions and advice to the retail investment market. Jones Heward Investment Counsel and Harris Investment Management provide institutional money management services to external and internal clients.
Strengths
•	Prestige, recognition and trust of the BMO, BMO Nesbitt Burns and Guardian brands in Canada and the Harris brand in the United States.

•	Strong national presence in the Canadian market and strategic footholds in selected high-growth wealth management markets in the United States.

•	Award-winning product offerings and industry-recognized leadership in client service.

•	Access to BMO’s broad client base in Canada and the United States.
Challenges
•	Retaining and expanding our first-class sales force in an extremely competitive market.

•	Sustaining revenue growth in a highly competitive environment.

•	Accelerating growth and improving profitability in the United States.

•	Sensitivity to changing market conditions.

Key Performance Drivers	2006	2005	2004

Increase in assets under management (%) (1)	17.4	10.9	9.8
Increase in assets under management and administration and term deposits (%) (1) (2)	16.2	8.6	4.1
Revenue per full-time employee ($ thousands) (3)	451	417	380

(1)	Excludes the impact of changes in the Canadian/U.S. dollar exchange rate.
(2)	Excludes the impact of the sale of Harrisdirect in 2005 and the exit of sub-custodial assets in 2004.
(3)	Excluding $74 million of gains on asset sales in 2005.

BMO Financial Group 189th Annual Report 2006 • 49

Management’s Discussion and Analysis
2006 Group Objectives and Achievements
Deepen client relationships and enhance our product offerings.
•	Focused on developing a better understanding of baby boomers’ distinct attitudes and views about retirement, and providing appropriate solutions for clients that better meet their needs. We undertook various initiatives in 2006:
–	Conducted one of the most comprehensive consumer research studies on retirement ever undertaken in Canada, to garner insights into the changing attitudes on retirement. Based on these insights, we intend to lead the marketplace in recognizing emerging trends in retirement decisions and behaviours, allowing us to respond with relevant expertise and guidance for our clients.

–	BMO Term Investments launched the BMO Income Generator, a deposit product that provides monthly retirement income, the first of its kind in Canada.

–	BMO Nesbitt Burns introduced the Retirement Income Management Account to help retirees generate monthly cash flow by directing all sources of retirement income automatically into a single account from which clients can draw a monthly cheque and manage their expenses.

–	Created a new advisory council, a multi-disciplinary group of respected external experts who will help us stay ahead of important retirement trends.
•	Award-winning leadership in client services:
–	BMO InvestorLine was The Globe and Mail’s choice as best online broker among the major banks for the fifth consecutive year.

–	BMO Harris Private Banking was selected Best Private Bank in Canada for the third consecutive year in Euromoney Magazine’s Global Survey of private banking services.

–	Harris Private Bank was ranked 11th of 35 U.S. firms in Euromoney Magazine’s Global Survey.

–	BMO Mutual Funds was recognized for Best 2005 RRSP Campaign at the Canadian Investment Awards.

–	BMO Mutual Funds led the industry in calendar year 2005 with 94% of all assets in the first or second quartile for one-year returns, as reported by Investment Executive.
Drive revenue growth by expanding our sales force in key businesses and continuing to improve sales force productivity.
•	In Canada, maintained momentum of referral activity within PCG and between PCG and P&C Canada. Referral activity with P&C Canada increased by more than 25% over last year.
•	In Canada, assets under management grew 20% in 2006 and are up 72% over the past three years.
•	In the United States, continued to build our referrals program with year-over-year referrals up nearly 70%.
Accelerate U.S. growth by increasing our share of our existing clients’ investable assets and by leveraging BMO’s U.S. expansion strategy.
•	U.S. assets increased 17% over last year, excluding Harrisdirect.
•	Formed a strategic alliance between Harris Investment Management and The Phoenix Companies, Inc. Phoenix is now the investment advisor, distributor and administrator of the Harris Insight Funds.®1 Harris Investment Management continues to manage the majority of the Insight Funds as sub-advisor.
Continue to improve our cash productivity ratio through revenue growth and expense management initiatives.
•	Cash productivity ratio improved by 199 basis points, bringing the three-year improvement to 1,258 basis points. Excluding Harrisdirect and the prior year gains on asset sales, the cash productivity ratio improved by 214 basis points, bringing the three-year improvement on this basis to 1,168 basis points.
Other Achievements
•	BMO Nesbitt Burns reorganized its wealth-related functions under a new Wealth Management Group that will enable investment advisors to provide more comprehensive solutions to our clients.
•	Fullgoal Fund Management Company Ltd. is the second-largest foreign joint venture fund company in China.

2007 Group Objectives
•	Grow our wealth management business by leveraging existing BMO/Harris client relationships and our distribution network.
•	Expand our sales force and improve its productivity.
•	Continue to enhance our business models through specific revenue-generating initiatives and ongoing expense management.
•	Invest selectively in our businesses where we have the opportunity to create incremental value.

50 • BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis
Business Environment and Outlook
Canadian and U.S. stock markets rose sharply in fiscal 2006. Accordingly, the overall investment climate remained favourable. This translated into significant growth in client trading activity and managed assets in the first half of the year, with growth slowing in the second half, but remaining stronger than in 2005.
     Canadian interest rates are well below those in the United States and are likely to remain historically low owing to moderate economic growth and stable inflation. U.S. interest rates are expected to decline in 2007 as the U.S. Federal Reserve moves to a less restrictive monetary policy.
     We expect the Canadian and U.S. economies to grow moderately in 2007. Improving economic prospects through the year should prove positive for equity markets on both sides of the border, but the absence of a severe economic downturn and aggressive easing of monetary policy by central banks would likely make for a more challenging environment for bonds. Nevertheless, yields are expected to remain below their recent cyclical highs.
     The North American wealth management industry continues to be an attractive business and growth is expected to remain strong, with high net worth and aging baby boomer segments becoming increasingly significant. The high net worth market, in both Canada and North America overall, is expected to expand significantly faster than the mainstream banking market.
     The wealth management industry is characterized by increasing reliance on advisors due to growing client sophistication and demand for personalized advice. Clients are demanding quality and trustworthy advice. Client retention and market share gains are a focus as competition among service providers intensifies. Smaller boutique and non-traditional players are aggressively pursuing market share in full-service brokerage and private client markets. In addition, the regulatory environment is becoming increasingly more complex, placing increasing burdens on service providers.

Private Client Group Financial Results
Private Client Group net income reached a record $360 million, an increase of $40 million or 13% over 2005. The prior year results reflected the $49 million ($18 million after tax) gain on the sale of Harrisdirect, the group’s U.S. direct investing operation, and the $25 million ($16 million after tax) gain on the sale of TSX common shares. Adjusting for the impact of the foregoing items, net income would have increased $74 million or 27% from the then-record results of 2005. Higher earnings were achieved primarily through strong growth in operating revenues.
     Revenue declined $143 million or 7% to $1,893 million. However, after excluding the operating results of Harrisdirect and the $74 million of gains on the foregoing asset sales, revenue increased $135 million or 8%. On this basis, net interest income increased $60 million or 12% and non-interest revenue increased $75 million or 6%. Net interest income grew due to higher term deposit spreads and moderate balance growth. Non-interest revenue growth was driven by increased fee-based revenue in our mutual fund businesses and higher client trading volumes in direct investing. The weaker U.S. dollar reduced revenue growth by $22 million, largely in the private banking business.
     Non-interest expense decreased $186 million or 12% to $1,334 million. However, after excluding the operating results of Harrisdirect, expense increased $57 million or 4%. This growth was primarily due to higher revenue-based costs, in line with increased revenue, combined with further investments in our sales force and U.S. investment management business. The group’s productivity ratio improved by 421 basis points from a year ago, but improved by 219 basis points excluding the operating results of Harrisdirect and the prior year gain on asset sales, reflecting continued effective expense management. The weaker U.S. dollar reduced expense growth by $18 million.
     All amounts in the following paragraph are stated in U.S. dollars.
     Net income from U.S. operations was $3 million, a decline of $5 million from 2005. The prior year included a $41 million ($15 million after tax) gain on the sale of Harrisdirect. Excluding the operating results of Harrisdirect and the gain on its sale, net income decreased $9 million. This decrease was due to investment in infrastructure to support our new strategic alliance with The Phoenix Companies, Inc., and incremental expenses associated with the Harris Insight Funds. These factors were partially offset by moderate revenue growth in Harris Private Bank and Harris Investment Management.

Private Client Group (Canadian $ in millions, except as noted)

Reported				Change from 2005
As at or for the year ended October 31	2006	2005	2004	$	%

Net interest income (teb)	569	577	533	(8)	(1)
Non-interest revenue	1,324	1,459	1,318	(135)	(9)

Total revenue (teb)	1,893	2,036	1,851	(143)	(7)
Provision for credit losses	3	4	5	(1)	(39)
Non-interest expense	1,334	1,520	1,504	(186)	(12)

Income before income taxes	556	512	342	44	9
Income taxes (teb)	196	192	115	4	3

Net income	360	320	227	40	13

Amortization of intangible assets (after tax)	4	37	43	(33)	(88)

Cash net income	364	357	270	7	2

Net economic profit	240	188	104	52	28
Return on equity (%)	31.0	20.0	14.4		11.0
Cash return on equity (%)	31.4	22.4	17.2		9.0
Non-interest expense-to-revenue ratio (%)	70.4	74.6	81.3		(4.2)
Cash non-interest expense-to-revenue ratio (%)	70.1	72.1	77.9		(2.0)
Average net interest margin (%)	8.71	8.19	7.46		0.52
Average common equity	1,148	1,582	1,557	(434)	(27)
Average assets	6,545	7,061	7,145	(516)	(7)
Risk-weighted assets	4,142	4,326	5,518	(184)	(4)
Average loans and acceptances	5,114	4,907	4,682	207	4
Average deposits	43,323	42,666	43,003	657	2
Assets under administration	155,008	134,093	156,650	20,915	16
Assets under management	96,112	87,382	79,939	8,730	10
Full-time equivalent staff	4,213	4,645	4,757	(432)	(9)

U.S. Business Select Financial Data (US$ in millions)				Change from 2005
As at or for the year ended October 31	2006	2005	2004	$	%

Total revenue	243	449	426	(206)	(46)
Non-interest expense	239	417	443	(178)	(43)
Net income	3	8	(10)	(5)	(63)
Cash net income	5	37	21	(32)	(86)
Average assets	2,100	2,754	2,796	(654)	(24)

BMO Financial Group 189th Annual Report 2006	•	51

Management’s Discussion and Analysis
Investment Banking Group

Yvan J.P. Bourdeau Chief Executive Officer BMO Capital Markets and Head of Investment Banking Group
Group Description
Investment Banking Group (IBG), operating under the BMO Capital Markets brand, combines all of the businesses serving corporate, institutional and government clients. In Canada and the United States, our clients span a broad range of industry sectors. We also serve clients in the United Kingdom, Europe, Asia and Australia.
      We offer clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.

Vision
To be recognized by clients and shareholders as the best and most disciplined integrated North American investment and corporate bank in our markets.
Strategies
•	Continue to reinforce our leading position in Canada.
•	Accelerate growth in the United States.
•	Continuously improve the profitability of client relationships.
Our Lines of Business
Investment and Corporate Banking services include strategic advice on mergers and acquisitions, restructurings and recapitalizations, as well as providing valuation and fairness opinions. We provide capital-raising services through debt and equity underwriting. We also provide a full range of loan and debt products, balance sheet management solutions and cash management services. In support of our clients’ international business activities, we provide trade finance and risk mitigation services. We also offer a wide range of banking and other operating services to international and domestic financial institutions.
Trading Products services include our sales, trading and research activities. We provide integrated debt, foreign exchange, interest rate, credit, equity, securitization and commodities solutions to wholesale, commercial and retail clients. In addition, we provide efficient funding and liquidity management to BMO Financial Group and its clients, as well as new product development, proprietary trading and origination.
Merchant Banking services include the sourcing, structuring and financing of private equity investments, primarily in North America.
Credit Investment Management offers investors products and services that use credit as a tool for asset management.
Strengths
•	Well-established franchise with a leadership position in certain industries and products and a reputation for quality advice.
•	Top-tier Canadian equity research, sales and trading capabilities.
•	Largest presence of any Canadian investment and corporate bank in the U.S. Midwest.
•	Cross-border capabilities with the ability to leverage North American expertise.
Challenges
•	Mature Canadian market.
•	Highly competitive U.S. investment and corporate banking market.
•	Competitive credit environment.

Key Performance Drivers	2006	2005	2004

Average loans and acceptances ($ billions)	55.0	48.3	43.5
Risk-weighted assets ($ billions)	66.9	56.7	50.2
Equity block trading dollar value ($ billions)	92.3	73.9	82.5
Equity underwriting participation (deals) (1)	267	268	272
Debt underwriting participation (deals) (1)	143	156	145
Equity research ranking (2)	#1	#1	#1
Canadian securitization ranking (3)	#1	#1	#1

(1) Canadian issuers in North America.
(2) Brendan Wood International.
(3) Asset-backed commercial paper conduit outstandings as at September 30.

52  •  BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis
2006 Group Objectives and Achievements
Continue focus on integrated coverage to bring the best solutions to our clients.
•	Combined International Group with Investment and Corporate Banking to align coverage and products for clients in these lines of business.
•	Integrated capital markets businesses (formerly Capital Markets, Equity Division and Securitization) under the Trading Products line of business to provide multi-product solutions to clients.
•	Created a new U.S. Leveraged Finance Group to provide a full range of debt solutions to our clients.
•	Continued growth in U.S. lending assets and cash management services deposit balances.
•	Cash management service developed for healthcare services sector.
•	A good example of integrated coverage that can provide the best solutions to our clients is the Petrohawk transaction. We served as lead advisor to Petrohawk on its US$1.9 billion merger with KCS Energy. We also served as co-syndication agent in Petrohawk’s new US$1 billion corporate credit facility, as co-manager in its US$775 million issue of senior notes, and as commodity derivatives counterparty in several commodity hedge trades in connection with the merger transaction.
Refine sector focus to match product and service capabilities in the United States to high-growth opportunities.
•	Continued focus on recruiting corporate and investment banking talent for targeted sectors and product areas.
•	Continued to refine sector and product coverage model to improve penetration of the U.S. client base.
Develop U.S. investor strategy to accelerate growth of this business.
•	Launched investor products team to work across all lines of business to leverage cross-selling opportunities.
Improve our cash productivity ratio.
•	Our cash productivity ratio deteriorated by 369 basis points due primarily to below-target revenue growth, a shift in revenue mix whereby growth occurred in businesses with higher variable costs, and investment in growth and rebranding initiatives. Investment Banking Group’s productivity ratio ranked second in its Canadian peer group for 2006.
Implement high-value initiatives that build on existing expertise and businesses and new business ideas.
•	Completed first structured product transactions designed for distribution to U.S. retail investors.
•	Implemented sales strategy in base and precious metals commodities trading.
•	Established Pallium Investment Management (PIM), a U.S.-based entity that will manage a triple-A rated structured product company (Pallium Finance Corporation). The initial activities of Pallium Finance Corporation will be largely focused on investing in and managing a portfolio of high-grade credit derivatives for third-party investors.
Other Achievements
•	Record net income in 2006.
•	Ranked as the top Equity Research Group in Canada for the 26th consecutive year in the Brendan Wood International Survey of Institutional Investors.
•	Ranked #1 in Canada at estimating public company earnings and at stock picking by StarMine.
•	Obtained license to open investment banking representative office in Beijing.
•	First Canadian bank granted approval to provide full renminbi local currency service in Beijing.
•	Launched a new brand name — BMO Capital Markets. The new brand encompasses all of the firm’s wholesale banking capabilities under one name in all markets served.
•	Participated in 498 corporate debt and equity transactions that raised $131 billion. Advised on $26 billion of completed mergers and acquisitions.

2007 Group Objectives
•	Continue to grow BMO Capital Markets U.S. revenues by increasing product penetration and improving cross-selling to the U.S. client base and by expanding trading activities and enhancing client coverage of key segments, with a focus on growing fee-based revenues.
•	Implement a number of high-value initiatives to drive earnings growth in our Trading Products line of business.
•	Maintain Canadian leadership in the high-return fee businesses of mergers and acquisitions, equity and debt underwriting and securitization.

Business Environment and Outlook
Fiscal 2006 was a strong year for IBG. A major portion of the year was characterized by significant price volatility in the energy sector, favourable capital markets conditions, a weaker U.S. dollar, steady economic growth and rising short-term interest rates. These conditions resulted in significant improvements in trading revenues, mergers and acquisitions activity and securities trading commissions. The less than favourable interest rate environment lowered spreads in interest-rate-sensitive businesses and the weaker U.S. dollar lowered the Canadian dollar equivalent of U.S.-dollar-denominated results. Corporate Banking asset demand continued to strengthen in 2006 with growth in both undrawn commitment levels and corporate loans. The pace of asset growth was moderate in Canada but particularly strong in the United States. The business environment remained very competitive and loan margins continued to be tight.

Looking forward, we anticipate continued volatility in oil prices in the near term, driven by fears of supply constraints and geopolitical developments. However, the level of volatility is expected to be lower than in 2006. We believe that the Federal Reserve and the Bank of Canada have signalled a pause in their tightening of monetary policy in 2006, and thus 2007 should present a more stable interest rate environment that is likely to benefit our interest-rate-sensitive businesses. Corporate Banking assets are expected to continue to grow, although pricing will likely remain competitive, particularly in the United States. We will continue to focus on increasing our fee-based, advisory and trading revenues in 2007 but growth will depend on the volatility in energy prices, currency markets, equity markets and interest rates, as well as general economic activity and business confidence.

BMO Financial Group 189th Annual Report 2006  •  53

Management’s Discussion and Analysis

Investment Banking Group Financial Results
Investment Banking Group net income rose $7 million to a record $860 million. Results in 2005 included $44 million ($37 million after tax) of revenue recognized on restructuring VIEs. Adjusting for the foregoing item, net income increased $44 million or 5% from 2005 due to income tax initiatives and increased revenue, partially offset by higher performance-based compensation.
     Revenue increased $39 million or 1% to $2,780 million. The weaker U.S. dollar reduced revenue growth by $96 million or 3 percentage points. Improved non-interest revenues more than offset reduced net interest income. Trading-related revenues are reviewed in detail on page 38. Most trading-related revenue consists of mark-to-market gains, which are reported in noninterest trading revenue. Trading net interest income consists of interest earned on trading assets less the costs of funding the assets. Trading net interest income was much lower in 2006 than in 2005 but non-interest trading income was much higher and overall trading revenue was also much higher.
     Higher non-interest revenue was largely due to increased trading revenues. Commodity derivatives, equity and foreign exchange trading revenues were higher, while interest rate trading revenues declined. Commodity derivatives trading revenue was up appreciably due to favourable conditions and increased client trading activities associated with high volatility in energy prices. Trading revenues were highest in the first quarter of 2006 and were lower in subsequent quarters. Trading revenues were considerably lower in the fourth quarter of 2006 largely due to a reduction in commodity derivatives revenues primarily driven by reduced client activity, declines in market prices and implied volatility in crude oil contracts, and our position in natural gas contracts. These factors resulted in a small trading loss in commodity derivatives. Commodity derivatives trading activities were very profitable in prior quarters. Merger and acquisition fees and commission revenues were also much higher than in 2005. IBG’s net investment securities gains decreased $43 million, in part due to the group’s $25 million share of the gain on sale of TSX common shares recognized in 2005. The prior year results also reflected $44 million of revenue recognized on restructuring VIEs.
     Net interest income declined, in large part due to the higher funding costs associated with the expansion of our commodity and equity trading businesses. The decline was also due to lower spreads in our interest-rate-sensitive businesses related to rising short-term interest rates and a flatter yield curve, our strategy of reducing non-core assets and lower spreads on corporate loans, partially offset by growth in assets.
     The provision for credit losses was $79 million, compared with $98 million in 2005. The reduction was due to lower expected credit losses. BMO’s practice is to charge loss provisions to the client operating groups each year using an expected loss provision methodology based on each group’s share of expected credit losses over an economic cycle. Corporate Services is generally charged (or credited) with differences between expected loss provisions charged to the client operating groups and provisions required under GAAP.
     Non-interest expense rose $124 million or 8% to $1,601 million, due primarily to higher performance-based compensation. The group’s fee-based and trading revenues, which typically have relatively higher variable costs, were strong relative to 2005. Revenues in interest-rate-sensitive businesses, which typically have relatively lower variable costs, were down in 2006. The weaker U.S. dollar reduced expense growth by $42 million or 3 percentage points.
Investment Banking Group (Canadian $ in millions, except as noted)

Reported				Change from 2005
As at or for the year ended October 31	2006	2005	2004	$	%

Net interest income (teb)	773	966	1,259	(193)	(20)
Non-interest revenue	2,007	1,775	1,508	232	13

Total revenue (teb)	2,780	2,741	2,767	39	1
Provision for credit losses	79	98	138	(19)	(19)
Non-interest expense	1,601	1,477	1,405	124	8

Income before income taxes	1,100	1,166	1,224	(66)	(6)
Income taxes (teb)	240	313	394	(73)	(23)

Net income	860	853	830	7	1

Amortization of intangible assets (after tax)	1	—	2	1	+100

Cash net income	861	853	832	8	1

Net economic profit	368	417	356	(49)	(12)
Return on equity (%)	18.7	21.0	18.6		(2.3)
Cash return on equity (%)	18.7	21.0	18.7		(2.3)
Non-interest expense-to-revenue ratio (%)	57.6	53.9	50.8		3.7
Cash non-interest expense-to-revenue ratio (%)	57.5	53.9	50.7		3.6
Average net interest margin (%)	0.48	0.61	0.93		(0.13)
Average common equity	4,481	3,967	4,382	514	13
Average assets	161,811	157,234	134,820	4,577	3
Risk-weighted assets	66,908	56,745	50,175	10,163	18
Average loans and acceptances	55,042	48,347	43,454	6,695	14
Average deposits	77,027	71,883	67,369	5,144	7
Assets under administration	58,774	57,694	58,026	1,080	2
Assets under management	28,044	21,871	18,761	6,173	28
Full-time equivalent staff	2,213	2,156	2,129	57	3

U.S. Business Selected Financial Data (US$ in millions)				Change from 2005
As at or for the year ended October 31	2006	2005	2004	$	%

Total revenue	1,135	1,037	976	98	9
Non-interest expense	628	518	518	110	21
Net income	279	284	251	(5)	(2)
Average assets	46,925	37,493	30,440	9,432	25

     The group’s productivity ratio deteriorated by 369 basis points to 57.6%. The aforementioned shift in business mix toward businesses with relatively higher variable costs affected the productivity ratio in 2006. Although the group’s productivity ratio deteriorated, it was the second best in its Canadian peer group for both 2005 and 2006.
     Net income from U.S. operations decreased US$5 million to US$279 million. The reduction was due to US$23 million of non-taxable revenue recognized on restructuring VIEs in the prior year, lower investment securities gains and higher expenses. These factors were largely offset by increases in commodity derivatives trading revenues, commissions, corporate banking assets, debt underwriting, and merger and acquisition fees. Net income from U.S. operations represented 37% of IBG’s net income in 2006, compared with 41% in 2005. Our U.S. investment banking operations are primarily directed at mid-market corporations having revenues that range from US$50 million to US$1 billion. Overall revenues and net income of the mid-market banking unit increased due to growth in corporate banking assets and cash management deposits. In 2006, the revenue from our mid-market portfolio represented 15% of total group revenue and 33% of our U.S. revenue. Often, such activities are included in personal and commercial banking units by our North American peers. Pro-forma results reflecting our U.S.-based mid-market business as part of P&C U.S. are included on page 48 in that segment’s section of the MD&A.

54  •  BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis
Corporate Services, including Technology and Operations

Lloyd F. Darlington Senior Executive Advisor (Former President and Chief Executive Officer, Technology and Solutions)
Barry K. Gilmour Group Head Technology and Operations

Technology and Operations
Group Description
Technology and Operations manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. We focus on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Vision
To be a critical contributor in propelling BMO to be the top-performing financial services company in North America.

2006 Group Objectives and Achievements
Build on our successes by delivering key technology and sourcing initiatives and processing and real estate efficiencies, and by continuing to improve service quality and efficiency in alignment with BMO’s strategy.
•	Enhanced the resiliency and contingency capabilities of BMO’s highly efficient data processing infrastructure by opening a new data centre and office building in Barrie, Ontario in July 2006. As a result, BMO is an industry leader in operations resiliency in Canada, with the first facility of its kind in Canada to achieve Tier IV status, the highest accreditation possible.

•	Continued a major multi-year branch infrastructure renewal program, refreshing more than 90% of BMO Bank of Montreal’s branches to create a more welcoming environment for customers.
•	Continued our progress on the integrated service delivery strategy that created a single Product Operations organization in 2005 to optimize productivity and service to the enterprise and, in turn, enrich the experience of BMO’s customers.

•	Became the first Canadian organization (and one of only a few in North America) to be assessed at Level 4 of the Software Engineering Institute’s CMMI software engineering model. This is a testament to our commitment to deliver the highest-quality business solutions in the most efficient and cost-effective manner.

•	Recognized as a leading financial institution in North America for service management processes using IT Infrastructure Library (ITIL) as a framework. With respect to ITIL proficiency, BMO placed in the top 5% of companies assessed by external consulting firms.

Priorities for 2007

•	Continue to realize improvements in service quality and efficiency in alignment with BMO’s strategy by delivering key technology and sourcing initiatives and creating efficiencies in processing and real estate.

BMO Financial Group 189th Annual Report 2006  •  55

Management’s Discussion and Analysis
Corporate Services
Group Description
Corporate Services includes the corporate units that provide expertise and governance support to BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, human resources and learning. Our operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.
Financial Results
Operating results for Technology and Operations (T&O) are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three client operating groups, and only minor amounts are retained in T&O results. As such, results in this section largely reflect the activities outlined in the paragraph above.
     Corporate Services net income for the year was $187 million, compared with $24 million in 2005. The increase was driven by low income taxes, a reduced provision for credit losses and lower expenses. Results in 2006 included Corporate Services’ $23 million ($15 million after tax) share of a $27 million gain on a $1.5 billion credit card loans securitization.
     BMO’s practice is to charge loss provisions to the client operating groups each year, using an expected loss provisioning methodology based on each group’s share of expected credit losses over an economic cycle. Corporate Services is generally charged (or credited) with differences between expected loss provisions charged to the client operating groups and provisions required under GAAP.
Corporate Services, including Technology and Operations
(Canadian $ in millions, except as noted)

Reported				Change from 2005
As at or for the year ended October 31	2006	2005	2004	$	%

Net interest income (teb)	(151)	(198)	(207)	47	24
Non-interest revenue	105	163	200	(58)	(35)

Total revenue (teb)	(46)	(35)	(7)	(11)	(28)
Provision for (recovery of) credit losses	(250)	(222)	(545)	(28)	(12)
Non-interest expense	137	193	183	(56)	(29)

Income before income taxes and non-controlling interest in subsidiaries	67	(6)	355	73	+100
Income taxes (recovery) (teb)	(196)	(88)	83	(108)	(+100)
Non-controlling interest	76	58	16	18	31

Net income	187	24	256	163	+100

Full-time equivalent staff	9,157	8,433	8,657	724	9

U.S. Business Selected Financial Data (US$ in millions)				Change from 2005
As at or for the year ended October 31	2006	2005	2004	$	%

Total revenue	(87)	(75)	(49)	(12)	(16)
Provision for (recovery of) credit losses	(84)	(77)	(99)	(7)	(9)
Non-interest expense	15	51	47	(36)	(71)
Income taxes (recovery)	(41)	(59)	(6)	18	31
Net income	5	(8)	(3)	13	+100
Average assets	4,259	4,800	5,458	(541)	(11)

Financial Condition Review

Summary Balance Sheet ($ millions)

As at October 31	2006	2005	2004	2003	2002

Assets
Cash resources	19,608	20,721	18,045	19,860	19,305
Securities	67,411	57,034	49,849	54,790	43,715
Net loans and acceptances	190,994	174,337	156,248	146,156	149,596
Other assets	41,965	41,770	36,764	35,688	40,248

	319,978	293,862	260,906	256,494	252,864

Liabilities and Shareholders’ Equity
Deposits	203,848	193,793	175,190	171,551	161,838
Other liabilities	96,743	82,158	69,005	68,455	74,188
Subordinated debt	2,726	2,469	2,395	2,856	3,794
Preferred share liability	450	450	450	850	850
Capital trust securities	1,150	1,150	1,150	1,150	1,150
Shareholders’ equity	15,061	13,842	12,716	11,632	11,044

	319,978	293,862	260,906	256,494	252,864

Total assets increased $26.1 billion or 9% from last year to $320.0 billion at October 31, 2006. There was a $10.4 billion increase in securities, a $16.6 billion increase in net loans and acceptances, a $0.2 billion increase in other assets and a $1.1 billion decrease in cash resources.
     Total liabilities and shareholders’ equity increased $26.1 billion or 9%. There was a $10.1 billion increase in deposits, a $14.6 billion increase in other liabilities, a $0.3 billion increase in subordinated debt and a $1.2 billion increase in shareholders’ equity.
Securities ($ millions)

As at October 31	2006	2005	2004	2003	2002

Investment securities	15,580	12,936	15,017	19,660	21,271
Trading securities	51,820	44,087	34,821	35,119	22,427
Loan substitute securities	11	11	11	11	17

	67,411	57,034	49,849	54,790	43,715

Investment securities increased $2.6 billion to $15.6 billion to take advantage of market opportunities. Trading securities increased $7.7 billion to $51.8 billion due to an increase in corporate debt securities related to growth in our credit derivatives business and an increase in equities due to higher equity valuations and growth in our equity-linked notes business. An increase in trading securities is consistent with higher levels of trading revenue and increased Market Value Exposures (see page 69). Note 3 on page 97 of the financial statements provides further details on securities.

56 • BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis

Net Loans and Acceptances ($ millions)

As at October 31	2006	2005	2004	2003	2002

Residential mortgages	63,321	60,871	56,444	52,095	47,569
Consumer instalment and other personal loans	30,418	27,929	24,887	22,103	21,168
Credit cards	3,631	4,648	3,702	2,967	2,280
Businesses and governments	56,030	47,803	44,559	44,167	49,670
Acceptances	7,223	5,934	5,355	5,611	6,901
Securities borrowed or Purchased under resale agreements	31,429	28,280	22,609	20,998	23,957

Gross loans and acceptances	192,052	175,465	157,556	147,941	151,545
Allowance for credit losses	(1,058)	(1,128)	(1,308)	(1,785)	(1,949)

Net loans and acceptances	190,994	174,337	156,248	146,156	149,596

Net loans and acceptances increased $16.6 billion to $191.0 billion. Residential mortgages increased $2.5 billion, reflecting solid growth but at a slower pace than in recent years, with continued strong demand in a very competitive market. The slowdown was consistent with our strategy of emphasizing profitable spreads over growth in the second half of the year. Credit cards and consumer instalment and other personal loans increased $1.5 billion in total, reflecting healthy personal lending markets. Growth was reduced by a $1.5 billion credit card loans securitization in the fourth quarter. The consumer portfolio remains well diversified, with healthy growth in both Canada and the United States. Loans to businesses and governments and related acceptances increased $9.5 billion due to stronger demand and our strategy of expanding our corporate banking portfolio. Securities borrowed or purchased under resale agreements increased $3.1 billion as a result of customer demand and our balance sheet management activities. These instruments are very short-term loans that are managed in conjunction with similarly short-term securities lent or sold under repurchase agreements and securities sold but not yet purchased. The weakness of the U.S. dollar and other currencies reduced loan growth by $3.1 billion.
     Table 11 on page 84 provides a comparative summary of loans by geographic location and product. Table 13 on page 85 provides a comparative summary of net loans in Canada by province and industry. Loan quality is discussed on pages 39 and 68 and further details on loans are provided in Notes 4, 5 and 7 to the financial statements starting on page 100.
Other Assets
Other assets increased $0.2 billion to $42.0 billion, as increased interest receivable was largely offset by lower derivative financial instrument assets.
Deposits ($ millions)

As at October 31	2006	2005	2004	2003	2002

Banks	26,632	25,473	20,654	24,755	15,273
Businesses and governments	100,848	92,437	79,614	72,405	71,411
Individuals	76,368	75,883	74,922	74,391	75,154

	203,848	193,793	175,190	171,551	161,838

Deposits increased $10.1 billion to $203.8 billion. Deposits from businesses and governments, which account for 50% of total deposits, increased $8.4 billion and deposits from individuals, which account for 37% of total deposits, increased $0.5 billion. Deposits by banks, which account for 13% of total deposits, increased $1.2 billion. The increase was used to fund asset growth. The weakness of the U.S. dollar and other currencies reduced deposit growth by $4.1 billion.
     Further details on the composition of deposits are provided in Note 15 on page 114 of the financial statements and in the Liquidity and Funding Risk section on page 71.
Other Liabilities
Other liabilities increased $14.6 billion to $96.7 billion. Derivative-related liabilities increased $2.6 billion and securities lent or sold under repurchase agreements increased $9.3 billion, in support of increased trading activity. There was a $2.2 billion increase in other liabilities and a $1.3 billion increase in acceptances. Further details on the composition of other liabilities are provided in Note 16 on page 114 of the financial statements.
Subordinated Debt
Subordinated debt increased $0.3 billion to $2.7 billion. There were two redemptions and one new issue in 2006, as detailed in Note 17 on page 115 of the financial statements.
Shareholders’ Equity
Shareholders’ equity increased $1.2 billion to $15.1 billion. The increase was largely related to higher retained earnings. BMO’s Consolidated Statement of Changes in Shareholders’ Equity on page 94 provides a summary of items that increase or reduce shareholders’ equity, while Note 20 on page 118 of the financial statements provides details on the components of and changes in share capital. Details of our enterprise-wide capital management practices and strategies can be found on page 58.

BMO Financial Group 189th Annual Report 2006 •  57

Management’s Discussion and Analysis

Enterprise-Wide Capital Management
Strategy and Approach
Our capital management framework is designed to maintain an optimum level of capital in a cost-effective structure that: meets our target regulatory ratios; supports our internal assessment of required capital; results in targeted credit ratings; funds our operating groups’ business strategies; and builds long-term shareholder value. Our approach includes establishing limits, goals and performance measures for management of balance sheet positions, risk levels and minimum capital amounts, as well as issuing and redeeming capital instruments to obtain the most cost-effective capital structure possible. The key elements of our capital management framework are approved by the Board of Directors pursuant to its annual review of our capital management corporate policy and capital plan.
     At the consolidated enterprise level, our targeted capital levels are set in support of our risk tolerance, while satisfying regulatory and legal requirements. At the line of business level, performance measurement is assessed relative to allocated capital, which is based primarily on the assessment and measurement of the line’s capital at risk requirements, as outlined on page 67, and regulatory capital requirements. By allocating capital to operating units and measuring their performance with respect to the capital necessary to support the risks in their business, we maximize our risk-adjusted return to shareholders. We also ensure that we maintain a well-capitalized position to protect our stakeholders from the risks inherent in our various businesses, while still allowing the flexibility to deploy resources in the high-return, strategic growth activities of our operating groups.
     Generally, BMO generates earnings that are sufficient to meet new capital requirements. As such, Management’s primary challenge is achieving the most cost-effective capital structure, rather than procuring sufficient capital to fund expansion initiatives.
     In 2006, BMO increased its target dividend payout range to 45%–55% of net income available to common shareholders, the highest among Canada’s major banks. The increase, from a range of 35%–45%, is reflective of our confidence in our continued ability to grow earnings and our strong capital position. Dividends are generally increased in line with long-term trends in earnings per share growth, while sufficient earnings are retained to support anticipated business growth, fund strategic investments and provide continued support for depositors.

The Tier 1 Capital Ratio is our key measure of capital adequacy. It is defined as Tier 1 capital divided by risk-weighted assets.
Our disciplined approach to capital management should allow us to continue to deliver on our long-standing commitment to enhancing shareholder value.
Performance Review
The Tier 1 Capital Ratio decreased to 10.22% from 10.30% a year ago due to strong risk-weighted asset growth, but remained well above our 2006 minimum target of 8.0%. In 2007, our policy is to maintain a Tier 1 Capital Ratio of at least 8.0%.
     Tier 1 capital, representing more permanent forms of capital, increased $1.2 billion during the year to $16.6 billion, as outlined in the table on page 59. Net income was the primary driver of the increase in capital. At year-end, we had $3.6 billion of excess Tier 1 capital relative to our minimum targeted Tier 1 Capital Ratio of 8.0%, an increase of $0.2 billion from a year ago. The components of regulatory capital and the measures we monitor are outlined in Tables 20 and 21 on page 88.
     Our Total Capital Ratio, which is defined as total regulatory capital divided by risk-weighted assets, decreased to 11.76% from 11.82% a year ago. The decrease in the ratio was driven by growth in risk-weighted assets, partially offset by the issuance of subordinated debt (net of redemptions) and higher retained earnings. Both our Tier 1 and Total Capital Ratios remain well above the minimum capital ratios for a well-capitalized financial institution of 7% and 10%, respectively, as stated by our regulator, the Office of the Superintendent of Financial Institutions (OSFI).
     Risk-weighted assets increased $12.9 billion to $163 billion, due primarily to strong mortgage and loan growth in P&C Canada as well as growth in loans, commitments and market risk in Investment Banking Group. In 2007, we anticipate continued growth in risk-weighted assets and deployment of capital to strategically advantaged businesses.
     The assets-to-capital multiple is calculated by dividing total assets, including specified off-balance sheet items net of other specified deductions, by total regulatory capital. BMO’s assets to-capital multiple improved to 16.1 from 16.3 in 2005, due primarily to growth in capital. The multiple remains well below the maximum of 23.0 permitted by our regulator, OSFI.

58 • BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis

     In keeping with our efforts to achieve the most cost-effective capital structure possible, we issued $700 million of 5.10% Series D Medium-Term Notes, First Tranche, in 2006. We also redeemed our $125 million 7.40% Debentures, Series 19, as well as our $300 million 8.15% Debentures, Series 21.
     Dividends declared per common share in 2006 totalled $2.26, up 22% from $1.85 in 2005. The annualized $0.62 dividend declared in the fourth quarter of 2006 represents 47% of income available to common shareholders in 2006, within our target dividend payout range of 45%–55%. Dividends paid increased in three of four quarters in 2006, rising 35% from $0.46 per share in the fourth quarter of 2005 to $0.62 per share in the fourth quarter of 2006. At year-end, BMO’s common shares provided a 3.6% annual dividend yield based on the closing share price. On November 28, 2006, BMO’s Board raised the quarterly dividend on common shares by $0.03 or 4.8% to $0.65 per share.
     On September 1, 2006, BMO announced a new normal course issuer bid, commencing September 6, 2006 and ending September 5, 2007, under which BMO may repurchase for cancellation up to 15 million common shares. Under our previous 12-month normal course issuer bid, which expired on September 5, 2006, there were 6,270,000 shares repurchased at a total cost of $392 million. In 2006, BMO repurchased a total of 5,919,000 shares under our common share repurchase program at a cost of $376 million. The repurchases largely offset the 6,426,000 shares that were issued during 2006 due to the exercise of stock options, exchangeable shares and the dividend reinvestment plan.
     BMO’s credit rating, as measured by Standard & Poor’s (S&P) senior debt ratings, remained unchanged at AA–, the highest, along with two of our competitors, of the six major Canadian banks. Our rating, as measured by Moody’s senior debt ratings, was unchanged at Aa3, slightly below only one of the six major Canadian banks. Both agencies maintained a stable ratings outlook during the year. These are high-grade, high-quality ratings.
     As described on page 67 in the Enterprise-Wide Risk Management section of the MD&A, BMO is in the process of implementing Basel II. In parallel with the development of the risk management models and systems necessary to calculate regulatory capital, we are reviewing our process for assessing overall capital adequacy in relation to our risk profile. This assessment will be subject to review by our regulator, OSFI.
Tier 1 Capital ($ millions)

	2006	2005

Beginning of year	15,430	13,448
Net income	2,663	2,396
Dividends	(1,163)	(955)
Goodwill and excess intangible assets	(7)	416
Issuance of common shares	258	219
Repurchase of common shares	(376)	(390)
Other issues net of redemptions	—	447
Translation and other	(164)	(151)

End of year	16,641	15,430

Risk-Weighted Assets ($ millions)

	2006	2005

Beginning of year	149,855	136,661
Increases (decreases)
Personal and Commercial Banking	4,705	8,170
Private Client Group	(184)	(1,192)
Investment Banking Group	10,163	6,570
Corporate Services	(1,745)	(354)

End of year	162,794	149,855

Outstanding Shares and Securities Convertible into Common Shares

	Number of shares		Dividends declared per share
As of November 28, 2006	or dollar amount		2006		2005		2004

Common shares		500,990,000		$2.26		$1.85		$1.59
Class B Preferred Shares
Series 5		$200,000,000		$1.33		$1.33		$1.33
Convertible into common shares:
Class B Preferred Shares (1)
Series 4		$200,000,000		$1.20		$1.20		$1.20
Series 6		$250,000,000		$1.19		$1.19		$1.19
Series 10	US$	300,000,000	US$	1.49	US$	1.49	US$	1.49
Stock options
—vested		19,250,000
—nonvested		3,741,000

(1) Convertible preferred shares may be exchanged for common shares in future years on a pro-rata basis based on 95% of the average trading price of common shares for 20 days ending four days prior to the exchange date.

Note 20 on page 118 of the financial statements includes details on share capital.

BMO Financial Group 189th Annual Report 2006 •  59

Management’s Discussion and Analysis

Off-Balance Sheet Arrangements
BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The discussion that follows addresses the more significant types of off-balance sheet arrangements.
Credit Instruments
In order to meet the financing needs of our clients, we use a variety of off-balance sheet credit instruments. These include guarantees and standby letters of credit, which represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payment or meet other contractual requirements. We also engage in securities lending where we lend either our securities or our customers’ security to third parties. This exposes us to credit risk, as a third party may not return the securities as agreed. We also write documentary and commercial letters of credit, which represent our agreement to honour drafts presented by a third party upon completion of specified activities. Commitments to extend credit are off-balance sheet arrangements that represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to meeting certain conditions.
     There are a significant number of instruments outstanding at any time. Our customers are broadly diversified and we do not anticipate events or conditions that would lead a significant number of our customers to fail to perform in accordance with the terms of the contracts. We use our credit adjudication process in deciding whether to enter into these agreements, just as we do when extending credit in the form of a loan. We monitor off-balance sheet instruments to ensure that there are no undue concentrations in any geographic region or industry.
     The maximum amount payable by BMO in relation to these instruments was approximately $121 billion at October 31, 2006 ($110 billion at October 31, 2005). However, this amount is not representative of our likely credit exposure or liquidity requirements for these instruments as it does not take into account any amounts that could possibly be recovered under recourse or collateralization provisions. In addition, a large majority of these commitments expire without being drawn upon. Further information on these instruments can be found in Note 5 on page 102 of the financial statements.
     Securities lending commitments are generally short-term in nature and subject to recall on a demand basis. For all other credit commitments outlined above, in the absence of an event that triggers a default, early termination by BMO may result in breach of contract.
Derivatives
Derivative financial instruments are contracts that require the exchange of, or provide the opportunity to exchange, cash flows determined by applying certain rates, indices or changes therein to notional contract amounts.
     We structure and market derivative products to customers to enable them to transfer, modify or reduce current or expected risks. We may also take proprietary trading positions in various capital markets instruments and derivatives that, taken together, are designed to profit from anticipated changes in market factors. We also use derivatives as hedges of our own positions.
     We enter into derivatives contracts with many different counterparties. Note 9 on page 111 of the financial statements details the classification of our counterparties by industry for each category of derivative contract. The geographic locations in which our counterparties operate are detailed on page 110 of the financial statements.

The amount that we are required to pay, if any, under a derivative contract depends on the nature of the derivative. For instance, if we enter into an interest rate swap that requires us to pay a fixed interest rate and the counterparty to pay a floating interest rate, the amount that we would receive or be required to pay would depend on the difference between the fixed and floating rates. If the floating rate were higher than the fixed rate, the counterparty would be required to pay us the difference between the floating and fixed rates applied to the notional amount of the swap. However, if the fixed rate exceeded the floating rate, we would be required to pay the counterparty.
     In most cases we act as an intermediary. As a result, for each derivative liability we usually have an offsetting derivative asset. Therefore, at any point in time, our net derivative assets together with associated capital markets instruments are not significant.
     Trading derivatives are fully recognized on our Consolidated Balance Sheet at their fair values. These trading derivatives represent more than 98% of our total outstanding derivatives, based on notional amounts.
     Only our interest rate hedging derivatives represent off-balance sheet items, since these derivatives are not recorded at fair value in our Consolidated Balance Sheet. We follow accrual accounting for these derivatives, since they are expected to be highly effective in hedging certain risks associated with on-balance sheet financial instruments or future cash flows. The fair value of our hedging derivatives was $77 million of assets and $127 million of liabilities at October 31, 2006 ($316 million and $158 million, respectively, at October 31, 2005).
     In the event we chose to terminate any of our trading or hedging derivatives contracts, we would be required to settle with the respective derivative counterparty at the current fair value of the derivative contract.
Variable Interest Entities (VIEs)
Customer Securitization Vehicles
Customer securitization vehicles (referred to as multi-seller conduits) assist our customers with the securitization of their assets to provide them with alternate sources of funding. These vehicles provide clients with access to liquidity in the commercial paper markets by allowing them to sell their assets into these vehicles, which then issue commercial paper to investors to fund the vehicles’ purchases of the assets. The customers continue to service the transferred assets and are first to absorb any losses on the assets. We earn fees for providing services related to the securitizations, including liquidity, distribution and servicing fees for supporting the ongoing operations of the vehicles. These fees totalled approximately $99 million in 2006 and $84 million in 2005.
     In general, investors in the commercial paper have recourse only to the assets of the related VIE, unless BMO has provided credit support for the investors. We provide liquidity and credit support to these vehicles either through backstop liquidity facilities or in the form of letters of credit and other guarantees. The total contractual amount of this support was $32,603 million as at October 31, 2006, of which only $634 million related to credit support ($28,125 million and $567 million, respectively, at October 31, 2005). None of these facilities were drawn upon at year-end.
     BMO sometimes enters into derivatives contracts with these vehicles to enable them to manage their exposures to interest rate and foreign exchange rate fluctuations. The fair value of such contracts at October 31, 2006 was $5 million, which was recorded as a derivative liability in our Consolidated Balance Sheet (derivative asset of $6 million at October 31, 2005).

60 • BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis

     In the event we chose to or were required to terminate our relationship with a customer securitization vehicle, we would be obligated to hold any derivatives until their maturity. We would no longer receive the fees for providing services relating to the securitizations, as previously described.
Bank Securitization Vehicles
Periodically, we sell loans to off-balance sheet entities or trusts, either for capital management purposes or to obtain alternate sources of funding. Gains on sales to the securitization vehicles as well as revenues paid to us for servicing the loans sold are recognized in income. The impact of securitization activities on our revenues and expenses is outlined in Note 7 on page 104 of the financial statements.
     BMO has retained interests in these bank securitization vehicles, as we are sometimes required to purchase subordinated interests or maintain cash deposits in the entities to provide credit support for the vehicle and have recorded deferred purchase price amounts. These latter amounts represent gains on sales to securitization vehicles that have not been received in cash. Retained interests recorded as assets in our Consolidated Balance Sheet as at October 31, 2006 and 2005 were $369 million and $256 million, respectively. In the event there are defaults on the assets held by the vehicles, retained interests may not be recoverable and would then be written down. During the year ended October 31, 2006, there were $36 million of write-downs of retained interests in bank securitization vehicles ($3 million of write-downs in 2005). Further information on the impact of securitization activities on the Consolidated Balance Sheet is outlined in Note 7 on page 104 of the financial statements.
     We provide further liquidity to our securitization vehicles for up to 100% of the value of the commercial paper outstanding. The contractual amount of liquidity facilities provided to bank securitization vehicles was $5 billion at the end of 2006 and 2005. This amount comprised part of other credit instruments outlined in Note 5 on page 102 of the financial statements. No amounts were drawn upon at year-end.
     In the event we chose to terminate our relationship with a bank securitization vehicle, we would be required to settle any associated derivatives at their fair value. Any deferred purchase price recorded in the balance sheet would continue to be collected from the trust over time; however, no additional loans would be sold to the trust.
Credit Investment Management Vehicles
Credit investment management vehicles provide investors with opportunities to invest in customized, diversified debt portfolios in a variety of asset and rating classes. We earned investment management fees of $29 million and $31 million in 2006 and 2005, respectively, for managing these portfolios.
     We hold an interest in High Grade Structured Investment Vehicles (SIVs). Our exposure to loss relates to both our investments in these vehicles and to derivative contracts we have entered into with the vehicles. Our investment in SIVs was $76 million as at October 31, 2006 ($146 million at October 31, 2005) and was recorded as investment securities in our Consolidated Balance Sheet. The fair value of our derivative contracts outstanding with the SIVs as at October 31, 2006 was recorded in our Consolidated Balance Sheet as a derivative liability of $18 million ($24 million at October 31, 2005). In order to ensure that these vehicles receive an investment grade rating, we provide liquidity support to the vehicles through standby letters of credit and/or commitments to extend credit. The total contractual amount of these standby letters of credit and commitments to extend credit was $184 million at October 31, 2006 and $189 million in 2005. This amount comprised part of other credit instruments outlined in Note 5 on page 102 of the financial statements. No amounts were drawn upon at year-end.
     In the event we chose to terminate our relationship with these vehicles, outstanding derivatives would be settled at their fair value and we would no longer receive administrative fees from the vehicle. We would also sell our investment in the SIV at fair value, which might differ from its carrying value.

Financial Instruments
As a financial institution, most of BMO’s balance sheet is comprised of financial instruments and the majority of our net income results from gains, losses, income and expenses related to financial instruments. Financial instrument assets include cash resources, securities, loans, derivative financial instruments.
     Financial instrument assets include cash resources, securities, loans, customers’s liabilities under acceptances and derivative financial instruments. liabilities include deposits, derivative financial instruments, acceptances, securities sold but not yet purchased, securities lent or sold under repurchase agreements, subordinated debt, preferred share liabilities and capital trust securities.
     Financial instruments are used for both trading and non-trading activities. Non-trading activities generally include the business of lending, long-term investing, funding and asset-liability management.

     Our use of financial instruments exposes us to credit and counterparty risk and various market risks, including equity price risk, interest rate risk and foreign currency risk. A discussion of how we manage these and other risks as well as structural interest rate sensitivities can be found in the Enterprise-Wide Risk Management section on pages 66 to 73 of this MD&A.
     Further information on how we determine the fair value of financial instruments is included in the Financial Instruments Measured at Fair Value discussion in the Critical Accounting Estimates section of the MD&A that follows.

BMO Financial Group 189th Annual Report 2006 •  61

Management’s Discussion and Analysis
Critical Accounting Estimates
The Notes to BMO’s October 31, 2006 consolidated financial statements outline our significant accounting estimates. The accounting estimates discussed below are considered particularly important, as they require significant judgments by management. Management has established detailed policies and control procedures that are intended to ensure these judgments are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates of the value of BMO’s assets and liabilities are appropriate.
Allowance for Credit Losses
The allowance for credit losses adjusts the value of credit assets to reflect their estimated realizable value. In assessing their estimated realizable value, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These include economic factors, developments affecting companies in particular industries and specific issues with respect to single borrowers. Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.
     One of our key performance measures is the provision for credit losses as a percentage of average net loans and acceptances (including securities borrowed or purchased under resale agreements). Over the past 10 years, the ratio has ranged from a high of 0.66% in 2001 to a low of (0.07%) in 2004. This ratio varies with changes in the economy and credit conditions. If we applied these high and low ratios to average net loans and acceptances (including securities borrowed or purchased under resale agreements) in 2006, our provision for credit losses would range from a provision of $1,226 million to a net recovery of $130 million. Our provision for credit losses in 2006 was $176 million.
     Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of credit risk on page 68 as well as in Note 4 on page 100 of the financial statements.
Financial Instruments Measured at Fair Value
BMO records trading securities as well as trading derivatives at their fair value. Fair value represents our estimate of the proceeds we would receive, or would have to pay in the case of a derivative liability, in a current transaction between willing parties.
     The extent of our use of quoted market prices and internal models in the valuation of trading securities, derivative assets and derivative liabilities at October 31, 2006 was as follows:

		Derivative financial
		instruments
	Trading
	securities	Asset	Liability

Valued using quoted market prices	99%	24%	23%
Valued using internal models*	1	76	77

Total	100%	100%	100%

*Almost all models are based on observable market data.
The fair values of most trading securities and exchange-traded derivatives are determined from quoted market prices. Most over-the-counter derivatives are valued using models that utilize observable market data. For example, the fair value of interest rate swaps is determined using yield curves developed from observable market interest rates.
     Valuation models use general assumptions and market data and therefore do not reflect the specific risks and other factors that would affect a particular instrument’s fair value. As a result, we incorporate certain adjustments when using internal models to establish fair values. These fair value adjustments take into account the estimated impact of credit risk, liquidity risk, valuation considerations, administrative costs and closeout costs. For example, the credit risk adjustment incorporates credit risk into our determination of fair values by taking into account factors such as the counterparty’s credit rating, the duration of the instrument and changes in credit spreads.
     A group independent of the trading lines of business, Valuation Product Control (VPC), verifies the fair values at which instruments are recorded. For instruments that are valued using models, VPC identifies situations where adjustments must be made to the model estimates to arrive at fair value.
     The methodologies used for calculating these adjustments are reviewed at least annually to ensure that they remain appropriate. Significant changes in methodologies are rare and are made only when we feel that the change will result in better estimates of fair value.
Valuation Adjustments

As at October 31 ($ millions)	2006	2005

Credit risk	33	63
Liquidity risk	42	19
Administrative costs	7	17
Other	9	5

	91	104

There were no significant changes in methodologies for calculating the fair value adjustments during 2006 and 2005. The decrease in the adjustment for credit risk was due to decreased credit spreads and reduced counterparty risk. The increase in the adjustment for liquidity risk was due primarily to the higher volume of commodity options in 2006 compared to 2005. In 2006, refinements were made to the calculation of the administrative costs adjustment to reflect the more precise information that is available.
     Additional information concerning our method of determining fair value is included in Note 3 on page 98, Note 9 on page 107 and Note 28 on page 129 of the financial statements.
Accounting for Securitizations
When loans are securitized, we record a gain or loss on sale. In determining the gain or loss, management must estimate the net present value of expected future cash flows by relying on estimates of the amount of interest and fees that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be repaid before their scheduled maturity, credit losses, the fair value cost of servicing, and the rate at which to discount these estimated future cash flows. Actual cash flows may differ significantly from those estimated by management. If management’s estimate of future cash flows were different, our gains on securitization recognized in income would also be different. The interest rate used to discount expected future cash flows is the estimate that most affects the gain on securitization. A 10% decrease in interest rates would have resulted in a decrease of less than $20 million in the amount of the deferred purchase price recorded in investment securities in our Consolidated Balance Sheet.

62 •  BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis
     Additional information concerning accounting for securitizations, including sensitivity analysis for key assumptions, is included in Note 7 on page 103 of the financial statements.
Accounting for Variable Interest Entities
In the normal course of business, BMO enters into arrangements with variable interest entities (VIEs). VIEs include entities with equity that is considered insufficient to finance the entity’s activities or in which the equity holders do not have a controlling financial interest. We are required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by standard setters.
     We use a qualitative estimation process to determine whether an entity is a VIE. We also use a variety of complex estimation processes involving qualitative and quantitative factors to calculate and analyze a VIE’s expected losses and its expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability of those cash flows and allocating the losses and returns among the identified parties holding variable interests. These processes enable us to identify the party that is exposed to the majority of the VIE’s expected losses, expected residual returns, or both, and thus who should consolidate the entity.
     Additional information concerning BMO’s involvement with variable interest entities is included in Note 8 on page 105 of the financial statements.
Pensions and Other Employee Future Benefits
BMO’s pensions and other employee future benefits expense is calculated by our actuaries using assumptions determined by management. If actual experience differs from the assumptions used, pension and other employee future benefits expense could increase or decrease in future years. The expected rate of return on plan assets is the management estimate that most affects the calculation of pension expense. Our expected rate of return on plan assets is determined using the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities that take into consideration bond yields. An equity risk premium is then applied to estimate expected equity returns. Expected returns from other asset classes are established to reflect the risks of these asset classes relative to fixed income and equity assets. With all other assumptions held constant, a 1 percentage point decline in the expected rate of return on plan assets would result in an increase in pension expense for 2006 of approximately $37 million. The impact of changes in expected rates of return on plan assets is not significant for our other employee future benefits expense since there is only a small amount of assets held in these plans.
     Pension and other employee future benefits expense and obligations are also sensitive to changes in discount rates. For our Canadian plans, which represent 80% of BMO’s pension obligations, we determine a discount rate at each year-end using market rates applicable to high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments.
     Additional information regarding our accounting for pensions and other employee future benefits, including sensitivity analysis for key assumptions, is included in Note 22 on page 121 of the financial statements.

Other Than Temporary Impairment
Investment securities that are carried at cost or amortized cost or accounted for using the equity method are reviewed at each quarter-end reporting period to determine whether the fair value is below the carrying value. When the fair value of any of our investment securities declines below its carrying value, management is required to assess whether the decline is other than temporary. In making this assessment, we consider such factors as the type of investment, the length of time and extent to which the fair value has been below the carrying value, the financial condition and near-term prospects of the issuer, and our intent and ability to hold the investment long enough to allow for any anticipated recovery. The decision to record a write-down, its amount and the period in which it is recorded could change if management’s assessment of those factors were different. We do not record impairment write-downs on debt securities when impairment is due to changes in interest rates, since we expect to realize the full value of the investments by holding them to maturity. Most of BMO’s investment securities are issued or guaranteed by Canadian or U.S. governments. At the end of 2006, there were total unrealized losses of $44 million on government securities for which the carrying value of the investment exceeded fair value. Of this amount, $21 million related to securities for which the carrying value had exceeded fair value for 12 months or more. In most cases, these unrealized losses resulted from increases in interest rates, not from deterioration in the credit-worthiness of the issuer.
     We also have investments in corporate debt and equity securities, mortgage-backed securities and collateralized mortgage obligations. Quoted market value is considered to be fair value for actively traded securities. For securities where market quotes are not available, we use estimation techniques to determine fair value. These techniques include discounted cash flows for debt securities and, for equity securities, internal models that utilize observable market data or comparisons with other securities with similar characteristics. At the end of 2006, there were total unrealized losses of $13 million on corporate debt and equity securities, mortgage-backed securities and collateralized mortgage obligations on which the carrying value exceeded fair value and an impairment write-down had not been recorded. Of this amount, $12 million related to securities on which the carrying value had exceeded fair value for 12 months or more.
     Additional information regarding our accounting for investment securities is included in Note 3 on page 97 of the financial statements.
Customer Loyalty Program
We record the liability related to our credit card customer loyalty program when our customers become entitled to redeem the rewards. In determining the liability, we estimate the expected future redemption rate and apply the cost of expected redemptions. Our estimate of the expected redemption rate is based on a statistical analysis of past customer behaviour. Changes in actual future redemption rates may cause future assessments of the liability to be different from the current assessment, resulting in an increase or decrease in the liability. Changes in redemption rates can result from factors such as shifts in customer behaviour, types of rewards offered and general economic conditions. If our estimate of the future redemption rate increased by 5 percentage points, our annual card fee revenue would decrease by approximately $11 million.
     Additional information regarding our accounting for our customer loyalty program is included in Note 16 on page 115 of the financial statements.

BMO Financial Group 189th Annual Report 2006 •  63

Management’s Discussion and Analysis
Income Taxes
The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our Consolidated Statements of Income or Changes in Shareholders’ Equity. In determining the provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as anticipated, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.
     Additional information regarding our accounting for income taxes is included in Note 23 on page 124 of the financial statements.
Goodwill
Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value and fair value of each group of businesses having goodwill to ensure that the fair value of the group is greater than its carrying value. If the carrying value exceeds the fair value of the group, a more detailed goodwill impairment assessment would have to be undertaken. In determining fair value, we use valuation models that use analysis of discounted cash flows, price-to-earnings ratios and other multiples. Management must exercise judgment and make assumptions in determining fair value, and different judgments and assumptions could affect the determination of fair value and any resulting impairment write-down. At October 31, 2006, the estimated fair value of each of our groups of businesses was significantly greater than its carrying value. In fact, the estimated fair value of any of our groups of businesses would have to decline by more than 30% before a detailed impairment assessment would be triggered.
     Additional information regarding the composition of BMO’s goodwill is included in Note 13 on page 113 of the financial statements.
Contingent Liabilities
BMO and its subsidiaries are involved in various legal actions in the ordinary course of business. Management does not expect the outcome of any of these proceedings to have a material adverse effect on BMO’s consolidated financial position or results of operations.
     Contingent litigation loss provisions are recorded when it becomes likely that BMO will incur a loss and the amount can be reasonably estimated. BMO’s management and internal and external experts are involved in assessing any likelihood and in estimating any amounts involved. The actual costs of resolving these claims may be substantially higher or lower than the amounts provided. Additional information regarding contingent liabilities is included in Note 27 on page 128 of the financial statements.

Changes in Accounting Policies in 2006
Stock-Based Compensation
During the year ended October 31, 2006, we adopted the Canadian Institute of Chartered Accountants’ (CICA) new accounting requirements on stock-based compensation. The new rules require that stock-based compensation granted to employees eligible to retire should be expensed at the time of grant. Previously, we amortized the cost over the vesting period. Financial statements for prior years were restated to reflect the change in accounting policy. Results and balances for years prior to 2004 reflected in or used in calculations in MD&A schedules were not restated as the amounts related to any particular year are relatively insignificant. The new rules resulted in decreases in net income of $2 million, $4 million and $11 million in our Consolidated Statements of Income for the years ended October 31, 2006, 2005 and 2004, respectively. Additional information regarding this accounting change is included in Note 21 on page 120 of the financial statements.
Settlement Date Accounting
During the year ended October 31, 2006, we changed our accounting policy for securities transactions from the trade date basis of accounting to the settlement date basis of accounting for the Consolidated Balance Sheet. As a result, at October 31, 2006 there was a decrease of $1,896 million in trading securities, $6,618 million in other assets and $8,514 million in other liabilities in our Consolidated Balance Sheet. Prior periods were restated to reflect the change in accounting policy. Additional information regarding this accounting change is included in Note 3 on page 98 of the financial statements.

Future Changes in Accounting Policies
Financial Instruments and Comprehensive Income
The CICA has issued new accounting rules on financial instruments, hedges and comprehensive income that will require us to account for all of our investment securities and hedging derivatives at fair value. When we adopt the new rules on November 1, 2006, we will remeasure our securities and derivatives, as appropriate, at fair value and report a new section of shareholders’ equity called other comprehensive income.
     The impact of remeasuring our hedging derivatives at fair value on November 1, 2006 will be recognized in opening retained earnings and opening other comprehensive income, as appropriate.
We are determining the impact that these changes in accounting policy will have on our consolidated financial statements once adopted, based on recently released transitional guidance. The impact of reclassifying investment securities as available-for-sale securities and remeasuring them at fair value on November 1, 2006 will be recognized in opening accumulated other comprehensive income. The impact on our Consolidated Balance Sheet at November 1, 2006 will be an increase in available-for-sale securities of approximately $55 million and an increase in accumulated other comprehensive income of approximately $36 million, net of tax. Prior periods will not be restated.

64  • BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis
Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President & Chief Executive Officer (CEO) and the Chief Financial & Administrative Officer (CFAO), on a timely basis so that appropriate decisions can be made regarding public disclosure.
     An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as of October 31, 2006, by and under the supervision of BMO Financial Group’s management, including the CEO and the CFAO. Based on this evaluation, the CEO and the CFAO have concluded that our disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act), are effective to ensure that information required to be disclosed in reports that we file or submit under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms.
Internal Control over Financial Reporting
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for BMO Financial Group.
     BMO Financial Group’s management, including the CEO and the CFAO, has evaluated the effectiveness of our internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of October 31, 2006.
     BMO Financial Group’s auditor, KPMG LLP (Shareholders’ Auditor), an independent registered public accounting firm, has issued an audit report on our management’s assessment of our internal control over financial reporting. This audit report appears on page 91.
Changes in Internal Control over Financial Reporting
There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Shareholders’ Auditor Pre-Approval Policy and Fees
Pre-approval Policies and Procedures
As part of BMO Financial Group’s corporate governance practices, the Board continues to ensure that a strict policy is in place limiting the Shareholders’ Auditor from providing services not related to their role as auditor. All services provided by the Shareholders’ Auditor are pre-approved by the Audit Committee as they arise, or through an annual pre-approval of amounts for specific types of services. All services comply with our Auditor Independence Policy, as well as professional standards and securities regulations governing auditor independence.
Shareholders’ Auditor’s Service Fees
Aggregate fees paid to the Shareholders’ Auditor during the fiscal years ended October 31, 2006 and 2005 were as follows:

Fees ($ millions) (1)	2006	2005

Audit fees	10.7	7.8
Audit-related fees (2)	0.1	0.2
Tax fees	–	–
All other fees (3)	0.5	1.6

Total	11.3	9.6

(1)	The classification of fees is based on United States Securities and Exchange Commission definitions and applicable Canadian securities laws.
(2)	Audit-related fees for 2006 and 2005 relate to fees paid for accounting advice, specified procedures on our Proxy Circular and translation services.
(3)	All other fees for 2006 relate to fees paid for reviews of compliance with regulatory requirements for financial information, reports on internal controls over services provided by various BMO Financial Group businesses and corporate recovery services that were grandfathered when the Bank’s Auditor Independence Policy came into effect. All other fees for 2005 relate to the same services provided in 2006 as well as fees paid for assistance with documentation of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. These documentation services were provided under the direct supervision of BMO management.

BMO Financial Group 189th Annual Report 2006 •  65

Management’s Discussion and Analysis
Enterprise-Wide Risk Management

Robert McGlashan Executive Vice-President and Chief Risk Officer, Enterprise Risk and Portfolio Management, BMO Financial Group

BMO Financial Group has an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. These risks are classified as credit and counterparty, market, liquidity and funding, operational and business risk.
BMO’s risk management framework guides our risk-taking activities and ensures that they are aligned with client needs, shareholder expectations and regulatory requirements. The framework provides for not only the direct management of each individual risk type but also the management of risks on an integrated basis. It consists of comprehensive risk governance, effective processes and models, and qualified risk professionals.
Comprehensive Risk Governance
BMO’s risk governance structure promotes making sound business decisions by balancing risk and reward. It promotes revenue-generating activities consistent with our standards and risk tolerance levels and drives the maximization of long-term shareholder return.

     Our comprehensive risk governance structure (see box below) includes a body of corporate policies approved by the Board of Directors. These, along with subordinate risk management corporate policies, corporate standards and operating procedures, are reviewed on an ongoing basis to ensure that they provide effective and superior governance of our risk-taking activities. In each line of business, management ensures that governance activities, controls and management processes and procedures are consistent with our risk management corporate policies and corporate standards.
     Risk limits, which define BMO’s risk tolerance, are reviewed and approved annually by the Risk Review Committee of the Board for:
•	credit and counterparty risk – limits on country, industry, portfolio/product segments, group and single-name exposures;

•	market risk – limits on Market Value Exposure (MVE), Earnings Volatility (EV) and stress testing exposures; and

•	liquidity and funding risk – limits on minimum levels of liquid assets, liability diversification, credit and liquidity commitments, asset pledging and cash flow mismatches.
These risk limits generally encompass both on and off-balance sheet arrangements.
     Individual governance committees further establish and monitor comprehensive risk management limits consistent with and subordinate to the Board-approved limits. Loss limits are also in place, providing an early warning mechanism to effectively address potential loss situations.
Effective Processes and Models
Rigorous processes, periodically reviewed by Corporate Audit Division, are used across BMO to:
•	develop policies and limits for approval by senior management and the appropriate governance committees;

•	monitor compliance with policies and limits;

•	maintain contingency plans;

•	track variables for changing risk conditions; and

•	provide timely reports to senior management and the appropriate governance committees.

Risk Review Committee of the Board of Directors (RRC) assists the Board in fulfilling its oversight responsibilities in relation to BMO’s identification and management of risk, adherence to internal risk management policies and procedures, and compliance with risk-related regulatory requirements.
The President and Chief Executive Officer (CEO) is directly accountable to the Board for all of BMO’s risk-taking activities. Risk Management Committee and its sub-committees as well as Enterprise Risk and Portfolio Management support the CEO.
Risk Management Committee (RMC), BMO’s senior risk committee, reviews and discusses significant risk issues and action plans that arise in executing the organization’s strategy. RMC ensures that risk oversight and governance occur at the highest levels of management.
RMC Sub-committees have oversight responsibility for management strategy, governance, risk measurement and contingency planning. RMC and its sub-committees ensure that the risks incurred across the organization are consistent with strategy and are identified, measured, monitored and reported in accordance with policy and within delegated limits.
Enterprise Risk and Portfolio Management (ER&PM) encompasses credit adjudication and oversight as well as the management and oversight of the operational and market risk functions. It ensures consistency of risk management practices and standards throughout the enterprise. ER&PM facilitates a disciplined approach to risk-taking through the execution of transactional and portfolio management, policy formulation, risk reporting, modelling, vetting and risk education responsibilities. This ensures corporate objectives are met while risks taken are consistent with BMO’s risk tolerance.

66 • BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis
Models used range from the very simple to those that value complex transactions or involve sophisticated portfolio and capital management methodologies. These models are used to guide strategic decisions and to assist in making daily lending, trading, underwriting, funding, investment and operational decisions. Models have also been developed to measure exposure to specific risks and to measure total risk on an integrated basis, using capital at risk (CaR). We have strong controls over the development, implementation and application of these models, which are subject to a periodic independent model risk vetting process.
     BMO also utilizes various processes and models within risk types to:
•	assess the correlation of credit risks before authorizing new exposures;
•	measure and value portfolio exposures and calculate related market risk exposure;
•	measure the operational and business risk for each line of business; and
•	estimate liquidity and funding risk based on expected and stressed operating conditions.
Qualified Risk Professionals
Sound enterprise-wide risk management relies upon the competence and experience of our risk professionals to:
•	promote a culture that places high value on disciplined and effective risk management processes and controls;
•	ensure adherence to established risk management standards for the evaluation and acceptance of risk; and
•	apply sound business judgment, using effective business models in decision-making.
To enhance existing risk management capabilities, managers and lenders are offered a progressive curriculum of credit risk courses by BMO’s Institute for Learning. These courses, together with defined job exposures, provide training and practice in sound credit risk management as a prerequisite to the granting of appropriate discretionary lending limits to qualified professionals.
Integrated Risk Management
The management of risk is integrated with our strategy and management of capital. This ensures that risks incurred in pursuit of BMO’s strategic objectives are consistent with desired total shareholder return as well as BMO’s desired credit rating and risk tolerance.
BMO’s risk management is supported by the Initiative Decisioning Process model, which ensures that changes to the organization’s risk profile associated with new business initiatives are correctly identified and receive appropriate approvals prior to acceptance or implementation. Risk management is also supported by processes that use economic capital measures, stress testing and scenario analysis to assess the relative magnitude of risks taken and the distribution of those risks across the organization’s activities.

     CaR provides a single enterprise-wide measure of risk that can be compared across business activities and risk types. It is the foundation for risk-based capital management and permits the cost of capital to be charged to the lines of business. CaR indicates, in terms of capital, the likely magnitude of economic losses that could occur if adverse situations arise and allows returns to be adjusted for risks. CaR is calculated for various types of risk – Credit, Market (trading and non-trading), Operational and Business – where measures are based on a time horizon of one year.
     Beginning in fiscal 2005, the Basel II Standardized Approach for operational risk capital has been included in the internal economic capital measure. Furthermore, during fiscal 2006, CaR for Business Risk due to operational failures was reclassified to the Business Risk category from Operational Risk to align with Basel II standard measures of Operational Risk.
Stress testing and scenario analysis assist in measuring the impact on our operations of extreme but plausible operational, political, economic and market events. Scenarios designed in collaboration with our economists, equity research and business units are based on historical or hypothetical events, a combination thereof, or significant economic developments such as a rapid increase in the value of the Canadian dollar, a real estate downturn or higher energy costs. These tests and analyses are then applied to all significant and relevant risk-taking portfolios across the organization.
     We also conduct ongoing cross-business and wholesale (Corporate and Commercial) stress testing and scenario analysis designed to stress BMO’s credit exposures to a specific industry or to several industries that are highly correlated. These tests attempt to gauge the effect of various scenarios on default probabilities and loss rates in the portfolio under review. This provides senior management with significant insight into the sensitivity of our exposures to underlying risk characteristics of the industries under review.
Basel II (International Convergence of Capital Measurement
and Capital Standards: A Revised Framework)
The final Basel II Framework was issued by the Basel Committee on Banking Supervision (BCBS) in June 2004. The Framework was developed to strengthen the soundness and stability of the international banking system, promote the adoption of stronger risk management practices and develop more risk-sensitive capital requirements. The Framework allows banks to choose from several increasingly risk-sensitive approaches to the calculation of credit and operational risk regulatory capital requirements and promotes the use of a bank’s own internal estimates. In July 2005, the BCBS issued a follow-up paper, “The Application of Basel II to Trading Activities and the Treatment of Double Default Effects.”

BMO Financial Group 189th Annual Report 2006 •  67

Management’s Discussion and Analysis
     OSFI’s implementation date for Basel II is November 1, 2007. In this regard, OSFI has issued a Draft Revised Capital Adequacy Requirements Guideline that incorporates the Framework’s principles.
     BMO is implementing Basel II in accordance with OSFI’s guidance and timelines. We are implementing an Advanced Internal Ratings-Based Approach for credit risk regulatory capital calculations and the Standardized Approach for operational risk capital calculations. BMO has an integrated enterprise-wide program for managing the implementation of Basel II. Leadership and oversight are provided by an Executive Steering Committee.
     BMO views Basel II as an important step in the alignment of regulatory and economic capital requirements.

Credit and Counterparty Risk
BMO incurs credit and counterparty risk primarily in its lending activities, including the sale of Treasury and other capital markets products and, to a lesser extent, in its holding of investment securities. Effective credit risk management begins with BMO’s experienced and skilled professional lending and credit risk officers, who together operate in a dual control structure to authorize transactions that expose us to credit risk. These individuals are subject to a rigorous lender qualification process, and operate in a disciplined environment with clear delegation of decision-making authority, including individually delegated lending limits. Credit decision-making is conducted at the management level appropriate to the size and risk of each transaction in accordance with comprehensive corporate policies, standards and procedures governing the conduct of credit risk activities.
     Operating practices include the ongoing monitoring of credit risk exposures and regular portfolio and sector reporting to the Board and senior management committees. Performing accounts are reviewed on a regular basis, with most commercial and corporate accounts reviewed at least annually. The frequency of reviews is increased in accordance with the likelihood and size of potential credit losses, with deteriorating higher-risk situations referred to specialized account management groups for closer attention where appropriate. Corporate Audit Division reviews management processes and controls and samples credit transactions for adherence to credit terms and conditions. In addition, BMO carries out regular portfolio sector reviews, including stress testing and scenario analysis based on current, emerging or prospective risks.
     For the consumer and small business portfolios, credit risk models and decision systems are developed using established statistical techniques and expert systems for underwriting and monitoring purposes. Adjudication models, behavioural scorecards, decision trees and expert knowledge are combined to produce optimal credit decisions in an automated environment. The characteristics of both the borrower and the loan, along with past portfolio experience, are used to predict the credit performance of new accounts. Past performance is also used, as appropriate, to predict the likely future behaviour of existing accounts for ongoing credit risk management.
     For the commercial and corporate portfolios, BMO utilizes an enterprise-wide risk rating framework that applies to all our sovereign, bank, corporate and commercial counterparties. This framework is consistent with the principles of Basel II, under which future minimum regulatory capital requirements for credit risk will be determined. One key element of this framework is the assignment of appropriate borrower risk ratings to help quantify potential credit risk.
     Under BMO’s risk rating framework, a counterparty’s risk rating is assessed using methodologies and rating criteria tailored to the specific risk characteristics of the counterparty, and the resulting rating is then mapped to a predetermined default probability over a one-year time horizon. As counterparties migrate between risk ratings,

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. This is the most significant measurable risk that BMO faces.
their probability of default changes. Losses are estimated based on the expected proportion of the exposure that will be lost if a counterparty default occurs, through an analysis of transaction-specific factors such as the nature and terms of the loan, collateral held and the seniority of our claim. For large corporate transactions, we also utilize expected loss models to assess the extent and correlation of risks before authorizing new exposures. Portfolio diversification is shown in the graph on page 57.
     We also employ a disciplined approach to provisioning and loan loss evaluation, with prompt identification of problem loans being a key risk management objective. BMO maintains both specific and general allowances for credit losses. Specific allowances reduce the aggregate carrying value of credit assets where there is evidence of deterioration in credit quality. The general allowance is maintained to absorb estimated credit losses in the existing portfolios for which specific provisions cannot yet be identified. The sum of these allowances must always be sufficient to reduce the book value of credit assets to their estimated realizable value.
     BMO uses credit derivative products to enhance the management of its portfolio of credit risk assets, in particular its corporate loan book. In 2006, we were again active in the use of single-name credit default swaps to mitigate the credit risk related to specific client credit exposures, and we used structured credit default swaps to mitigate identified sectoral risk concentrations. BMO does not actively use credit derivative swaps to provide credit protection to other lenders.
     BMO’s credit risk governance policies ensure that an acceptable level of diversification is maintained at all times. At year-end, our credit assets consisted of a well-diversified portfolio comprised of millions of clients, the majority of them consumers and small to medium-sized businesses.
     Our credit risk management processes are both well-established and effective: In 14 of the past 15 years, BMO’s specific credit losses relative to loans and acceptances, including securities borrowed or purchased under resale agreements, were lower than the average of our Canadian peer group. Over this 15-year period, BMO’s average loss rate was 34 basis points, compared with an average of 56 basis points for our largest peers. These favourable results were achieved in consumer loans, as well as corporate and commercial loans.
     Provisions for credit losses are discussed on page 39. Note 4 on page 100 of the financial statements and Tables 11 to 19 on pages 84 to 87 provide details of BMO’s loan portfolio, impaired loans and provisions and allowances for credit losses.

68 • BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis
Market Risk
BMO incurs market risk in its trading and underwriting activities and structural banking activities.
     As part of our enterprise-wide risk management framework, we employ comprehensive governance and management processes surrounding market risk-taking activities. These include:
•	oversight by senior governance committees, including Market Risk Committee (MRC), Balance Sheet Management Committee (BSMC), RMC and RRC;

•	independent market risk oversight functions;

•	effective processes to measure market risks linked to the allocation of economic capital and the valuation of positions;

•	a well-developed limit-setting and monitoring process;

•	effective controls over processes and models used; and

•	a framework of scenario and stress tests for worst-case events.
BMO’s primary market risk measures are Market Value Exposure (MVE) and Earnings Volatility (EV). The aggregate market value and earnings volatility exposures at October 31, 2006 are summarized in the following table. Total MVE has decreased over the past year largely as a result of lower modelled structural interest rate volatility. Structural interest rate volatility is derived from 10 years of historical data that in fiscal 2006 excludes the high volatility associated with fiscal 1995. Total EV exposure is higher relative to last year largely as a result of increased position-taking activity across a broad range of mark-to-market, trading and underwriting portfolios.
Aggregate MVE and EV for Trading and Underwriting and Structural Positions ($ millions)*

As at October 31, 2006	Market value		12-month
(After-tax Canadian equivalent)	exposure		earnings volatility
	2006	2005	2006	2005

Trading and underwriting	(23.4)	(11.6)	(17.5)	(9.1)
Structural	(267.0)	(326.3)	(24.1)	(28.1)

Total	(290.4)	(337.9)	(41.6)	(37.2)

* Measured at a 99% confidence interval.
Trading and Underwriting Market Risk
BMO’s trading and underwriting activities include portfolios that are marked to market daily, as well as some portfolios (such as money market assets) that are subject to accrual accounting rules under Canadian generally accepted accounting principles. For these activities, Value at Risk (VaR) measures the magnitude of BMO’s market risk.
     We implemented our Comprehensive Value at Risk (Comprehensive Risk) model for market risk management and reporting of exposures in the mark-to-market trading and underwriting portfolios during fiscal 2004. The model better reflects the correlations between the different classes of market risk factors and incorporates methodology improvements for more complex trading products. At year-end, the Comprehensive VaR model had not yet been approved for use in calculating regulatory capital.
     Various VaR models are used to determine market risk capital at risk for each of the lines of business and to determine regulatory capital. For capital calculation purposes, longer holding periods and/or higher confidence levels are used than are employed for day-to-day risk management. Models used to determine EV exposures are the same as or similar to those used to determine VaR exposures.
     Market risk exposures arising from trading and underwriting activities are summarized in the adjacent table. Trading and underwriting Market Value Exposure has increased year-over-year due to additional longer-term, U.S.-dollar-denominated assets in

Market risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity or commodity prices and their implied volatilities, as well as credit spreads, credit migration and default.

Market Value Exposure (MVE) is a measure of the adverse impact of changes in market parameters on the market value of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period. The holding period considers current market conditions and composition of the portfolios to determine how long it would take to neutralize the market risk without adversely affecting market prices. For trading and underwriting activities, MVE is comprised of VaR and Issuer Risk.
Earnings Volatility (EV) is a measure of the adverse impact of potential changes in market parameters on the projected 12-month after-tax net income of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period.
Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, currency, equity and commodity prices and implied volatilities. This measure calculates the maximum likely loss from portfolios, over an appropriate holding period, measured at a 99% confidence level.
Issuer Risk arises in BMO’s trading and underwriting portfolios, and measures the adverse impact of credit spread, credit migration and default risks on the market value of non-sovereign fixed income instruments and similar securities. Issuer risk is measured at a 99% confidence level over an appropriate holding period.
Total Trading and Underwriting MVE Summary ($ millions)*

For the year ended October 31, 2006
(Pre-tax Canadian equivalent)	Year-end	Average	High	Low

Commodity risk	(8.4)	(5.9)	(13.8)	(1.5)
Equity risk	(9.8)	(4.6)	(10.5)	(2.6)
Foreign exchange risk	(3.3)	(1.4)	(5.1)	(0.1)
Interest rate risk (mark-to-market)	(7.1)	(4.0)	(9.8)	(1.9)
Diversification	10.4	6.7	12.4	3.7

Comprehensive risk	(18.2)	(9.2)	(19.1)	(4.2)
Interest rate risk (accrual)	(12.0)	(10.8)	(34.7)	(5.6)
Issuer risk	(5.8)	(4.7)	(8.3)	(2.8)

Total MVE	(36.0)	(24.7)	(53.3)	(16.2)

For the year ended October 31, 2005
(Pre-tax Canadian equivalent)	Year-end	Average	High	Low

Commodity risk	(3.2)	(4.2)	(13.0)	(1.0)
Equity risk	(3.8)	(4.9)	(7.1)	(2.8)
Foreign exchange risk	(0.4)	(0.6)	(2.2)	(0.1)
Interest rate risk (mark-to-market)	(3.8)	(4.4)	(8.9)	(2.5)
Diversification	5.5	6.6	10.2	3.7

Comprehensive risk	(5.7)	(7.5)	(14.7)	(4.0)
Interest rate risk (accrual)	(8.0)	(8.5)	(12.3)	(5.6)
Issuer risk	(4.1)	(3.9)	(5.6)	(2.7)

Total MVE	(17.8)	(19.9)	(27.4)	(14.1)

* One-day measure using a 99% confidence interval.
the interest rate accrual portfolios, coupled with a general increase in position-taking activities across a broad range of mark-to-market portfolios.

BMO Financial Group 189th Annual Report 2006 •  69

Management’s Discussion and Analysis

There were no losses in fiscal 2006 in the trading and underwriting portfolios that exceeded the overall MVE measure.
We also measure exposure to concentrations of market risk, such as changes in particular interest rates, foreign exchange rates, equity or commodity prices and their related implied volatilities.
     Effective controls over the revaluation of trading and underwriting portfolios and the determination of daily revenue from these activities enable us to monitor the revenue generated by each of the lines of business in relation to their business strategies and their level of market risk.
The distribution of our daily net revenue for the portfolios reflects the broad diversification of risk in our trading activities, designed to reduce the volatility of daily net revenues.
Trading revenues include amounts from all trading and underwriting activities, whether accounted for on a mark-to-market basis or an accrual basis, as well as certain fees and commissions directly related to those activities.
     We monitor the application of our official valuation models to ensure that they are appropriate to the particular product to which they are applied, and we take corrective action, including making adjustments to the determination of net trading revenues, when model limitations are identified.
     We use a variety of methods to ensure the integrity of our risk models, including the application of backtesting against hypothetical losses. This process assumes there are no changes in the previous day’s closing positions. The process then isolates the effects of each day’s price movements against these closing positions. Models are considered to be validated by such testing if, on average, calculated hypothetical losses exceed the MVE measure only one time out of 100. Results of this testing confirm the reliability of our models.
     The models used to measure market risks are effective at measuring risks under normal market conditions. In addition, we perform scenario analysis and stress testing on a daily basis to determine the impact of unusual and/or unexpected market changes on our portfolios. We use a comprehensive set of scenarios and stress tests, and the results are reported to MRC, RMC and RRC on a regular basis.
Structural Market Risk
Structural market risk is comprised of interest rate risk arising from our banking activities (loans and deposits) and foreign exchange risk arising from our foreign currency operations. Structural market risk is managed by BMO’s Corporate Treasury in support of stable, high-quality earnings and maximization of sustainable product spreads.
     Structural interest rate risk arises primarily from interest rate mismatches and embedded options. Interest rate mismatches result from differences in the scheduled maturity or repricing dates of assets, liabilities and off-balance sheet items. Embedded option risk results from product features that allow customers to modify scheduled maturity or repricing dates. Embedded options include loan prepayment and deposit redemption privileges and committed rates on unadvanced mortgages. The net interest rate mismatch, representing residual assets funded by common shareholders’ equity, is managed to a target duration, which is currently between two and three years, while embedded options are managed to low risk levels. The interest rate mismatch is primarily managed with interest rate swaps and securities. Embedded option exposures are managed by purchasing options or through a dynamic hedging process.
     Structural foreign exchange risk arises primarily from translation risk associated with the net investment in our U.S. operations, and from transaction risk associated with our U.S.-dollar-denominated net income. Translation risk is managed by funding our net U.S. investment in U.S. dollars. Transaction risk is managed by entering into foreign exchange forward contract hedges each quarter that are expected to partially offset the effects of Canadian/U.S. dollar exchange rate fluctuations on the quarter’s net income. The impact of exchange rate fluctuations on BMO’s 2006 net income is reviewed on page 35.
     Structural MVE and EV measures both reflect holding periods of between one and three months and incorporate the impact of correlation between market variables. Structural MVE (see page 69) has decreased in fiscal 2006 as a result of lower modelled interest rate volatility. Interest rate volatility is derived from 10 years of historical data that in fiscal 2006 excludes the high volatility associated with fiscal 1995. EV continues to be managed to low levels.
     In addition to MVE and EV, we also use simulations, sensitivity analysis, stress testing and gap analysis to measure and manage interest rate risk. Sensitivity analysis is disclosed in the table on page 71. Gap analysis is disclosed in Note 19 on page 116 of the financial statements.
     Structural interest rate sensitivity to an immediate parallel increase or decrease of 100 and 200 basis points is disclosed in the table on page 71. This sensitivity analysis is performed and disclosed by many financial institutions and facilitates comparison with our peer group.
     Models used to measure structural market risk project how interest rates and foreign exchange rates may change and predict how customers would likely react to the changes. For customer loans and deposits with scheduled maturity and repricing dates

70 • BMO Financial Group 189th Annual Report 2006

Management’s discussion and Analysis

(e.g. mortgages and term deposits), our models measure how customers use embedded options to modify those terms. For customer loans and deposits without scheduled maturity and repricing dates (e.g. credit card loans and chequing accounts), our models impute a maturity profile that considers pricing and volume strategies and is reflective of the associated uncertainties. These models have been developed using statistical analysis and are validated through regular model vetting and backtesting processes and ongoing dialogue with the lines of business. Models used to predict consumer behaviour are also used in support of product pricing and performance measurement.
Structural Interest Rate Sensitivity ($ millions)*

(After-tax Canadian equivalent)	As at October 31, 2006		As at October 31, 2005
	Economic	12-month	Economic	12-month
	value	earnings	value	earnings
	sensitivity	sensitivity	sensitivity	sensitivity

100 basis point increase	(237.4)	10.9	(228.8)	25.1
100 basis point decrease	181.6	(10.5)	191.9	(22.4)

200 basis point increase	(508.0)	12.1	(478.0)	44.1
200 basis point decrease	318.3	(4.1)	347.3	(45.8)

* Exposures are in brackets and benefits are represented by positive amounts.

Liquidity and Funding Risk
Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
     It is BMO’s policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.
     Our liquidity and funding risk management framework includes:
•	oversight by senior governance committees, including the BSMC, RMC and RRC;

•	an independent oversight group within Corporate Treasury;

•	an RRC-approved limit structure to support risk management;

•	effective processes and models to monitor and manage risk;

•	strong controls over processes and models and their uses;

•	a framework of scenario tests for stressed operating conditions; and

•	contingency plans to facilitate managing through a disruption.
Data provided in this section reflect BMO’s consolidated position. BMO subsidiaries include regulated and foreign entities, and therefore movements of funds between companies in the corporate group are subject to the liquidity, funding and capital adequacy considerations of the subsidiaries as well as tax considerations. Such matters do not materially affect BMO’s liquidity and funding.
     BMO’s liquidity and funding position remains sound and there are no trends, demands, commitments, events or uncertainties that are reasonably likely to materially affect the position.
     We actively manage liquidity and funding risk globally by holding liquid assets in excess of an established minimum level at all times. Liquid assets include unencumbered, high credit-quality assets that are marketable, can be pledged as security for borrowings, or mature in a time frame that meets our liquidity and funding requirements. Liquidity and funding requirements consist of expected and potential cash outflows. These arise from obligations to repay deposits that are withdrawn or not renewed, and from the need to fund asset growth, strategic investments, drawdowns on credit and liquidity facilities and purchases of collateral for pledging. Liquidity and funding requirements are assessed under expected and stressed economic, market, political and enterprise-specific environments, which determine the minimum amount of liquid assets to be held at all times.
     Two of the measures we use to evaluate liquidity and funding risk are the liquidity ratio and the core deposit ratio. The liquidity ratio represents the sum of cash resources and securities as a percentage of total assets. This ratio provides an assessment of the extent to which assets can be readily converted into cash or cash substitutes to meet financial commitments, as cash resources and securities are more liquid than loans. BMO’s liquidity ratio at
Liquidity and funding risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.
October 31, 2006 was 27.2%, up from 26.5% at October 31, 2005. The increase in the ratio was primarily attributable to securities growth during the year.
     Cash and securities totalled $87.0 billion at the end of the year, up from $77.8 billion in 2005, while total assets increased $26.1 billion to $320.0 billion.
     Liquidity provided by cash and securities is supplemented by securities purchased under resale agreements, which also can be readily converted into cash or cash substitutes to meet financial commitments. Securities borrowed or purchased under resale agreements totalled $31.4 billion at the end of the year, up from $28.3 billion in 2005.
     In the ordinary course of business, a portion of cash, securities and securities borrowed or purchased under resale agreements is pledged as collateral to support trading activities and participation in clearing and payment systems, in Canada and abroad. At October 31, 2006, $26.3 billion of cash and securities and $25.4 billion of securities borrowed or purchased under resale agreements had been pledged, compared with $27.8 billion and $16.8 billion, respectively, in 2005. These changes were primarily driven by trading activities. In addition, BMO is a party to certain agreements that could require incremental collateral under certain circumstances. These potential incremental collateral requirements are not material. Additional information on cash and securities can be found in Table 5 on page 79 and in Notes 2 and 3 on page 97 of the financial statements.

BMO Financial Group 189th Annual Report 2006 •  71

Management’s Discussion and Analysis

The core deposit ratio represents total deposits less fixed-date deposits greater than 100,000 units of any currency as a percentage of total deposits. This ratio provides an assessment of the stability of BMO’s deposit base, as core deposits are more stable than other deposit sources. Core deposits are comprised of individual customer operating and savings deposits and smaller fixed-date deposits, which generally are less responsive to changes in the market environment than larger institutional deposits. BMO’s core deposit ratio at October 31, 2006 was 48.3%, down from 51.1% in the prior year. The ratio decreased primarily due to an increase in non-core deposits that were raised to support loan and securities growth.
     Core deposits totalled $98.5 billion at the end of the year, down from $99.0 billion in 2005, while total deposits increased $10.1 billion to $203.8 billion.
     Our large base of core deposits, along with our strong capital base, reduces reliance on less stable wholesale funding. Wholesale funding is largely short-term in nature and primarily supports trading and underwriting assets and investment securities. Wholesale funding used to support loans is primarily longer-term to better match the maturity of loans. Our wholesale funding is diversified by customer, type, market, maturity term, currency and geography. Information on deposit maturities can be found in Table 24 on page 89.
     Our liquidity and funding position could potentially be affected by off-balance sheet arrangements and other credit instruments through our obligation to fund drawdowns. These exposures are captured within our risk management framework. Off-balance sheet arrangements are discussed on page 60, and information on other credit instruments can be found in Note 5 on page 102 of the financial statements.

Operational Risk
Operational risk is inherent in all business activities. Operational risk can never be entirely eliminated; however, shareholder value can be preserved and enhanced by managing, mitigating and, in some cases, insuring against operational risk.
     To achieve this goal, we have developed an operational risk framework, which includes identification, measurement, management, monitoring, capital at risk attribution and risk control/ mitigation elements. A variety of underlying processes and controls have been developed as part of this framework. These include risk and control self-assessments, business contingency plans, event management, change management, outsourcing management, and acquisition and integration management.
     BMO’s operational risk governance structure includes the Operational Risk Committee (ORC), a sub-committee of RMC. ORC has oversight responsibility for operational risk strategy and governance. It provides advice and guidance to the lines of business on operational risk assessments, measurement and mitigation, and related monitoring and change initiatives.
     BMO’s intention is to make operational risk, like all other risks, transparent throughout the enterprise. Therefore, this framework includes regular reporting of relevant operational risk management activities and processes to senior line and corporate management, ORC, RMC and the Board of Directors.
     Each line of business is responsible for using the aforementioned framework processes and control programs to

Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events not related to credit, market or liquidity risks.
manage its operational risk within the guidelines established by corporate policy and standards. To ensure that all operational risks to which a line of business is exposed are adequately managed, Corporate Support areas are also involved in the management of risks as appropriate. These include finance, taxation, legal, compliance, privacy, human resources, and systems and information management areas.
     We purchase insurance in such amounts and in such areas as will provide protection against unexpected material loss and where insurance is required by law, regulatory requirement or contractual agreement.
     BMO has adopted an operational risk capital measure consistent with the Basel II Standardized Approach. We continue to improve our measurement capabilities by reviewing internal and external operational loss data and key risk indicators as a means to better understand and measure risk.
     The various processes included in the operational risk framework are at different stages of development. Our approach is to continuously improve each in a way that supports business activities while also meeting external requirements.

Business Risk

Business Risk due to Operational Failure
Business risk due to operational failure, previously reported as a part of operational risk, is the risk of losses or reductions in revenue arising from the indirect effects of operational risks, including reputation risk. During the past year, it was reclassified to the Business Risk category to align operational risk capital measures with the Basel II Standardized Approach. BMO attributes economic capital for this risk to the business units using a scenario-based model and reports this capital as a component of business capital at risk.
Business Risk due to Earnings Volatility
Business risk due to earnings volatility measures the risk that volumes will decrease or margins will shrink with no opportunity being available to offset the revenue declines with a reduction

Business risk is the risk associated with specific business activities of a company, as they might affect the earnings stream of that company. BMO recognizes two distinct types of business risk: business risk due to operational failure and business risk due to earnings volatility.
in costs. BMO faces many risks that are similar to those faced by non-financial firms, principally that our profitability, and hence value, may be eroded by changes in the business environment or by failures of strategy or execution. Sources of these risks include volatile economic market activity, changing client expectations, adverse business developments and relatively ineffective responses to industry changes. Risks to BMO’s margins and volumes are categorized as business risk due to earnings volatility.

72 • BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis

Reputation Risk
BMO’s reputation is one of our most valuable assets. Key to effectively building and maintaining BMO’s reputation is fostering a business culture that:
•	incorporates integrity and ethical conduct as core values; and

•	promotes a conviction that every business decision must reflect the enterprise’s core ethical values.
The potential for damage to our corporate reputation exists in every business decision. Therefore, we believe that active, ongoing and effective management of reputation risk is best conducted through integration of explicit assessments of reputation risk into strategy development, operational implementation and transactional decision-making.

Reputation risk is the risk of negative impacts resulting from the deterioration of BMO’s reputation with key stakeholders. These impacts include revenue loss, reductions in our customer or client base and declines in BMO’s share price.
      Reputation risk is also managed through our corporate governance practices, code of conduct and risk management framework. It is the responsibility of all employees to conduct themselves in accordance with FirstPrinciples, BMO’s code of conduct, and thus build and maintain BMO’s reputation.
      The Legal and Reputation Risk Management Committee considers potential reputation risks to the enterprise, specifically reviewing complex credits and structured financings as required.

Environmental Risk
BMO is committed to the principles of sustainable development and, in particular, to the belief that the quality of our lives improves when economic growth is integrated with respect for the environment.
     BMO continues to work with stakeholders to understand and address environmental issues and challenges, and considers the application of environmental best practices in decision-making policies and processes.
      We implement practices across the enterprise to reduce waste, conserve energy and recycle materials, and take reasonable precautions to ensure that we deal with environmentally responsible clients in the course of our credit-granting activities. Strict procedures exist to ensure environmental risks are identified, reviewed and sufficiently mitigated during the credit adjudication process.

BMO Financial Group 189th Annual Report 2006 •  73

Management’s Discussion and Analysis
Review of Fourth Quarter Performance

Net income in the fourth quarter of 2006 was $696 million, an increase of $32 million or 5% from the fourth quarter a year ago. Results for the fourth quarter and comparative quarters are outlined on page 76.
     Favourable income taxes and low credit losses helped us maintain strong financial performance in spite of our businesses facing a more difficult operating environment. Net income for the quarter was surpassed only by our record performance in the third quarter. Results benefited from a particularly low effective tax rate and the $23 million ($0.04 per share) after-tax effect of a $35 million reduction in the general allowance for credit losses. Results in the fourth quarter of 2005 benefited from the $43 million ($0.09 per share) after-tax net impact of the $49 million ($18 million after tax) gain on the sale of Harrisdirect; the $50 million ($32 million after tax) gain on the sale of TSX common shares; and the $29 million ($19 million after tax) gain on the sale of the Calgary office tower; net of the $40 million ($26 million after tax) increase in customer loyalty card reserves.
     Personal and Commercial Banking net income declined $11 million or 3% from the fourth quarter a year ago to $294 million. P&C Canada net income was unchanged at $271 million. Volume growth was offset by the effects of lower net interest margins and increased expenses. P&C U.S. net income declined $11 million or 28% to $23 million. The weaker U.S. dollar and higher costs associated with the integration of acquisitions and a new technology platform offset revenue growth. Private Client Group net income decreased $22 million or 21%, but increased $12 million or 18% excluding the $49 million ($18 million after tax) gain on the sale of Harrisdirect and the $25 million ($16 million after tax) share of the gain on the sale of TSX common shares in the fourth quarter a year ago. Investment Banking Group net income decreased $40 million or 17%, driven by reduced trading revenues in a weaker capital markets environment, partially offset by a lower effective income tax rate. Prior year results benefited from IBG’s $25 million ($16 million after tax) share of the gain on the sale of TSX common shares. Corporate Services net income increased $105 million, primarily due to a low effective tax rate and reduced provisions for credit losses.
     Revenue for the quarter decreased $156 million or 6% from a year ago to $2,494 million, but decreased $60 million or 2% excluding Harrisdirect, and $21 million or 1% after also excluding the $39 million effect of last year’s gains on the sale of TSX shares and the Calgary office tower, net of the customer loyalty card reserve increase. The weaker U.S. dollar reduced revenue by $30 million or 1%. P&C revenue increased $51 million or 4% to $1,383 million. P&C Canada revenue increased $50 million or 4% to $1,158 million, due to volume growth in personal and commercial products and the 2005 customer loyalty card reserve increase. These factors were partially offset by the effects of lower net interest margin, as mortgages and personal loans were competitively priced, and by lower securitization revenue. P&C U.S. revenue increased $1 million to $225 million. The weaker U.S. dollar reduced P&C U.S. revenue growth by $13 million or 6%. Increased revenues were attributable to strong loan growth, acquisitions and new branches, partially offset by reduced net interest margin. Private Client Group revenue decreased $107 million, but increased $14 million or 3% excluding the operating results of Harrisdirect and last year’s asset sales, and increased $18 million or 4% after also excluding the impact of the weaker U.S. dollar. Higher net interest income and mutual fund revenues were partially offset by lower brokerage fees. Investment Banking Group revenue decreased $73 million or 10%, or $56 million and 8% excluding the impact of the weaker U.S. dollar. There was a sharp decline in trading revenues. The largest contributor was a reduction in commodity derivatives revenues, primarily driven by reduced client activity and declines in market prices and implied volatility in crude oil contracts, as well as our position in natural gas contracts. These factors resulted in a small trading loss in commodity derivatives. Lower equity underwriting, the continuing effect of compressed spreads in interest-rate-sensitive businesses and our strategy of reducing non-core assets also contributed to the decline. The impact of higher corporate banking assets was partially offset by the effect of reduced spreads in the competitive lending environment. There were increases in merger and acquisition fees, lending fees and investment securities gains, excluding the 2005 gain on the sale of the TSX shares.
     Net interest income was $1,248 million, an increase of $24 million or 2% from the fourth quarter of last year. BMO’s average assets grew by $20 billion to $320 billion. Average assets of P&C Canada grew by $7.3 billion due to increases in residential mortgages and personal and commercial loans, in part due to active housing markets and increased business investment. Investment Banking Group’s average assets grew by $14.4 billion due to increases in investment and trading securities, reverse repos and corporate banking assets. Net interest margin was 1.55%, down 7 basis points from a year ago.
     Personal and Commercial Banking net interest margin in the fourth quarter fell 12 basis points from a year ago. Net interest margin was 13 basis points lower in P&C Canada and 7 basis points lower in P&C U.S. The group’s margins were affected by competitive pressures on loan pricing and by loan growth outpacing deposit growth, partially mitigated by pricing decisions on certain deposit categories. Investment Banking Group net interest margin fell 3 basis points due to the continuing effect of compressed spreads in interest-rate-sensitive businesses, our strategy of reducing non-core assets and reduced spreads on corporate loans in the competitive lending environment in the United States, partially offset by higher trading net interest income.
     BMO’s non-interest revenue in the fourth quarter fell $180 million or 13% from the prior year to $1,246 million, but fell $102 million or 8% excluding Harrisdirect. The weaker U.S. dollar reduced non-interest revenue by $16 million or 1%. Non-interest trading revenues were $100 million lower. The largest contributors were reductions in commodity derivatives and interest rate trading revenues. Investment securities gains were $33 million lower as there was a $50 million gain on the sale of TSX common shares in 2005. Other non-interest revenue in the same period in 2005 included the $29 million gain on the sale of the Calgary office tower and the $49 million gain on the sale of Harrisdirect. Card fees were $45 million higher, largely due to the $40 million increase in customer loyalty card reserves last year. Corporate Services securitization revenues were higher, as it recognized $23 million of BMO’s $27 million gain on a $1.5 billion securitization of credit card loans. Mutual fund revenues also grew strongly and lending fees were higher than a year ago.
     Non-interest expense in the fourth quarter of 2006 decreased $13 million or 1% from a year ago to $1,613 million, but increased $47 million or 3% excluding the results of Harrisdirect. The weaker U.S. dollar reduced expenses by $20 million or 1%. P&C Canada expenses rose $26 million or 4% due to the expansion of the retail and commercial sales forces as well as increased initiative and marketing expenditures. P&C U.S. expenses were $15 million or 10% higher than a year ago, due to acquisitions and their integration costs, new branches, expenses associated with volume increases and costs of implementing a new branch technology platform, partially offset by the effects of the weaker U.S. dollar. Private Client Group expenses were $55 million or 14% lower than in 2005, but were $5 million higher excluding the results of Harrisdirect, and $7 million or 2% higher after also excluding the impact of the weaker U.S. dollar. The low rate of growth was due

74 • BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis
to reduced revenue-based costs, in line with lower revenues, and effective cost containment. Investment Banking Group expenses rose $22 million or 6% mainly due to increased performance-based costs. The fourth quarter of 2005 included reductions in performance-based costs to align with the full-year results.
     Provisions for credit losses remained at low levels in the fourth quarter, totalling $16 million, consisting of $51 million of specific provisions and a $35 million reduction in the general allowance. This compared with specific provisions of $57 million a year ago with no decrease in the general allowance. The reduction in the general allowance in the fourth quarter of 2006 was primarily attributable to the $1.5 billion credit card receivables securitization in the quarter.

Quarterly Earnings Trends

Results and statistics for the past eight quarters are outlined on page 76. BMO’s quarterly earnings, revenue and expense are modestly affected by seasonal factors. Since our second fiscal quarter has 89 days (90 days in a leap year) and other quarters have 92 days, second-quarter results are lowered relative to other quarters because there are 3% fewer calendar days, and thus fewer business days. The months of July (third quarter) and August (fourth quarter) are typically characterized by lower levels of capital markets activity, which has an effect on results in Private Client Group and Investment Banking Group. The December holiday season also contributes to a slowdown in some activities; however, credit card purchases are particularly robust in that first-quarter period, as well as in the back-to-school period that falls in our fourth quarter.
     In October 2005, BMO sold its investment in Harrisdirect, which had been contributing approximately $50 million of revenues and expenses each quarter. In addition, results sometimes include certain transactions that affect quarterly earnings and trend analysis. The first quarter of 2005 benefited from the $32 million impact of a recovery of prior years’ income taxes while second quarter results were increased by the $67 million net impact of VIE revenues, a reduction in the general allowance and a recovery of prior years’ income taxes, net of a litigation charge. The fourth quarter of 2005 included the net $43 million benefit of gains on sale of Harrisdirect, TSX common shares and the Calgary office tower, net of the increase in customer loyalty card reserves. Earnings in the third quarter of 2006 were increased by the combined $51 million impact of the MasterCard IPO gain and a recovery of prior years’ income taxes. Fourth quarter net income was raised by the $23 million impact of the reduction in the general allowance and a low tax rate.
     Quarterly specific provisions for credit losses have held relatively firm, as the credit environment has remained stable and favourable for longer than we anticipated. The fourth quarter of 2006 reduction in the general allowance was primarily due to the securitization of credit card loans. We expect that provisions will increase in 2007 as we anticipate higher levels of new specific provisions with some weakening in the credit environment in the latter half of the year. We also expect lower levels of recoveries as our impaired loans are at historic lows.
     The weakening of the U.S. dollar has dampened revenue and expense growth over the past two years but has had a more modest impact on net income, in part due to our practice of hedging our currency exposure, which is explained on page 35.
     The effective income tax rate has trended lower and was a big contributor to Corporate Services and BMO’s earnings in the fourth quarter of 2006. The effective rates over the two years have been affected by recoveries of prior years’ income taxes and, particularly late in 2006, by initiatives and the resolution of certain tax matters. In 2007, we anticipate an effective tax rate of 25% to 28%.
     Net interest margin has trended lower in P&C Canada and P&C U.S., largely due to competitive market conditions, shifts in product mix and loan growth exceeding deposit growth. Investment Banking Group net interest margin has declined primarily because of lower spreads in interest-rate-sensitive businesses and on corporate loans, as well as higher funding costs associated with growth in our commodity derivatives and equity trading businesses. A significant portion of our trading revenues is mark-to-market gains that are recorded in non-interest revenue.
     Personal and Commercial Banking earnings increased steadily in 2005 but although earnings in 2006 were higher, quarterly growth was less consistent. Net interest margins have trended lower over the two years. There was strong volume growth in 2005 and into the first half of 2006 with more moderate growth in the second half of the year. In Canada, aggressive loan pricing, particularly mortgage pricing, and the popularity of our premium rate savings product contributed to volume growth in 2005 and early 2006 as well as lower net interest margins. In the latter half of 2006, we emphasized improved spreads over growth, competing less aggressively in mortgages and maintaining rates on our premium rate savings product despite rising interest rates. This strategy slowed our loan growth and lowered personal deposits and market share. In 2007, we will be focused on achieving an optimal balance between profitable spreads and volume growth. P&C U.S. revenue growth was strong in 2005 and into early 2006, on a U.S. dollar basis. The impact of strong loan growth in the latter half of 2006 was partially offset by lower loan spreads and customers shifting to lower-spread deposits. Expenses increased in the latter half of 2006 in both Canada and the U.S. due to the additions of front-line sales and other staff in P&C Canada and various other initiatives in both countries as set out in the segment discussions.
     Private Client Group’s results benefited from growth in fee-based revenue from managed asset businesses, improved spread on term investment products and continued expense management, while also being subject to the variability of client trading activity. The gains on the sales of Harrisdirect and TSX common shares contributed to the group’s elevated net income in the fourth quarter of 2005. Weaker capital markets conditions in the latter half of 2006 affected brokerage revenues and net income.
     Investment Banking Group includes interest-rate-sensitive businesses and those that are dependent in part on the level of capital markets activity. Results for the first two quarters of 2005 were aided by the income tax recoveries and the revenue recognized on restructuring VIEs. Net income improved in 2006 due to income tax initiatives and particularly strong commodity derivatives trading revenues, which were very strong in the first quarter of 2006 and continued at high, but declining, levels into the third quarter. These trading revenues declined sharply in the fourth quarter, lowering net income, as discussed in the group section.
     Corporate Services net income can be quite variable by quarter, in large part because its results are affected by our expected loss provisioning methodology and by revenues, expenses and income taxes that are not attributed to the operating groups. The high earnings in the fourth quarter of 2006 were attributable to BMO’s low tax rate in the quarter, the reduction in the general allowance for credit losses and a gain recognized on the securitization of credit card loans.

BMO Financial Group 189th Annual Report 2006 • 75

Summarized Statement of Income and Quarterly Financial Measures

	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31
($ millions)	2006	2006	2006	2006	2005	2005	2005	2005	2006	2005	2004

Net interest income (teb)	1,248	1,267	1,143	1,213	1,224	1,244	1,212	1,226	4,871	4,906	4,937
Non-interest revenue	1,246	1,336	1,360	1,299	1,426	1,197	1,216	1,213	5,241	5,052	4,551

Total revenue (teb)	2,494	2,603	2,503	2,512	2,650	2,441	2,428	2,439	10,112	9,958	9,488
Provision for credit losses – specific	51	42	66	52	57	73	46	43	211	219	67
Provision for credit losses – general	(35)	—	—	—	—	—	(40)	—	(35)	(40)	(170)
Non-interest expense	1,613	1,600	1,560	1,580	1,626	1,569	1,570	1,567	6,353	6,332	6,169

Income before provision for income taxes and non-controlling interest in subsidiaries	865	961	877	880	967	799	852	829	3,583	3,447	3,422
Provision for income taxes (teb)	150	232	207	255	287	238	231	237	844	993	1,110
Non-controlling interest in subsidiaries	19	19	19	19	16	14	14	14	76	58	17

Net income	696	710	651	606	664	547	607	578	2,663	2,396	2,295

Amortization of intangible assets, net of income taxes	9	9	9	9	17	17	21	19	36	74	78

Cash net income	705	719	660	615	681	564	628	597	2,699	2,470	2,373

Taxable equivalent basis (teb) adjustment	33	33	30	31	30	30	31	28	127	119	139
Reported revenue per financial statements	2,461	2,570	2,473	2,481	2,620	2,411	2,397	2,411	9,985	9,839	9,349
Operating group net income:
Personal and Commercial Banking	294	376	286	300	305	307	293	294	1,256	1,199	982
Private Client Group	85	85	96	94	107	63	77	73	360	320	227
Investment Banking Group	186	201	245	228	226	184	206	237	860	853	830
Corporate Services, including T&O	131	48	24	(16)	26	(7)	31	(26)	187	24	256

BMO Financial Group net income	696	710	651	606	664	547	607	578	2,663	2,396	2,295

Information per Common Share ($)
Dividends declared	0.62	0.62	0.53	0.49	0.49	0.46	0.46	0.44	2.26	1.85	1.59
Earnings
Basic	1.37	1.41	1.28	1.19	1.31	1.08	1.20	1.14	5.25	4.73	4.51
Diluted	1.35	1.38	1.25	1.17	1.28	1.07	1.17	1.11	5.15	4.63	4.40
Cash earnings
Basic	1.40	1.42	1.30	1.21	1.35	1.12	1.24	1.17	5.33	4.88	4.67
Diluted	1.37	1.40	1.27	1.19	1.32	1.10	1.21	1.15	5.23	4.78	4.55
Book value	28.89	28.21	27.47	26.95	26.48	25.94	25.53	24.85	28.89	26.48	24.20
Market price
High	69.55	65.00	70.18	70.24	62.44	62.05	57.13	58.59	70.24	62.44	59.65
Low	62.50	58.58	63.22	58.86	56.00	55.04	53.05	54.38	56.86	53.05	49.28
Close	69.45	63.95	64.67	68.30	57.81	61.10	56.65	55.28	69.45	57.81	57.55

Financial Measures (%)
Five-year average annual total shareholder return	19.1	12.8	16.4	14.2	13.8	17.4	19.6	21.8	19.1	13.8	18.9
Dividend yield	3.6	3.9	3.3	2.9	3.4	3.0	3.2	3.2	3.3	3.2	2.8
Diluted earnings per share growth	5.5	29.0	6.8	5.4	19.6	(13.7)	2.6	16.8	11.2	5.2	27.9
Diluted cash earnings per share growth	3.8	27.3	5.0	3.5	18.9	(14.1)	3.4	16.2	9.4	5.1	26.7
Return on equity	19.4	20.3	19.3	17.8	20.0	16.8	19.8	18.6	19.2	18.8	19.4
Cash return on equity	19.6	20.6	19.6	18.1	20.6	17.3	20.5	19.2	19.5	19.4	20.0
Net economic profit growth	(1.0)	59.3	—	(4.5)	32.0	(36.3)	(1.2)	23.3	10.3	0.1	58.4
Net income growth	4.8	29.8	7.2	5.0	19.8	(15.5)	2.0	15.7	11.2	4.4	28.9
Revenue growth	(6.1)	6.7	3.1	2.9	16.5	2.1	(0.4)	3.4	1.5	5.2	3.9
Revenue growth (teb)	(5.9)	6.7	3.0	3.0	16.3	2.0	(0.7)	2.9	1.5	5.0	3.7
Net interest margin	1.51	1.56	1.51	1.57	1.58	1.65	1.59	1.64	1.53	1.61	1.82
Net interest margin (teb)	1.55	1.60	1.55	1.61	1.62	1.68	1.64	1.68	1.58	1.65	1.88
Non-interest expense-to-revenue ratio	65.5	62.3	63.1	63.7	62.1	65.1	65.4	65.0	63.6	64.4	66.0
Non-interest expense-to-revenue ratio (teb)	64.6	61.5	62.3	62.9	61.4	64.3	64.6	64.3	62.8	63.6	65.0
Cash non-interest expense-to-revenue ratio (teb)	64.2	61.1	61.9	62.4	60.5	63.4	63.6	63.3	62.4	62.6	63.9
Provision for credit losses as a % of average net loans and acceptances	0.03	0.09	0.14	0.12	0.13	0.17	0.01	0.11	0.09	0.11	(0.07)
Effective tax rate	14.1	21.4	20.9	26.4	27.5	26.9	24.5	26.1	20.7	26.3	29.5
Effective tax rate (teb)	17.4	24.1	23.6	29.0	29.8	29.6	27.3	28.6	23.6	28.8	32.4
Canadian/U.S. dollar average exchange rate ($)	1.115	1.116	1.141	1.156	1.177	1.235	1.234	1.210	1.132	1.214	1.313
Gross impaired loans and acceptances as a % of equity and allowance for credit losses	3.81	3.86	4.58	4.48	4.92	5.93	6.79	7.12	3.81	4.92	7.48
Cash and securities-to-total assets	27.2	25.2	25.0	26.8	26.5	27.0	27.8	25.7	27.2	26.5	26.0
Tier 1 Capital Ratio	10.22	10.07	10.20	10.41	10.30	9.41	9.39	9.76	10.22	10.30	9.84

In the opinion of Bank of Montreal management, information that is derived from unaudited financial information, including information as at and for interim periods, includes all adjustments necessary for a fair presentation of such information. All such adjustments are of a normal and recurring nature. Financial ratios for interim periods are stated on an annualized basis where appropriate, and all growth rates represent year-over-year growth. Ratios, as well as interim operating results, are not necessarily indicative of actual results for the full fiscal year.
76 • BMO Financial Group 189th Annual Report 2006

Management’s Discussion and Analysis
2005 Financial Performance Review

Most of the preceding discussions in the MD&A focused on our performance in 2006. This section provides a summary of our performance in fiscal 2005.
Earnings
Net income increased $101 million or 4.4% to $2,396 million in fiscal 2005 and earnings per share rose $0.23 or 5.2% to a then-record $4.63. The increases were driven by business growth and a lower effective tax rate, partially offset by higher provisions for credit losses. Return on equity was 18.8%, down from 19.4% in 2004 due to a $0.9 billion increase in average common shareholders’ equity.
Revenue
Revenue on a taxable equivalent basis rose $470 million or 5.0% in 2005 to $9,958 million, driven by growth in Personal and Commercial Banking and Private Client Group. The weaker U.S. dollar reduced revenue growth in each of the operating groups and lowered BMO’s overall revenue growth by $213 million or 2.2 percentage points. The incremental effects of acquired businesses in P&C U.S. added $75 million or 0.8 percentage points to revenue growth. The $470 million increase in revenue was due to increased non-interest revenue, as higher net interest income in personal and commercial banking and wealth management was offset by a decline in Investment Banking Group.
Provisions for Credit Losses
Favourable credit conditions continued in 2005, resulting in provisions for credit losses of $179 million, consisting of $219 million of specific provisions, partially offset by a $40 million reduction in the general allowance for credit losses. There was a net recovery of credit losses of $103 million in 2004, reflecting specific provisions of $67 million and a $170 million reduction in the general allowance. New specific provisions were $407 million in 2005, the lowest in more than five years and $103 million lower than in 2004. However, reversals and recoveries in 2005 totalled $188 million, down $255 million from 2004 levels. Lower reversals and recoveries were expected, given reductions in gross impaired loans and new impaired loan formations, which peaked in the 2001-2002 period. Provisions in 2004 were lower than at any other point in the current credit cycle.
Non-Interest Expense
Non-interest expense increased $163 million or 2.6% to $6,332 million. The incremental effects of acquired businesses increased expenses by $51 million (0.8%), while the weaker U.S. dollar reduced costs by $145 million (–2.4%). Higher performance-based compensation costs, associated with increased revenues in Private Client Group and higher fee-based revenues in Investment Banking Group, increased expenses by $124 million (2.0%). Other expenses also increased, reflecting a $25 million litigation charge, higher mutual fund trailer fees, increased marketing costs and higher capital taxes.
Operating Groups Results
Personal and Commercial Banking net income rose to $1,199 million in 2005, up $217 million or 22% from a then-record $982 million in 2004. Revenue increased $339 million or 7% to $5,216 million, while expenses rose $65 million or 2% to $3,142 million.
     P&C Canada net income increased $202 million or 23% to $1,074 million. Results included a $34 million recovery of prior years’ income taxes, which was largely offset by a $40 million ($26 million after tax) reduction in credit card fees associated with refinements to our customer loyalty rewards program reserves in response to rising reward redemption rates. Results in 2004 included a $65 million ($42 million after tax) increase in customer loyalty card reserves. Revenue increased $295 million or 7% to $4,319 million, driven by strong volume growth across most products, while expenses rose $44 million or 2% to $2,483 million due to continued investment in our distribution network.
     P&C U.S. net income increased $15 million or 13% to $125 million. Revenue increased $44 million or 5% to $897 million due to robust consumer and small business loan growth, partially offset by lower net interest margin. Expenses increased $21 million or 3% to $659 million, including $20 million of costs to integrate new businesses and effect the consolidation of 26 community bank charters into a single charter. Acquired businesses contributed $75 million to revenue growth and $51 million to expense growth; however, this effect was substantially offset by the impact of the weaker U.S. dollar, which reduced revenue growth by $73 million and expense growth by $53 million.
     Private Client Group net income reached a then-record $320 million in 2005, an increase of $93 million or 41%. The improvement was driven by strong growth in operating revenues and the effects of ongoing expense management initiatives. Results also reflected a $49 million ($18 million after tax) gain on the sale of Harrisdirect and a $25 million ($16 million after tax) gain on the sale of TSX common shares. Revenue increased $185 million or 10% to $2,036 million. Revenue-generating initiatives and improved market conditions drove higher non-interest revenue, while improved net interest margin on term investment products drove higher net interest income. Revenue included $74 million of gains on asset sales, but the weaker U.S. dollar reduced revenue growth by $47 million. Non-interest expense increased $16 million or 1% to $1,520 million, contrasting favourably with the 11% growth in non-interest revenue (5% growth excluding the gain on asset sales). Expenses in 2004 included $20 million of severance and other business optimization costs. The weaker U.S. dollar reduced expense growth by $39 million.
     Investment Banking Group net income rose $23 million or 3% to a then-record $853 million in 2005. Results included a $44 million ($37 million after tax) gain on restructuring VIEs and a $32 million recovery of prior years’ income taxes. Revenue fell $26 million or 1% to $2,741 million. The improvement in non-interest revenue was more than offset by reduced net interest income, while the weaker U.S. dollar reduced revenue by $110 million. The increase in non-interest revenue was largely attributable to the revenue recognized on restructuring VIEs and significantly higher trading revenues. Commodities trading revenues were up appreciably due to high volatility and active markets, while interest rate trading revenues were also up sharply. Net investment securities gains were comparable to gains in 2004. Net interest income declined due to reduced spreads in our interest-rate-sensitive businesses and higher funding costs in our commodity and equity trading businesses. The provision for credit losses declined $40 million due to lower expected credit losses. Non-interest expense increased $72 million or 5%, due primarily to higher performance-based compensation associated with improved fee-based revenues. The weaker U.S. dollar reduced expenses by $45 million or 3%.
     Corporate Services net income was $24 million, compared with $256 million in 2004. The decline was driven by significantly higher provisions for credit losses, as well as reductions in net gains on investment securities and foreign exchange translation. Results in 2005 included a $29 million ($19 million after tax) gain on the sale of First Canadian Centre in Calgary.

BMO Financial Group 189th Annual Report 2006 • 77

Supplemental Information
Supplemental Information

Table 1 • Shareholder Value

As at or for the year ended October 31	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997

Market Price per Common Share ($)
High	70.24	62.44	59.65	50.26	40.65	44.40	35.80	34.80	43.50	30.80
Low	56.86	53.05	49.28	37.79	31.00	32.75	21.00	24.68	25.88	19.53
Close	69.45	57.81	57.55	49.33	38.10	33.86	35.25	28.33	31.55	30.43

Common Share Dividends
Dividends declared per share ($)	2.26	1.85	1.59	1.34	1.20	1.12	1.00	0.94	0.88	0.82
Dividends paid per share ($)	2.13	1.80	1.50	1.29	1.18	1.09	0.99	0.93	0.88	0.80
Dividend payout ratio (%)	43.0	39.1	35.2	38.2	44.0	40.8	30.2	39.6	37.4	35.0
Dividend yield (%)	3.3	3.2	2.8	2.7	3.1	3.3	2.8	3.3	2.8	2.9

Total Shareholder Return (%)
Five-year average annual return	19.1	13.8	18.9	12.9	7.9	14.3	22.9	22.0	23.3	26.1
One-year return	24.1	3.7	20.0	33.4	16.2	(1.2)	29.0	(7.4)	6.4	55.0

Common Share Information
Number outstanding (in thousands)
End of period	500,726	500,219	500,897	499,632	492,505	489,085	522,584	534,064	528,866	522,873
Average basic	501,257	500,060	501,656	496,208	490,816	511,286	531,318	531,723	525,021	520,819
Average diluted	511,173	510,845	515,045	507,009	499,464	523,561	540,815	542,920	542,181	538,469
Number of shareholder accounts	38,360	40,104	41,438	42,880	44,072	45,190	46,663	49,369	51,387	53,651
Book value per share ($)	28.89	26.48	24.20	22.09	21.07	19.69	19.63	17.44	16.36	14.59
Total market value of shares ($ billions)	34.8	28.9	28.8	24.6	18.8	16.6	18.4	15.1	16.7	15.9
Price-to-earnings multiple (based on diluted EPS)	13.5	12.5	13.1	14.3	14.2	12.7	10.8	12.1	13.8	13.3
Price-to-cash earnings multiple (based on diluted cash EPS)	13.3	12.1	12.6	13.7	13.5	11.8	10.4	11.5	13.0	12.6
Market-to-book value multiple	2.40	2.18	2.38	2.23	1.81	1.72	1.80	1.62	1.93	2.09

Table 2 • Summary Income Statement and Growth Statistics ($ millions, except as noted)

						5-year		10-year
For the year ended October 31	2006	2005	2004	2003	2002	CAGR	(2)	CAGR (2)

Income Statement
Net interest income (teb) (1)	4,871	4,906	4,937	4,929	4,812	1.5		2.9
Non-interest revenue	5,241	5,052	4,551	4,220	3,924	4.4		7.6

Total revenue (teb) (1)	10,112	9,958	9,488	9,149	8,736	2.9		5.1
Provision for credit losses	176	179	(103)	455	820	(29.0)		(2.4)
Non-interest expense	6,353	6,332	6,169	6,087	6,030	2.3		5.0

Income before provision for income taxes and non-controlling interest in subsidiaries	3,583	3,447	3,422	2,607	1,886	11.3		5.8
Income taxes (teb) (1)	844	993	1,110	804	493	6.3		(0.3)
Non-controlling interest in subsidiaries	76	58	17	22	20	32.4		14.2

Net income	2,663	2,396	2,295	1,781	1,373	13.7		9.1

Year-over-year growth (%)	11.2	4.4	28.9	29.7	(2.1)	na		na

Earnings per Share (EPS) ($)
Basic	5.25	4.73	4.51	3.51	2.73	14.0		9.6
Diluted	5.15	4.63	4.40	3.44	2.68	14.1		9.6
Year-over-year growth (%)	11.2	5.2	27.9	28.4	0.8	na		na

Diluted Cash Earnings per Share (Cash EPS) ($)(1)	5.23	4.78	4.55	3.59	2.83	12.8		9.2
Year-over-year growth (%)	9.4	5.1	26.7	26.9	(1.0)	na		na

(1) Refer to the Non-GAAP Measures section on page 34.
(2) Compound annual growth rate (CAGR) expressed as a percentage.
na – not applicable
Throughout this Supplemental Information section, certain amounts for 2005 and 2004 have been restated to reflect changes in accounting policies in 2006. Prior years’ data has not been restated as the changes are not significant.
78 • BMO Financial Group 189th Annual Report 2006

Supplemental Information
Table 3 • Returns on Equity and Assets ($ millions, except as noted)

For the year ended October 31	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997

Net income	2,663	2,396	2,295	1,781	1,373	1,402	1,766	1,290	1,260	1,240
Preferred dividends	30	30	31	38	35	11	10	25	22	18

Net income available to common shareholders	2,633	2,366	2,264	1,743	1,338	1,391	1,756	1,265	1,238	1,222
Average common shareholders’ equity	13,703	12,577	11,696	10,646	9,973	10,100	9,745	8,976	8,128	7,165

Return on equity (%)	19.2	18.8	19.4	16.4	13.4	13.8	18.0	14.1	15.2	17.1
Cash return on equity (%)	19.5	19.4	20.0	17.1	14.2	14.8	18.8	14.8	16.1	18.0
Return on average assets (%)	0.86	0.81	0.87	0.67	0.55	0.58	0.75	0.57	0.55	0.63
Return on average assets available to common shareholders (%)	0.85	0.80	0.86	0.66	0.54	0.57	0.75	0.56	0.54	0.62

Table 4 • Summary Balance Sheet ($ millions)

As at October 31	2006	2005	2004	2003	2002

Assets
Cash resources	19,608	20,721	18,045	19,860	19,305
Securities	67,411	57,034	49,849	54,790	43,715
Net loans and acceptances	190,994	174,337	156,248	146,156	149,596
Other assets	41,965	41,770	36,764	35,688	40,248

Total assets	319,978	293,862	260,906	256,494	252,864

Liabilities and Shareholders’ Equity
Deposits	203,848	193,793	175,190	171,551	161,838
Other liabilities	96,743	82,158	69,005	68,455	74,188
Subordinated debt	2,726	2,469	2,395	2,856	3,794
Preferred share liability	450	450	450	850	850
Capital trust securities	1,150	1,150	1,150	1,150	1,150
Share capital
Preferred	596	596	596	596	667
Common	4,231	4,022	3,857	3,662	3,459
Contributed surplus	49	35	22	3	—
Net unrealized foreign exchange gain (loss)	(789)	(612)	(497)	(195)	419
Retained earnings	10,974	9,801	8,738	7,566	6,499

Total liabilities and shareholders’ equity	319,978	293,862	260,906	256,494	252,864

Average Daily Balances
Net loans and acceptances	185,801	169,523	154,863	150,784	147,443
Assets	309,131	296,502	262,898	263,966	247,990

Table 5 • Liquid Assets($ millions, except as noted)

As at October 31	2006	2005	2004	2003	2002

Canadian Dollar Liquid Assets
Deposits with other banks	3,346	1,855	2,270	1,330	1,892
Other cash resources	551	586	(5)	1,313	2,178
Securities	30,647	28,723	25,383	28,790	23,471

Total Canadian dollar liquid assets	34,544	31,164	27,648	31,433	27,541

U.S. Dollar and Other Currencies Liquid Assets
Deposits with other banks	14,465	17,232	14,256	16,774	14,445
Other cash resources	1,246	1,048	1,524	443	790
Securities	36,764	28,311	24,466	26,000	20,244

Total U.S. dollar and other currencies liquid assets	52,475	46,591	40,246	43,217	35,479

Total Liquid Assets (1)	87,019	77,755	67,894	74,650	63,020
Cash and securities-to-total assets (%)	27.2	26.5	26.0	29.1	24.9
Pledged assets included in total liquid assets (2)	26,299	27,760	18,812	18,698	18,859

(1) Includes liquid assets pledged as security for securities sold but not yet purchased, securities lent or sold under repurchase agreements and other secured liabilities.
(2) Includes reserves or minimum balances which some of our subsidiaries are required to maintain with central banks in their respective countries of operation.
BMO Financial Group 189th Annual Report 2006 • 79

Supplemental Information
Table 6 • Other Statistical Information

As at October 31	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997

Other Information
Employees (1)	34,942	33,785	33,593	33,993	34,568	34,693	33,884	33,464	33,400	34,286
Bank branches	1,182	1,180	1,174	1,142	1,134	1,129	1,135	1,198	1,216	1,246
Automated banking machines (Canada)	1,936	1,952	1,993	2,023	2,000	1,982	1,987	2,039	2,069	2,035

Rates
Average Canadian prime rate (%)	5.57	4.30	4.05	4.69	4.15	6.55	7.05	6.49	6.44	4.80
Average U.S. prime rate (%)	7.76	5.85	4.17	4.17	4.79	7.68	9.18	8.00	8.59	8.51
Canadian/U.S. dollar exchange rates ($)
High	1.20	1.27	1.40	1.59	1.61	1.49	1.44	1.45	1.40	1.33
Low	1.10	1.16	1.22	1.30	1.51	1.59	1.53	1.56	1.58	1.41
Average	1.13	1.21	1.31	1.44	1.57	1.54	1.48	1.50	1.46	1.37
End of period	1.12	1.18	1.22	1.32	1.56	1.59	1.52	1.47	1.54	1.41

(1) Reflects full-time equivalent number of employees, comprising full-time and part-time employees and adjustments for overtime hours.
Table 7 • Revenue and Revenue Growth ($ millions, except as noted)

						5-year	10-year
For the year ended October 31	2006	2005	2004	2003	2002	CAGR	CAGR

Net Interest Income
Net interest income as reported	4,744	4,787	4,798	4,777	4,706	1.6	2.9
Taxable equivalent basis (teb) adjustment	127	119	139	152	106	(2.1)	1.6

Net interest income (teb)	4,871	4,906	4,937	4,929	4,812	1.5	2.9

Year-over-year growth (%)	(0.7)	(0.6)	0.2	2.4	6.3	na	na

Net Interest Margin
Total average assets	309,131	296,502	262,898	263,966	247,990	4.9	6.9
Net interest margin (as reported) (%)	1.53	1.61	1.82	1.81	1.90	na	na
Net interest margin (teb) (%)	1.58	1.65	1.88	1.87	1.94	na	na
Canadian dollar net interest margin (teb) (%)	1.94	1.93	2.17	2.28	2.49	na	na
U.S. dollar and other currencies net interest margin (teb) (%)	0.83	1.10	1.37	1.32	1.37	na	na

Non-Interest Revenue
Securities commissions and fees	1,051	1,092	1,055	894	813	7.2	5.5
Deposit and payment service charges	729	734	746	756	732	1.7	4.4
Trading revenues	633	413	200	275	209	5.2	8.6
Lending fees	337	313	317	293	306	(0.9)	5.6
Card fees	396	334	261	290	260	14.2	5.4
Investment management and custodial fees	298	305	307	303	314	(2.3)	3.0
Mutual fund revenues	499	437	378	321	309	14.7	19.1
Securitization revenues	100	113	177	244	329	(21.2)	un
Underwriting and advisory fees	407	357	343	268	228	11.7	10.8
Investment securities gains (losses)	145	165	175	(41)	(146)	3.2	7.4
Foreign exchange, other than trading	187	180	177	160	151	8.1	4.6
Insurance income	204	162	139	124	105	10.4	16.7
Other revenues	255	447	276	333	314	1.4	21.8

Total non-interest revenue	5,241	5,052	4,551	4,220	3,924	4.4	7.6

Year-over-year growth (%)	3.8	11.0	7.8	7.6	(7.1)	na	na
Non-interest revenue as a % of total revenue (teb)	51.8	50.7	48.0	46.1	44.9	na	na

Total Revenue (as reported)	9,985	9,839	9,349	8,997	8,630	3.0	5.1
Total Revenue (teb)	10,112	9,958	9,488	9,149	8,736	2.9	5.1
Year-over-year growth (teb) (%)	1.5	5.0	3.7	4.7	(0.1)	na	na

un — unavailable
na — not applicable
80 • BMO Financial Group 189th Annual Report 2006

Supplemental Information
Table 8 • Non-Interest Expense and Expense-to-Revenue Ratio ($ millions, except as noted)

						5-year	10-year
For the year ended October 31	2006	2005	2004	2003	2002	CAGR	CAGR

Non-Interest Expense
Employee compensation
Salaries	1,903	1,903	1,901	1,981	2,021	0.2	(1)
Performance-based compensation	1,322	1,277	1,160	1,058	941	6.3	(1)
Employee benefits	599	571	583	539	441	11.0	9.6

Total employee compensation	3,824	3,751	3,644	3,578	3,403	3.5	5.6

Premises and equipment
Rental of real estate	246	198	182	174	179	12.8	5.9
Premises, furniture and fixtures	230	253	263	271	286	(4.4)	0.7
Property taxes	26	45	52	52	52	(12.9)	(4.2)
Computers and equipment	709	768	755	767	763	0.9	7.9

Total premises and equipment	1,211	1,264	1,252	1,264	1,280	1.0	5.2

Other expenses
Communications	131	122	138	162	173	(7.6)	(5.0)
Business and capital taxes	94	107	99	106	77	(1.8)	(2.1)
Professional fees	287	243	262	255	291	(0.1)	5.2
Travel and business development	253	247	239	225	261	0.4	2.4
Other	509	504	431	392	458	3.4	7.3

Total other expenses	1,274	1,223	1,169	1,140	1,260	0.2	2.9

Amortization of intangible assets	44	94	104	105	87	0.5	9.0

Total Non-Interest Expense	6,353	6,332	6,169	6,087	6,030	2.3	5.0

Year-over-year growth (%)	0.3	2.6	1.4	0.9	6.3	na	na
Non-interest expense-to-revenue ratio (%)	62.8	63.6	65.0	66.5	69.0	na	na

Government Levies and Taxes (2)
Government levies other than income taxes
Payroll levies	162	152	163	156	150	1.9	4.1
Property taxes	26	45	52	52	52	(12.9)	(4.2)
Provincial capital taxes	86	100	91	100	69	(1.7)	(0.4)
Business taxes	8	7	8	6	8	(3.3)	(11.3)
Goods and services tax and sales tax	128	127	149	158	142	0.3	2.4

Total government levies other than income taxes	410	431	463	472	421	(0.9)	1.2

Provision for income taxes reported in:
Statement of income (3)	717	874	971	652	387	8.4	(0.6)
Statement of retained earnings	156	101	246	601	77	nm	nm

Total income taxes	873	975	1,217	1,253	464	47.8	1.3

Total Government Levies and Taxes	1,283	1,406	1,680	1,725	885	18.4	1.3

Total government levies and taxes as a % of net income before taxes and government levies	33.9	38.0	45.0	59.4	40.6	na	na
Effective income tax rate (teb)	23.6	28.8	32.4	30.8	26.2	na	na

(1) Salaries and performance-based compensation were not separately reported in 1996. Together, they have increased at a 10-year compound annual growth rate of 5.0%.
(2) Government levies are included in various non-interest expense categories.
(3) On a taxable equivalent basis the provision for income taxes was $844 million in 2006 and $993 million in 2005. See Non-GAAP measures on page 34.
na — not applicable
nm — not meaningful
BMO Financial Group 189th Annual Report 2006 • 81

Supplemental Information
Table 9 • Average Assets, Liabilities and Interest Rates (teb) ($ millions, except as noted)

	2006			2005			2004
		Average	Interest		Average	Interest		Average	Interest
	Average	interest	income/	Average	interest	income/	Average	interest	income/
For the year ended October 31	balances	rate (%)	expense	balances	rate (%)	expense	balances	rate (%)	expense

Assets

Canadian Dollar
Deposits with other banks	3,035	3.86	117	1,907	2.67	51	1,682	2.50	42
Securities	30,819	3.57	1,101	29,638	3.83	1,136	28,550	3.15	898
Loans
Residential mortgages	56,556	4.95	2,802	51,954	4.58	2,379	48,592	4.90	2,380
Non-residential mortgages	2,618	5.92	155	2,483	5.80	144	2,439	6.27	153
Consumer instalment and other personal	19,305	6.34	1,224	17,494	5.49	960	15,863	5.34	847
Credit cards	4,591	11.20	514	4,244	10.79	458	3,288	10.61	349
Businesses and governments (1)	46,305	4.57	2,118	43,248	3.63	1,570	33,002	4.02	1,326

Total loans	129,375	5.27	6,813	119,423	4.61	5,511	103,184	4.90	5,055

Other non-interest bearing assets	44,016			46,615			32,793

Total Canadian dollar	207,245	3.88	8,031	197,583	3.39	6,698	166,209	3.61	5,995

U.S. Dollar and Other Currencies
Deposits with other banks	16,378	3.98	652	16,555	3.35	555	17,408	2.27	396
Securities	30,077	3.94	1,184	28,789	2.82	813	26,070	2.75	716
Loans
Residential mortgages	6,259	4.89	306	6,092	4.65	283	5,848	4.55	266
Non-residential mortgages	2,708	6.31	171	2,521	5.91	149	2,158	5.65	122
Consumer instalment and other personal	9,522	5.90	562	8,679	4.87	423	7,352	4.45	327
Credit cards	36	2.78	1	21	4.76	1	24	4.17	1
Businesses and governments (1)	31,065	6.86	2,132	27,277	4.99	1,362	30,781	3.16	973

Total loans	49,590	6.40	3,172	44,590	4.97	2,218	46,163	3.66	1,689

Other non-interest bearing assets	5,841			8,985			7,048

Total U.S. dollar and other currencies	101,886	4.92	5,008	98,919	3.63	3,586	96,689	2.90	2,801

Total All Currencies
Total assets and interest income	309,131	4.22	13,039	296,502	3.47	10,284	262,898	3.35	8,796

Liabilities

Canadian Dollar
Deposits
Banks	2,965	2.83	84	2,753	2.00	55	1,737	1.73	30
Businesses and governments	56,168	2.27	1,274	49,975	1.05	524	45,200	0.83	376
Individuals	58,184	2.27	1,319	57,471	2.07	1,192	56,783	2.18	1,238

Total deposits	117,317	2.28	2,677	110,199	1.61	1,771	103,720	1.59	1,644
Subordinated debt and other interest bearing liabilities	35,090	3.80	1,333	32,434	3.42	1,110	19,599	3.98	780
Other non-interest bearing liabilities	40,900			42,173			30,179

Total Canadian dollar	193,307	2.07	4,010	184,806	1.56	2,881	153,498	1.58	2,424

U.S. Dollar and Other Currencies
Deposits
Banks	23,028	4.48	1,031	21,974	2.93	644	22,539	1.53	345
Businesses and governments	39,629	4.03	1,596	36,365	2.71	984	33,353	1.67	556
Individuals	17,245	2.55	439	18,149	1.68	304	18,328	1.09	199

Total deposits	79,902	3.84	3,066	76,488	2.53	1,932	74,220	1.48	1,100
Subordinated debt and other interest bearing liabilities	18,062	6.05	1,092	16,316	3.46	565	19,042	1.76	335
Other non-interest bearing liabilities	3,582			5,747			3,849

Total U.S. dollar and other currencies	101,546	4.10	4,158	98,551	2.53	2,497	97,111	1.48	1,435

Total All Currencies
Total liabilities and interest expense	294,853	2.77	8,168	283,357	1.90	5,378	250,609	1.54	3,859
Shareholders’ equity	14,278			13,145			12,289

Total Liabilities, Interest Expense and Shareholders’ Equity	309,131	2.64	8,168	296,502	1.81	5,378	262,898	1.47	3,859

Net interest margin and net interest income		1.58	4,871		1.65	4,906		1.88	4,937

(1) Includes securities purchased under resale agreements.
82  •  BMO Financial Group 189th Annual Report 2006

Supplemental Information
Table 10 • Volume/Rate Analysis of Changes in Net Interest Income (teb) ($ millions)

	2006/2005			2005/2004
	Increase (decrease) due to change in			Increase (decrease) due to change in
	Average	Average		Average	Average
For the year ended October 31	balance	rate	Total	balance	rate	Total

Assets

Canadian Dollar
Deposits with other banks	30	36	66	6	3	9
Securities	45	(80)	(35)	34	204	238
Loans
Residential mortgages	211	212	423	165	(166)	(1)
Non-residential mortgages	8	3	11	3	(12)	(9)
Consumer instalment and other personal	99	165	264	87	26	113
Credit cards	37	19	56	101	8	109
Businesses and governments	111	437	548	412	(168)	244

Total loans	466	836	1,302	768	(312)	456

Other non-interest bearing assets	–	–	–	–	–	–

Change in Canadian dollar interest income	541	792	1,333	808	(105)	703

U.S. Dollar and Other Currencies
Deposits with other banks	(6)	103	97	(19)	178	159
Securities	36	335	371	75	22	97
Loans
Residential mortgages	8	15	23	11	6	17
Non-residential mortgages	11	11	22	21	6	27
Consumer instalment and other personal	41	98	139	59	37	96
Credit cards	1	(1)	–	–	–	–
Businesses and governments	189	581	770	(111)	500	389

Total loans	250	704	954	(20)	549	529

Other non-interest bearing assets	–	–	–	–	–	–

Change in U.S. dollar and other currencies interest income	280	1,142	1,422	36	749	785

Total All Currencies
Change in total interest income (a)	821	1,934	2,755	844	644	1,488

Liabilities

Canadian Dollar
Deposits
Banks	4	25	29	18	7	25
Businesses and governments	65	685	750	40	108	148
Individuals	15	112	127	15	(61)	(46)

Total deposits	84	822	906	73	54	127
Subordinated debt and other interest bearing liabilities	91	132	223	511	(181)	330
Other non-interest bearing liabilities	–	–	–	–	–	–

Change in Canadian dollar interest expense	175	954	1,129	584	(127)	457

U.S. Dollar and Other Currencies
Deposits
Banks	31	356	387	(9)	308	299
Businesses and governments	88	524	612	50	378	428
Individuals	(15)	150	135	(2)	107	105

Total deposits	104	1,030	1,134	39	793	832
Other interest bearing liabilities	60	467	527	(48)	278	230
Other non-interest bearing liabilities	–	–	–	–	–	–

Change in U.S. dollar and other currencies interest expense	164	1,497	1,661	(9)	1,071	1,062

Total All Currencies
Change in total interest expense (b)	339	2,451	2,790	575	944	1,519

Change in total net interest income (a – b)	482	(517)	(35)	269	(300)	(31)

BMO Financial Group 189th Annual Report 2006 • 83

Supplemental Information
Table 11 • Net Loans and Acceptances – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries					Total
As at October 31	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002

Consumer
Residential mortgages (1)	53,922	51,481	47,533	43,533	38,865	6,425	6,274	5,728	5,307	5,469	–	–	–	–	–	60,347	57,755	53,261	48,840	44,334
Cards	3,631	4,648	3,698	2,963	2,275	–	–	4	4	5	–	–	–	–	–	3,631	4,648	3,702	2,967	2,280
Consumer instalment and other personal loans	20,482	18,683	16,971	15,589	14,950	9,935	9,245	7,914	6,512	6,214	–	–	–	–	–	30,417	27,928	24,885	22,101	21,164

Total consumer	78,035	74,812	68,202	62,085	56,090	16,360	15,519	13,646	11,823	11,688	–	–	–	–	–	94,395	90,331	81,848	73,908	67,778

Commercial and corporate
Commercial and corporate, excluding securities borrowed or purchased under resale agreements	42,453	37,097	35,300	33,844	34,012	21,024	17,600	15,778	16,719	21,994	2,598	1,988	1,723	1,867	3,035	66,075	56,685	52,801	52,430	59,041
Securities borrowed or purchased under resale agreements	18,639	16,178	13,233	6,288	8,491	12,790	12,102	9,376	14,710	15,466	–	–	–	–	–	31,429	28,280	22,609	20,998	23,957

Total commercial and corporate	61,092	53,275	48,533	40,132	42,503	33,814	29,702	25,154	31,429	37,460	2,598	1,988	1,723	1,867	3,035	97,504	84,965	75,410	73,428	82,998

Total loans and acceptances, net of specific allowances	139,127	128,087	116,735	102,217	98,593	50,174	45,221	38,800	43,252	49,148	2,598	1,988	1,723	1,867	3,035	191,899	175,296	157,258	147,336	150,776
General allowance	(555)	(590)	(630)	(800)	(800)	(350)	(369)	(380)	(380)	(380)	–	–	–	(–)	(–)	(905)	(959)	(1,010)	(1,180)	(1,180)

Total net loans and acceptances	138,572	127,497	116,105	101,417	97,793	49,824	44,852	38,420	42,872	48,768	2,598	1,988	1,723	1,867	3,035	190,994	174,337	156,248	146,156	149,596

Table 12 • Net Impaired Loans and Acceptances – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries							Total
As at October 31	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002

Consumer
Residential mortgages	110	87	120	137	119	–	–	–	–	–	–	–	–	–	–	110	87	120	137	119
Consumer instalment and other personal loans	42	33	30	39	39	5	5	5	5	10	–	–	–	–	–	47	38	35	44	49

Total consumer	152	120	150	176	158	5	5	5	5	10	–	–	–	–	–	157	125	155	181	168
Commercial and corporate	143	166	183	219	378	202	326	421	766	872	11	18	62	147	150	356	510	666	1,132	1,400

Total impaired loans and acceptances, net of specific allowances for credit losses	295	286	333	395	536	207	331	426	771	882	11	18	62	147	150	513	635	821	1,313	1,568
General allowance	(555)	(590)	(630)	(800)	(800)	(350)	(369)	(380)	(380)	(380)	–	–	–	–	–	(905)	(959)	(1,010)	(1,180)	(1,180)

Total net impaired loans and acceptances (NIL)	(260)	(304)	(297)	(405)	(264)	(143)	(38)	46	391	502	11	18	62	147	150	(392)	(324)	(189)	133	388

Condition Ratios
Gross impaired loans and acceptances as a % of equity and allowance for credit losses	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un	3.81	4.92	7.48	13.91	17.42
NIL as a % of net loans and acceptances (2)	(0.19)	(0.24)	(0.26)	(0.40)	(0.27)	(0.29)	(0.08)	0.12	0.91	1.03	0.42	0.91	3.60	7.87	4.94	(0.21)	(0.19)	(0.12)	0.09	0.26
NIL as a % of net loans and acceptances (2)
To consumer	0.19	0.16	0.22	0.28	0.28	0.03	0.03	0.04	0.04	0.09	–	–	–	–	–	0.17	0.14	0.19	0.24	0.25
To commercial and corporate, excluding securities borrowed or purchased under resale agreements	0.34	0.45	0.52	0.65	1.11	0.96	1.85	2.67	4.58	3.96	0.42	0.91	3.60	7.87	4.94	0.54	0.90	1.26	2.16	2.37

(1) (2)	Excludes residential mortgages classified as commercial corporate loans (2006 – $2.9 billion, 2005 – $3.1 billion, 2004 – $3.2 billion, 2003 – $3.3 billion, 2002 – $3.2 billion).
Aggregate balances are net of specific and general allowances; the consumer, commercial and corporate categories are stated net of specific allowances only.	(3) (4)	Includes amounts returning to performing status, sales, repayments, the impact of foreign exchange, and offsets for consumer write-offs that are not recognized as formations.
Excludes ACL for off-balance sheet exposure of $6 million in 2003.
un – unavailable, as equity is not allocated on a country of risk basis
84  •  BMO Financial Group 189th Annual Report 2006

Supplemental Information
Table 13 • Net Loans and Acceptances – Segmented Information ($ millions)

As at October 31	2006	2005	2004	2003	2002

Net Loans and Acceptances by Province
Atlantic provinces	6,069	5,839	5,934	6,097	5,767
Quebec	16,459	16,695	15,707	15,163	14,409
Ontario	79,535	72,314	63,509	51,650	51,045
Prairie provinces	19,278	16,829	16,094	13,678	12,772
British Columbia and territories	17,786	16,410	15,491	15,629	14,600

Total net loans and acceptances in Canada	139,127	128,087	116,735	102,217	98,593

Net Commercial and Corporate Loans by Industry, excluding Securities Borrowed or Purchased under Resale Agreements
Commercial mortgages	8,505	8,246	7,954	7,684	7,591
Commercial real estate	5,830	4,242	3,517	3,294	3,592
Construction (non-real estate)	1,102	936	939	1,009	722
Retail trade	3,842	3,494	3,242	3,276	3,039
Wholesale trade	3,025	2,804	2,558	2,735	2,884
Agriculture	3,211	2,842	2,536	2,597	2,693
Communications	1,547	1,179	1,415	1,742	2,724
Manufacturing	7,733	6,977	6,495	7,499	8,467
Mining	510	375	290	430	581
Oil and gas	5,230	2,829	2,863	1,913	3,611
Transportation	1,322	932	951	1,143	1,303
Utilities	985	916	771	937	1,418
Forest products	692	644	544	698	981
Service industries	6,904	7,043	6,451	6,225	6,680
Financial institutions	9,595	6,348	5,875	6,252	8,779
Other	6,042	6,878	6,400	4,996	3,976

	66,075	56,685	52,801	52,430	59,041

Table 14 • Net Impaired Loans and Acceptances – Segmented Information ($ millions)

As at October 31	2006	2005	2004	2003	2002

Net Impaired Commercial and Corporate Loans
Commercial mortgages	31	36	32	46	25
Commercial real estate	8	22	36	17	16
Construction (non-real estate)	7	7	17	27	3
Retail trade	21	39	37	10	51
Wholesale trade	18	24	19	104	77
Agriculture	22	15	18	17	24
Communications	88	116	149	202	429
Manufacturing	98	117	123	228	273
Mining	–	–	–	63	9
Oil and gas	1	1	–	–	71
Transportation	8	18	28	29	130
Utilities	–	24	75	252	162
Forest products	4	5	5	32	23
Service industries	36	54	68	71	63
Financial institutions	4	11	23	34	14
Other	10	21	36	–	30

	356	510	666	1,132	1,400

Table 15 • Changes in Impaired Loans and Allowances for Credit Losses ($ millions)

As at October 31	2006	2005	2004	2003	2002

Gross impaired loans and acceptances, beginning of year	804	1,119	1,918	2,337	2,014
Additions to impaired loans and acceptances	420	423	607	1,303	1,945
Reductions in impaired loans and acceptances (3)	(220)	(319)	(936)	(1,156)	(738)
Write-offs	(338)	(419)	(470)	(566)	(884)

Gross Impaired Loans and Acceptances, End of Year	666	804	1,119	1,918	2,337

Allowances for Credit Losses (ACL), beginning of year	1,128	1,308	1,785	1,949	1,949
Increases – specific allowance	322	290	163	402	884
Increases (decreases) – general allowance	(54)	(51)	(170)	–	–
Write-offs	(338)	(419)	(470)	(566)	(884)

Allowances for Credit Losses (4), End of Year	1,058	1,128	1,308	1,785	1,949

BMO Financial Group 189th Annual Report 2006 •  85

Supplemental Information
Table 16 • Changes in Allowance for Credit Losses – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries					Total
As at October 31	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002

Allowance for credit losses (ACL), beginning of year	687	762	1,013	1,200	1,266	435	514	661	700	646	6	32	117	49	37	1,128	1,308	1,791	1,949	1,949
Provision for credit losses	181	192	(1)	211	561	(3)	14	(46)	211	255	(2)	(27)	(56)	33	4	176	179	(103)	455	820
Transfer of allowance	–	–	–	(70)	(231)	–	–	–	5	225	–	–	–	65	6	–	–	–	–	–
Recoveries	47	37	35	28	28	65	30	94	60	39	–	–	2	–	1	112	67	131	88	68
Write-offs	(263)	(303)	(283)	(341)	(419)	(75)	(116)	(157)	(211)	(465)	–	–	(30)	(14)	–	(338)	(419)	(470)	(566)	(884)
Other, including foreign exchange rate changes	(1)	(1)	(2)	(15)	(5)	(19)	(7)	(38)	(104)	–	–	1	(1)	(16)	1	(20)	(7)	(41)	(135)	(4)

Allowance for credit losses, end of year	651	687	762	1,013	1,200	403	435	514	661	700	4	6	32	117	49	1,058	1,128	1,308	1,791	1,949

Allocation of Write-offs by Market
Consumer	(229)	(219)	(185)	(155)	(153)	(38)	(27)	(21)	(23)	(23)	–	–	–	–	–	(267)	(246)	(206)	(178)	(176)
Commercial and corporate	(34)	(84)	(98)	(186)	(266)	(37)	(89)	(136)	(188)	(442)	–	–	(30)	(14)	–	(71)	(173)	(264)	(388)	(708)
Allocation of Recoveries by Market
Consumer	39	33	29	26	22	21	16	12	10	8	–	–	–	–	–	60	49	41	36	30
Commercial and corporate	8	4	6	2	6	44	14	82	50	31	–	–	2	–	1	52	18	90	52	38
Net write-offs as a % of average loans and acceptances	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un	0.1	0.2	0.2	0.3	0.6

Table 17 • Allocation of Allowance for Credit Losses – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries					Total
As at October 31	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002

Consumer
Residential mortgages	5	5	5	5	5	–	–	–	–	–	–	–	–	–	–	5	5	5	5	5
Consumer instalment and other personal loans	1	1	2	2	4	–	–	–	–	–	–	–	–	–	–	1	1	2	2	4

Total consumer	6	6	7	7	9	–	–	–	–	–	–	–	–	–	–	6	6	7	7	9
Commercial and corporate	90	91	125	200	391	53	66	134	281	320	4	6	32	117	49	147	163	291	598	760
Off-balance sheet	–	–	–	6	–	–	–	–	–	–	–	–	–	–	–	—	—	—	6	—

Total specific allowance	96	97	132	213	400	53	66	134	281	320	4	6	32	117	49	153	169	298	611	769
General allowance	555	590	630	800	800	350	369	380	380	380	–	–	–	–	–	905	959	1,010	1,180	1,180

Allowance for credit losses	651	687	762	1,013	1,200	403	435	514	661	700	4	6	32	117	49	1,058	1,128	1,308	1,791	1,949

Coverage Ratios
ACL as a % of gross impaired loans and acceptances
Total	166.5	179.4	163.9	167.3	128.2	155.0	109.6	91.8	62.8	58.2	26.7	25.0	34.0	44.3	24.6	158.8	140.2	116.9	93.1	83.4
Consumer	3.8	4.8	4.5	3.8	5.4	–	–	–	–	–	na	na	na	na	na	3.7	4.6	4.3	3.7	5.1
Commercial and corporate	38.6	35.4	40.6	47.7	50.8	20.8	35.4	24.1	26.8	26.7	26.7	25.0	34.0	44.3	24.6	29.2	24.2	30.4	34.6	35.2

un – unavailable
na – not applicable
86  •  BMO Financial Group 189th Annual Report 2006

Supplemental Information
Table 18 • Provision for Credit Losses – Segmented Information ($ millions)

For the year ended October 31	2006	2005	2004	2003	2002

Consumer
Residential mortgages	7	3	3	8	7
Cards	132	141	106	78	58
Consumer instalment and other personal loans	67	53	60	55	79

	206	197	169	141	144

Commercial and Corporate (1)
Commercial mortgages	–	4	2	1	6
Commercial real estate	(2)	2	6	(16)	(2)
Construction (non-real estate)	(2)	9	9	1	(23)
Retail trade	(5)	15	2	(7)	29
Wholesale trade	4	13	9	(1)	19
Agriculture	2	4	20	5	2
Communications	(6)	(34)	(12)	7	399
Manufacturing	20	23	(37)	116	94
Mining	–	–	(1)	10	–
Oil and gas	–	–	(4)	(18)	22
Transportation	7	13	(17)	29	17
Utilities	(19)	(26)	(87)	69	69
Forest products	(1)	–	(7)	37	4
Service industries	2	5	13	58	19
Financial institutions	(1)	(1)	13	2	23
Other	6	(5)	(11)	21	(2)

	5	22	(102)	314	676

Total specific provisions	211	219	67	455	820
Change in general allowance	(35)	(40)	(170)	–	–

Total provision for credit losses	176	179	(103)	455	820

(1) There have been no provisions for credit losses on securities borrowed or purchased under resale agreements.

Table 19 • Specific Allowance for Credit Losses – Segmented Information ($ millions)

As at October 31	2006	2005	2004	2003	2002

Commercial and Corporate Specific Allowance by Industry
Commercial mortgages	–	–	–	–	–
Commercial real estate	7	6	4	3	9
Construction (non-real estate)	3	4	20	2	5
Retail trade	9	18	7	8	18
Wholesale trade	21	20	14	40	109
Agriculture	9	13	12	7	14
Communications	1	2	46	85	116
Manufacturing	57	53	79	158	175
Mining	–	–	–	–	–
Oil and gas	–	1	–	2	20
Transportation	11	3	6	36	64
Utilities	–	–	46	141	87
Forest products	2	2	8	34	6
Service industries	19	26	23	49	44
Financial institutions	1	7	10	21	29
Other	7	8	16	12	64

Total specific allowance for credit losses on commercial and corporate loans	147	163	291	598	760

BMO Financial Group 189th Annual Report 2006 • 87

Supplemental Information
Table 20 • Capital Adequacy ($ millions, except as noted)

As at October 31	2006	2005	2004	2003	2002

Tier 1 capital
Common shareholders’ equity	14,465	13,246	12,120	11,036	10,377
Non-cumulative preferred shares (1)	1,046	1,046	1,046	1,446	1,517
Innovative Tier 1 capital instruments (BOaTS) (1)	2,192	2,192	1,745	1,150	1,150
Non-controlling interest in subsidiaries	36	37	44	39	32
Goodwill and excess intangible assets (2)	(1,098)	(1,091)	(1,507)	(1,334)	(1,547)

Total Tier 1 capital	16,641	15,430	13,448	12,337	11,529

Tier 2 capital
Preferred shares of a subsidiary (3)	273	287	296	320	377
Subordinated debt	2,306	2,130	1,783	1,981	3,171
General allowance for credit losses (4)	905	958	1,010	1,130	1,147

Total Tier 2 capital	3,484	3,375	3,089	3,431	4,695

First loss protection	(44)	(123)	(128)	(149)	(192)
Investment in non-consolidated subsidiaries/substantial investments	(937)	(963)	(901)	–	–

Total capital	19,144	17,719	15,508	15,619	16,032

Risk-weighted assets	162,794	149,855	136,661	129,163	131,078
Capital ratios (%)
Tier 1 Capital Ratio	10.22	10.30	9.84	9.55	8.80
Total Capital Ratio	11.76	11.82	11.35	12.09	12.23
U.S. basis Tier 1 Capital Ratio	9.93	10.01	9.47	9.17	8.32
U.S. basis Total Capital Ratio	11.85	12.02	11.48	11.60	11.60
Assets-to-capital multiple	16.1	16.3	16.8	16.4	15.8
Equity-to-assets ratio (%)	4.7	4.7	4.9	4.5	4.4

(1)	Non-cumulative preferred shares and Innovative Tier 1 capital instruments include amounts that were reclassified to liabilities on the consolidated balance sheet, but are eligible for inclusion in the capital calculation for regulatory purposes.

(2)	In addition to goodwill, intangible assets in excess of 5% of gross Tier 1 capital are deducted from Tier 1 capital as required by OSFI guidelines.

(3)	Reflects the qualification of existing preferred shares of a subsidiary as Tier 2 capital.
(4)	OSFI permits the inclusion of the lesser of the balance of our general allowance for credit losses and 0.875% of risk-weighted assets.

Table 21 • Risk-Weighted Assets ($ millions, except as noted)

As at October 31				2006	2005
		Credit	Risk	Risk-	Risk-
		risk	weighting	weighted	weighted
	Balance	equivalent	(%)	balance	balance

Balance sheet items
Cash resources	19,608	19,608	0–20	3,747	3,945
Securities	67,411	67,411	0–100	4,324	4,237
Mortgages	68,829	68,829	0–100	25,625	22,997
Other loans and acceptances	122,165	122,165	0–100	84,299	76,368
Other assets	41,965	41,965	0–100	6,986	6,742

Total balance sheet items	319,978	319,978		124,981	114,289

Off-balance sheet items
Guarantees and standby letters of credit	11,007	9,173	0–100	7,542	8,695
Securities lending	690	106	0–100	21	51
Documentary and commercial letters of credit	1,621	324	0–100	207	87
Commitments to extend credit:
Original maturity of one year and under	79,560	–	–	–	–
Original maturity of over one year	28,104	14,052	0–100	13,543	11,909
Derivative financial instruments	2,979,687	26,341	0–50	7,542	8,666

Total off-balance sheet items	3,100,669	49,996		28,855	29,408

Total risk-weighted assets – credit risk				153,836	143,697
Total risk-weighted assets – market risk				8,958	6,158
Total risk-weighted assets				162,794	149,855
Total risk-weighted assets – U.S. basis				167,028	153,259

88  • BMO Financial Group 189th Annual Report 2006

Supplemental Information
Table 22 • Average Deposits ($ millions, except as noted)

		2006		2005		2004
	Average	Average	Average	Average	Average	Average
	balance	rate paid (%)	balance	rate paid (%)	balance	rate paid (%)

Deposits Booked in Canada
Demand deposits – interest bearing	7,934	2.18	7,933	1.14	7,717	0.69
Demand deposits – non-interest bearing	12,189	–	10,861	–	10,000	–
Payable after notice	35,678	1.91	37,287	1.39	36,187	1.26
Payable on a fixed date	74,649	3.17	68,019	2.33	64,413	2.07

Total deposits booked in Canada	130,450	2.47	124,100	1.77	118,317	1.56

Deposits Booked in the United States and Other Countries
U.S. demand deposits	8,644	2.98	9,930	1.56	10,174	0.75
Other U.S. deposits payable after notice or on a fixed date	34,206	3.64	31,051	2.21	29,372	1.40
Deposits booked in other countries	23,919	4.26	21,607	3.08	20,077	2.05

Total Average Deposits	197,219	2.91	186,688	1.98	177,940	1.54

As at October 31, 2006, 2005 and 2004: deposits by foreign depositors in our Canadian bank offices amounted to $9,320 million, $9,515 million and $9,838 million, respectively; total deposits payable after notice included $18,947 million, $18,766 million and $19,225 million, respectively, of chequing accounts that would have been classified as demand deposits under U.S. reporting requirements; and total deposits payable on a fixed date included $24,513 million, $21,477 million and $19,542 million, respectively, of federal funds purchased and commercial paper issued. These amounts would have been classified as short-term borrowings for U.S. reporting purposes.

Table 23 • Unrealized Gains (Losses) on Investment Securities ($ millions)

			Unrealized gains (losses)(1)
As at October 31	Book value	Fair value	2006	2005	2004	2003	2002

Government Debt and Other Securities
Canadian governments	592	592	–	–	–	1	(2)
U.S. governments	9,708	9,679	(29)	(23)	–	134	249
Mortgage-backed securities	465	455	(10)	(7)	4	15	29
Corporate debt	2,485	2,488	3	6	21	89	62
Corporate equity	2,224	2,314	90	20	60	71	(19)
Other governments	106	107	1	1	1	2	2

Total investment securities	15,580	15,635	55	(3)	86	312	321

(1)	Unrealized gains (losses) may be offset by related losses (gains) on liabilities or hedge contracts.

Table 24 • Contractual Obligations ($ millions)

	Less than	1–3	4–5	Over 5	No fixed
As at October 31, 2006	one year	years	years	years	maturity	Total

Subordinated debt	336	140	–	2,250	–	2,726
Operating leases	192	311	219	624	–	1,346
Deposits (1)	98,660	19,262	6,954	2,178	76,794	203,848
Capital trust securities (2)	–	–	750	1,450	–	2,200
Purchase obligations (3)	190	378	373	586	–	1,527

Total	99,378	20,091	8,296	7,088	76,794	211,647

(1)	Includes fixed maturity deposits of $19.8 billion that are redeemable at the customers’ option under certain conditions.
(2)	Represents Innovative Tier 1 capital instruments.
(3)	BMO has entered into three major outsourcing contracts. In 2006, BMO entered into a six-year contract with an external service provider to provide application system maintenance and development services. In 2003, BMO entered into a ten-year contract with an external service provider to provide human resource transactional business processing. In 2000, BMO entered into a five-year contract with two optional five-year renewals with an external service provider to manage our cheque and bill payment processing, including associated statement and report printing activities. All outsourcing contracts are cancellable with notice.

BMO Financial Group 189th Annual Report 2006 • 89

Statement of Management’s Responsibility for Financial Information

Bank of Montreal’s management is responsible for preparation and presentation of the annual consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.
     The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the requirements of the Securities and Exchange Commission (“SEC”) in the United States, as applicable. The financial statements also comply with the provisions of the Bank Act and related regulations, including interpretations of GAAP by our regulator, the Superintendent of Financial Institutions Canada.
     The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators (“CSA”) as well as Item 303 of Regulation S-K of the Securities Exchange Act, and their related published requirements.
     The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.
     The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.
     In meeting our responsibility for the reliability and timeliness of financial information, we maintain and rely on a comprehensive system of internal controls and internal audit, including organizational and procedural controls, disclosure controls and procedures and internal control over financial reporting. Our system of internal controls includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and accounting policies that we regularly update.
This structure ensures appropriate internal controls over transactions, assets and records. We also regularly audit internal controls. These controls and audits are designed to provide us with reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and we are in compliance with all regulatory requirements.
     As at October 31, 2006 we, as Bank of Montreal’s Chief Executive Officer and Chief Financial and Administrative Officer, have determined that the Bank’s internal control over financial reporting is effective. We will certify Bank of Montreal’s annual filings with the CSA and the SEC as required in Canada by Multilateral Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) and in the United States by the Securities Exchange Act of 1934.
     In order to provide their opinions on our consolidated financial statements and on the Bank’s internal controls over financial reporting, the Shareholders’ Auditor reviews our system of internal controls and conducts their work to the extent that they consider appropriate.
     The Board of Directors, based on recommendations from its Audit, Conduct Review and Risk Review Committees, reviews and approves the financial information contained in the Annual Report, including the MD&A. The Board of Directors and its relevant Committees oversee management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls, compliance with legal and regulatory requirements, management and control of major risk areas and assessment of significant and related party transactions.
     The Audit Committee, which is comprised entirely of independent directors, is also responsible for selecting the Shareholders’ Auditor and reviewing the qualifications, independence and performance of both the Shareholders’ Auditor and internal audit. The Shareholders’ Auditor and the Bank’s Chief Auditor have full and free access to the Board of Directors and its Audit and other relevant Committees to discuss audit, financial reporting and related matters.

F. Anthony Comper	Karen E. Maidment	Canada
President and Chief Executive Officer	Chief Financial and Administrative Officer	November 28, 2006
90 • BMO Financial Group 189th Annual Report 2006

Shareholders’ Auditors’ Reports

Report on Financial Statements
We have audited the consolidated balance sheets of Bank of Montreal as at October 31, 2006 and 2005 and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2006. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards. For the year ended October 31, 2006, we have also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Bank of Montreal as at October 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2006 in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Chartered Accountants
Toronto, Canada
November 28, 2006

Report on Internal Control over Financial Reporting under Standards of the Public Company Accounting Oversight Board (United States)
We have audited management’s assessment, included on page 65 of Management’s Discussion and Analysis, that Bank of Montreal (the “Bank”) maintained effective internal control over financial reporting as of October 31, 2006, based on the criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Bank’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to United States generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on its financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, management’s assessment that the Bank maintained effective internal control over financial reporting as of October 31, 2006, is fairly stated in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by COSO. Also, in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by COSO.
     We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Bank as at October 31, 2006 and the consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended, and our report dated November 28, 2006 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
Chartered Accountants
Toronto, Canada
November 28, 2006

BMO Financial Group 189th Annual Report 2006 • 91

Consolidated Financial Statements
Consolidated Balance Sheet

As at October 31 (Canadian $ in millions)	2006	2005

	Restated (see
	Notes 3 and 21)
Assets
Cash Resources (Notes 2 and 27)	$19,608	$20,721

Securities (Notes 3 and 27)
Investment (fair value $15,635 in 2006 and $12,933 in 2005)	15,580	12,936
Trading	51,820	44,087
Loan substitutes	11	11

	67,411	57,034

Loans (Notes 4 and 7)
Residential mortgages	63,321	60,871
Consumer instalment and other personal	30,418	27,929
Credit cards	3,631	4,648
Businesses and governments	56,030	47,803
Securities borrowed or purchased under resale agreements	31,429	28,280

	184,829	169,531
Customers’ liability under acceptances (Note 4)	7,223	5,934
Allowance for credit losses (Note 4)	(1,058)	(1,128)

	190,994	174,337

Other Assets (Note 27)
Derivative financial instruments (Note 9)	30,411	31,517
Premises and equipment (Note 10)	2,047	1,847
Goodwill (Note 13)	1,098	1,091
Intangible assets (Note 13)	152	196
Other (Note 14)	8,257	7,119

	41,965	41,770

Total Assets	$319,978	$293,862

Liabilities and Shareholders’ Equity
Deposits (Note 15)
Banks	$26,632	$25,473
Businesses and governments	100,848	92,437
Individuals	76,368	75,883

	203,848	193,793

Other Liabilities
Derivative financial instruments (Note 9)	31,446	28,868
Acceptances (Note 16)	7,223	5,934
Securities sold but not yet purchased (Note 16)	15,398	16,142
Securities lent or sold under repurchase agreements (Note 16)	31,918	22,657
Other (Note 16)	10,758	8,557

	96,743	82,158

Subordinated Debt (Note 17)	2,726	2,469

Preferred Share Liability (Note 20)	450	450

Capital Trust Securities (Note 18)	1,150	1,150

Shareholders’ Equity
Share capital (Note 20)	4,827	4,618
Contributed surplus (Note 21)	49	35
Net unrealized foreign exchange loss	(789)	(612)
Retained earnings	10,974	9,801

	15,061	13,842

Total Liabilities and Shareholders’ Equity	$319,978	$293,862

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

F. Anthony Comper	Philip S. Orsino
President and Chief Executive Officer	Chairman, Audit Committee
92 • BMO Financial Group 189th Annual Report 2006

Consolidated Financial Statements
Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except as noted)	2006	2005	2004

	Restated (see Notes 20 and 21)
Interest, Dividend and Fee Income
Loans	$9,985	$7,728	$6,743
Securities (Note 3)	2,158	1,830	1,476
Deposits with banks	769	606	438

	12,912	10,164	8,657

Interest Expense
Deposits	5,743	3,703	2,744
Subordinated debt	169	202	193
Preferred shares and capital trust securities (Notes 18 and 20)	99	97	124
Other liabilities	2,157	1,375	798

	8,168	5,377	3,859

Net Interest Income	4,744	4,787	4,798
Provision for credit losses (Note 4)	176	179	(103)

Net Interest Income After Provision for Credit Losses	4,568	4,608	4,901

Non-Interest Revenue
Securities commissions and fees	1,051	1,092	1,055
Deposit and payment service charges	729	734	746
Trading revenues	633	413	200
Lending fees	337	313	317
Card fees	396	334	261
Investment management and custodial fees	298	305	307
Mutual fund revenues	499	437	378
Securitization revenues (Note 7)	100	113	177
Underwriting and advisory fees	407	357	343
Investment securities gains (Note 3)	145	165	175
Foreign exchange, other than trading	187	180	177
Insurance income	204	162	139
Other	255	447	276

	5,241	5,052	4,551

Net Interest Income and Non-Interest Revenue	9,809	9,660	9,452

Non-Interest Expense
Employee compensation (Notes 21 and 22)	3,824	3,751	3,644
Premises and equipment (Note 10)	1,211	1,264	1,252
Amortization of intangible assets (Note 13)	44	94	104
Travel and business development	253	247	239
Communications	131	122	138
Business and capital taxes	94	107	99
Professional fees	287	243	262
Other	509	504	431

Total Non-Interest Expense	6,353	6,332	6,169

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	3,456	3,328	3,283
Income taxes (Note 23)	717	874	971

	2,739	2,454	2,312
Non-controlling interest in subsidiaries (Notes 16 and 18)	76	58	17

Net Income	$2,663	$2,396	$2,295

Preferred share dividends (Note 20)	$30	$30	$31
Net income available to common shareholders	$2,633	$2,366	$2,264
Average common shares (in thousands)	501,257	500,060	501,656
Average diluted common shares (in thousands)	511,173	510,845	515,045

Earnings Per Share (Canadian $) (Note 24)
Basic	$5.25	$4.73	$4.51
Diluted	5.15	4.63	4.40
Dividends Declared Per Common Share	2.26	1.85	1.59

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.
BMO Financial Group 189th Annual Report 2006 • 93

Consolidated Financial Statements
Consolidated Statement of Changes in Shareholders’ Equity

For the Year Ended October 31 (Canadian $ in millions, except as noted)				2006	2005	2004

					Restated (see Notes 20 and 21)
Preferred Shares (Note 20)
Balance at beginning of year				$596	$596	$1,446
Impact of adopting new accounting requirements for liabilities and equity (Note 20)				—	—	(850)

Balance at End of Year				596	596	596

	Number of Shares

	2006	2005	2004

Common Shares (Note 20)
Balance at beginning of year	500,219,068	500,896,857	499,632,368	4,022	3,857	3,662
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan (Note 20)	1,378,328	1,258,463	1,120,931	89	71	60
Issued under the Stock Option Plan (Note 21)	5,014,557	4,736,826	6,239,301	169	146	180
Issued on the exchange of shares of a subsidiary corporation (Note 20)	33,526	284,722	124,757	—	2	2
Repurchased for cancellation (Note 20)	(5,919,400)	(6,957,800)	(6,220,500)	(49)	(54)	(47)

Balance at End of Year	500,726,079	500,219,068	500,896,857	4,231	4,022	3,857

Contributed Surplus
Balance at beginning of year				35	22	3
Cumulative impact of adopting new accounting requirements for Stock-Based Compensation (Note 21)				—	—	7
Stock option expense (Note 21)				14	13	12
Gain on treasury shares, net of applicable income taxes (Note 1)				—	—	15
Common shares repurchased for cancellation (Note 20)				—	—	(15)

Balance at End of Year				49	35	22

Net Unrealized Foreign Exchange Loss
Balance at beginning of year				(612)	(497)	(195)
Unrealized loss on translation of net investments in foreign operations				(472)	(311)	(758)
Hedging gain				451	297	710
Income taxes				(156)	(101)	(254)

Balance at End of Year				(789)	(612)	(497)

Retained Earnings
Balance at beginning of year				9,801	8,738	7,566
Cumulative impact of adopting new accounting requirements for Variable Interest Entities, net of applicable income taxes (Note 8)				—	(42)	—
Cumulative impact of adopting new accounting requirements for Stock-Based Compensation, net of applicable income taxes (Note 21)				—	—	(24)
Net income				2,663	2,396	2,295
Dividends — Preferred shares (Note 20)				(30)	(30)	(31)
— Common shares (Note 20)				(1,133)	(925)	(797)
Common shares repurchased for cancellation (Note 20)				(327)	(336)	(271)

Balance at End of Year				10,974	9,801	8,738

Total Shareholders’ Equity				$15,061	$13,842	$12,716

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.
94 • BMO Financial Group 189th Annual Report 2006

Consolidated Financial Statements
Consolidated Statement of Cash Flows

For the Year Ended October 31 (Canadian $ in millions)	2006	2005	2004

	Restated (see Notes 3, 20 and 21)
Cash Flows from Operating Activities
Net income	$2,663	$2,396	$2,295
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of investment securities	9	11	63
Net gain on investment securities	(154)	(176)	(238)
Net (increase) in trading securities	(8,565)	(9,848)	(619)
Provision for credit losses	176	179	(103)
Gain on sale of securitized loans	(69)	(82)	(127)
Change in derivative financial instruments — (Increase) decrease in derivative asset	31	(6,567)	(3,606)
— Increase in derivative liability	3,700	5,520	2,879
Amortization of premises and equipment	360	377	365
Amortization of intangible assets	44	94	104
Net increase (decrease) in future income taxes	(153)	91	161
Net increase (decrease) in current income taxes	144	(367)	(1,093)
Change in accrued interest — (Increase) in interest receivable	(468)	(255)	(55)
— Increase in interest payable	303	162	13
Changes in other items and accruals, net	2,595	1,423	601
Gain on sale of Harrisdirect llc (Note 12)	—	(49)	—
Gain on sales of land and buildings (Note 10)	—	(29)	—

Net Cash Provided by (Used in) Operating Activities	616	(7,120)	640

Cash Flows from Financing Activities
Net increase in deposits	13,108	20,643	6,974
Net increase (decrease) in securities sold but not yet purchased	(708)	5,701	2,253
Net increase (decrease) in securities lent or sold under repurchase agreements	9,987	1,737	(1,810)
Net increase (decrease) in liabilities of subsidiaries	(94)	(195)	555
Proceeds from issuance of securities of a subsidiary	—	447	595
Repayment of subordinated debt (Note 17)	(425)	(899)	(400)
Proceeds from issuance of subordinated debt (Note 17)	700	1,000	—
Redemption of preferred share liability	—	—	(400)
Proceeds from issuance of common shares	258	217	240
Proceeds from sales of treasury shares	—	—	149
Common shares repurchased for cancellation (Note 20)	(376)	(390)	(333)
Dividends paid	(1,163)	(955)	(829)

Net Cash Provided by Financing Activities	21,287	27,306	6,994

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	901	(3,901)	1,449
Purchases of investment securities	(20,433)	(14,827)	(24,773)
Maturities of investment securities	9,494	8,402	12,699
Proceeds from sales of investment securities	7,920	8,294	16,334
Net (increase) in loans, customers’ liability under acceptances and loan substitute securities	(20,184)	(16,191)	(11,324)
Proceeds from securitization of loans	4,994	3,130	1,382
Net (increase) in securities borrowed or purchased under resale agreements	(3,723)	(5,900)	(2,347)
Proceeds from sales of land and buildings (Note 10)	—	347	—
Premises and equipment — net purchases	(583)	(487)	(365)
Acquisitions (Note 11)	(76)	(194)	(385)
Proceeds from sale of Harrisdirect llc (Note 12)	—	827	—

Net Cash Used in Investing Activities	(21,690)	(20,500)	(7,330)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(167)	120	(213)

Net Increase (Decrease) in Cash and Cash Equivalents	46	(194)	91
Cash and Cash Equivalents at Beginning of Year	2,412	2,606	2,515

Cash and Cash Equivalents at End of Year	$2,458	$2,412	$2,606

Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$1,154	$1,309	$1,558
Cheques and other items in transit, net	1,304	1,103	1,048

	$2,458	$2,412	$2,606

Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the year	$7,873	$5,222	$3,852
Amount of income taxes paid in the year	$630	$1,065	$1,947

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.
BMO Financial Group 189th Annual Report 2006 • 95

Notes to Consolidated Financial Statements

Note 1 • Basis of Presentation

We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), including interpretations of GAAP by our regulator, the Superintendent of Financial Institutions Canada.
     We reconcile our Canadian GAAP results to those that would result under United States GAAP. Significant differences in consolidated total assets, total liabilities or net income arising from applying United States GAAP are described in Note 29. In addition, our consolidated financial statements comply with applicable disclosure requirements of United States GAAP, except we do not provide disclosures related to Canadian and United States GAAP differences described in Note 29.
Basis of Consolidation
We conduct business through a variety of corporate structures, including subsidiaries and joint ventures. Subsidiaries are those where we exercise control through our ownership of the majority of the voting shares. Joint ventures are those where we exercise joint control through an agreement with other shareholders. All of the assets, liabilities, revenues and expenses of our subsidiaries and our proportionate share of the assets, liabilities, revenues and expenses of our joint ventures are included in our consolidated financial statements. All significant inter-company transactions and balances are eliminated.
     We hold investments in companies where we exert significant influence over operating, investing and financing decisions (those where we own between 20% and 50% of the voting shares). These are recorded at cost and are adjusted for our proportionate share of any net income or loss and dividends. They are recorded as investment securities in our Consolidated Balance Sheet and our proportionate share of the net income or loss of these companies is recorded in interest, dividend and fee income, securities, in our Consolidated Statement of Income.
     We hold interests in variable interest entities, which we consolidate where we are deemed to be the primary beneficiary; these are more fully described in Note 8.
Translation of Foreign Currencies
We conduct business in a variety of foreign currencies and report our consolidated financial statements in Canadian dollars. Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.
     Unrealized gains and losses arising from translating net investments in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in shareholders’ equity as net unrealized foreign exchange loss. When we sell or liquidate an investment in a foreign operation, the associated translation gains and losses, previously included in shareholders’ equity as net unrealized foreign exchange gain (loss), are recorded in non-interest revenue, investment securities gains. All other foreign currency translation gains and losses are included in foreign exchange, other than trading, in our Consolidated Statement of Income as they arise.
     From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies. Realized and unrealized gains and losses on the translation of foreign exchange hedge contracts are included in foreign exchange, other than trading, in our Consolidated Statement of Income.
Specific Accounting Policies
To facilitate a better understanding of our consolidated financial statements, we have disclosed our significant accounting policies throughout the following notes with the related financial disclosures by major caption:

Note	Topic	Page

1	Basis of Presentation	96
2	Cash Resources	97
3	Securities	97
4	Loans, Customers’ Liability under Acceptances and Allowance for Credit Losses	100
5	Other Credit Instruments	102
6	Guarantees	102
7	Asset Securitization	103
8	Variable Interest Entities	105
9	Derivative Financial Instruments	106
10	Premises and Equipment	111
11	Acquisitions	112
12	Sale of Harrisdirect llc	112
13	Goodwill and Intangible Assets	113
14	Other Assets	113
15	Deposits	114
16	Other Liabilities	114
17	Subordinated Debt	115

Note	Topic	Page

18	Capital Trust Securities	116
19	Interest Rate Risk	116
20	Share Capital	118
21	Employee Compensation — Stock-Based Compensation	119
22	Employee Compensation — Pension and Other Employee Future Benefits	121
23	Income Taxes	124
24	Earnings Per Share	125
25	Operating and Geographic Segmentation	126
26	Related Party Transactions	128
27	Contingent Liabilities	128
28	Fair Value of Financial Instruments	129
29	Reconciliation of Canadian and United States Generally Accepted Accounting Principles	130

Changes in Accounting Policy
Changes in accounting policy that resulted from changes by Canadian standard setters in the current year are disclosed as follows: settlement date accounting — Note 3; variable interest entities —Note 8; and stock-based compensation — Note 21. Changes in accounting policy that resulted from changes by Canadian standard setters in 2005 are disclosed as follows: merchant banking investments — Note 3; variable interest entities — Note 8; and liabilities and equity — Notes 18 and 20. United States GAAP changes are described in Note 29. Changes in accounting policy in 2004 are as follows:
Sources of GAAP
Effective November 1, 2003, we adopted new accounting requirements of the Canadian Institute of Chartered Accountants (“CICA”) that provide guidance on sources to consult when selecting accounting policies on matters not covered explicitly in Canadian accounting standards. As a result of these new requirements, we made the following changes to our accounting policies effective November 1, 2003:
(a) Mortgage Prepayment Fees
Mortgage prepayment fees are recognized in income when the related mortgages are prepaid or renegotiated at market rates. Prior to November 1, 2003, mortgage prepayment fees were deferred and amortized to income over the average remaining term of the related mortgages. In adopting this new policy we recorded in income an initial adjustment related to the balance of deferred mortgage prepayment fees as at November 1, 2003 of $42 million before income taxes.
(b) Treasury Shares
Purchases and sales of Bank of Montreal shares by subsidiaries are recorded in shareholders’ equity, with any gain included in contributed surplus. Prior to November 1, 2003, these shares were recorded as trading securities at market value, with related dividends and realized and unrealized gains and losses included in trading revenues.
(c) Software Development Costs
Costs of internally developed software are capitalized and amortized over the estimated useful life of the software (up to five years). Prior to November 1, 2003, only amounts paid to third parties related to internally developed software were capitalized and amortized over the estimated useful life of the software.
(d) Preferred Shares
We are no longer changing the rate at which our U.S. dollar denominated preferred shares are translated into Canadian dollars. Prior to November 1, 2003, we adjusted the carrying value of these shares in shareholders’ equity to reflect changes in the exchange rate.

96 • BMO Financial Group 189th Annual Report 2006

Notes to Consolidated Financial Statements

The impact of these changes in accounting policy on our Consolidated Statement of Income for 2004 as compared to the policies followed in 2003 was as follows:

(Canadian $ in millions, except as noted)
For the Year Ended October 31, 2004

Increase (Decrease) to Income Before Provision for Income Taxes
Interest, Dividend and Fee Income — Loans (a)	$48
Non-Interest Revenue – Trading revenues (b)	(26)
Non-Interest Expense – Employee compensation (c)	51
Non-Interest Expense – Premises and equipment (c)	(4)
Non-Interest Revenue – Foreign exchange, other than trading (d)	3

Income Before Provision for Income Taxes	72
Income taxes	(25)

Net Income	$47

Earnings Per Share (Canadian $)
Basic	$0.09
Diluted	0.09

Future Changes in Accounting Policy
The CICA has issued new accounting requirements for financial instruments, hedges and other comprehensive income. When we adopt the new requirements on November 1, 2006, we will report a new section of shareholders’ equity called other comprehensive income. The new section will include gains and losses related to the mark-to-market of investment securities and cash flow hedges as well as the net unrealized foreign exchange loss that is currently included in shareholders’ equity.
The future change in accounting policy as it relates to investment securities and derivatives is described in Notes 3 and 9, respectively. There will be no change in accounting policy for unrealized foreign exchange gains or losses in shareholders’ equity.
     The impact of remeasuring our hedging derivatives at fair value on November 1, 2006 will be recognized in opening retained earnings and opening accumulated other comprehensive income, as appropriate. We are determining the impact that these changes in accounting policy will have on our consolidated financial statements once adopted, based on recently released transitional guidance. The impact of remeasuring our investment securities at fair value on November 1, 2006 will be recognized in opening accumulated other comprehensive income as described in Note 3. Prior periods will not be restated.
Use of Estimates
In preparing our consolidated financial statements we must make estimates and assumptions, mainly concerning fair values, which affect reported amounts of assets, liabilities, net income and related disclosures. The most significant assets and liabilities where we must make estimates include: measurement of other than temporary impairment — Note 3; allowance for credit losses —Note 4; accounting for securitizations — Note 7; derivative financial instruments measured at fair value — Note 9; goodwill — Note 13; customer loyalty programs — Note 16; pension and other employee future benefits — Note 22; income taxes — Note 23; and contingent liabilities — Note 27. If actual results differ from the estimates, the impact would be recorded in future periods.

Note 2 • Cash Resources

(Canadian $ in millions)	2006	2005

Cash and non-interest bearing deposits with Bank of Canada and other banks	$1,154	$1,309
Interest bearing deposits with banks	17,150	18,309
Cheques and other items in transit, net	1,304	1,103

Total	$19,608	$20,721

Deposits with Banks
Deposits with banks are recorded at cost and include acceptances we have purchased that were issued by other banks. Interest income earned on these deposits is recorded on an accrual basis.
Cheques and Other Items in Transit, Net
Cheques and other items in transit are recorded at cost and represent the net position of the uncleared cheques and other items in transit between us and other banks.
Cash Restrictions
Some of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, amounting to $333 million as at October 31, 2006 ($449 million in 2005).

Note 3 • Securities

Securities are divided into four types, each with a different purpose and accounting treatment. The four types of securities we hold are as follows:
     Investment securities are comprised of equity and debt securities that we purchase with the intention of holding until maturity or until market conditions, such as a change in interest rates, provide us with a better investment opportunity. With the exception of merchant banking investments, equity securities are recorded at cost and debt securities at amortized cost, after any write-down for impairment. Gains and losses on disposal are calculated using the carrying amount of the securities sold.
     Interest income earned, the amortization of premiums and discounts on debt securities and dividends received on equity securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income.
     Merchant banking investments are securities held by our merchant banking subsidiaries. These subsidiaries account for their investments at fair value, with changes in fair value recorded as they occur in our Consolidated Statement of Income in investment securities gains.
     Merchant banking investments are classified as investment securities in our Consolidated Balance Sheet.
     Trading securities are securities that we purchase for resale over a short period of time. We report these securities at their fair value and record the mark-to-market adjustments and any gains and losses on the sale of these securities in our Consolidated Statement of Income in trading revenues.
     Loan substitute securities are customer financings, such as distressed preferred shares, that we structure as after-tax investments to provide our customers with an interest rate advantage over what would be applicable on a conventional loan. These securities are accounted for in accordance with our accounting policy for loans, which is described in Note 4.
Impairment Review
We review investment securities at each quarter end to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its fair value falls below its carrying value and the decline is considered to be other than temporary.
     In determining whether a loss is temporary, factors considered include the length of time and extent to which fair value has been below carrying value, the financial condition and near-term prospects of the issuer, and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. If the decline is considered to be other than temporary, a write-down is recorded in our Consolidated Statement of Income in investment securities gains.

BMO Financial Group 189th Annual Report 2006 • 97

Notes to Consolidated Financial Statements

     As at October 31, 2006, we had total investments with a book value of $6,424 million ($7,903 million in 2005) where fair value was below book value by $57 million ($55 million in 2005). The majority of unrealized losses on debt securities resulted from increases in market interest rates and not from deterioration in the creditworthiness of the issuers. Management has determined that the unrealized losses are temporary in nature.
We did not own any securities issued by a single non-government entity where the book value, as at October 31, 2006 or 2005, was greater than 10% of our shareholders’ equity.
Included in corporate equity are investments where we exert significant influence, but not control, of $937 million and $966 million as at October 31, 2006 and 2005, respectively.
Fair Value
For traded securities, quoted market value is considered to be fair value. For securities where market quotes are not available, we use estimation techniques to determine fair value. Estimation techniques used include discounted cash flows, internal models that utilize observable market data or market quotes for other securities that are substantially the same.
Changes in Accounting Policy
During the year ended October 31, 2006, we changed our accounting policy for recording securities transactions in our Consolidated Balance Sheet. We now record securities transactions on the date the transaction settles. Previously, we recorded securities transactions on the date we agreed to enter into the trade. We have restated prior years’ financial statements to reflect this change. The impact of this change on our Consolidated Balance Sheet was a decrease in trading securities of $1,896 million, a decrease in other assets of $6,618 million and a decrease in other liabilities of $8,514 million for the year ended October 31, 2006 and a decrease in trading securities of $222 million, a decrease in other assets of $3,423 million and a decrease in other liabilities of $3,645 million for the year ended October 31, 2005.
     On November 1, 2004, we adopted the CICA’s new accounting requirements applicable to our merchant banking subsidiaries. The new rules require these subsidiaries to account for their investments at fair value, with changes in fair value recorded in net income. Previously, these subsidiaries accounted for their investments at cost. The impact on our Consolidated Statement of Income, including the initial adjustment to fair value on November 1, 2004, was an increase of $50 million in non-interest revenue, investment securities gains, an increase in income taxes of $18 million and an increase in net income of $32 million for the year ended October 31, 2005. The impact on our Consolidated Balance Sheet was an increase of $50 million in investment securities as at October 31, 2005.

(Canadian $ in millions, except as noted)	Term to maturity										2006		2005	(1)

	Within 1		1 to 3		3 to 5		5 to 10		Over 10		Total book		Total book
	year		years		years		years		years		value		value

Investment Securities		Yield		Yield		Yield		Yield		Yield		Yield
Issued or guaranteed by:		%		%		%		%		%		%
Canadian federal government	$348	4.36	$240	4.22	$—	—	$—	—	$1	4.12	$589	4.30	$19
Canadian provincial and municipal governments	2	4.23	—	—	—	—	—	—	1	4.64	3	4.37	3
U.S. federal government	1,307	4.14	478	4.64	113	4.77	—	—	—	—	1,898	4.30	1,465
U.S. states, municipalities and agencies	4,248	3.59	1,623	3.72	735	2.84	142	5.76	1,062	4.78	7,810	3.75	6,043
Other governments	9	3.81	93	4.06	3	4.58	1	4.24	—	—	106	4.06	123
Mortgage-backed securities and collaterialized mortgage obligations	4	5.72	10	4.04	152	3.93	45	3.66	254	4.94	465	4.47	686
Corporate debt	523	3.52	849	3.96	763	2.83	259	2.50	91	0.10	2,485	3.23	2,301
Corporate equity	165	4.32	118	5.23	154	5.59	1,022	0.55	765	2.16	2,224	1.98	2,296

Total investment securities	6,606	3.75	3,411	4.01	1,920	3.26	1,469	1.50	2,174	3.68	15,580	3.52	12,936

Trading Securities
Issued or guaranteed by:
Canadian federal government	1,088		1,707		1,032		800		869		5,496		9,579
Canadian provincial and municipal governments	399		408		229		685		1,130		2,851		2,553
U.S. federal government	133		665		99		852		296		2,045		1,076
U.S. states, municipalities and agencies	—		—		—		—		135		135		152
Other governments	—		38		—		668		11		717		23
Corporate debt	3,998		2,643		1,731		4,032		9,184		21,588		14,370
Corporate equity	—		—		—		26		18,962		18,988		16,334

Total trading securities	5,618		5,461		3,091		7,063		30,587		51,820		44,087

Loan Substitute Securities	11		—		—		—		—		11		11

Total securities	$12,235		$8,872		$5,011		$8,532		$32,761		$67,411		$57,034

Total by Currency (in Canadian $ equivalent)
Canadian dollar	4,928		4,383		2,157		3,361		15,819		30,648		28,724
U.S. dollar	7,105		3,832		1,728		3,055		16,347		32,067		26,895
Other currencies	202		657		1,126		2,116		595		4,696		1,415

Total securities	$12,235		$8,872		$5,011		$8,532		$32,761		$67,411		$57,034

(1)	Amounts have been restated to reflect the change in accounting policy described in the above note.
Yields in the table above are calculated using the book value of the security and the contractual interest or stated dividend rates associated with each security adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration.
The term to maturity included in the table above is based on the contractual maturity date of the security. The term to maturity of mortgage-backed securities and collateralized mortgage obligations is based on average expected maturities. Actual maturities could differ as issuers may have the right to call or prepay obligations. Securities with no maturity date are included in the over 10 years category.

98 • BMO Financial Group 189th Annual Report 2006

Notes to Consolidated Financial Statements

Future Change in Accounting Policy
As discussed in Note 1, we will adopt the CICA’s new accounting requirements that will impact our accounting policy for investment securities other than merchant banking investments beginning November 1, 2006. The new rules will require us to classify these securities as held-to-maturity or available-for-sale. Available-for-sale securities will be measured at fair value, with gains and losses recorded in a new section of shareholders’ equity called other comprehensive income. There will be no change in accounting for held-to-maturity securities.
     The impact of reclassifying investment securities as available-for-sale securities and measuring them at fair value on November 1, 2006 will be recognized in opening accumulated other comprehensive income. No investment securities will be classified as held-to-maturity securities. Results for prior periods will not be restated. The impact on our Consolidated Balance Sheet at November 1, 2006 will be an increase in available-for-sale securities of approximately $55 million and an increase in accumulated other comprehensive income of approximately $36 million, net of tax.

Unrealized Gains and Losses
(Canadian $ in millions)	2006				2005

		Gross	Gross			Gross	Gross
	Book	unrealized	unrealized	Fair	Book	unrealized	unrealized	Fair
	value	gains	losses	value	value	gains	losses	value

Investment Securities
Issued or guaranteed by:
Canadian federal government	$589	$—	$—	$589	$19	$—	$—	$19
Canadian provincial and municipal governments	3	—	—	3	3	—	—	3
U.S. federal government	1,898	—	19	1,879	1,465	1	7	1,459
U.S. states, municipalities and agencies	7,810	15	25	7,800	6,043	13	30	6,026
Other governments	106	1	—	107	123	2	1	124
Mortgage-backed securities and collateralized mortgage obligations	465	1	11	455	686	3	10	679
Corporate debt	2,485	4	1	2,488	2,301	11	5	2,307
Corporate equity	2,224	91	1	2,314	2,296	22	2	2,316

Total	$15,580	$112	$57	$15,635	$12,936	$52	$55	$12,933

	Investments in				Investments in
Unrealized Losses	an unrealized				an unrealized
(Canadian $ in millions)	loss position for		2006		loss position for		2005

	Less than	12 months			Less than	12 months
	12 months	or longer	Total		12 months	or longer	Total
	Gross	Gross	Gross		Gross	Gross	Gross
	unrealized	unrealized	unrealized	Fair	unrealized	unrealized	unrealized	Fair
	losses	losses	losses	value	losses	losses	losses	value

Investment Securities
Issued or guaranteed by:
Canadian federal government	$—	$—	$—	$—	$—	$—	$—	$—
U.S. federal government	15	4	19	899	5	2	7	1,334
U.S. states, municipalities and agencies	8	17	25	4,717	25	5	30	4,992
Other governments	—	—	—	67	—	—	—	30
Mortgage-backed securities and collateralized mortgage obligations	—	11	11	368	10	—	10	535
Corporate debt	1	—	1	286	5	—	5	847
Corporate equity	—	1	1	30	2	1	3	110

Total	$24	$33	$57	$6,367	$47	$8	$55	$7,848

Income from securities is included in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	2006	2005	2004

Reported in:
Interest, Dividend and Fee Income
Investment securities	$369	$490	$595
Trading securities	1,789	1,340	881

	$2,158	$1,830	$1,476

Non-Interest Revenue
Investment securities
Gross realized gains	$137	$142	$242
Gross realized losses	(12)	(16)	(4)
Merchant banking securities — net unrealized gains	29	50	—
Write-downs	(9)	(11)	(63)

Investment securities gains	$145	$165	$175

Trading securities, net realized and unrealized gains	$305	$222	$60

Total income from securities	$3,476	$2,217	$1,711

BMO Financial Group 189th Annual Report 2006 • 99

Notes to Consolidated Financial Statements
Note 4 • Loans, Customers’ Liability under Acceptances and Allowance for Credit Losses
Loans
Loans are recorded at cost net of unearned income and unamortized discounts. Unearned income includes prepaid interest and deferred loan fees. Interest income is recorded on an accrual basis, except for impaired loans, the treatment of which is described below.
     Securities borrowed or purchased under resale agreements represent the amounts we will receive as a result of our commitment to resell securities that we have purchased back to the original seller, on a specified date at a specified price. We account for these instruments as loans.
Loan Fees
The accounting treatment for loan fees varies depending on the transaction. Loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan. Commitment fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees over the commitment period. Loan syndication fees are included in lending fees as the syndication is completed, unless the yield on any loans we retain is less than that of other comparable lenders involved in the financing. In the latter case, an appropriate portion of the syndication fee is recorded as interest income over the term of the loan.
Customers’ Liability under Acceptances
Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have offsetting claims, equal to the amount of the acceptances, against our customers in the event of a call on these commitments. The amount due under acceptances is recorded in other liabilities and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet. Fees earned are recorded in lending fees in our Consolidated Statement of Income.
Impaired Loans
We classify residential mortgages as impaired when payment is contractually 90 days past due, or one year past due if guaranteed by the Government of Canada. Credit card loans are classified as impaired and immediately written off when principal or interest payments are 180 days past due. Consumer instalment and other personal loans are classified as impaired when principal or interest payments are 90 days past due, and are normally written off when they are one year past due.
     Corporate and commercial loans are classified as impaired when we are no longer reasonably assured that principal or interest will be collected on a timely basis, or when payments are 90 days past due, or for fully secured loans, when payments are 180 days past due.
     We do not accrue interest income on loans classified as impaired, and any interest income that is accrued and unpaid is reversed against interest income.
     Payments received on corporate and commercial loans that have been classified as impaired are recorded first to recover collection costs, principal and any previous write-offs or allowances, and then as interest income. Payments received on impaired consumer instalment loans are applied first to outstanding interest and then to the remaining principal.
     A loan will be reclassified back to performing status when it is determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continue to apply.
     From time to time we will restructure a loan due to the poor financial condition of the borrower. If no longer considered impaired, interest on these restructured loans is recorded on an accrual basis.
Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments (as discussed in Note 5). The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.
     The allowance comprises the following two components:
Specific Allowances
These allowances are recorded for specific loans to reduce their book value to the amount we expect to recover. We review our loans and acceptances (other than consumer instalment and credit card loans, which are written off when certain conditions exist, as discussed under impaired loans) on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded. Our review of problem loans is conducted at least quarterly by our account managers, who assess the ultimate collectibility and estimated recoveries on a specific loan based on all events and conditions that the manager believes are relevant to the condition of the loan. This assessment is then reviewed and concurred with by an independent credit officer.
     To determine the amount we expect to recover from an impaired loan, we use the value of the estimated future cash flows discounted at the effective rate inherent in the loan. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability, the expected recovery amount is estimated using either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or an observable market price for the loan. Security can vary by type of loan and may include cash, securities, real property, accounts receivable, guarantees, inventory or other capital assets.
General Allowance
We maintain a general allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with specific loans. Our approach to establishing and maintaining the general allowance is based on the guideline issued by our regulator, the Superintendent of Financial Institutions Canada.
     The general allowance is reviewed on a quarterly basis. A number of factors are considered when determining the appropriate level of the general allowance, including a general allowance model that applies historical expected and unexpected loss rates to current balances with sensitivity to risk ratings, industry sectors and credit products. Model results are then considered along with the level of the existing allowance, as well as management’s judgment regarding portfolio quality, business mix, and economic and credit market conditions.
Provision for Credit Losses
Changes in the value of our loan portfolio due to credit-related losses or recoveries of amounts previously provided for or written off are included in the provision for credit losses in our Consolidated Statement of Income.
Foreclosed Assets
Property or other assets that we have received from borrowers to satisfy their loan commitments are recorded at fair value and are classified as either held for use or held for sale according to management’s intention. Fair value is determined based on market prices where available. Otherwise, fair value is determined using other methods, such as analysis of discounted cash flows or market prices for similar assets.

100 • BMO Financial Group 189th Annual Report 2006

Notes to Consolidated Financial Statements
Loans, including customers’ liability under acceptances and allowance for credit losses by category, are as follows:

(Canadian $ in millions)	Gross amount		Specific allowance		General allowance		Net amount

	2006	2005	2006	2005	2006	2005	2006	2005

Residential mortgages	$63,321	$60,871	$5	$5	$23	$15	$63,293	$60,851
Credit card, consumer instalment and other personal loans	34,049	32,577	1	1	340	444	33,708	32,132
Business and government loans	56,030	47,803	147	163	506	473	55,377	47,167
Securities borrowed or purchased under resale agreements	31,429	28,280	—	—	—	—	31,429	28,280

Subtotal	184,829	169,531	153	169	869	932	183,807	168,430

Customers’ liability under acceptances	7,223	5,934	—	—	36	27	7,187	5,907

Total	$192,052	$175,465	$153	$169	$905	$959	$190,994	$174,337

By geographic region (1):
Canada	$139,223	$128,184	$96	$97	$555	$590	$138,572	$127,497
United States	50,227	45,287	53	66	350	369	49,824	44,852
Other countries	2,602	1,994	4	6	—	—	2,598	1,988

Total	$192,052	$175,465	$153	$169	$905	$959	$190,994	$174,337

(1) Geographic region is based upon the country of ultimate risk.
Loans are presented net of unearned income of $176 million and $158 million as at October 31,
2006 and 2005, respectively.
No restructured loans were classified as performing during the year ended October 31, 2006
($2 million in 2005). No restructured loans were written off in the years ended October 31, 2006 and 2005.
Included in loans as at October 31, 2006 are $53,750 million ($47,828 million in 2005) of loans denominated in U.S. dollars and $1,101 million ($265 million in 2005) of loans denominated in other foreign currencies.

Impaired loans, including customers’ liability under acceptances and the related allowances, are as follows:

	Gross impaired		Specific		Net of specific
(Canadian $ in millions)	amount		allowance		allowance

	2006	2005	2006	2005	2006	2005

Residential mortgages	$115	$92	$5	$5	$110	$87
Consumer instalment and other personal loans	48	39	1	1	47	38
Business and government loans	503	673	147	163	356	510

Total	$666	$804	$153	$169	$513	$635

By geographic region (1):
Canada	$391	$383	$96	$97	$295	$286
United States	260	397	53	66	207	331
Other countries	15	24	4	6	11	18

Total	$666	$804	$153	$169	$513	$635

(1) Geographic region is based upon the country of ultimate risk.
Fully secured loans with past due amounts between 90 and 180 days that we have not classified as impaired totalled $47 million and $51 million as at October 31, 2006 and 2005, respectively.

No impaired loans were foreclosed during the years ended October 31, 2006 and 2005.
     Our average gross impaired loans and acceptances were $729 million for the year ended October 31, 2006 ($1,011 million in 2005). Our average impaired loans, net of the specific allowance, were $552 million for the year ended October 31, 2006 ($738 million in 2005).
     During the years ended October 31, 2006, 2005 and 2004, we would have recorded additional interest income of $45 million, $65 million and $68 million, respectively, if we had not classified any loans as impaired. Cash interest income on impaired loans of $nil, $nil and $1 million was received during the years ended October 31, 2006, 2005 and 2004, respectively.
Concentration of Credit Risk
We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments.
     Concentrations of credit risk exist if a number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate a related sensitivity of our performance to developments affecting a particular counterparty, industry or geographic location.
     Information about our credit risk exposure is provided above in the classification of our loan assets both by type of loan and by geographic region.

BMO Financial Group 189th Annual Report 2006 • 101

Notes to Consolidated Financial Statements
A continuity of our allowance for credit losses is as follows:

(Canadian $in millions)	Specific allowance			General allowance			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004

Balance at beginning of year	$169	$298	$611	$959	$1,010	$1,180	$1,128	$1,308	$1,791
Provision for credit losses	211	219	67	(35)	(40)	(170)	176	179	(103)
Recoveries	112	67	131	—	—	—	112	67	131
Write-offs	(338)	(419)	(470)	—	—	—	(338)	(419)	(470)
Foreign exchange and other	(1)	4	(41)	(19)	(11)	—	(20)	(7)	(41)

Balance at end of year	$153	$169	$298	$905	$959	$1,010	$1,058	$1,128	$1,308

Note 5 • Other Credit Instruments

We use other off-balance sheet credit instruments as a method of meeting the financial needs of our customers. Summarized below are the types of instruments that we use:
•	Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of our customers if our customers are unable to make the required payments or meet other contractual requirements;
•	Securities lending represents our credit exposure when we lend our securities, or our customers’ securities, to third parties should the securities borrower default on its redelivery obligation;
•	Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities; and
•	Commitments to extend credit represent our commitment to our customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to meeting certain conditions.
The contractual amount of our other credit instruments represents the maximum undiscounted potential credit risk if the counter-party does not perform according to the terms of the contract, before possible recoveries under recourse and collateral provisions. Collateral requirements for these instruments are consistent with collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of our likely credit exposure or liquidity requirements for these commitments.
     We strive to limit credit risk by dealing only with counter-parties that we believe are creditworthy, and we manage our credit risk for other credit instruments using the same credit risk process that is applied to loans and other credit assets.
     The risk-weighted equivalent values of our other credit instruments are determined based on the rules for capital adequacy of the Superintendent of Financial Institutions Canada. The risk-weighted equivalent value is used in the ongoing assessment of our capital adequacy ratios.

Summarized information related to various commitments is as follows:

(Canadian $ in millions)	2006		2005
	Contract	Risk-weighted	Contract	Risk-weighted
	amount	equivalent	amount	equivalent

Credit Instruments
Standby letters of credit and guarantees	$11,007	$7,542	$12,755	$8,695
Securities lending	690	21	810	51
Documentary and commercial letters of credit	1,621	207	974	87
Commitments to extend credit — Original maturity of one year and under	79,560	—	70,695	—
— Original maturity of over one year	28,104	13,543	24,411	11,909

Total	$120,982	$21,313	$109,645	$20,742

Commitments to extend credit in respect of consumer instalment and credit card loans are excluded as the lines are revocable at our discretion.

Note 6 • Guarantees

Guarantees include contracts where we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. In addition, contracts under which we may be required to make payments if a third party fails to perform under the terms of a contract and contracts under which we provide indirect guarantees of the indebtedness of another party are considered guarantees.
     In the normal course of business we enter into a variety of guarantees, the most significant of which are as follows:
Standby Letters of Credit and Guarantees
Standby letters of credit and guarantees, as discussed in Note 5, are considered guarantees. The maximum amount payable under standby letters of credit and guarantees was $11,007 million as at October 31, 2006 ($12,755 million in 2005). Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. In most cases, these commitments expire within three years without being drawn upon.
     No amount was included in our Consolidated Balance Sheet as at October 31, 2006 and 2005 related to these standby letters of credit and guarantees.
Backstop Liquidity Facilities
Commitments to extend credit, as discussed in Note 5, include backstop liquidity facilities. Backstop liquidity facilities are provided to asset-backed commercial paper programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access commercial paper markets or, in limited circumstances, when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy. Where warranted, we provide partial credit enhancement facilities to transactions within asset-backed commercial paper programs administered by us to ensure a high investment grade credit rating is achieved for notes issued by the programs. The maximum potential payments under these backstop liquidity facilities totalled $42,743 million as at October 31, 2006 ($38,491 million in 2005).

102 • BMO Financial Group 189th Annual Report 2006

Notes to Consolidated Financial Statements

Of these amounts, $4,088 million as at October 31, 2006 related to credit enhancement facilities ($3,331 million in 2005). Credit enhancement was also provided in the form of program letters of credit; $181 million and $192 million were included in standby letters of credit and guarantees as at October 31, 2006 and 2005, respectively. The facilities’ terms are generally no longer than one year, but can be several years. None of the backstop liquidity facilities or credit enhancement facilities that we have provided have been drawn upon.
     No amount was included in our Consolidated Balance Sheet as at October 31, 2006 and 2005 related to these facilities.
Derivatives
Certain of our derivative instruments meet the accounting definition of a guarantee when we believe they are related to an asset, liability or equity security held by the guaranteed party at the inception of a contract.
     Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps was equal to their notional amount of $23,657 million as at October 31, 2006 ($17,940 million in 2005). The terms of these contracts range from one month to 10 years. The fair value of the related derivative liabilities included in derivative financial instruments in our Consolidated Balance Sheet was $19 million as at October 31, 2006 ($37 million in 2005).
     Written options include contractual agreements that convey to the purchaser the right, but not the obligation, to require us to buy a specific amount of a currency, commodity, debt or equity instrument at a fixed price, either at a fixed future date or at any time within a fixed future period. The maximum amount payable under these written options cannot be reasonably estimated due to the nature of these contracts. The terms of these contracts range from one month to eight years. The fair value of the related derivative liabilities included in derivative financial instruments in our Consolidated Balance Sheet was $2,407 million as at October 31, 2006 ($606 million in 2005).
     Written options also include contractual agreements where we agree to pay the purchaser, based on a specified notional amount, the difference between a market price or rate and the strike price or rate of the underlying instrument. The maximum amount payable under these contracts is not determinable due to their nature. The terms of these contracts range from one month to 25 years. The fair value of the related derivative liabilities included in derivative financial instruments in our Consolidated Balance Sheet was $114 million as at October 31, 2006 ($158 million in 2005).
     In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.
Indemnification Agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements and leasing transactions. These indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third-party claims that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. During the year ended October 31, 2005, we made one payment of US$25 million related to a claim against a company we acquired in 2002.
     No material amount was included in our Consolidated Balance Sheet as at October 31, 2006 and 2005 related to these indemnifications.

Note 7 • Asset Securitization

Periodically, we securitize loans for capital management purposes or to obtain alternate sources of funding. Securitization involves selling loans to off-balance sheet entities or trusts (securitization vehicles), which buy the loans and then issue interest bearing investor certificates.
     Contracts with the securitization vehicles provide for the payment to us over time of the excess of the sum of interest and fees collected from customers, in connection with the loans that were sold, over the yield paid to investors in the securitization vehicle, less credit losses and other costs (the “deferred purchase price”).
     When the loans are considered sold for accounting purposes, we remove them from our Consolidated Balance Sheet.
     We account for transfers to securitization vehicles as sales when control over the loans is given up and consideration other than notes issued by the securitization vehicle has been received. We recognize securitization revenues at the time of the sale, based on our best estimate of the net present value of expected future cash flows, primarily the deferred purchase price, net of our estimate of the fair value of any servicing obligations undertaken. The deferred purchase price is recorded in our Consolidated Balance Sheet in investment securities. A servicing liability is recognized only for securitizations where we do not receive adequate compensation for servicing the transferred loans. It is recorded in our Consolidated Balance Sheet in other liabilities. A servicing liability is recorded in securitization revenues over the term of the transferred loan.
     For some of our securitizations, we are required to purchase subordinated interests or to maintain cash amounts deposited with the securitization vehicle that are considered retained interests in the securitized assets. This provides the securitization vehicle with a source of funds in the event that the sum of interest and fees collected on the loans is not sufficient to pay the interest owed to investors. We record these retained interests at their original carrying amounts in investment securities in our Consolidated Balance Sheet. These interests, together with our deferred purchase price, represent our exposure with respect to these securitizations. Investors have no further recourse against us in the event that cash flows from the transferred loans are inadequate to service the interest related to the investor certificates.
     On a quarterly basis, we compare the carrying value of assets on our Consolidated Balance Sheet arising from our securitizations to their fair value, determined based on discounted cash flows. When we identify a decline in value, the affected carrying value amount is written down to its fair value. Any write-down is recorded in our Consolidated Statement of Income as a reduction in securitization revenues.
     During the year ended October 31, 2006, we securitized residential mortgages totalling $3,629 million ($3,137 million in 2005) for total cash proceeds of $3,569 million ($3,130 million in 2005) and recognized a loss of $1 million (gain of $30 million in 2005). There are no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded deferred purchase price of $111 million ($123 million in 2005) and servicing liability of $28 million ($24 million in 2005) in our Consolidated Balance Sheet when these loans were securitized.
     During the year ended October 31, 2006, we securitized credit card loans totalling $1,500 million for total cash proceeds of $1,425 million and recognized a gain of $27 million. We retained responsibility for servicing these credit card loans. We recorded deferred purchase price of $36 million, investment in securitization vehicle of $73 million and servicing liability of $6 million when these credit card loans were securitized.

BMO Financial Group 189th Annual Report 2006 • 103

Notes to Consolidated Financial Statements

     The key weighted-average assumptions used to value the deferred purchase price for these securitizations were as follows:

	Residential mortgages		Credit card loans
	2006	2005	2006	2005

Weighted-average term (years)	4.6	4.7	1.0	—
Prepayment rate	9.36%	10.97%	41.04%	—
Interest rate	4.95%	4.76%	19.98%	—
Discount rate	4.32%	3.41%	10.97%	—

The impact of securitizations on our Consolidated Statement of Income for the three years ended October 31 was as follows:

				Consumer instalment
(Canadian $ in millions)	Residential mortgages			and other personal loans			Credit card loans			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004

Gain (loss) on sales of loans from new securitizations	$(1)	$30	$17	$—	$—	$—	$27	$—	$—	$26	$30	$17
Gain on sales of new loans sold to existing securitization vehicles	22	32	37	—	—	1	21	20	72	43	52	110
Other securitization revenue	(22)	3	8	13	4	(2)	10	1	28	1	8	34
Amortization of servicing liability	30	23	16	—	—	—	—	—	—	30	23	16

Total	$29	$88	$78	$13	$4	$(1)	$58	$21	$100	$100	$113	$177

Cash flows received from securitization vehicles for the three years ended October 31 were as follows:

				Consumer instalment
(Canadian $ in millions)	Residential mortgages			and other personal loans			Credit card loans			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004

Proceeds from new securitizations	$3,569	$3,130	$1,382	$—	$—	$—	$1,425	$—	$—	$4,994	$3,130	$1,382
Proceeds from collections reinvested in existing securitization vehicles	1,770	1,895	2,667	—	—	54	1,236	1,343	4,941	3,006	3,238	7,662
Servicing fees collected	15	8	4	—	—	—	5	6	21	20	14	25
Receipt of deferred purchase price	93	88	78	—	—	5	25	20	85	118	108	168

The impact of securitizations on our Consolidated Balance Sheet as at October 31, 2006 and 2005 was as follows:

			Consumer instalment
(Canadian $ in millions)	Residential mortgages		and other personal loans		Credit card loans		Total
	2006	2005	2006	2005	2006	2005	2006	2005

Retained interests
Investment in securitization vehicles	$—	$—	$6	$27	$73	$—	$79	$27
Deferred purchase price	238	213	—	—	40	4	278	217
Cash deposits with securitization vehicles	12	12	—	—	—	—	12	12
Servicing liability	62	50	—	—	6	—	68	50

Credit Information
Information related to principal amounts, impaired amounts and net credit losses for all loans reported and securitized is as follows:

(Canadian $ in millions)	2006			2005
	Total	Impaired	Net	Total	Impaired	Net
	loans	loans	write-offs(1)	loans	loans	write-offs(1)

Residential mortgages	$74,330	$135	$7	$69,801	$110	$4
Consumer instalment and other personal loans	30,428	37	72	28,118	31	69
Credit card loans	5,381	11	128	4,898	9	147
Business and government loans	56,030	503	26	47,803	673	155
Securities borrowed or purchased under resale agreements	31,429	—	—	28,280	—	—

Total loans	197,598	686	233	178,900	823	375
Less loans securitized:
Residential mortgages	11,009	20	—	8,930	18	—
Consumer instalment and other personal loans	10	—	2	189	—	17
Credit card loans	1,750	—	5	250	1	6

Total loans reported in the Consolidated Balance Sheet	$184,829	$666	$226	$169,531	$804	$352

(1)	Net write-offs represent write-offs in the year net of recoveries on loans previously written off.

Our credit exposure to securitized assets as at October 31, 2006 was limited to our deferred purchase price of $278 million ($217 million in 2005), certain cash deposits of $12 million ($12 million in 2005) and investments in securitization vehicles of $79 million ($27 million in 2005).

104 • BMO Financial Group 189th Annual Report 2006

Notes to Consolidated Financial Statements

     Static pool credit losses provide a measure of the credit risk in our securitized assets. They are calculated by totalling actual and projected future credit losses and dividing the result by the original balance of each pool of assets. Static pool credit losses for the two years ended October 31 were as follows:

	2006	2005

Residential mortgages (1)	na	na
Consumer instalment and other personal loans	2.65%	3.13%
Credit card loans	0.46%	0.43%

(1)	Static pool losses are not applicable to residential mortgages as the mortgages are insured.
na — not applicable
Sensitivity Analysis
The following table outlines the key economic assumptions used in measuring the deferred purchase price and the sensitivity of the current value of the deferred purchase price as at October 31, 2006 to immediate 10% and 20% adverse changes in those assumptions. The sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of changes in the other key variables. Actual experience may result in changes in a number of key assumptions simultaneously. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

		Consumer
		instalment
	Residential	and other	Credit card
(Canadian $ in millions, except as noted)	mortgages	personal loans	loans

Carrying value of deferred purchase price	$ 238	$ —	$ 40

Fair value of deferred purchase price	$ 241	$ —	$ 40

Weighted average life (in years)	3.33	0.24	0.17
Prepayment rate (%)	8.0–27.94	4.0	99.84
Impact of:10% adverse change ($)	1.5–3.3	—	0.4
20% adverse change ($)	3.0–6.6	—	0.7

Interest rate (%)	0.52–2.27	—	9.92
Impact of:10% adverse change ($)	6.3–19.3	—	0.4
20% adverse change ($)	12.7–38.6	—	0.9

Expected credit losses (%)	—	5.0–6.0	1.9
Impact of:10% adverse change ($)	0.1–0	—	0.1
20% adverse change ($)	0.2–0	—	0.2

Discount rate (%)	4.14–10.97	10.97	10.97
Impact of:10% adverse change ($)	0.7–1.1	—	—
20% adverse change ($)	1.3–2.3	—	—

Note 8 • Variable Interest Entities

Change in Accounting Policy
On November 1, 2004, we adopted the CICA’s new accounting requirements on the consolidation of variable interest entities (“VIEs”). VIEs include entities where the equity is considered insufficient to finance the entity’s activities or for which the equity holders do not have a controlling financial interest. The new rules require that we consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by standard setters. We consolidated our customer securitization vehicles as at November 1, 2004. Results for prior periods were not restated for this change. On April 29, 2005, we completed the restructuring of our customer securitization vehicles. As a result of the restructuring, we are no longer exposed to the majority of their expected losses or able to benefit from a majority of their residual returns, and the vehicles have been deconsolidated.
     During the year ended October 31, 2006, we adopted new accounting guidance that provides additional clarification on VIEs and their consolidation requirements. There was no material impact on our consolidated financial statements as a result of this accounting guidance.
Customer Securitization Vehicles
Customer securitization vehicles (also referred to as multi-seller conduits) assist our customers with the securitization of their assets to provide them with alternate sources of funding. These vehicles provide clients with access to financing in the commercial paper markets by allowing them to sell their assets into these vehicles, which then issue commercial paper to investors to fund the purchases. The seller continues to service the transferred assets. If there are losses on the assets, the seller is the first to take the loss. We do not sell assets to or service the assets held by these customer securitization vehicles. We earn fees for providing services related to the securitizations, including liquidity, distribution and servicing fees for supporting the ongoing operations of the vehicles.
     In general, investors in the commercial paper have recourse only to the assets of the related VIE and do not have recourse to us, unless we have provided credit support for the investors or entered into a derivative transaction involving the VIE.
     We provide liquidity and credit support to these vehicles either through backstop liquidity facilities or in the form of letters of credit and other guarantees. The total contractual amount of this support was $32,603 million as at October 31, 2006 ($28,125 million in 2005). Of these amounts, $634 million as at October 31, 2006 ($567 million in 2005) related to credit support. None of these facilities were drawn upon as at October 31, 2006 and 2005.
     Derivatives contracts entered into with these vehicles enable the vehicles to manage their exposures to interest and foreign exchange rate fluctuations. The fair value of derivatives outstanding with these VIEs and recorded in our Consolidated Balance Sheet was a derivative liability of $5 million as at October 31, 2006 (derivative asset of $6 million in 2005).
     Beginning November 1, 2004, we consolidated our customer securitization vehicles. The impact of consolidation on our Consolidated Balance Sheet as at November 1, 2004 was an increase in other assets of $21,160 million, a decrease in derivative financial instrument assets of $67 million, an increase in other liabilities of $21,150 million, a decrease in derivative financial instrument liabilities of $15 million and a decrease in opening retained earnings of $42 million.
     The impact on opening retained earnings arose because interest rate swaps held by our VIEs to hedge their exposure to interest rate risk did not qualify for hedge accounting prior to consolidation. As a result, the mark-to-market adjustments on those derivatives from their inception to November 1, 2004 would have been recognized in income. Since the new rules require us to reflect the results of the consolidated VIEs as if they had always been consolidated, without restatement of prior periods, the amount of mark-to-market losses prior to November 1, 2004 was recognized through our opening retained earnings. This adjustment was being amortized to income over the remaining life of the swaps. These derivatives qualified for hedge accounting after we started consolidating the VIEs.
     On April 29, 2005, we completed the restructuring of our customer securitization vehicles by either terminating or changing the terms of our swaps with the VIEs and amending some of the rights of noteholders in the VIEs. As a result they no longer meet the criteria for consolidation. The impact on our Consolidated Statement of Income of deconsolidating these vehicles on April 29, 2005 was an increase in non-interest revenue, other of $44 million, an increase in income taxes of $7 million and an increase in net income of $37 million, representing the reversal of the unamortized mark-to-market losses on swaps that had been charged against opening retained earnings.

BMO Financial Group 189th Annual Report 2006 • 105

Notes to Consolidated Financial Statements

Structured Finance Vehicles
We facilitate development of investment products by third parties including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivatives with these funds to provide the investors their desired exposure and hedge our exposure from these derivatives by investing in other funds. We consolidate those VIEs in which our participation in the derivative or our investment in other funds exposes us to a majority of the expected losses or residual returns, or both. Assets held by the VIEs in which we have a significant variable interest but we do not consolidate totalled $417 million as at October 31, 2006 ($483 million in 2005). Our maximum exposure to loss from VIEs related to this activity is limited to the amount of our investment, which totalled $128 million as at October 31, 2006 ($153 million in 2005).
Bank Securitization Vehicles
We use bank securitization vehicles to securitize our loans either for capital management purposes or to obtain alternate sources of funding. The structure of these vehicles limits the types of activities they can undertake and the types of assets they can hold, and they have limited decision-making authority. We are not required to consolidate our bank securitization vehicles. More information on our rights and obligations related to these vehicles can be found in Note 7. In addition to the interests described in Note 7, we also provide liquidity support to our bank securitization vehicles for up to 100% of the commercial paper outstanding. The total contract amount of the liquidity support was $5,000 million and $5,000 million as at October 31, 2006 and 2005, respectively. No amount was drawn at October 31, 2006 and 2005.
Credit Investment Management Vehicles
Credit investment management vehicles provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We earn investment management fees for managing these portfolios.
     We hold an interest in High Grade Structured Investment Vehicles (“SIVs”) and act as asset manager. Assets held by these SIVs totalled $28,892 million as at October 31, 2006 ($21,886 million in 2005).
     Our exposure to loss relates to our investments in these vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through standby letters of credit and/or commitments to extend credit. Our investment in the SIVs, which is recorded in investment securities in our Consolidated Balance Sheet, was $76 million as at October 31, 2006 ($146 million in 2005). The fair value of our derivative contracts outstanding with the SIVs and recorded in our Consolidated Balance Sheet was a derivative liability of $18 million as at October 31, 2006 ($24 million in 2005). The total contract amount of letters of credit and commitments to extend credit was $184 million as at October 31, 2006 ($189 million in 2005); no amounts were drawn at October 31, 2006 and 2005. We are not required to consolidate these SIVs.
Compensation Trusts
We have established trusts in order to administer our employee share ownership plan. Under this plan, we match 50% of employees’ contributions when they choose to contribute a portion of their gross salary toward the purchase of our common shares. Our matching contributions are paid into trusts, which purchase our shares on the open market for payment to employees once employees are entitled to the shares under the terms of the plan. We are not required to consolidate these compensation trusts.
Other VIEs
We are involved with other entities that may potentially be VIEs. This involvement can include, for example, acting as a derivatives counterparty, liquidity provider, investor, fund manager or trustee. These activities do not cause us to be exposed to a majority of the expected losses of these VIEs or allow us to benefit from a majority of their expected residual returns. As a result, we are not required to consolidate these VIEs. Transactions with these VIEs are conducted at market rates, and individual credit or investment decisions are based upon the analysis of the specific VIE, taking into consideration the quality of underlying assets. We record and report these transactions in the same manner as other transactions. For example, derivative contracts are recorded in accordance with our derivatives accounting policy as outlined in Note 9. Liquidity facilities are described in Note 6.

Note 9 • Derivative Financial Instruments

Derivative financial instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates or other financial or commodity prices or indices.
     Derivative instruments are either regulated exchange-traded contracts or negotiated over-the-counter contracts. We use these instruments for trading purposes, as well as to manage our exposures, mainly to currency and interest rate fluctuations, as part of our asset/liability management program.
Types of Derivatives
Swaps
Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:
     Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.
     Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.
     Cross-currency interest rate swaps – fixed and floating rate interest payments and principal amounts are exchanged in different currencies.
     Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.
     Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or a group of equity securities.
     Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.
     The main risks associated with these instruments are related to the exposure to movements in interest rates, foreign exchange rates, credit quality, securities values or commodities prices, as applicable, and the possible inability of counterparties to meet the terms of the contracts.
Forwards and Futures
Forwards and futures are contractual agreements to either buy or sell a specified amount of a currency, commodity or security at a specific price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.
     The main risks associated with these instruments arise from the possible inability of over-the-counter counterparties to meet the terms of the contracts and from movements in commodities prices, securities values, interest rates and foreign exchange rates, as applicable.

106 • BMO Financial Group 189th Annual Report 2006

Notes to Consolidated Financial Statements

Options
Options are contractual agreements that convey to the buyer the right but not the obligation to either buy or sell a specified amount of a currency, commodity or security at a fixed future date or at any time within a fixed future period.
     For options written by us, we receive a premium from the purchaser for accepting market risk.
     For options purchased by us, we pay a premium for the right to exercise the option. Since we have no obligation to exercise the option, our primary exposure to risk is the potential credit risk if the writer of an over-the-counter contract fails to fulfill the conditions of the contract.
     Caps, collars and floors are specialized types of written and purchased options. They are contractual agreements where the writer agrees to pay the purchaser, based on a specified notional amount, the difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.
Uses of Derivatives
Trading Derivatives
Trading derivatives are derivatives entered into with customers to accommodate their risk management needs, derivatives transacted to generate trading income from our own proprietary trading positions and certain derivatives that do not qualify as hedges for accounting purposes (“economic hedges”).
     We structure and market derivative products to customers to enable them to transfer, modify or reduce current or expected risks.
     Proprietary activities include market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products.
     We may also take proprietary trading positions in various capital market instruments and derivatives that, taken together, are designed to profit from anticipated changes in market factors.
     Trading derivatives are marked to market. Realized and unrealized gains and losses are recorded in trading revenues in our Consolidated Statement of Income. Unrealized gains on trading derivatives are recorded as derivative financial instrument assets and unrealized losses are recorded as derivative financial instrument liabilities in our Consolidated Balance Sheet.
Hedging Derivatives
In accordance with our risk management strategy, we enter into various derivative contracts to hedge our interest rate and foreign currency exposures.
Risks Hedged
Interest Rate Risk
We manage interest rate risk through interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, firm commitment, or a specific pool of transactions with similar risk characteristics.
     Fair value hedges modify exposure to changes in a fixed rate instrument’s fair value caused by changes in interest rates. These hedges convert fixed rate assets and liabilities to floating rate. Our fair value hedges include hedges of fixed rate commercial and personal loans, securities, deposits and subordinated debt. We did not hedge any firm commitments during the year.
     Cash flow hedges modify exposure to variability in cash flows for variable rate interest bearing instruments. Our cash flow hedges, which have a maximum term of 11 years, are primarily hedges of floating rate deposits as well as commercial and personal loans.
     In order for an interest rate derivative to qualify as a hedge, the hedge relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how effectiveness is being assessed. Changes in the fair value of the derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items or changes in the amount of future cash flows. Hedge effectiveness is evaluated at the inception of the hedge relationship and on an ongoing basis, both retrospectively and prospectively, primarily using quantitative statistical measures of correlation. If a hedge relationship is found to be no longer effective, or if the designated hedged item matures or is sold, extinguished or terminated, the derivative is reclassified as trading. Subsequent changes in the fair value of hedging derivatives reclassified as trading are reported in trading revenues.
     Swaps and options that qualify for hedge accounting are accounted for on an accrual basis. Interest income received and interest expense paid on interest rate swaps are accrued and recorded as an adjustment to the yield of the item being hedged over the term of the hedge contract. Premiums paid on purchased options are amortized to interest expense over the term of the contract. Accrued interest receivable and payable and deferred gains and losses are recorded as derivative financial instrument assets or liabilities in our Consolidated Balance Sheet, as appropriate. Realized gains and losses from the settlement or early termination of hedge contracts or a hedging relationship are deferred and amortized over the remaining term of the hedge.
Foreign Currency Risk
We manage foreign currency risk through cross-currency swaps. Cross-currency swaps are marked to market, with realized and unrealized gains and losses recorded in non-interest revenue, consistent with the accounting treatment for gains and losses on the economically hedged item.
     We also periodically hedge U.S. dollar earnings through forward foreign exchange contracts to minimize fluctuations in our Canadian dollar earnings due to the translation of our U.S. dollar earnings. These contracts are marked to market, with gains and losses recorded as non-interest revenue in foreign exchange, other than trading.
Future Change in Accounting Policy
As discussed in Note 1, we will adopt the CICA’s new accounting requirements that will change our accounting policy for hedging derivatives beginning November 1, 2006. The requirements for identification, designation and documentation of hedging relationships are unchanged.
     The new rules will require us to record all of our hedging derivatives at fair value. Changes in the fair value of hedging derivatives will be either offset in our Consolidated Statement of Income against the changes in the fair value of the asset, liability or cash flow being hedged, or recorded in a new section of shareholders’ equity called other comprehensive income. If the change in fair value of the derivative is not completely offset by the change in fair value of the item it is hedging, the difference will be recorded immediately in our Consolidated Statement of Income.
     The impact of remeasuring our hedging derivatives at fair value on November 1, 2006 will be recognized in opening retained earnings and opening accumulated other comprehensive income, as appropriate. Results for prior periods will not be restated. We are determining the impact that these changes in accounting policy will have on our consolidated financial statements once adopted, based on recently released transitional guidance.
Fair Value
Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value for exchange-traded derivatives is considered to be the price quoted on derivatives exchanges. Fair value for over-the-counter derivatives is determined using zero coupon valuation techniques further adjusted for credit, model and liquidity risks, as well as administration costs. Zero coupon curves are created using generally accepted valuation techniques from underlying instruments such as cash, bonds and futures observable in the market.

BMO Financial Group 189th Annual Report 2006 • 107

Notes to Consolidated Financial Statements

Option implied volatilities, an input into the valuation model, are either obtained directly from market sources or calculated from market prices.
Fair values of our derivative financial instruments are as follows:

(Canadian $ in millions)	2006			2005
	Gross	Gross		Gross	Gross
	assets	liabilities	Net	assets	liabilities	Net

Trading
Interest Rate Contracts
Swaps	$7,335	$(7,929)	$(594)	$8,431	$(8,820)	$(389)
Forward rate agreements	114	(79)	35	101	(89)	12
Futures	24	(3)	21	1	(5)	(4)
Purchased options	1,274	—	1,274	1,504	(4)	1,500
Written options	—	(1,144)	(1,144)	—	(1,292)	(1,292)
Foreign Exchange Contracts
Cross-currency swaps	1,408	(930)	478	1,342	(831)	511
Cross-currency interest rate swaps	3,076	(2,934)	142	3,240	(2,437)	803
Forward foreign exchange contracts	797	(1,059)	(262)	874	(1,218)	(344)
Purchased options	67	—	67	99	—	99
Written options	—	(73)	(73)	—	(91)	(91)
Commodity Contracts
Swaps	3,713	(3,486)	227	6,221	(5,539)	682
Futures	—	—	—	121	—	121
Purchased options	12,115	—	12,115	8,895	—	8,895
Written options	—	(12,684)	(12,684)	—	(8,087)	(8,087)
Equity Contracts	312	(920)	(608)	485	(301)	184
Credit Contracts	169	(188)	(19)	129	(129)	—

Total fair value/book value — trading derivatives	$30,404	$(31,429)	$(1,025)	$31,443	$(28,843)	$2,600

Average fair value (1)	$31,300	$(30,142)	$1,158	$25,848	$(24,195)	$1,653

Hedging
Interest Rate Contracts
Cash flow hedges — swaps	$63	$(117)	$(54)	un	un	un
Fair value hedges — swaps	7	(1)	6	un	un	un

Total swaps	$70	$(118)	$(48)	$293	$(158)	$135

Cash flow hedges — purchased options	$7	$—	$7	un	$—	un

Total purchased options	$7	$—	$7	$23	$—	$23

Fair value hedges — written options	$—	$(9)	$(9)	un	un	un

Total fair value — hedging derivatives (2)	$77	$(127)	$(50)	$316	$(158)	$158

Total book value — hedging derivatives	$7	$(17)	$(10)	$74	$(25)	$49

Average fair value (1)	$133	$(222)	$(89)	$355	$(294)	$61

Total fair value	$30,481	$(31,556)	$(1,075)	$31,759	$(29,001)	$2,758

Less: Net impact of master netting agreements	$(16,644)	$16,644	$—	$(16,937)	$16,937	$—

Total	$13,837	$(14,912)	$(1,075)	$14,822	$(12,064)	$2,758

Certain comparative figures have been reclassified to conform with the current year’s presentation.
(1)	Average fair value amounts are calculated using a five-quarter rolling average.
(2)	The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments or future cash flows.
un — information is unavailable for the comparative year.
Assets are shown net of liabilities to customers where we have an enforceable right to offset amounts and we intend to settle contracts on a net basis.
Included in foreign exchange contracts is $nil as at October 31, 2006 ($nil in 2005) related to gold contracts.

Derivative financial instruments recorded in our Consolidated Balance Sheet are as follows:

(Canadian $ in millions)	Assets		Liabilities
	2006	2005	2006	2005

Fair value of trading derivatives	$30,404	$31,443	$31,429	$28,843
Book value of hedging derivatives	7	74	17	25

Total	$30,411	$31,517	$31,446	$28,868

108 • BMO Financial Group 189th Annual Report 2006

Notes to Consolidated Financial Statements

Notional Amounts
The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(Canadian $ in millions)	2006				2005
		Hedging
	Trading	Fair value	Cash flow	Total	Trading	Hedging	Total

Interest Rate Contracts
Over-the-counter
Swaps	$932,782	$627	$24,348	$957,757	$717,849	$31,650	$749,499
Forward rate agreements	331,270	—	—	331,270	218,475	—	218,475
Purchased options	109,737	—	4,507	114,244	97,190	5,923	103,113
Written options	129,333	—	—	129,333	125,123	40	125,163

	1,503,122	627	28,855	1,532,604	1,158,637	37,613	1,196,250

Exchange-traded
Futures	204,507	—	—	204,507	181,506	—	181,506
Purchased options	159,975	—	—	159,975	76,481	—	76,481
Written options	141,475	359	—	141,834	57,850	—	57,850

	505,957	359	—	506,316	315,837	—	315,837

Total interest rate contracts	2,009,079	986	28,855	2,038,920	1,474,474	37,613	1,512,087

Foreign Exchange Contracts
Over-the-counter
Cross-currency swaps	10,489	—	—	10,489	9,644	—	9,644
Cross-currency interest rate swaps	72,316	—	—	72,316	58,634	—	58,634
Forward foreign exchange contracts	112,740	—	—	112,740	95,002	—	95,002
Purchased options	7,117	—	—	7,117	5,790	—	5,790
Written options	7,812	—	—	7,812	6,306	—	6,306

	210,474	—	—	210,474	175,376	—	175,376

Exchange-traded
Futures	896	—	—	896	4,015	—	4,015
Purchased options	3,654	—	—	3,654	2,016	—	2,016
Written options	372	—	—	372	675	—	675

	4,922	—	—	4,922	6,706	—	6,706

Total foreign exchange contracts	215,396	—	—	215,396	182,082	—	182,082

Commodity Contracts
Over-the-counter
Swaps	65,030	—	—	65,030	41,977	—	41,977
Purchased options	96,479	—	—	96,479	46,746	—	46,746
Written options	89,796	—	—	89,796	47,619	—	47,619

	251,305	—	—	251,305	136,342	—	136,342

Exchange-traded
Futures	55,339	—	—	55,339	24,329	—	24,329
Purchased options	161,478	—	—	161,478	38,140	—	38,140
Written options	172,790	—	—	172,790	40,610	—	40,610

	389,607	—	—	389,607	103,079	—	103,079

Total commodity contracts	640,912	—	—	640,912	239,421	—	239,421

Equity Contracts
Over-the-counter	23,372	—	—	23,372	19,969	—	19,969
Exchange-traded	8,692	—	—	8,692	8,212	—	8,212

Total equity contracts	32,064	—	—	32,064	28,181	—	28,181

Credit Contracts
Over-the-counter	52,395	—	—	52,395	39,781	—	39,781

Total	$2,949,846	$986	$28,855	$2,979,687	$1,963,939	$37,613	$2,001,552

Certain comparative figures have been reclassified to conform with the current year’s presentation.
Included in the notional amounts is $935 million as at October 31, 2006 ($796 million in 2005) related to the Managed Futures Certificates of Deposit Program. Risk exposures represented by the assets in this program are traded on behalf of customers, with all gains and losses accruing to them.
Included in foreign exchange contracts is $nil as at October 31, 2006 ($4 million in 2005) related to gold contracts.

BMO Financial Group 189th Annual Report 2006 • 109

Notes to Consolidated Financial Statements

Derivative-Related Credit Risk
Over-the-counter derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations. The credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose us to potential credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. The credit risk is represented by the positive fair value of the derivative instrument. We strive to limit credit risk by dealing only with counterparties that we believe are creditworthy, and we manage our credit risk for derivatives using the same credit risk process that is applied to loans and other credit assets.
     We also pursue opportunities to reduce our exposure to credit losses on derivative instruments, including entering into master netting agreements with counterparties. The credit risk associated with favourable contracts is eliminated by master netting agreements, to the extent that unfavourable contracts with the same counterparty cannot be settled before favourable contracts.
     Exchange-traded derivatives have no potential for credit exposure as they are settled net with each exchange.
Terms used in the credit risk table below are as follows:
Replacement cost represents the cost of replacing all contracts that have a positive fair value, using current market rates. It represents in effect the unrealized gains on our derivative instruments. Replacement costs disclosed below represent the net of the asset and liability to a specific counterparty where we have a legally enforceable right to offset the amount owed to us with the amount owed by us and we intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.
Credit risk equivalent represents the total replacement cost plus an amount representing the potential future credit exposure, as outlined in the Capital Adequacy Guideline of the Superintendent of Financial Institutions Canada.
Risk-weighted balance represents the credit risk equivalent, weighted based on the creditworthiness of the counterparty, as prescribed by the Superintendent of Financial Institutions Canada.

(Canadian $ in millions)	2006			2005
	Replacement	Credit risk	Risk-weighted	Replacement	Credit risk	Risk-weighted
	cost	equivalent	balance	cost	equivalent	balance

Interest Rate Contracts
Swaps	$7,405	$12,491	$2,858	$8,724	$12,955	$2,995
Forward rate agreements	114	125	27	101	160	33
Purchased options	1,257	1,620	363	1,501	1,844	414

Total interest rate contracts	8,776	14,236	3,248	10,326	14,959	3,442

Foreign Exchange Contracts
Cross-currency swaps	1,408	2,041	548	1,342	1,911	574
Cross-currency interest rate swaps	3,076	6,478	1,179	3,240	6,142	1,068
Forward foreign exchange contracts	797	2,233	595	874	1,997	586
Purchased options	63	129	44	88	159	58

Total foreign exchange contracts	5,344	10,881	2,366	5,544	10,209	2,286

Commodity Contracts
Swaps	3,713	11,532	4,130	6,221	11,969	4,706
Purchased options	5,717	16,012	5,483	6,316	11,123	4,465

Total commodity contracts	9,430	27,544	9,613	12,537	23,092	9,171

Equity Contracts	312	1,963	662	328	1,776	604

Credit Contracts	169	2,372	542	129	1,740	377

Total derivatives	24,031	56,996	16,431	28,864	51,776	15,880

Impact of master netting agreements	(16,644)	(30,655)	(8,889)	(16,937)	(24,693)	(7,214)

Total	$7,387	$26,341	$7,542	$11,927	$27,083	$8,666

Included in the total are unrealized gains on hedging derivatives, which we include in our Consolidated Balance Sheet on an accrual rather than a mark-to-market basis. The excess of market value over book value for these items was $70 million as at October 31, 2006 ($242 million in 2005).
Total derivatives and impact of master netting agreements for replacement cost do not include exchange-traded derivatives with a positive fair value of $6,450 million as at October 31, 2006 ($2,895 million in 2005).

Transactions are conducted with counterparties in various geographic locations and industries. Set out below is the replacement cost of contracts (before the impact of master netting agreements) with customers located in the following countries, based on country of ultimate risk:

(Canadian $ in millions, except as noted)	2006		2005

Canada	$6,598	28%	$7,853	27%
United States	11,402	47	14,190	49
Other countries (1)	6,031	25	6,821	24

Total	$24,031	100%	$28,864	100%

(1)	No other country represented 10% or more of our replacement cost in either 2006 or 2005.
Certain comparative figures have been reclassified to conform with the current year’s presentation.
110 • BMO Financial Group 189th Annual Report 2006

Notes to Consolidated Financial Statements
Transactions are conducted with various counterparties. Set out below is the replacement cost of contracts (before the impact of master netting agreements) with customers in the following industries:

	Interest rate		Foreign exchange		Commodity		Equity		Credit
(Canadian $ in millions)	contracts		contracts		contracts		contracts		contracts
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Financial institutions	$7,425	$8,852	$2,105	$2,021	$4,908	$3,882	$119	$163	$163	$125
Natural resources	18	29	58	98	4,371	8,122	—	—	—	—
Governments	585	643	1,953	2,118	12	232	—	—	—	—
Other	748	802	1,228	1,307	139	301	193	165	6	4

Total	$8,776	$10,326	$5,344	$5,544	$9,430	$12,537	$312	$328	$169	$129

Certain comparative figures have been reclassified to conform with the current year’s presentation.
Term to Maturity
Our derivative contracts have varying maturity dates. The remaining contractual term to maturity for the notional amounts of our derivative contracts is set out below:

(Canadian $ in millions)	Term to maturity					2006	2005
						Total	Total
	Within	1 to 3	3 to 5	5 to 10	Over 10	notional	notional
	1 year	years	years	years	years	amount	amount

Interest Rate Contracts
Swaps	$279,209	$294,224	$189,402	$157,783	$37,139	$957,757	$749,499
Forward rate agreements, futures and options	919,862	98,945	36,308	23,240	2,808	1,081,163	762,588

Total interest rate contracts	1,199,071	393,169	225,710	181,023	39,947	2,038,920	1,512,087

Foreign Exchange Contracts
Cross-currency swaps	909	1,554	2,246	3,461	2,319	10,489	9,644
Cross-currency interest rate swaps	16,221	19,138	19,614	13,769	3,574	72,316	58,634
Forward foreign exchange contracts, futures and options	117,665	9,084	5,322	506	14	132,591	113,804

Total foreign exchange contracts	134,795	29,776	27,182	17,736	5,907	215,396	182,082

Commodity Contracts
Swaps	36,685	24,559	3,339	447	—	65,030	41,977
Futures and options	399,332	166,586	9,847	117	—	575,882	197,444

Total commodity contracts	436,017	191,145	13,186	564	—	640,912	239,421

Equity Contracts	20,880	2,348	3,717	4,253	866	32,064	28,181

Credit Contracts	7,039	16,968	21,736	6,593	59	52,395	39,781

Total	$1,797,802	$633,406	$291,531	$210,169	$46,779	$2,979,687	$2,001,552

Note 10 • Premises and Equipment

We record all premises and equipment at cost less accumulated amortization except land, which is recorded at cost. Buildings, computer equipment and software, other equipment and leasehold improvements are amortized on a straight-line basis over their estimated useful lives. The maximum estimated useful lives we use to amortize our assets are:

Buildings	40 years
Computer equipment and software	15 years
Other equipment	10 years
Leasehold improvements	Lease term to a maximum of 10 years

(Canadian $ in millions)			2006	2005
		Accumulated	Carrying	Carrying
	Cost	amortization	value	value

Land	$179	$—	$179	$179
Buildings	1,164	569	595	518
Computer equipment and software	2,678	1,849	829	690
Other equipment	651	477	174	224
Leasehold improvements	646	376	270	236

Total	$5,318	$3,271	$2,047	$1,847

Amortization expense for the years ended October 31, 2006, 2005 and 2004 amounted to $360 million, $377 million and $365 million, respectively.
     Gains and losses on disposal are included in other non-interest revenue in our Consolidated Statement of Income.
     On September 23, 2005, we sold the office tower located at 350 —7th Avenue South West in Calgary. The gain on sale was $58 million before tax, of which $29 million was recorded in the Consolidated Statement of Income. The remaining $29 million was deferred and is being recorded as a reduction in rental expense over the terms of our leases in the building, which expire between 2015 and 2025. The deferred gain as at October 31, 2006 and 2005 was $26 million and $29 million, respectively.
     On March 1, 2005, we sold the land and building located at 111 West Monroe Street in Chicago and concurrently entered into lease agreements at market rates for approximately 50% of the building. The gain on sale of $5 million was deferred and is being recorded as a reduction in rental expense over the terms of our leases in the building, which expire between 2013 and 2035. The deferred gain as at October 31, 2006 and 2005 was $5 million and $5 million, respectively.
     We test premises and equipment for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. We write them down to fair value when the related undiscounted cash flows are less than the carrying value. There were no write-downs of premises and equipment due to impairment during the years ended October 31, 2006, 2005 and 2004.

BMO Financial Group 189th Annual Report 2006 • 111

Notes to Consolidated Financial Statements

Lease Commitments
We have entered into a number of non-cancellable leases for premises and equipment. Our total contractual rental commitments as at October 31, 2006 were $1,346 million. The commitments for each of the next five years and thereafter are $192 million for 2007, $167 million for 2008, $144 million for 2009, $122 million for 2010, $97 million for 2011 and $624 million thereafter. Included in these amounts are the commitments related to 705 leased branch locations as at October 31, 2006.
     Net rent expense for premises and equipment reported in our Consolidated Statement of Income was $292 million, $245 million and $227 million for the years ended October 31, 2006, 2005 and 2004, respectively.

Note 11 • Acquisitions

We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets, and the liabilities assumed, based on their fair values at the date of acquisition. Any excess is then recorded as goodwill.
Villa Park Trust and Savings Bank
On December 1, 2005, we completed the acquisition of Chicago-based Villa Park Trust and Savings Bank (“Villa Park”), a community bank, for total cash consideration of $76 million. The results of Villa Park’s operations have been included in our consolidated financial statements since that date. The acquisition of Villa Park provides us with the opportunity to expand our banking services in the Chicago, Illinois market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Villa Park is part of our Personal and Commercial Banking U.S. reporting segment.
Mercantile Bancorp, Inc.
On December 30, 2004, we completed the acquisition of Indiana-based Mercantile Bancorp, Inc., a community bank, for total cash consideration of $194 million. As part of this transaction, we also acquired a small real estate company, Lake Commercial Corp. (collectively “MBI”). The results of MBI’s operations have been included in our consolidated financial statements since that date. The acquisition of MBI provides us with the opportunity to expand our community banking services into Northwest Indiana. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. MBI is part of our Personal and Commercial Banking U.S. reporting segment.
The estimated fair values of the assets acquired and the liabilities assumed at the dates of acquisition are as follows:

(Canadian $ in millions)	2006	2005
	Villa Park	MBI

Cash resources	$16	$111
Securities	54	166
Loans	247	620
Premises and equipment	5	18
Goodwill	44	91
Core deposit intangible asset	7	15
Other assets	4	25

Total assets	377	1,046

Deposits	296	752
Other liabilities	5	100

Total liabilities	301	852

Purchase price	$76	$194

Future Acquisitions
First National Bank & Trust
On September 27, 2006, we announced that we had reached a definitive agreement to purchase First National Bank & Trust (“First National”) for approximately $325 million. The acquisition of First National will provide us with the opportunity to expand our banking services in the Indianapolis, Indiana market. The acquisition of First National is subject to regulatory approval and is expected to close during the quarter ending January 31, 2007, at which time it will be recorded in our consolidated financial statements as the acquisition of a business. First National will be part of our Personal and Commercial Banking U.S. reporting segment.
bcpbank Canada
On August 3, 2006, we announced that we had signed an agreement to purchase bcpbank Canada, a full-service chartered bank, for total cash consideration of approximately $41 million. The acquisition of bcpbank Canada is expected to close during the quarter ending January 31, 2007, at which time it will be recorded in our consolidated financial statements as the acquisition of a business. bcpbank Canada will be part of our Personal and Commercial Banking Canada reporting segment.

Note 12 • Sale of Harrisdirect LLC

On October 6, 2005, we sold our interest in our U.S. direct investing operations Harrisdirect LLC to E*Trade Financial Corporation for cash proceeds of $827 million (US$700 million). The gain of $49 million was recorded in other non-interest revenue in our Consolidated Statement of Income ($18 million, after tax). Included in the gain was $29 million (US$25 million) representing the estimated reimbursement by Harrisdirect LLC of mutual fund program fees related to our Harris Insight Funds. Certain costs associated with the transaction have not been finalized; if actual costs differ from the estimates, the impact would be recorded in future periods.
     We have provided the purchaser standard indemnifications as part of the purchase and sale agreement.
Our Consolidated Statement of Income includes the results of Harrisdirect LLC, including the gain on sale in 2005, as follows:

(Canadian $ in millions)	2005	2004

Net Interest Income	$68	$66
Non-Interest Revenue	184	179

	252	245
Non-Interest Expense	243	271
Income taxes	14	(11)

Net Loss	$(5)	$(15)

112 • BMO Financial Group 189th Annual Report 2006

Notes to Consolidated Financial Statements
Note 13 • Goodwill and Intangible Assets

Goodwill
When we acquire a subsidiary, joint venture or investment securities where we exert significant influence, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill.
     Goodwill is not amortized; however, it is tested at least annually for impairment. The impairment test consists of allocating goodwill to our reporting units (groups of businesses with similar characteristics) and then comparing the book value of the reporting units, including goodwill, to their fair values.
We determine fair value using discounted cash flows or price-to-earnings or other multiples, whichever is most appropriate under the circumstances. The excess of carrying value of goodwill over fair value of goodwill, if any, is recorded as an impairment charge in the period in which impairment is determined.
     There were no write-downs of goodwill due to impairment during the years ended October 31, 2006, 2005 and 2004.

A continuity of our goodwill by reporting unit for the years ended October 31, 2006 and 2005 is as follows:

										Investment
	P&C		P&C	Private						Banking
(Canadian $ in millions)	Canada		U.S.	Client Group						Group	Other	Total
	Personal and		Personal and			Retail					Technology
	Commercial		Commercial		Client	Investment		Private		Investment	and
	Banking		Banking	Total	Investing	Products		Banking	Total	Banking	Operations

Goodwill as at October 31, 2004	$93		$495	$588	$553	$187		$74	$814	$102	$3	$1,507
Acquisitions during the year	—		91	91	—	—		—	—	—	—	91
Sale of Harrisdirect LLC	—		—	—	(471)	—		—	(471)	—	—	(471)
Other (1)	—		(18)	(18)	(14)	—		(2)	(16)	(2)	—	(36)

Goodwill as at October 31, 2005	93		568	661	68	187		72	327	100	3	1,091
Acquisitions during the year	—		44	44	—	—		—	—	—	—	44
Other (1)	—		(30)	(30)	—	—		(4)	(4)	(2)	(1)	(37)

Goodwill as at October 31, 2006	$93	(2)	$582 (3)	$675	$68 (4)	$187	(5)	$68 (6)	$323	$98 (7)	$2	$1,098

(1)	Other changes in goodwill include the effects of translating goodwill denominated in foreign currencies into Canadian dollars, purchase accounting adjustments related to prior year purchases and certain other reclassifications.
(2)	Relates primarily to Moneris Solutions Corporation.
(3)	Relates to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc. and Villa Park Trust and Savings Bank.
(4)	Relates to BMO Nesbitt Burns Corporation Limited.
(5)	Relates to Guardian Group of Funds Ltd.
(6)	Relates primarily to myCFO, Inc.
(7)	Relates to Gerard Klauer Mattison & Co., Inc. and BMO Nesbitt Burns Corporation Limited.

Intangible Assets
Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets by category are as follows:

(Canadian $ in millions)	2006			2005
		Accumulated	Carrying	Carrying
	Cost	amortization	value	value

Customer relationships	$75	$52	$23	$34
Core deposits	180	110	70	86
Branch distribution networks	166	114	52	66
Other	24	17	7	10

Total	$445	$293	$152	$196

As a result of the sale of Harrisdirect LLC, intangible assets were reduced by $194 million in the year ended October 31, 2005.
Intangible assets with a finite life are amortized to income over the period during which we believe the assets will benefit us on either a straight-line or an accelerated basis, depending on the specific asset, over a period not to exceed 15 years.
     The aggregate amount of intangible assets that were acquired during the years ended October 31, 2006 and 2005 was $7 million and $15 million, respectively.
     We test intangible assets with a finite life for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. We write them down to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. There were no write-downs of intangible assets due to impairment during the years ended October 31, 2006, 2005 and 2004.
     The total estimated amortization expense relating to intangible assets for each of the next five years is $42 million for 2007, $34 million for 2008, $29 million for 2009, $18 million for 2010 and $13 million for 2011.

Note 14 • Other Assets

(Canadian $ in millions)	2006	2005(1)

Accounts receivable, prepaid expenses and other items	$4,900	$4,949
Accrued interest receivable	1,346	896
Due from clients, dealers and brokers	816	97
Pension asset (Note 22)	1,195	1,177

Total	$8,257	$7,119

(1)	Amounts have been restated to reflect the changes in accounting policy described in Notes 3 and 21.

BMO Financial Group 189th Annual Report 2006 • 113

Notes to Consolidated Financial Statements
Note 15 • Deposits

	Demand deposits				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date		Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Deposits by:
Banks	$437	$368	$290	$352	$661	$670	$25,244	$24,083	$26,632	$25,473
Businesses and governments	5,600	5,499	9,870	11,284	19,304	15,521	66,074	60,133	100,848	92,437
Individuals	3,177	3,459	5,181	4,740	32,274	34,669	35,736	33,015	76,368	75,883

Total	$9,214	$9,326	$15,341	$16,376	$52,239	$50,860	$127,054	$117,231	$203,848	$193,793

Booked in:
Canada	$8,899	$8,079	$12,683	$12,001	$35,523	$35,691	$75,866	$71,211	$132,971	$126,982
United States	181	1,128	2,655	4,168	16,237	14,631	26,537	25,026	45,610	44,953
Other countries	134	119	3	207	479	538	24,651	20,994	25,267	21,858

Total	$9,214	$9,326	$15,341	$16,376	$52,239	$50,860	$127,054	$117,231	$203,848	$193,793

Included in deposits as at October 31, 2006 and 2005 are $71,387 million and $74,038 million, respectively, of deposits denominated in U.S. dollars, and $13,010 million and $6,297 million, respectively, of deposits denominated in other foreign currencies.

Demand deposits are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.
     Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.
     Deposits payable on a fixed date are comprised of:
•	Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.

•	Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at October 31, 2006, we had purchased $3,388 million of federal funds ($4,396 million in 2005).

•	Commercial paper, which totalled $1,298 million as at October 31, 2006 ($604 million in 2005).
Included in our deposits payable on a fixed date as at October 31, 2006 were $105,377 million of individual deposits greater than one hundred thousand dollars, of which $54,769 million were booked in Canada, $25,958 million were booked in the United States and $24,650 million were booked in other countries. We had $94,840 million of such deposits as at October 31, 2005, of which $49,912 million were booked in Canada, $23,933 million were booked in the United States and $20,995 million were booked in other countries.
     Of these individual deposits greater than one hundred thousand dollars booked in Canada as at October 31, 2006, the amount maturing within three months was $31,249 million, between three and six months was $2,047 million, between six and 12 months was $7,368 million and over 12 months was $14,105 million. As at October 31, 2005, the amount maturing within three months was $31,541 million, between three and six months was $1,767 million, between six and 12 months was $5,341 million and over 12 months was $11,263 million.

Note 16 • Other Liabilities

(Canadian $ in millions)	2006	2005

Acceptances	$7,223	$5,934
Securities sold but not yet purchased	15,398	16,142
Securities lent or sold under repurchase agreements	31,918	22,657

	$54,539	$44,733

Acceptances
Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have an offsetting claim, equal to the amount of the acceptances, against our customers when the instruments mature. The amount due under acceptances is recorded as a liability and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.
Securities Sold but not yet Purchased
Securities sold but not yet purchased represent our obligation to deliver securities that we do not own at the time of sale. These obligations are recorded at their market value. Adjustments to the market value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in trading revenues in our Consolidated Statement of Income.
Securities Lent or Sold under Repurchase Agreements
Securities lent or sold under repurchase agreements represent short-term funding transactions where we sell securities that we already own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. The obligation to repurchase these securities is recorded at the amount owing. The interest expense related to these liabilities is recorded on an accrual basis.

114 • BMO Financial Group 189th Annual Report 2006

Notes to Consolidated Financial Statements

(Canadian $ in millions)	2006	2005	(1)

Other
Accounts payable, accrued expenses and other items	$7,196	$5,166
Accrued interest payable	1,441	1,146
Non-controlling interest in subsidiaries	1,359	1,374
Liabilities of subsidiaries, other than deposits	112	271
Pension liability (Note 22)	20	18
Other employee future benefits liability (Note 22)	630	582

Total	$10,758	$8,557

(1)	Amounts have been restated to reflect the changes in accounting policy described in Notes 3 and 21.
Included in non-controlling interest in subsidiaries as at October 31, 2006 were capital trust securities totalling $1,042 million ($1,042 million in 2005) that form part of our Tier 1 regulatory capital (see Note 18).
Customer Loyalty Program
We record the liability associated with our credit card customer loyalty program rewards in the period in which our customers become entitled to redeem the rewards.
We estimate the liability using the expected future redemption rate and apply the cost of expected redemptions. Our estimate of the expected redemption rate is based on statistical analysis of past customer behaviour. The costs of our loyalty program are recorded as a reduction in non-interest revenue, card fees in our Consolidated Statement of Income. The liability is included in other liabilities in our Consolidated Balance Sheet.
Change in Accounting Estimate
During the years ended October 31, 2005 and 2004, we increased the estimate of the liability associated with our credit card customer loyalty program. The change in estimate during fiscal 2005 was due to further refinements made to the methodology used to determine the liability. The change in estimate during 2004 was due to rising reward redemption rates. The impact of this change on our Consolidated Statement of Income for the year ended October 31, 2005 was a reduction in non-interest revenue, card fees of $40 million, a decrease in income taxes of $14 million and a decrease in net income of $26 million ($65 million, $23 million and $42 million, respectively, for the year ended October 31, 2004).

Note 17 • Subordinated Debt
Subordinated debt represents our direct unsecured obligations, in the form of notes and debentures, to our debt holders and forms part of our regulatory capital. The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from the Superintendent of Financial Institutions Canada before we can redeem any part of our subordinated debt.
     During the year ended October 31, 2006, we issued Series D Medium-Term Notes totalling $700 million. We redeemed our $300 million Series 21 Debentures and our $125 million Series 19 Debentures. During the year ended October 31, 2005, we issued Series C Medium-Term Notes, Tranches 1 and 2, totalling $1 billion. We redeemed our $300 million Series B Medium-Term Notes and our $250 million Series 18 Debentures. Our US$300 million 6.10% Notes matured. There were no gains or losses on any of our redemptions.

The term to maturity and repayments of our subordinated debt required over the next five years and thereafter are as follows:

						Redeemable
(Canadian $ in millions,				Interest		at our option						Over	2006	2005
except as noted)	Face value		Maturity date	rate (%	)	beginning in	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total

Debentures Series 12		$140	December 2008	10.85		December 1998	$—	$—	$140	$—	$—	$—	$140	$140
Debentures Series 16		$100	February 2017	10.00		February 2012	—	—	—	—	—	100	100	100
Debentures Series 19		$125	March 2011	7.40		redeemed	—	—	—	—	—	—	—	125
Debentures Series 20		$150	December 2025 to 2040	8.25		not redeemable	—	—	—	—	—	150	150	150
Debentures Series 21		$300	May 2011	8.15		redeemed	—	—	—	—	—	—	—	300
Debentures Series 22		$150	July 2012	7.92		July 2007	—	—	—	—	—	150	150	150
7.80% Notes	US$	300	April 2007	7.80		April 2000(1)	336	—	—	—	—	—	336	354
Series A Medium-Term Notes
2nd Tranche		$150	February 2013	5.75		February 2008	—	—	—	—	—	150	150	150
Series C Medium-Term Notes
1st Tranche		$500	January 2015	4.00		January 2010(2)	—	—	—	—	—	500	500	500
2nd Tranche		$500	April 2020	4.87		April 2015(3)	—	—	—	—	—	500	500	500
Series D Medium-Term Notes
1st Tranche		$700	April 2021	5.10		April 2016(4)	—	—	—	—	—	700	700	—

Total							$336	$—	$140	$—	$—	$2,250	$2,726	$2,469

(1)	Redeemable at our option only if certain tax events occur.

(2)	Redeemable at the greater of par and the Canada Yield Price prior to January 21, 2010, and redeemable at par commencing January 21, 2010.

(3)	Redeemable at the greater of par and the Canada Yield Price prior to April 22, 2015, and redeemable at par commencing April 22, 2015.

(4)	Redeemable at the greater of par and the Canada Yield Price prior to April 21, 2016, and redeemable at par commencing April 21, 2016.

BMO Financial Group 189th Annual Report 2006 • 115

Notes to Consolidated Financial Statements
Note 18 • Capital Trust Securities
We issue BMO Capital Trust Securities (“BOaTS”) through our consolidated subsidiary BMO Capital Trust (the “Trust”). The proceeds of the BOaTS are used to purchase mortgages. Upon consolidation, the BOaTS are reported in our Consolidated Balance Sheet either as non-controlling interest in subsidiaries or as capital trust securities, depending on the terms of the BOaTS.
     Holders of the BOaTS are entitled to receive semi-annual non-cumulative fixed cash distributions as long as the Bank declares dividends on its preferred shares, or if no such shares are outstanding, on its common shares in accordance with ordinary Bank dividend practice. The terms of the BOaTS are as follows:

				Redemption date	Conversion date
		Distribution		At the option	At the option	Principal amount
(Canadian $ in millions, except Distribution)	Distribution dates	per BOaTS		of the Trust	of the holder	2006	2005

Capital Trust Securities
Series A	June 30, December 31	$34.52		December 31, 2005	December 31, 2010	$350	$350
Series B	June 30, December 31	33.24		June 30, 2006	June 30, 2011	400	400
Series C	June 30, December 31	33.43		December 31, 2006	June 30, 2012	400	400

						1,150	1,150

Non-Controlling Interest
Series D	June 30, December 31	$27.37	(1)	December 31, 2009		600	600
Series E	June 30, December 31	23.17	(2)	December 31, 2010		450	450

						1,050	1,050

Total Capital Trust Securities						$2,200	$2,200

(1)	After December 31, 2014, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.

(2)	After December 31, 2015, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.

Redemption by the Trust
On or after the redemption dates indicated above, and subject to the prior approval of the Superintendent of Financial Institutions Canada, the Trust may redeem the BOaTS in whole without the consent of the holders.
Conversion by the Holders
On or after the conversion dates indicated above, the BOaTS Series A, B and C may be exchanged for the Bank’s Class B Preferred shares, Series 7, 8 and 9, respectively, at the option of the holders.
Automatic Exchange
The BOaTS Series A, B, C, D and E will be automatically exchanged for 40 of the Bank’s Class B Preferred shares, Series 7, 8, 9, 11 and 12, respectively, without the consent of the holders on the occurrence of specific events such as a wind-up of Bank of Montreal, a regulatory requirement to increase capital or violations of regulatory capital requirements.
Change in Accounting Policy
On November 1, 2004, we adopted the CICA’s new accounting requirements on the classification of financial instruments as liabilities or equity. The new rules require that our capital trust securities, which are ultimately convertible into a variable number of the Bank’s common shares at the holders’ option, be classified as liabilities. We reclassified $1,150 million of our capital trust securities, Series A, B and C, previously recorded in other liabilities as non-controlling interest in subsidiaries, to capital trust securities. The distributions made on those capital trust securities are now recorded as interest expense.
     We have restated the 2004 consolidated financial statements to be consistent with the new presentation. See Note 20 for the impact of this change in accounting policy on our consolidated financial statements.

Note 19 • Interest Rate Risk
We earn interest on interest bearing assets and we pay interest on interest bearing liabilities. We also have off-balance sheet financial instruments whose values are sensitive to changes in interest rates. To the extent that we have assets, liabilities and financial instruments maturing or repricing at different points in time, we are exposed to interest rate risk.
Interest Rate Gap Position
The determination of the interest rate sensitivity or gap position by necessity encompasses numerous assumptions. It is based on the earlier of the repricing or maturity date of assets, liabilities and derivatives used to manage interest rate risk.
     The gap position presented is as at October 31 of each year. It represents the position outstanding at the close of the business day and may change significantly in subsequent periods based on customer behaviours and the application of our asset and liability management policies.
     Interest bearing deposits on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.
     Fixed rate and non-interest bearing liabilities with no defined maturity are reported based upon expected account balance behaviour.
The assumptions for 2006 were as follows:
Assets
Fixed term assets, such as residential mortgage loans and consumer loans, are reported based upon the scheduled repayments and estimated prepayments that reflect expected borrower behaviour.
     Trading and underwriting (mark-to-market) assets and interest bearing assets on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.
     Fixed rate and non-interest bearing assets with no defined maturity are reported based upon expected account balance behaviour.
Liabilities
Fixed rate liabilities, such as investment certificates, are reported at scheduled maturity with estimated redemptions that reflect expected depositor behaviour.
Capital
Common shareholders’ equity is reported as non-interest sensitive.
Yields
Yields are based upon the contractual interest rates in effect for the assets or liabilities on October 31, 2006.

116 • BMO Financial Group 189th Annual Report 2006

Interest Rate Gap Position
(Canadian $ in millions)				Total	Effective			Effective			Effective		Non-
	0 to 3	4 to 6	7 to 12	within	interest		1 to 5	interest		Over 5	interest		interest
As at October 31	months	months	months	1 year	rate (%	)	years	rate (%	)	years	rate (%	)	sensitive	Total

Canadian Dollar
Assets
Cash resources	$4,447	$832	$–	$5,279	3.25		$289	–		$–	–		$(881)	$4,687
Securities	29,146	90	536	29,772	5.31		685	7.04		78	5.94		112	30,647
Securities borrowed or purchased under resale agreements	16,939	310	808	18,057	4.28		44	na		–	–		–	18,101
Loans	57,501	3,846	7,481	68,828	6.00		37,640	5.42		3,442	5.32		7,639	117,549
Other assets	28,582	262	524	29,368	na		4,192	na		–	na		769	34,329

Total assets	136,615	5,340	9,349	151,304			42,850			3,520			7,639	205,313

Liabilities and Shareholders’ Equity
Deposits	63,400	6,939	7,252	77,591	3.44		39,992	2.17		1,867	4.66		–	119,450
Securities sold but not yet purchased	13,414	–	–	13,414	3.39		–	–		–	–		–	13,414
Securities lent or sold under repurchase agreements	13,212	205	438	13,855	4.16		–	–		–	–		–	13,855
Other liabilities	28,890	43	249	29,182	na		2,009	na		1,050	na		7,639	39,880
Subordinated debt, Capital trust securities and Preferred share liability	–	–	350	350	6.14		1,790	5.83		1,850	5.90		–	3,990
Shareholders’ equity	58	–	–	58	na		–	–		200	na		14,466	14,724

Total liabilities and shareholders’ equity	118,974	7,187	8,289	134,450			43,791			4,967			22,105	205,313

On-balance sheet gap position	17,641	(1,847)	1,060	16,854			(941)			(1,447)			(14,466)	–
Off-balance sheet gap position	(16,733)	432	4,055	(12,246)			8,896			3,350			–	–
Total Canadian dollar interest rate gap position
2006	$908	$(1,415)	$5,115	$4,608			$7,955			$1,903			$(14,466)	$–
2005	3,936	901	(379)	4,458			7,023			1,789			(13,270)	–

U.S. Dollar and Other Currencies
Assets
Cash resources	$9,934	$2,841	$822	$13,597	3.69		$904	–		$–	–		$420	$14,921
Securities	24,778	1,155	3,335	29,268	3.71		3,883	4.86		3,567	4.08		46	36,764
Securities borrowed or purchased under resale agreements	12,733	595	–	13,328	4.65		–	–		–	–		–	13,328
Loans	24,895	1,445	3,574	29,914	6.71		9,839	6.07		1,343	4.92		920	42,016
Other assets	3,552	216	424	4,192	na		3,436	na		–	–		8	7,636

Total assets	75,892	6,252	8,155	90,299			18,062			4,910			1,394	114,665

Liabilities and Shareholders’ Equity
Deposits	67,358	3,267	3,140	73,765	3.84		10,591	5.35		16	–		26	84,398
Securities sold but not yet purchased	1,984	–	–	1,984	6.22		–	–		–	–		–	1,984
Securities lent or sold under repurchase agreements	18,063	–	–	18,063	6.12		–	–		–	–		–	18,063
Other liabilities	6,566	106	212	6,884	na		1,745	na		–	–		918	9,547
Subordinated debt, Capital trust securities and Preferred share liability	–	336	–	336	7.80		–	–		–	–		–	336
Shareholders’ equity	–	–	–	–	na		–	na		337	na		–	337

Total liabilities and shareholders’ equity	93,971	3,709	3,352	101,032			12,336			353			944	114,665

On-balance sheet gap position	(18,079)	2,543	4,803	(10,733)			5,726			4,557			450	–
Off-balance sheet gap position	1,976	–	79	2,055			(1,437)			(618)			–	–

Total U.S. dollar and other currencies interest rate gap position
2006	$(16,103)	$2,543	$4,882	$(8,678)			$4,289			$3,939			$450	$–
2005	(11,886)	3,748	5,056	(3,082)			2,303			393			386	–

na – not applicable
BMO Financial Group 189th Annual Report 2006 • 117

Notes to Consolidated Financial Statements
Note 20 • Share Capital

Outstanding
(Canadian $ in millions, except as noted)	2006				2005				2004
			Dividends				Dividends				Dividends
	Number		declared		Number		declared		Number		declared
	of shares	Amount	per share		of shares	Amount	per share		of shares	Amount	per share

Preferred Shares — Classified as Liabilities
Class B — Series 3 (1)	—	$—		$—	—	$—		$—	—	$—		$1.18
Class B — Series 4	8,000,000	200		1.20	8,000,000	200		1.20	8,000,000	200		1.20
Class B — Series 6	10,000,000	250		1.19	10,000,000	250		1.19	10,000,000	250		1.19

		450				450				450

Preferred Shares — Classified as Equity
Class B — Series 5	8,000,000	$200		$1.33	8,000,000	$200		$1.33	8,000,000	$200		$1.33
Class B — Series 10	12,000,000	396	US$	1.49	12,000,000	396	US$	1.49	12,000,000	396	US$	1.49

		596				596				596

Common Shares	500,726,079	4,231		$2.26	500,219,068	4,022		$1.85	500,896,857	3,857		$1.59

Share Capital		$4,827				$4,618				$4,453

(1)	$400 million redeemed in 2004.

Preferred Shares
We are authorized by our shareholders to issue an unlimited number of Class A Preferred shares and Class B Preferred shares without par value, in series, for unlimited consideration. Class B Preferred shares may be issued in a foreign currency.
     During the year ended October 31, 2004, we redeemed all of our Class B Preferred shares, Series 3, at a price of $25.50 per share plus any declared and unpaid dividends. The excess of the redemption price over carrying value of $8 million was charged to retained earnings in preferred share dividends.
Preferred Share Rights and Privileges
Class B — Series 4 shares are redeemable at our option starting August 25, 2005 for $25.00 cash per share, plus a premium if we redeem the shares before August 25, 2007, or an equivalent value of our common shares. They are convertible at the shareholder’s option starting May 25, 2008 into our common shares; however, we have the right to pay $25.00 cash per share instead. The shares carry a non-cumulative quarterly dividend of $0.30 per share.
Class B — Series 5 shares are redeemable at our option starting February 25, 2013 for $25.00 cash per share, and are not convertible. The shares carry a non-cumulative quarterly dividend of $0.33125 per share.
Class B — Series 6 shares are redeemable at our option starting November 25, 2005 for $25.00 cash per share, plus a premium if we redeem the shares before November 25, 2007, or an equivalent value of our common shares. They are convertible at the shareholder’s option starting November 25, 2008 into our common shares; however, we have the right to pay $25.00 cash per share instead. The shares carry a non-cumulative quarterly dividend of $0.296875 per share.
Class B — Series 10 shares are redeemable at our option starting February 25, 2012 for US$25.00 cash per share, and are convertible at our option starting February 25, 2012 into our common shares. The shares carry a non-cumulative quarterly dividend of US$0.371875 per share.
Common Shares
We are authorized by our shareholders to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by us on a quarterly basis and the amount can vary from quarter to quarter.
Normal Course Issuer Bid
On September 6, 2006, we commenced a normal course issuer bid, effective for one year. Under this bid, we may repurchase up to 15,000,000 common shares, approximately 3% of our outstanding common shares.
     We participated in a normal course issuer bid during the period from September 7, 2005 to September 5, 2006, under which we were able to repurchase up to 15,000,000 common shares, approximately 3% of our then outstanding common shares.
     During the year ended October 31, 2006, we repurchased 5,919,400 shares at an average cost of $63.58 per share, totalling $376 million. During the year ended October 31, 2005, we repurchased 6,957,800 shares at an average cost of $56.04 per share, totalling $390 million. During the year ended October 31, 2004, we repurchased 6,220,500 shares at an average cost of $53.63 per share, totalling $333 million.
Issuances Exchangeable into Common Shares
One of our subsidiaries, Bank of Montreal Securities Canada Limited (“BMSCL”), has issued various classes of non-voting shares that can be exchanged at the option of the holder for our common shares, based on a formula. If all of these BMSCL shares had been converted into our common shares, up to 327,863, 361,397 and 646,383 of our common shares would have been needed to complete the exchange as at October 31, 2006, 2005 and 2004, respectively.
Share Redemption and Dividend Restrictions
The Superintendent of Financial Institutions Canada must approve any plan to redeem any of our preferred share issues for cash.
     We are prohibited from declaring dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so.
     In addition, we have agreed that if BMO Capital Trust, one of our subsidiaries, fails to pay any required distribution on its capital trust securities, we will not declare dividends of any kind on any of our preferred or common shares for a period of time following the Trust’s failure to pay the required distribution (as defined in the capital trust securities’ prospectuses) unless the Trust first pays such distribution to the holders of its capital trust securities (see Note 18).
Shareholder Dividend Reinvestment and Share Purchase Plan
We offer a dividend reinvestment and share purchase plan for our shareholders. Participation in the plan is optional. Under the terms of the plan, cash dividends on common shares are reinvested to purchase additional common shares. Shareholders also have the opportunity to make optional cash payments to acquire additional common shares. We may issue these common shares at an average of the closing prices of the Bank’s common shares on the Toronto Stock Exchange based on the five trading days prior to the last business day of the month or we may purchase them on the open market at market price. During the year, we issued a total of 1,378,328 common shares (1,258,463 in 2005) under the plan.

118  •  BMO Financial Group 189th Annual Report 2006

Notes to Consolidated Financial Statements
Potential Share Issuances
As at October 31, 2006, we had reserved 3,268,297 common shares for potential issuance in respect of our Shareholder Dividend Reinvestment and Share Purchase Plan and 5,047,982 common shares in respect of the exchange of certain shares of BMSCL. We also have reserved 25,155,368 common shares for the potential exercise of stock options, as further described in Note 21.
Change in Accounting Policy
On November 1, 2004, we adopted the CICA’s new accounting requirements on the classification of financial instruments as liabilities or equity. The new rules require that our preferred shares and capital trust securities, which are ultimately convertible into a variable number of our common shares at the holders’ option, be classified as liabilities. We reclassified $850 million of our Class B Preferred shares, Series 3, 4 and 6, from share capital to preferred share liability. We also reclassified $1,150 million of our capital trust securities, Series A, B and C, previously recorded in other liabilities as non-controlling interest in subsidiaries, to capital trust securities.
The dividends declared on those preferred shares, as well as the distributions made on those capital trust securities, are now recorded as interest expense. This change did not impact earnings per share or net income available to common shareholders since preferred share dividends are deducted from net income in determining those measures.
     We have restated the 2004 consolidated financial statements to be consistent with the new presentation. The impact of this change in accounting policy on our Consolidated Statement of Income for the years ended October 31, 2006, 2005 and 2004 was as follows:

(Canadian $ in millions)	2006	2005	2004

Increase (decrease) in net income

Interest Expense — Preferred shares and capital trust securities	$(99)	$(97)	$(124)
Non-controlling interest in subsidiaries	42	42	43
Income taxes	37	37	36

Net Income	(20)	(18)	(45)
Preferred share dividends	20	18	45

Net income available to common shareholders	$—	$—	$—

Note 21 • Employee Compensation — Stock-Based Compensation

Stock Option Plan
     We maintain a Stock Option Plan for designated officers, employees and directors. Options are granted at an exercise price equal to the closing price of the Bank’s common shares on the day prior to the grant date. Options granted under the plan from 1995 to 1999 vest five fiscal years from November 1 of the year in which the options were granted to the officer or employee, if we have met certain performance targets.
Options granted since 1999 vest 25% per year over a four-year period starting from their grant date. A portion of the options granted since 1999 can only be exercised once certain performance targets are met. All options expire 10 years from their grant date.

The following table summarizes information about our Stock Option Plan:

(Canadian $, except as noted)	2006		2005		2004
	Number of	Weighted-average	Number of	Weighted-average	Number of	Weighted-average
	stock options	exercise price	stock options	exercise price	stock options	exercise price

Outstanding at beginning of year	26,919,349	$35.86	30,442,060	$33.87	35,212,440	$31.89
Granted	1,390,700	63.04	1,471,764	56.60	1,645,900	53.93
Exercised	5,014,557	30.87	4,736,826	29.30	6,239,301	27.77
Forfeited/cancelled	37,053	46.77	257,649	36.77	176,979	35.22
Expired	3,800	15.50	—	na	—	na

Outstanding at end of year	23,254,639	38.55	26,919,349	35.86	30,442,060	33.87
Exercisable at end of year	17,947,453	34.35	20,016,144	32.68	21,102,433	30.94
Available for grant	2,047,729		3,397,576		4,611,691
Outstanding stock options as a % of outstanding shares	4.64%		5.38%		6.08%

na — not applicable
The intrinsic value of a stock option grant is the difference between the current market price for the Bank’s common shares and the strike price of the option. The aggregate intrinsic value for stock options outstanding at October 31, 2006, 2005 and 2004 was $719 million, $591 million and $721 million, respectively. The aggregate intrinsic value for stock options exercisable at October 31, 2006, 2005 and 2004 was $629 million, $503 million and $561 million, respectively.

Options outstanding and options exercisable as at October 31, 2006 by range of exercise price were as follows:

(Canadian $, except as noted)		Options outstanding		Options exercisable
		Weighted-
		average	Weighted-		Weighted-
	Number	remaining	average	Number	average
	of stock	contractual	exercise	of stock	exercise
Range of exercise prices	options	life (years)	price	options	price

$15.50 to $20.00	140,387	0.1	$19.93	140,387	$19.93
$20.01 to $30.00	3,441,275	3.0	$25.60	3,441,275	$25.60
$30.01 to $40.00	13,135,225	3.9	$35.36	12,313,275	$35.24
$40.01 to $63.76	6,512,352	7.2	$52.11	2,052,516	$44.67
$63.77 and over	25,400	9.0	$66.32	—	$—

The following table summarizes nonvested stock option activity for the year ended October 31, 2006:

		Weighted-
	Number of	average grant
(Canadian $, except as noted)	stock options	date fair value

Nonvested at beginning of year	6,903,205	$7.82
Granted	1,390,700	10.17
Vested	2,953,266	7.14
Forfeited	33,453	9.19

Nonvested at end of year	5,307,186	$8.89

BMO Financial Group 189th Annual Report 2006 • 119

Notes to Consolidated Financial Statements
The following table summarizes further information about our Stock Option Plan:

(Canadian $ in millions, except as noted)	2006	2005	2004

Unrecognized compensation cost for nonvested stock option awards	$12	$13	$12
Weighted-average period over which it is recognized (in years)	3.0	2.9	3.3

Total intrinsic value of stock options exercised	$170	$131	$164
Cash proceeds from stock options exercised	$155	$139	$173
Actual tax benefits realized on stock options exercised	$14	$7	$6

Change in Accounting Policy
During the year ended October 31, 2006, we adopted the CICA’s new accounting requirements for stock-based compensation. The new rules require that stock-based compensation granted to employees eligible to retire be expensed at the time of grant. Previously, we amortized the cost over the vesting period.
     We have restated prior years’ consolidated financial statements to reflect this change. The impact of this change in accounting policy on our consolidated financial statements for the current and prior years as at October 31 is as follows:

(Canadian $ in millions)	2006	2005	2004

Increase (decrease) in net income

Consolidated Statement of Income
Employee compensation	$(2)	$(5)	$(13)
Income taxes	—	1	2

Net Income	$(2)	$(4)	$(11)

Increase (decrease)

Consolidated Balance Sheet
Other assets	$(24)	$(25)	$(24)
Other liabilities	1	(1)	(1)
Contributed surplus	16	15	12

On November 1, 2002, we changed our accounting policy for stock options granted on or after that date. Under the new policy, we determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital.
     We determine the fair value of options granted using a trinomial option pricing model. Expected volatility is based on the implied volatility from traded options on our share price and the historical volatility of our share price. The weighted-average fair value of options granted during the years ended October 31, 2006, 2005 and 2004 was $10.17, $10.34 and $10.63, respectively. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

	2006	2005	2004

Expected dividend yield	3.1%	3.1%	2.6%
Expected share price volatility	20.2%	22.8%	23.2%
Risk-free rate of return	4.0%	4.2%	4.8%
Expected period until exercise (in years)	7.2	7.1	7.1

Changes to the input assumptions can result in materially different fair value estimates.
We do not record any compensation expense for stock options granted in prior years. When these stock options are exercised, we include the amount of proceeds in share capital. If we had always recorded stock option expense based on the fair value of all of our outstanding stock options on their grant date, the impact on our net income and earnings per share would have been as follows:

(Canadian $ in millions, except as noted)	2006	2005	(1)	2004	(1)

Stock option expense included in employee compensation expense, before tax(2)	$14	$13		$12

Net income, as reported	$2,663	$2,396		$2,295
Additional expense that would have been recorded if we had expensed the fair value of all outstanding stock options granted before November 1, 2002	1	11		29

Net income, pro forma	$2,662	$2,385		$2,266

Earnings per share (Canadian $)
Basic, as reported	$5.25	$4.73		$4.51
Basic, pro forma	5.25	4.71		4.46
Diluted, as reported	5.15	4.63		4.40
Diluted, pro forma	5.15	4.61		4.34

(1)	Amounts have been restated to reflect the change in accounting policy described above.

(2)	The impact of taxes on stock option expense was a reduction of $1 million in the years 2006, 2005 and 2004.
Other Stock-Based Compensation Plans
Share Purchase Plan
We offer our employees the option of contributing a portion of their gross salary toward the purchase of our common shares. For employee contributions up to 6% of their individual gross salaries, we match 50% of their contributions. The shares in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on our common shares held by the plan are used to purchase additional common shares on the open market.
     We account for our contribution as employee compensation expense when it is contributed to the plan.
     Employee compensation expense related to this plan for the years ended October 31, 2006, 2005 and 2004 was $35 million, $33 million and $32 million, respectively. There were 12,809,736, 12,184,377 and 11,445,595 common shares held in this plan for the years ended October 31, 2006, 2005 and 2004, respectively.
Mid-Term Incentive Plans
We offer mid-term incentive plans for executives and certain senior employees. Depending on the plan, these pay either a single cash payment at the end of the three-year period of the plan, or three annual cash payments in each of the three years of the plan. The amount of the payment is adjusted to reflect dividends and changes in the market value of our common shares. For the majority of executives and some senior employee grants, a portion of the incentive payment also varies based on performance targets driven by annualized total shareholder return compared with that of our competitors.
     Mid-term incentive plan units granted during the years ended October 31, 2006, 2005 and 2004 totalled 3,387,493, 3,105,178 and 2,978,429, respectively. We entered into agreements with third parties to assume most of our obligations related to these plans in exchange for cash payments of $202 million, $187 million and $173 million in the years ended October 31, 2006, 2005 and 2004, respectively. Amounts paid under these agreements were recorded in our Consolidated Balance Sheet in other assets and are recorded as employee compensation expense evenly over the period prior to payment to employees. Amounts related to units granted to employees who are eligible to retire are expensed at the time of grant. We no longer have any liability for the obligations transferred to third parties because any future payments required will be the responsibility of the third parties. The amount deferred and recorded in other assets in our Consolidated Balance Sheet totalled $96 million and $103 million as at October 31, 2006 and 2005, respectively. The deferred amount as at October 31, 2006 is expected to be recognized over a weighted-average period of 1.7 years.
     For the remaining obligations relating to plans for which we have not entered into agreements with third parties, the amount of compensation expense is amortized over the period prior to payment to employees to reflect the current market value of our common shares and our total shareholder return compared with that of our competitors. The liability related to these plans as at October 31, 2006 and 2005 was $nil and $57 million, respectively.

120 • BMO Financial Group 189th Annual Report 2006

Notes to Consolidated Financial Statements

     Employee compensation expense related to these plans for the years ended October 31, 2006, 2005 and 2004 was $190 million, $174 million and $156 million before tax, respectively ($122 million, $112 million and $100 million after tax, respectively).
     A total of 8,272,824, 8,933,847 and 8,750,679 share units were outstanding for the years ended October 31, 2006, 2005 and 2004, respectively.
Deferred Bonus Plans
We offer deferred bonus plans for certain senior executives and key employees in our Investment Banking and Private Client Groups. Under these plans, annual incentive payments and/or commissions can be deferred as stock units of our common shares. The amount of deferred incentive payments and/or commissions is adjusted to reflect dividends and changes in the market value of our common shares.
     Depending on the plan, deferred incentive payments can be paid upon retirement/resignation, over the three-year period of the plan or at the end of the three-year period of the plan. The deferred incentive payments can be made in cash, shares or a combination of both.
     Employee compensation expense for these plans is recorded in the year the incentive payment and/or commission is earned. Changes in the amount of the incentive payments as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
     Deferred bonus plan units granted during the years ended October 31, 2006, 2005 and 2004 totalled 471,662, 398,605 and 421,924, respectively. We have entered into derivative instruments to hedge our exposure to these plans. Changes in the fair value of these derivatives are recorded as employee compensation expense in the period in which they arise.
     Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $171 million and $120 million as at October 31, 2006 and 2005, respectively.
     Employee compensation expense related to these plans for the years ended October 31, 2006, 2005 and 2004, net of the impact of hedging, was $8 million, $4 million and $4 million before tax, respectively ($5 million, $3 million and $3 million after tax, respectively).
     A total of 2,542,696, 2,099,577 and 1,588,824 deferred stock units were outstanding for the years ended October 31, 2006, 2005 and 2004, respectively.

Note 22 • Employee Compensation — Pension and Other Employee Future Benefits

Pension and Other Employee Future Benefit Plans
We have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and other employee future benefits to our retired and current employees.
     Pension arrangements include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee’s years of service and average annual earnings over a period of time prior to retirement. We are responsible for ensuring that the statutory pension plans have sufficient assets to pay the pension benefits upon retirement of employees. Voluntary contributions can be made by employees but are not required.
     We also provide defined contribution pension plans to employees in some of our subsidiaries. Under these plans, we are responsible for contributing a predetermined amount to a participant’s retirement savings, based on a percentage of that employee’s salary. We recognize the cost of our defined contribution pension plans in employee compensation expense as the employees work for us.
     We also provide other employee future benefits, including health and dental care benefits and life insurance for current and retired employees.
Pension and Other Employee Future Benefit Liabilities
We have two types of benefit liabilities: our defined benefit pension liabilities and our other employee future benefit liabilities. These benefit liabilities represent the amount of pension and other employee future benefits that our employees and retirees have earned as at year end.
     Our actuaries perform valuations of our benefit liabilities for pension and other employee future benefits as at October 31 of each year for our Canadian plans (September 30 for our U.S. plans), using the projected benefit method prorated on service, based on management’s assumptions about discount rates, salary growth, retirement age, mortality and health care cost trend rates. The discount rate is determined by management with reference to market conditions at year end. Other assumptions are determined with reference to long-term expectations.
Components of the change in our benefit liabilities year over year and our pension and other employee future benefit expense are as follows:
     Benefits earned by employees represent benefits earned in the current year. They are determined with reference to the current workforce and the amount of benefits to which they will be entitled upon retirement, based on the provisions of our benefit plans.
     Interest cost on benefit liabilities represents the increase in the liabilities that results from the passage of time. Actuarial gains or losses may arise in two ways.
     First, each year our actuaries recalculate the benefit liabilities and compare them to those estimated as at the prior year end. Any differences that result from changes in assumptions or from plan experience being different from management’s expectations at the previous year end are considered actuarial gains or losses. Secondly, actuarial gains and losses arise when there are differences between expected and actual returns on plan assets.
     At the beginning of each year, we determine whether the unrecognized actuarial gain or loss is more than 10% of the greater of our plan asset or benefit liability balances. Any unrecognized actuarial gain or loss in excess of this 10% threshold is recognized in expense over the remaining service period of active employees. Amounts below the 10% threshold are not recognized in income.
     Plan amendments are changes in our benefit liabilities as a result of changes to provisions of the plans. These amounts are recognized in expense over the remaining service period of active employees.
     Expected return on assets represents management’s best estimate of the long-term rate of return on plan assets applied to the fair value of plan assets. We establish our estimate of the expected rate of return on plan assets based on the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities, which take into consideration bond yields. An equity risk premium is then applied to estimate equity returns. Returns from other asset classes are set to reflect the relative risks of these classes as compared to fixed income and equity assets. Differences between expected and actual returns on assets are included in our actuarial gain or loss balance, as described above.
     Settlements occur when benefit liabilities for plan participants are settled, usually through lump sum cash payments, and as a result we no longer have a liability to provide them with benefit payments in the future.
Funding of Pension and Other Employee Future Benefit Plans
Our statutory pension plans in Canada and the United States are funded by the Bank and the assets in these plans are used to pay retirees benefits.
     Our supplementary pension plans in Canada are partially funded, while in the United States the plan is unfunded. Our other employee future benefit plans in the United States and Canada are partially funded. Pension and benefit payments related to these plans are either paid through the respective plan, or paid directly by the Bank.

BMO Financial Group 189th Annual Report 2006  •  121

Notes to Consolidated Financial Statements

     We measure the fair value of plan assets as at October 31 for our Canadian plans (September 30 for our U.S. plans). In addition to actuarial valuations for accounting purposes, we are required to prepare valuations for determining our pension contributions (our “funding valuation”). The most recent funding valuation for our main Canadian plan was performed as at October 31, 2005.
We are required to file funding valuations for that plan with the Office of the Superintendent of Financial Institutions Canada at least every three years. An annual funding valuation is required for our U.S. statutory plan. The most recent valuation was performed as at January 1, 2006.

The benefit liability and the fair value of plan assets in respect of plans that are not fully funded are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2006	2005	2004	2006	2005	2004

Accrued benefit liability	$955	$959	$865	$952	$852	$741
Fair value of plan assets	729	693	607	68	66	58

Unfunded benefit liability	$226	$266	$258	$884	$786	$683

Asset Allocations
The investment policy for the main Canadian pension plan assets is to have a diversified mix of quality investments that is expected to provide a superior real rate of return over the long term, while limiting performance volatility. Plan assets are rebalanced within ranges around target allocations. Allocations as at the end of each year and the target allocations for October 31 are as follows:

	Funded pension benefit plans (1)				Funded other employee future benefit plans
	Target	Actual	Actual	Actual	Target	Actual	Actual	Actual
	2006	2006	2005	2004	2006	2006	2005	2004

Equities	53%	43%	50%	47%	65%	65%	67%	70%
Fixed income investments	35%	41%	38%	40%	35%	33%	33%	30%
Other	12%	16%	12%	13%	—	2%	—	—

(1)	Excludes the Canadian supplementary plan, whose assets are fully invested in fixed income investments.
Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions, except as noted)	Pension benefit plans			Other employee future benefit plans
	2006	2005	2004	2006	2005	2004

Annual Benefits Expense
Benefits earned by employees	$137	$127	$120	$18	$17	$16
Interest cost on accrued benefit liability	208	205	201	46	46	44
Actuarial loss recognized in expense	82	69	77	14	10	10
Amortization of plan amendment costs	6	4	2	(7)	(7)	(7)
Expected return on plan assets	(253)	(230)	(213)	(5)	(5)	(4)

Annual benefits expense	180	175	187	66	61	59
Canada and Quebec pension plan expense	49	45	45	—	—	—
Defined contribution expense	10	11	11	—	—	—

Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	$239	$231	$243	$66	$61	$59

The impact on annual benefits expense if we had recognized all costs and expenses as they arose
Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	$239	$231	$243	$66	$61	$59
(Excess) of actual returns over expected returns on plan assets	(231)	(141)	(118)	(1)	(5)	(4)
(Excess) shortfall of actuarial (gains) losses amortized over actuarial (gains) losses arising	37	320	1	44	59	(10)
(Excess) shortfall of plan amendment costs amortized over plan amendment costs arising	(6)	11	17	7	7	7

Total pro forma annual pension and other employee future benefit expenses if we had recognized all costs and benefits during the year	$39	$421	$143	$116	$122	$52

Weighted-average assumptions used to determine benefit expenses
Estimated average service period of active employees (in years)	10	10	10	12	12	13
Discount rate at beginning of year	5.3%	6.0%	6.2%	5.5%	6.2%	6.4%
Expected long-term rate of return on plan assets	6.6%	6.7%	6.7%	8.0%	8.0%	8.0%
Rate of compensation increase	3.8%	3.9%	4.0%	3.8%	3.9%	4.1%
Assumed overall health care cost trend rate	na	na	na	7.7% (1)	8.0%(1)	8.4%(1)

(1)	Trending to 4.5% in 2013 and remaining at that level thereafter.

na — not applicable
122 • BMO Financial Group 189th Annual Report 2006

Notes to Consolidated Financial Statements
Changes in the estimated financial positions of our pension benefit plans and other employee future benefit plans are as follows:

(Canadian $ in millions, except as noted)	Pension benefit plans			Other employee future benefit plans
	2006	2005	2004	2006	2005	2004

Benefit liability
Benefit liability at beginning of year	$4,013	$3,479	$3,300	$852	$741	$711
Benefits earned by employees	137	127	120	18	17	16
Interest cost on benefit liability	208	205	201	46	46	44
Benefits paid to pensioners and employees	(202)	(185)	(190)	(18)	(19)	(23)
Voluntary employee contributions	6	6	5	—	—	—
Loss on the benefit liability arising from changes in assumptions (a)	121	389	78	58	69	—
Plan amendments	—	15	19	—	—	—
Other, primarily foreign exchange	(35)	(23)	(54)	(4)	(2)	(7)

Benefit liability at end of year	$4,248	$4,013	$3,479	$952	$852	$741

Weighted-average assumptions used to determine the benefit liability
Discount rate at end of year	5.1%	5.3%	6.0%	5.3%	5.5%	6.2%
Rate of compensation increase	3.8%	3.8%	3.9%	3.8%	3.8%	3.9%
Assumed overall health care cost trend rate	na	na	na	7.5% (1)	7.7% (1)	8.2% (1)

Fair value of plan assets
Fair value of plan assets at beginning of year	$3,881	$3,511	$3,191	$66	$58	$55
Actual return on plan assets	484	371	331	6	10	8
Bank contributions	194	192	208	18	19	23
Voluntary employee contributions	6	6	5	—	—	—
Benefits paid to pensioners and employees	(202)	(185)	(190)	(18)	(19)	(23)
Other, primarily foreign exchange	(24)	(14)	(34)	(4)	(2)	(5)

Fair value of plan assets at end of year	$4,339	$3,881	$3,511	$68	$66	$58

Plan funded status	$91	$(132)	$32	$(884)	$(786)	$(683)
Unrecognized actuarial loss (a)	1,034	1,234	1,059	299	256	202
Unrecognized cost (benefit) of plan amendments (b)	50	57	46	(45)	(52)	(59)

Net benefit asset (liability) at end of year	$1,175	$1,159	$1,137	$(630)	$(582)	$(540)

Recorded in:
Other assets	$1,195	$1,177	$1,155	$—	$—	$—
Other liabilities	(20)	(18)	(18)	(630)	(582)	(540)

Net benefit asset (liability) at end of year	$1,175	$1,159	$1,137	$(630)	$(582)	$(540)

The plans paid $3 million for the year ended October 31, 2006 ($3 million in 2005; $4 million in 2004) to us and certain of our subsidiaries for investment management, record-keeping, custodial and administrative services rendered on the same terms that we offer these services to our customers. The plans did not hold any of our shares directly as at October 31, 2006, 2005 and 2004.

(1)	Trending to 4.5% in 2013 and remaining at that level thereafter.

na — not applicable

(a) A continuity of our actuarial (gains) losses is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2006	2005	2004	2006	2005	2004

Unrecognized actuarial loss at beginning of year	$1,234	$1,059	$1,192	$256	$202	$219
Loss on the benefit liability arising from changes in assumptions	121	389	78	58	69	—
(Excess) of actual returns over expected returns on plan assets	(231)	(141)	(118)	(1)	(5)	(4)
Recognition in expense of a portion of the unrecognized actuarial loss	(82)	(69)	(77)	(14)	(10)	(10)
Impact of foreign exchange and other	(8)	(4)	(16)	—	—	(3)

Unrecognized actuarial loss at end of year	$1,034	$1,234	$1,059	$299	$256	$202

(b) A continuity of the unrecognized cost (benefit) of plan amendments is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2006	2005	2004	2006	2005	2004

Unrecognized cost (benefit) of plan amendments at beginning of year	$57	$46	$29	$(52)	$(59)	$(66)
Cost of plan amendments initiated during the year	—	15	19	—	—	—
Recognition in expense of a portion of the unrecognized cost (benefit) of plan amendments	(6)	(4)	(2)	7	7	7
Impact of foreign exchange	(1)	—	—	—	—	—

Unrecognized cost (benefit) of plan amendments at end of year	$50	$57	$46	$(45)	$(52)	$(59)

BMO Financial Group 189th Annual Report 2006  •  123

Notes to Consolidated Financial Statements

Sensitivity of Assumptions
Key weighted-average economic assumptions used in measuring the pension benefit liability, the other employee future benefit liability and related expenses are outlined in the adjoining table. The sensitivity analysis provided in the table should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of changes in other key variables.
     Actual experience may result in changes in a number of key assumptions simultaneously. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

			Other employee
	Pension		future benefits
	Benefit	Benefit	Benefit	Benefit
(Canadian $ in millions, except as noted)	liability	expense	liability	expense

Discount rate (%)	5.1	5.3	5.3	5.5
Impact of: 1% increase ($)	(509)	(13)	(134)	(3)
1% decrease ($)	657	18	171	4

Rate of compensation increase (%)	3.8	3.8	3.8	3.8
Impact of: 0.25% increase ($)	22	2	1	—
0.25% decrease ($)	(22)	(3)	(1)	—

Expected rate of return on assets (%)	na	6.6	na	8.0
Impact of: 1% increase ($)	na	(37)	na	(1)
1% decrease ($)	na	37	na	1

Assumed overall health care cost trend (%)	na	na	7.5 (1)	7.7 (1)
Impact of: 1% increase ($)	na	na	145	12
1% decrease ($)	na	na	(116)	(9)

(1)	Trending to 4.5% in 2013 and remaining at that level thereafter.
na — not applicable

Cash Flows
Cash payments made by the Bank during the year in connection with our employee future benefit plans are as follows:

(Canadian $ in millions)		Pension benefit plans		Other employee future benefit plans
	2006	2005	2004	2006	2005	2004

Contributions to defined benefit plans	$179	$177	$189	$—	$—	$—
Contributions to defined contribution plans	10	11	11	—	—	—
Benefits paid directly to pensioners by the Bank	15	15	19	18	19	23

Total	$204	$203	$219	$18	$19	$23

Our best estimate of the amounts we expect to contribute for the year ending October 31, 2007 is $59 million to our pension plans and $38 million to our other employee future benefit plans.

Estimated Future Benefit Payments
Estimated future benefit payments in the next five years and thereafter are as follows:

	Pension	Other employee
(Canadian $ in millions)	benefit plans	future benefit plans

2007	$207	$38
2008	216	36
2009	229	39
2010	243	42
2011	255	45
2012-2016	1,482	273

Note 23 • Income Taxes
We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements regardless of when they are recognized for income tax purposes, with the exception noted below for repatriation of retained earnings from our foreign subsidiaries.
     In addition, we record income tax expense or benefit directly in shareholders’ equity when the taxes relate to amounts recorded in shareholders’ equity. For example, income tax expense on hedging gains related to our net investment in foreign operations is recorded in shareholders’ equity as part of net unrealized foreign exchange loss.
     The future income tax balances included in other assets of $84 million and other liabilities of $17 million in our Consolidated Balance Sheet as at October 31, 2006 ($38 million and $126 million, respectively, in 2005) are the cumulative amount of tax applicable to temporary differences between the accounting and tax values of our assets and liabilities. Future income tax assets and liabilities are measured at the tax rates expected to apply when these differences reverse. Changes in future income tax assets and liabilities related to a change in tax rates are recorded in income in the period the tax rate change is substantively enacted.
     We expect that we will realize our future income tax assets in the normal course of our operations.
Components of Future Income Tax Balances

(Canadian $ in millions)	2006	2005(1)

Future Income Tax Assets
Allowance for credit losses	$396	$427
Employee future benefits	224	198
Deferred compensation benefits	197	189
Other	14	18

Total future income tax assets	$831	$832

Future Income Tax Liabilities
Premises and equipment	$(255)	$(342)
Pension benefits	(392)	(414)
Intangible assets	(83)	(104)
Other	(34)	(60)

Total future income tax liabilities	$(764)	$(920)

(1) Amounts have been restated to reflect the change in accounting policy described in Note 21.
Income that we earn in foreign countries through our branches or subsidiaries is generally subject to tax in those countries.
We are also subject to Canadian taxation on the income earned in our foreign branches. Canada allows a credit for foreign taxes paid on this income. Upon repatriation of earnings from certain foreign subsidiaries, we would be required to pay tax on certain of these earnings.

124 • BMO Financial Group 189th Annual Report 2006

Notes to Consolidated Financial Statements

As repatriation of such earnings is not planned in the foreseeable future, we have not recorded the related future income tax liability. The maximum Canadian and foreign taxes that would be payable, at existing tax rates, if all of our foreign subsidiaries’ earnings were repatriated as at October 31, 2006, 2005 and 2004 are estimated to be $583 million, $532 million and $495 million, respectively.
Provision for Income Taxes

(Canadian $ in millions)	2006	2005(1)	2004(1)

Consolidated Statement of Income
Provision for income taxes — Current	$872	$784	$823
— Future	(155)	90	148

	717	874	971
Shareholders’ Equity
Income tax expense related to:
Foreign currency gains on translation of net investments in foreign operations	156	101	254
Other	—	—	9

Total	$873	$975	$1,234

(1) Amounts have been restated to reflect the change in accounting policy described in Note 21.
Components of Total Provision for Income Taxes

(Canadian $ in millions)	2006	2005(1)	2004(1)

Canada: Current income taxes
Federal	$494	$430	$578
Provincial	266	227	264

	760	657	842

Canada: Future income taxes
Federal	(110)	34	87
Provincial	(51)	9	39

	(161)	43	126

Total Canadian	599	700	968

Foreign: Current income taxes	268	228	236
Future income taxes	6	47	30

Total foreign	274	275	266

Total	$873	$975	$1,234

(1) Amounts have been restated to reflect the change in accounting policy described in Note 21.

Set out below is a reconciliation of our statutory tax rates and income tax that would be payable at these rates to the effective income tax rates and provision for income taxes that we have recorded in our Consolidated Statement of Income:

(Canadian $ in millions, except as noted)		2006		2005(1)		2004(1)

Combined Canadian federal and provincial income taxes at the statutory tax rate	$1,206	34.9%	$1,160	34.8%	$1,152	35.0%
Increase (decrease) resulting from:
Tax-exempt income	(91)	(2.6)	(88)	(2.7)	(95)	(2.9)
Foreign operations subject to different tax rates	(332)	(9.6)	(211)	(6.3)	(96)	(3.0)
Large corporations tax	—	—	4	0.1	5	0.1
Change in tax rate for future income taxes	(3)	(0.1)	—	—	(11)	(0.2)
Intangible assets not deductible for tax purposes	10	0.2	13	0.5	14	0.4
Other	(73)	(2.1)	(4)	(0.1)	2	0.1

Provision for income taxes and effective tax rate	$717	20.7%	$874	26.3%	$971	29.5%

(1) Amounts have been restated to reflect the change in accounting policy described in Note 21.

Note 24 • Earnings Per Share
Basic Earnings per Share
Our basic earnings per share is calculated by dividing our net income, after deducting total preferred share dividends, by the daily average number of fully paid common shares outstanding throughout the year.

Basic earnings per share
(Canadian $ in millions, except as noted)	2006	2005(1)	2004(1)

Net income	$2,663	$2,396	$2,295
Dividends on preferred shares	(30)	(30)	(31)

Net income available to
common shareholders	$2,633	$2,366	$2,264

Average number of common shares
outstanding (in thousands)	501,257	500,060	501,656

Basic earnings per share (Canadian $)	$5.25	$4.73	$4.51

(1) Amounts have been restated to reflect the change in accounting policy described in Note 21.
Diluted Earnings per Share
Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the year for instruments that were outstanding all year or from the date of issue for instruments issued during the year.
Convertible Shares
In determining diluted earnings per share, we increase net income available to common shareholders by dividends paid on convertible shares as these dividends would not have been paid if the shares had been converted at the beginning of the year. Similarly, we increase the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place at the beginning of the year.
     Our Series 4, 6 and 10 Class B Preferred shares, in certain circumstances, are convertible into common shares. These conversions are not included in the calculation of diluted earnings per share as we have the option to settle the conversion in cash instead of common shares.

BMO Financial Group 189th Annual Report 2006 • 125

Notes to Consolidated Financial Statements

Employee Stock Options
In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the year had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. We do not adjust for stock options with a strike price above the average share price for the year because including them would increase our earnings per share, not dilute it.

Diluted earnings per share
(Canadian $ in millions, except as noted)	2006	2005(1)	2004(1)

Net income available to common shareholders	$2,633	$2,366	$2,264
Dividends on convertible shares	—	—	1

Net income adjusted for dilution effect	$2,633	$2,366	$2,265

Average number of common shares outstanding (in thousands)	501,257	500,060	501,656

Convertible shares	328	361	683
Stock options potentially exercisable(2)	21,629	25,424	32,057
Weighted-average common shares potentially repurchased	(12,041)	(15,000)	(19,351)

Average diluted number of common shares outstanding (in thousands)	511,173	510,845	515,045

Diluted earnings per share (Canadian $)	$5.15	$4.63	$4.40

(1)	Amounts have been restated to reflect the change in accounting policy described in Note 21.

(2)	In computing diluted earnings per share we excluded average stock options outstanding of 174,485, 410,265 and 679,510 with weighted-average exercise prices of $63.14, $56.60 and $53.93 for the years ended October 31, 2006, 2005 and 2004, respectively.

Note 25 • Operating and Geographic Segmentation
Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.
     Beginning in the quarter ended January 31, 2006, we amended our operating group segmentation to include both Personal and Commercial Banking Canada and Personal and Commercial Banking U.S. as reporting segments. Prior period information has been restated to reflect this new reporting basis.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of products and services to personal and business clients in Canada through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in the United States, primarily in the Chicago area and Northwest Indiana, through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect and grow their financial assets.
Investment Banking Group
Investment Banking Group (“IBG”), operating under the BMO Capital Markets brand, combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, its clients span a broad range of industry sectors. IBG also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.
Corporate Services
Corporate Services includes Technology and Operations (“T&O”) and the Corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results for Corporate Services include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.
     T&O manages, maintains and provides governance over information technology, real estate, operations services and sourcing for the Bank. The unit focuses on enterprise-wide priorities that improve quality and efficiency.
     Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to P&C, PCG and IBG and only minor amounts are retained in T&O’s results. As such, results for Corporate Services largely reflect operating results of Corporate units.
     Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”). This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.

126 • BMO Financial Group 189th Annual Report 2006

Notes to Consolidated Financial Statements

     Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.
Geographic Information
We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Our results and average assets, grouped by operating segment and geographic region, are as follows:

							Teb
	P&C	P&C			Corporate	Total	adjust-	Total		United	Other
(Canadian $ in millions)	Canada	U.S.	PCG	IBG	Services(1)	(teb basis)	ments	(GAAP basis)	Canada	States	countries

2006
Net interest income	$2,940	$740	$569	$773	$(151)	$4,871	$(127)	$4,744	$3,508	$1,217	$146
Non-interest revenue	1,639	166	1,324	2,007	105	5,241	–	5,241	3,911	1,150	180

Total Revenue	4,579	906	1,893	2,780	(46)	10,112	(127)	9,985	7,419	2,367	326
Provision for credit losses	314	30	3	79	(250)	176	–	176	181	(3)	(2)
Non-interest expense	2,600	681	1,334	1,601	137	6,353	–	6,353	4,535	1,680	138

Income before taxes and non-controlling interest in subsidiaries	1,665	195	556	1,100	67	3,583	(127)	3,456	2,703	690	190
Income taxes	524	80	196	240	(196)	844	(127)	717	629	228	(13)
Non-controlling interest in subsidiaries	–	–	–	–	76	76	–	76	55	21	–

Net Income	$1,141	$115	$360	$860	$187	$2,663	$–	$2,663	$2,019	$441	$203

Average Assets	$114,364	$21,890	$6,545	$161,811	$4,521	$309,131	$–	$309,131	$200,085	$82,161	$26,885

Goodwill (As at)	$93	$582	$323	$98	$2	$1,098	$–	$1,098	$410	$688	$–

2005(2)
Net interest income	$2,829	$732	$577	$966	$(198)	$4,906	$(119)	$4,787	$3,504	$1,266	$136
Non-interest revenue	1,490	165	1,459	1,775	163	5,052	–	5,052	3,545	1,344	163

Total Revenue	4,319	897	2,036	2,741	(35)	9,958	(119)	9,839	7,049	2,610	299
Provision for credit losses	269	30	4	98	(222)	179	–	179	192	14	(27)
Non-interest expense	2,483	659	1,520	1,477	193	6,332	–	6,332	4,349	1,855	128

Income before taxes and non-controlling interest in subsidiaries	1,567	208	512	1,166	(6)	3,447	(119)	3,328	2,508	741	198
Income taxes	493	83	192	313	(88)	993	(119)	874	798	247	(52)
Non-controlling interest in subsidiaries	–	–	–	–	58	58	–	58	36	22	–

Net Income	$1,074	$125	$320	$853	$24	$2,396	$–	$2,396	$1,674	$472	$250

Average Assets	$105,963	$21,055	$7,061	$157,234	$5,189	$296,502	$–	$296,502	$195,281	$75,632	$25,589

Goodwill (As at)	$93	$568	$327	$100	$3	$1,091	$–	$1,091	$411	$680	$–

2004(2)
Net interest income	$2,674	$678	$533	$1,259	$(207)	$4,937	$(139)	$4,798	$3,342	$1,437	$158
Non-interest revenue	1,350	175	1,318	1,508	200	4,551	–	4,551	3,199	1,200	152

Total Revenue	4,024	853	1,851	2,767	(7)	9,488	(139)	9,349	6,541	2,637	310
Provision for credit losses	271	28	5	138	(545)	(103)	–	(103)	(1)	(46)	(56)
Non-interest expense	2,439	638	1,504	1,405	183	6,169	–	6,169	4,074	1,960	135

Income before taxes and non-controlling interest in subsidiaries	1,314	187	342	1,224	355	3,422	(139)	3,283	2,468	723	231
Income taxes	441	77	115	394	83	1,110	(139)	971	798	278	34
Non-controlling interest in subsidiaries	1	–	–	–	16	17	–	17	2	15	–

Net Income	$872	$110	$227	$830	$256	$2,295	$–	$2,295	$1,668	$430	$197

Average Assets	$99,231	$17,895	$7,145	$134,820	$3,807	$262,898	$–	$262,898	$170,518	$68,743	$23,637

Goodwill (As at)	$93	$495	$814	$102	$3	$1,507	$–	$1,507	$411	$1,096	$–

(1) Corporate Services includes Technology and Operations.          (2) Amounts have been restated to reflect the change in accounting policy described in Notes 3 and 21.
Prior years have been restated to give effect to the current year’s organization structure and presentation changes.
BMO Financial Group 189th Annual Report 2006 • 127

Notes to Consolidated Financial Statements
Note 26 • Related Party Transactions
We provide banking services to our joint ventures and equity-accounted investees on the same terms that we offer to our customers.
     Effective September 1, 1999, new loans and mortgages to executive officers were no longer available at preferred rates, other than loans related to transfers we initiate. The transferee loan amounts outstanding under preferred rate mortgage loan agreements were $70 million and $82 million at October 31, 2006 and 2005, respectively. The interest earned on these loans is recorded in interest, dividend and fee income in our Consolidated Statement of Income. A select suite of customer loan and mortgage products is now offered to employees at rates normally accorded to preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.
Board of Directors Compensation
 Stock Option Plan
In fiscal 2002, we introduced a stock option plan for non-officer directors, the terms of which are the same as the plan for designated officers and employees described in Note 21. During the fiscal year 2003, we granted 42,000 stock options at an exercise price of $43.25 per share. The granting of options under the Non-Officer Director Stock Option Plan was discontinued effective November 1, 2003.
     Stock option expense for this plan is calculated in the same manner as employee stock option expense. It was included in other expenses in our Consolidated
Statement of Income and was less than $1 million for the years ended October 31, 2006, 2005 and 2004.
Deferred Share Units
Members of our Board of Directors are required to take 100% of their annual retainers and other fees in the form of either our common shares (purchased on the open market) or deferred share units until such time as the directors’ shareholdings are greater than six times their annual retainers as directors. After this threshold is reached, directors are required to take at least 50% of their annual retainers in this form.
     Deferred share units allocated under this deferred share unit plan are adjusted to reflect dividends and changes in the market value of our common shares. The value of these deferred share units will be paid upon termination of service as a director. The expense for this plan was included in other expenses in our Consolidated Statement of Income and totalled $2 million, $3 million and $3 million for the years ended October 31, 2006, 2005 and 2004, respectively.
We provide certain banking services to entities that are affiliated with our directors. We offer these services on the same terms that we offer to our customers.

Note 27 • Contingent Liabilities
(a) Legal Proceedings
In the bankruptcy of Adelphia Communications Corporation (“Adelphia”), the Official Committees of Unsecured Creditors and Equity Security Holders have been given leave to pursue claims against Bank of Montreal, its indirect subsidiary BMO Capital Markets Corp. (previously Harris Nesbitt Corp.), and approximately 380 other financial institutions. The Complaints allege various federal statutory and common law claims and seek an unspecified amount of damages and punitive damages and equitable relief. Also in the bankruptcy proceeding, Adelphia and Bank of Montreal have entered into a tolling agreement with respect to the time within which Adelphia may bring an adversary proceeding against Bank of Montreal seeking return of certain payments received by Bank of Montreal, claiming that such payments were voidable preferences.
     In addition, BMO Capital Markets Corp. is one of many underwriters named, in addition to the Bank and other financial institutions, in several civil actions, including a class action, brought by investors in Adelphia securities. All seek unspecified damages. The court in the class action recently dismissed without prejudice all federal securities law claims against Bank of Montreal and BMO Capital Markets Corp. but a common law claim against Bank of Montreal and a securities law claim against the lead underwriters remain. The parties in the class action presently are engaged in mediation to try to resolve these matters.
     In addition, Bank of Montreal and BMO Capital Markets Corp. have been named as defendants in actions brought by an individual and certain trusts in which that individual, directly or indirectly, maintains an interest, and by a corporation and certain of its affiliates, all of whom or which acquired Adelphia common stock in exchange for certain of their businesses. The complaints assert claims under various state statutes and the common law and claim unspecified actual and punitive damages.
     There remains the possibility that other or additional claims related to Adelphia’s bankruptcy might be asserted by one or more interested parties.
     As these matters are all in the early stages, we are unable to determine the eventual outcome of these matters but management believes that the Bank and BMO Capital Markets Corp. have strong defences to these claims and will vigorously defend against all such actions.
     BMO Nesbitt Burns Inc., an indirect subsidiary of Bank of Montreal, has been named as a defendant in several individual actions and proposed class actions in Canada brought on behalf of shareholders of Bre-X Minerals Ltd. (“Bre-X”). Two of the proposed class actions in Canada have been dismissed as to BMO Nesbitt Burns Inc. A proposed U.S. class action was dismissed as against BMO Nesbitt Burns Inc. in October 2005. BMO Nesbitt Burns Inc., Bank of Montreal and BMO Capital Markets Corp. (previously Harris Nesbitt Corp.) are also defendants in an individual action in the United States.
     Other defendants named in one or more of the actions referred to above include Bre-X, officers and directors of Bre-X, a mining consulting firm retained by Bre-X, Bre-X’s financial advisor, brokerage firms which sold Bre-X common stock and a major gold production company. These actions are largely based on allegations of negligence and negligent and/or fraudulent misrepresentation in connection with the sale of Bre-X securities.
     As these matters are all in the early stages, we are unable to determine the eventual outcome of these matters but management believes that BMO Nesbitt Burns Inc., the Bank and BMO Capital Markets Corp. have strong defences to these claims and will vigorously defend against all such actions.
     The Bank and its subsidiaries are party to other legal proceedings in the ordinary course of their businesses. Management does not expect the outcome of any of these other proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or results of the Bank’s operations.

128 • BMO Financial Group 189th Annual Report 2006

Notes to Consolidated Financial Statements
(b) Pledged Assets
In the normal course of our business, we pledge assets as security for various liabilities that we incur. The following tables summarize our pledged assets, to whom they are pledged and in relation to what activity:

(Canadian $ in millions)	2006	2005

Cash resources	$9	$9
Securities
Issued or guaranteed by Canada	5,999	8,734
Issued or guaranteed by a Canadian province, municipality or school corporation	2,234	1,779
Other securities	17,724	16,789
Other assets	25,436	16,764

Total assets pledged	$51,402	$44,075

Excludes restricted cash resources disclosed in Note 2.

(Canadian $ in millions)	2006	2005

Assets pledged to:
Clearing systems, payment systems and depositories	$1,351	$1,735
Assets pledged in relation to:
Obligations related to securities lent or sold under repurchase agreements	28,477	20,275
Securities borrowing and lending	11,709	12,472
Derivatives transactions	2,010	2,209
Other	7,855	7,384

Total	$51,402	$44,075

Excludes cash pledged with central banks disclosed as restricted cash in Note 2.

Note 28 • Fair Value of Financial Instruments
We record trading assets and liabilities at market values and non-trading assets and liabilities at their original amortized cost less allowances or write-downs for impairment. Fair value is subjective in nature, requiring a variety of valuation techniques and assumptions. The values are based upon the estimated amounts for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business.
     Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value represents our estimate of the amounts for which we could exchange the financial instruments with willing third parties who were interested in acquiring the instruments. In most cases, however, the financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. In those cases, we have estimated fair value taking into account only changes in interest rates and credit risk that have occurred since we acquired them or entered into the underlying contract. These calculations represent management’s best estimates based on a range of methodologies and assumptions; since they involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the instruments.
     Interest rate changes are the main cause of changes in the fair value of our financial instruments.
     Items that are not financial instruments, such as premises and equipment, goodwill and intangible assets, have been excluded from our estimate of fair value. The assets excluded totalled $3,297 million as at October 31, 2006 ($3,134 million in 2005).
Financial Instruments Whose Book Value Approximates Fair Value
Fair value is assumed to equal book value for acceptance-related assets and liabilities, securities sold but not yet purchased and securities lent or sold under repurchase agreements, due to the short-term nature of these assets and liabilities. Fair value is also assumed to equal book value for our cash resources, certain other assets and certain other liabilities.
Loans
In determining the fair value of our loans, we incorporate the following assumptions:
•	For fixed rate performing loans, we discount the remaining contractual cash flows, adjusted for estimated prepayment, at market interest rates currently offered for loans with similar terms.
•	For floating rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, fair value is assumed to equal carrying value.
The value of our loan balances determined using the above assumptions is further reduced by the allowance for credit losses to determine the fair value of our loan portfolio.
Securities
The fair value of our securities, both trading and investment, by instrument type and the methods used to determine fair value are provided in Note 3.
Derivative Financial Instruments
The methods used to determine the fair value of derivative financial instruments are provided in Note 9.
Deposits
In determining the fair value of our deposits, we incorporate the following assumptions:
•	For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows for these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risks.

•	For floating rate, fixed maturity deposits, changes in interest rates have minimal impact on fair value since deposits reprice to market frequently. On that basis, fair value is assumed to equal book value.

•	For deposits with no defined maturities, we consider fair value to equal book value based on book value being equivalent to the amount payable on the reporting date.
Subordinated Debt, Preferred Share Liability
and Capital Trust Securities
The fair value of our subordinated debt, preferred share liability and capital trust securities is determined by referring to current market prices for similar instruments.
Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values, adjusted for the impact of derivatives that hedge changes in fair value.

BMO Financial Group 189th Annual Report 2006 • 129

Notes to Consolidated Financial Statements

(Canadian $ in millions)				2006				2005(2)

			Fair value	Fair value			Fair value	Fair value
	Book	Fair	of hedging	over (under)	Book	Fair	of hedging	over (under)
	value	value	derivatives(1)	book value	value	value	derivatives(1)	book value

Assets
Cash resources	$19,608	$19,608	$—	$—	$20,721	$20,721	$—	$—
Securities	67,411	67,466	(14)	41	57,034	57,031	15	12
Loans and customers’ liability under acceptances, net of the allowance for credit losses	190,994	189,731	(38)	(1,301)	174,337	174,838	(31)	470
Derivative financial instruments — trading	30,404	30,404	—	—	31,443	31,443	—	—
Other assets	8,257	8,257	—	—	7,119	7,119	—	—

	$316,674	$315,466	$(52)	$(1,260)	$290,654	$291,152	$(16)	$482

Liabilities
Deposits	$203,848	$203,992	$(11)	$133	$193,793	$194,288	$(122)	$373
Derivative financial instruments — trading	31,429	31,429	—	—	28,843	28,843	—	—
Acceptances	7,223	7,223	—	—	5,934	5,934	—	—
Securities sold but not yet purchased	15,398	15,398	—	—	16,142	16,142	—	—
Securities lent or sold under repurchase agreements	31,918	31,918	—	—	22,657	22,657	—	—
Other liabilities	10,758	10,758	—	—	8,557	8,557	—	—
Subordinated debt	2,726	2,888	(2)	160	2,469	2,637	(3)	165
Preferred share liability	450	462	—	12	450	465	—	15
Capital trust securities	1,150	1,253	—	103	1,150	1,240	—	90

	$304,900	$305,321	$(13)	$408	$279,995	$280,763	$(125)	$643

Total				$(1,668)				$(161)

(1) Under (over) book value — refer to Note 9.	(2) Amounts have been restated to reflect the change in accounting policy described in Notes 3 and 21.

Note 29 • Reconciliation of Canadian and United States Generally Accepted Accounting Principles
We prepare our consolidated financial statements in accordance with GAAP in Canada, including interpretations of GAAP by our regulator, the Superintendent of Financial Institutions Canada.
     We have included the significant differences that would result if United States GAAP were applied in the preparation of our Consolidated Statement of Income,
Consolidated Balance Sheet and Consolidated Statement of Comprehensive Income. We have not included our Consolidated Statement of Cash Flows as the differences are immaterial.

Condensed Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except per share amounts)	2006	2005(1)	2004(1)

Net income, as reported under Canadian GAAP	$2,663	$2,396	$2,295
Adjustments to arrive at United States GAAP:
Net Interest Income
Liabilities and equity (k)	99	97	124
Variable interest entities (a)	—	—	38
Mortgage prepayment fees (b)	—	—	(42)
Non-Interest Revenue
Merchant banking (l)	(21)	(83)	—
Variable interest entities (a)	—	(13)	104
Securitizations (c)	—	—	(3)
Derivatives (d)	(32)	(66)	(5)
Non-Interest Expense
Variable interest entities (a)	—	—	(7)
Stock-based compensation (e)	(31)	(6)	(16)
Software development costs (f)	(42)	(42)	(42)
Pension and related benefits (g)	4	2	5
Goodwill and other assets (h)	5	5	6
Income taxes and net change in income taxes (i) (including adjustments due to items listed above)	40	65	(62)
Non-controlling interest in subsidiaries (k)	(79)	(79)	(43)
Cumulative impact of an accounting change (a)	—	—	(111)

Net income based on United States GAAP	$2,606	$2,276	$2,241

Earnings per share: basic
— Canadian GAAP net income	$5.25	$4.73	$4.51
— United States GAAP net income before cumulative impact of an accounting change	5.14	4.49	4.54
— Cumulative impact of an accounting change	—	—	(0.23)
— United States GAAP net income	5.14	4.49	4.31

Earnings per share: diluted
— Canadian GAAP net income	$5.15	$4.63	$4.40
— United States GAAP net income before cumulative impact of an accounting change	5.04	4.40	4.42
— Cumulative effect of accounting change	—	—	(0.22)
— United States GAAP net income	5.04	4.40	4.20

(1) Amounts have been restated to reflect the change in accounting policy described in Note 21.
130 • BMO Financial Group 189th Annual Report 2006

Notes to Consolidated Financial Statements

Condensed Consolidated Balance Sheet
As at October 31 (Canadian $ in millions)			2006			2005(1)

	Canadian	Increase	United States	Canadian	Increase	United States
	GAAP	(Decrease)	GAAP	GAAP	(Decrease)	GAAP

Assets
Cash resources(a,q)	$19,608	$(2,119)	$17,489	$20,721	$(1,242)	$19,479
Securities
Investment and loan substitutes(n,p)	15,591	(15,591)	--	12,947	(12,947)	—
Trading(p)	51,820	--	51,820	44,087	222	44,309
Available-for-sale(d,j,l,n,p)	--	18,024	18,024	—	14,102	14,102
Loans and customers’ liability under acceptances, net of the allowance for credit losses(a,d,q)	190,994	2,088	193,082	174,337	1,227	175,564
Derivative financial instruments(a,d)	30,411	377	30,788	31,517	391	31,908
Premises and equipment(f)	2,047	38	2,085	1,847	79	1,926
Goodwill(h)	1,098	(39)	1,059	1,091	(41)	1,050
Intangible assets(h)	152	(15)	137	196	(21)	175
Other assets(a,d,g,n,p)	8,257	7,371	15,628	7,119	4,106	11,225

Total Assets	$319,978	$10,134	$330,112	$293,862	$5,876	$299,738

Liabilities and Shareholders’ Equity
Deposits	$203,848	$62	$203,910	$193,793	$53	$193,846
Derivative financial instruments(a,d)	31,446	153	31,599	28,868	62	28,930
Acceptances	7,223	--	7,223	5,934	—	5,934
Securities sold but not yet purchased	15,398	--	15,398	16,142	—	16,142
Securities lent or sold under repurchase agreements	31,918	--	31,918	22,657	—	22,657
Other liabilities(d,j,k,p)	10,758	11,109	21,867	8,557	6,866	15,423
Subordinated debt(d)	2,726	(45)	2,681	2,469	(40)	2,429
Preferred share liability(k)	450	(450)	--	450	(450)	—
Capital trust securities(k)	1,150	(1,150)	--	1,150	(1,150)	—
Shareholders’ equity(d,m)	15,061	455	15,516	13,842	535	14,377

Total Liabilities and Shareholders’ Equity	$319,978	$10,134	$330,112	$293,862	$5,876	$299,738

(1) Amounts have been restated to reflect the change in accounting policy described in Notes 3 and 21.

Consolidated Statement of Comprehensive Income
For the Year Ended October 31 (Canadian $ in millions)	2006	2005(1)	2004(1)

Net income (under United States GAAP)	$2,606	$2,276	$2,241

Other Comprehensive Income, net of income taxes:
Unrealized loss on translation of net investments in foreign operations, net of hedging activities(2)	(172)	(114)	(295)
Unrealized holding gains (losses) on available-for-sale securities, net of hedging activities(3)	151	99	(4)
Realized (gains) losses and write-downs on available-for-sale securities recognized in net income(4)	(94)	(107)	(114)
Unrealized losses on derivatives designated as cash flow hedges(5)	(71)	(49)	(205)
Net gains (losses) on derivatives designated as cash flow hedges recognized in net income(6)	(5)	5	253
Minimum pension liability(7)	6	12	(5)

Total Other Comprehensive Loss	(185)	(154)	(370)

Comprehensive Income	$2,421	$2,122	$1,871

(1)	Amounts have been restated to reflect the change in accounting policy described in Note 21.

(2)	Net of income taxes of $156 million ($102 million in 2005; $254 million in 2004).

(3)	Net of income taxes of $82 million ($53 million in 2005; $2 million in 2004).

(4)	Net of income taxes of $51 million ($58 million in 2005; $64 million in 2004).
(a) Variable Interest Entities
Under United States GAAP, we adopted a new accounting standard on the consolidation of variable interest entities (“VIEs”) effective January 31, 2004. Under this new standard, we consolidate the financial results of VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by the standard setters.
     When we adopted this new U.S. accounting standard on January 31, 2004, it resulted in the consolidation of our multi-seller conduits. We recorded a one-time transition adjustment of $111 million related to unrealized losses on interest rate swaps held by our VIEs to hedge their exposure to interest rate risk in the Consolidated Statement of Income as the cumulative effect of an accounting change. These derivative instruments had been accounted for as hedging derivatives under Canadian GAAP but did not meet the detailed hedge accounting requirements under United States GAAP in prior periods. As a result, although
(5)	Net of income taxes of $38 million ($26 million in 2005; $110 million in 2004).

(6)	Net of income taxes of $3 million ($41 million in 2005; $209 million in 2004).

(7)	Net of income taxes of $3 million ($26 million in 2005; $3 million in 2004).
they are effective as economic hedges, they are required to be marked to market under United States GAAP. The liability associated with these unrealized losses will reverse, with a corresponding increase in net income, over the remaining terms of the swaps for United States GAAP reporting.
     On April 29, 2005, we restructured our multi-seller conduits by either terminating or changing the terms of our swaps with the VIEs and amending some of the rights of note holders in the VIEs. As a result, they no longer meet the criteria for consolidation. The impact of deconsolidating these VIEs was a decrease in non-interest revenue of $13 million representing the reversal of unamortized mark-to-market losses on swaps.
     During the year ended October 31, 2006, under United States GAAP we adopted new accounting guidance that provides additional clarification on VIEs and their consolidation requirements. There was no material impact on our consolidated financial statements under United States GAAP as a result of this accounting guidance.

BMO Financial Group 189th Annual Report 2006 • 131

Notes to Consolidated Financial Statements

(b) Mortgage Prepayment Fees
Under United States GAAP, mortgage prepayment fees are recognized in income when the related mortgage is prepaid or renegotiated at market rates. Prior to November 1, 2003, these fees were deferred and amortized to income over the average remaining term of the related mortgages under Canadian GAAP.
     Effective November 1, 2003, we adopted a new Canadian accounting standard on sources of GAAP that eliminated this difference and resulted in recording in income, for Canadian GAAP purposes, the balance of deferred mortgage prepayment fees as at November 1, 2003 of $42 million before income taxes. This amount was already recognized in net income under United States GAAP.
(c) Securitizations
Under United States GAAP, gains on all of our securitizations are recorded at the date of the securitization. Under Canadian GAAP, prior to July 1, 2001, gains on sales of NHA-insured mortgages were recorded at the date of the securitization and gains on sales of other loans securitized were deferred and recorded over the life of the loans securitized. Effective July 1, 2001, we adopted a new Canadian accounting standard on securitizations which eliminated this difference for securitizations that took place after July 1, 2001. There will continue to be an adjustment to our Consolidated Statement of Income until the deferred gains related to loans securitized prior to July 1, 2001 have been recorded in income.
(d) Derivatives
Under United States GAAP, hedging derivatives are recorded at fair value in our Consolidated Balance Sheet. Changes in the fair value of hedging derivatives are either offset in our Consolidated Statement of Income against the change in the fair value of the hedged asset, liability or firm commitment, or are recorded in other comprehensive income until the hedged item is recorded in our Consolidated Statement of Income. If the change in the fair value of the derivative is not completely offset by the change in the fair value of the item it is hedging, the difference is recorded immediately in our Consolidated Statement of Income.
     Under Canadian GAAP, hedging derivatives are accounted for on an accrual basis, with gains or losses deferred and recorded in income on the same basis as the underlying hedged item. Canadian GAAP will change on November 1, 2006 to conform with United States GAAP. There will continue to be an adjustment to comprehensive income until hedges existing at transition have either matured or been terminated.
(e) Stock-based Compensation
Under United States GAAP, the fair value of stock options on their grant date is recorded as compensation expense over the period that the options vest. Under Canadian GAAP, prior to November 1, 2002, we included the amount of proceeds in shareholders’ equity when the options were exercised and did not recognize any compensation expense. Effective November 1, 2002, we adopted a new Canadian accounting standard on stock-based compensation that eliminated this difference for stock options granted on or after November 1, 2002. As a result, there will continue to be an adjustment to our Consolidated Statement of Income until stock option expense has been fully recognized for stock options granted prior to November 1, 2002 under United States GAAP.
     Effective November 1, 2005, under United States GAAP, stock-based compensation granted to employees who are eligible to retire is expensed at the time of grant. We adopted this new standard prospectively, beginning with grants issued in fiscal 2006. We retroactively adopted new Canadian accounting guidance on stock-based compensation during the year ended October 31, 2006, which is harmonized with the United States accounting standard. Due to the differences in the methods of adoption, there will continue to be an adjustment to our Consolidated Statement of Income until the stock-based compensation granted prior to November 1, 2005 has been fully amortized.
(f) Software Development Costs
Under United States GAAP, costs of internally developed software are required to be capitalized and amortized over the expected useful life of the software. Under Canadian GAAP, prior to November 1, 2003, only costs paid to third parties related to internally developed software were capitalized and amortized over the expected useful life of the software. Effective November 1, 2003, we adopted a new Canadian accounting standard on sources of GAAP that eliminated this difference for software development costs incurred after October 31, 2003. There will continue to be an adjustment to our Consolidated Statement of Income until software development costs capitalized prior to fiscal 2004 are fully amortized.
(g) Pension and Related Benefits
Under United States GAAP, both pension and other employee future benefits are recorded in our Consolidated Statement of Income in the period services are provided by our employees. The related obligations are valued using current market rates. Under Canadian GAAP, prior to November 1, 2000, pension benefits were recorded in our Consolidated Statement of Income in the period services were provided by our employees, with the corresponding obligation valued using management’s best estimate of the long-term rate of return on plan assets, while other employee future benefits were expensed as incurred. Effective November 1, 2000, we adopted a new Canadian accounting standard on pension and other employee future benefits that eliminated the difference between Canadian and United States GAAP. When we adopted this new standard, we accounted for the change in accounting as a charge to retained earnings. As a result, there will continue to be an adjustment to our Consolidated Statement of Income until amounts previously deferred under United States GAAP have been fully amortized to income.
(h) Goodwill and Other Assets
Under United States GAAP, our acquisition of Suburban Bancorp, Inc. in 1994 would have been accounted for using the pooling of interests method. Under Canadian GAAP, we accounted for this acquisition using the purchase method, which resulted in the recognition and amortization of goodwill and other intangible assets associated with the acquisition. Effective November 1, 2001, goodwill is no longer amortized to income under either United States or Canadian GAAP. The remaining difference relates to the amortization of intangible assets under Canadian GAAP.
(i) Income Taxes
In addition to the tax impact of differences outlined above, under United States GAAP, tax rate changes do not impact the measurement of our future income tax balances until they are passed into law. Under Canadian GAAP, tax rate changes are recorded in income in the period the tax rate change is substantively enacted.
(j) Non-Cash Collateral
Under United States GAAP, non-cash collateral received in security lending transactions that we are permitted by contract to sell or re-pledge is recorded as an asset in our Consolidated Balance Sheet and a corresponding liability is recorded for the obligation to return the collateral. Under Canadian GAAP, such collateral and the related obligation are not recorded in our Consolidated Balance Sheet. As a result of this difference, available-for-sale securities and other liabilities have been increased by $1,545 million and $2,191 million for the years ended October 31, 2006 and 2005, respectively.
(k) Liabilities and Equity
Under United States GAAP, certain of our preferred shares and capital trust securities are classified as equity and non-controlling interest, respectively. Under Canadian GAAP, as both instruments are ultimately convertible into a variable number of our common shares at the holders’ option, they are classified as liabilities.

132 • BMO Financial Group 189th Annual Report 2006

Notes to Consolidated Financial Statements

(l) Merchant Banking Investments
Under United States GAAP, our merchant banking subsidiaries account for their investments at cost or under the equity method. Under Canadian GAAP, these subsidiaries account for their investments at fair value with changes in fair value recorded in income as they occur.
(m) Shareholders’ Equity
Accumulated other comprehensive income is recorded as a separate component of shareholders’ equity under United States GAAP. Canadian GAAP does not permit presentation of other comprehensive income. Canadian GAAP will change on November 1, 2006 to conform with United States GAAP. There will continue to be an adjustment to comprehensive income until hedges existing at transition have either matured or been terminated.
     The accumulated balances related to each component of other comprehensive income, net of income taxes, are as follows:

(Canadian $ in millions)	2006	2005

Unrealized loss on translation of net investments in foreign operations, net of hedging activities	$(757)	$(585)
Net unrealized gains on available-for-sale securities(n)	60	3
Unrealized gains on derivatives designated as cash flow hedges(d)	154	230
Minimum pension liability(o)	(32)	(38)

Total Accumulated Other Comprehensive Loss	$(575)	$(390)

(n) Available-for-Sale Securities
Under United States GAAP, we have designated as available-for-sale all of our investment securities and loan substitute securities, other than investments in corporate equity where we exert significant influence but not control. Available-for-sale securities are carried at fair value, with any unrealized gains or losses recorded in other comprehensive income. Under Canadian GAAP, investment securities are carried at cost, amortized cost or adjusted cost. Investments in corporate equity where we exert significant influence but not control are classified in other assets under United States GAAP. Canadian GAAP will change on November 1, 2006 to conform with United States GAAP.
(o) Minimum Pension Liability
Under United States GAAP, we must recognize an additional pension liability in cases where the pension obligation, calculated without taking salary increases into account, exceeds the fair value of pension assets at year end. The amount of the minimum pension liability is recognized in other comprehensive income. The pension obligation, calculated without taking salary increases into account, was $3,811 million and $3,582 million as at October 31, 2006 and 2005, respectively. Under Canadian GAAP, there is no similar requirement.
(p) Accounting for Securities Transactions
Under United States GAAP, securities transactions are recognized in our Consolidated Balance Sheet when the transaction is entered into. Under Canadian GAAP, securities transactions are recognized in our Consolidated Balance Sheet when the transaction is settled.
(q) Bankers’ Acceptances
Under United States GAAP, bankers’ acceptances purchased from other banks are classified as loans. Under Canadian GAAP, bankers’ acceptances purchased from other banks are recorded as deposits with banks in our Consolidated Balance Sheet.
Future Changes in Accounting Policy
Hybrid Financial Instruments
The Financial Accounting Standards Board (“FASB”) has issued new rules that would allow us to elect to measure certain hybrid financial instruments at fair value in their entirety, with any changes in fair value recognized in earnings. Under the previous rules, only the embedded derivative in the hybrid financial instrument was recorded at fair value. The new rules will be effective for BMO on November 1, 2006. We are currently assessing the impact of the new rules on our consolidated financial statements.
Pension and Other Employee Future Benefits
The FASB has issued proposed new rules that would require us to recognize in our Consolidated Balance Sheet the funded status of the pension benefit and other employee future benefit plans, with a corresponding adjustment to accumulated other comprehensive income, net of tax. There would be no change in the calculation of the pension and other employee future benefits expense. The effective date has not been finalized; however, we expect to adopt these new rules in fiscal 2007.
BMO Financial Group 189th Annual Report 2006 • 133

Principal Subsidiaries

Book value of
Entities in which the Bank owns more than		shares owned by the Bank
50% of the issued and outstanding voting shares	Head office	(Canadian $ in millions)

4197569 Canada Inc.	Toronto, Canada	1
Bank of Montreal Assessoria e Serviços Ltda.	Rio de Janeiro, Brazil	—
Bank of Montreal Capital Markets (Holdings) Limited	London, England	94
BMO Capital Markets Limited	London, England
Bank of Montreal Finance Ltd.	Toronto, Canada	34
Bank of Montreal Global Capital Solutions Ltd.	Calgary, Canada	13
Bank of Montreal Holding Inc.	Calgary, Canada	19,620
Bank of Montreal Holding Enterprise Inc.	Toronto, Canada
Bank of Montreal Holding Investments Inc.	Calgary, Canada
Bank of Montreal Securities Canada Limited	Toronto, Canada
BMO Nesbitt Burns Corporation Limited	Montreal, Canada
BMO Nesbitt Burns Inc. and subsidiaries	Toronto, Canada
BMO Holding Finance, LLC	Wilmington, United States
BMO Investments Inc. and subsidiary	Toronto, Canada
BMO Investments Limited and subsidiaries	Hamilton, Bermuda
BMO InvestorLine Inc.	Toronto, Canada
BMO Nesbitt Burns Trading Corp. S.A.	Münsbach, Luxembourg
BMO Service Inc.	Calgary, Canada
Bank of Montreal Ireland plc	Dublin, Ireland	1,170
Bank of Montreal Mortgage Corporation	Calgary, Canada	1,998
BMRI Realty Investments	Toronto, Canada
Bay Street Number Twenty-Nine Ltd.	Wilmington, United States	4
BMO Capital Corporation	Toronto, Canada	67
BMO Funding, L.P.	Chicago, United States	175
BMO (NS) Investment Company	Halifax, Canada
BMO GP Inc.	Toronto, Canada	—
BMO Ireland Finance Company	Dublin, Ireland	526
BMO Life Insurance Company	Toronto, Canada	55
BMO Nevada, L.P.	Chicago, United States	193
BMO (NS) Capital Funding Company	Halifax, Canada
BMO Private Equity (Canada) Inc. and subsidiaries	Toronto, Canada	101
BMO Trust Company	Toronto, Canada	410
Guardian Group of Funds Ltd. and subsidiary	Toronto, Canada
BMO (US) Lending, LLC	Chicago, United States	77
Harris Financial Corp.	Wilmington, United States	5,341
BMO Capital Markets Corp.	Wilmington, United States
BMO Capital Markets Financing, Inc.	Dover, United States
BMO Financial, Inc.	Wilmington, United States
BMO Financial Products Corp.	Chicago, United States
BMO Global Capital Solutions, Inc.	Wilmington, United States
BMO Nesbitt Burns Equity Group (U.S.), Inc. and subsidiaries	Chicago, United States
Harris Bancorp Insurance Services, Inc.	Chicago, United States
Harris Bankcorp, Inc.	Chicago, United States
Harris Central N.A.	Roselle, United States
Harris Investment Management, Inc. and subsidiary	Chicago, United States
Harris Investor Services, Inc.	Chicago, United States
Harris Life Insurance Company	Scottsdale, United States
Harris National Association and subsidiaries	Chicago, United States
Harris Trade Services Limited	Hong Kong, China
The Harris Bank N.A.	Scottsdale, United States
Harris RIA Holdings, Inc. and subsidiaries	Wilmington, United States
MyChoice Inc.	Toronto, Canada	—

The above is a list of all our directly held subsidiaries, as well as their directly held subsidiaries, and thereby includes all of our major operating subsidiaries. The book values of the subsidiaries shown represent the total common and preferred equity value of our holdings or our partnership interest where appropriate.
We own 100% of the voting shares of the above subsidiaries except for Bank of Montreal Finance Ltd., of which we own 50.01% and MyChoice Inc., of which we own 80%.
We own 100% of the outstanding non-voting shares of subsidiaries except for Bank of Montreal Securities Canada Limited, of which we own 98.7% of the outstanding non-voting shares.

134 • BMO Financial Group 189th Annual Report 2006

Members of Management Board

F. Anthony Comper*
President and
Chief Executive Officer
BMO Financial Group
William A. Downe*†
Chief Operating Officer
BMO Financial Group
Lloyd F. Darlington*
Senior Executive Advisor
BMO Financial Group
Joan T. Dea*
Executive Vice-President and
Head of Strategic Management
Susan M. Payne
Senior Vice-President and
Head of Marketing &
Client Strategy, and
Executive Vice-President
and Managing Director
BMO Nesbitt Burns

Investment Banking Group
Yvan J.P. Bourdeau*
Chief Executive Officer
BMO Capital Markets and
Head of Investment
Banking Group
L. Jacques Ménard
Chairman, BMO Nesbitt Burns and
President, BMO Financial Group
Quebec
Thomas V. Milroy
Co-President
BMO Capital Markets
Eric C. Tripp
Co-President
BMO Capital Markets
Private Client Group
Gilles G. Ouellette*
President and
Chief Executive Officer
Private Client Group
Sherry S. Cooper
Executive Vice-President and
Global Economic Strategist
Graham T. Parsons
Executive Vice-President
Global Private Banking
Barry M. Cooper
Chairman and
Chief Executive Officer
Jones Heward and
Head of Mutual Fund
Investments
Dean Manjuris
Head of Full Service Brokerage
Line of Business and President and
Director, Private Client Division
BMO Nesbitt Burns
Wally F. Gabler III**
Head of Sales and Distribution
Private Client Group
Executive Vice-President and
Director, Private Client Division
BMO Nesbitt Burns

Personal and Commercial
Banking U.S.
Ellen M. Costello*
Chief Executive Officer
Harris Bankcorp, Inc.
Timothy S. Crane
President
Community Banking
Harris Bankcorp, Inc.
Yasmin T. Bates
Executive Vice-President
Community Affairs &
Economic Development
Harris Bankcorp, Inc.
Peter B. McNitt
Vice-Chair
Harris Bankcorp Inc. and
Head of Business Banking
Charles R. Tonge
Vice-Chair
Harris Bankcorp, Inc.
Personal and Commercial
Banking Canada
Frank J. Techar*
President and
Chief Executive Officer
Personal and Commercial
Banking Canada
Maurice A.D. Hudon
Senior Executive Vice-President
Personal and Commercial
Banking Canada
Sandra L. Hanington
Executive Vice-President
Customer Strategies
& Marketing
François M.P. Hudon**
Senior Vice-President
Quebec and Atlantic Divisions
Jacqueline Irvine
Senior Vice-President
Direct Banking
James B. Kelsey**
Senior Vice-President
Corporate Finance Division
Ted R. McCarron**
Senior-Vice President
Prairies Division
Richard D. Rudderham**
Senior Vice-President
British Columbia Division
Carol K. Snider**
Senior Vice-President
Greater Toronto Division

Communications, Legal,
Economics, Finance
and Enterprise Risk
& Portfolio Management
Karen E. Maidment*
Chief Financial and
Administrative Officer
BMO Financial Group
Robert L. McGlashan
Executive Vice-President and
Chief Risk Officer
Enterprise Risk &
Portfolio Management
Neil R. Macmillan
Executive Vice-President and
Senior Risk Officer
Investment Banking Group
Wendy L. Millar
Executive Vice-President and
Senior Risk Officer
P&C/PCG
Penny F. Somerville
Executive Vice-President and
Senior Market Risk Officer
Thomas E. Flynn
Executive Vice-President
Finance and Treasurer
Ronald B. Sirkis
Executive Vice-President
General Counsel and Taxation
Pierre O. Greffe
Senior Vice-President
Finance

Technology and Operations
Barry K. Gilmour*
Group Head, Technology
and Operations
Karen L. Metrakos
Senior Vice-President
Operations
David J. Revell
Senior Vice-President
Corporate Technology
Development
Michael J. Thornburrow
Senior Vice-President
Corporate Real Estate and
Strategic Sourcing

Human Resources
Rose M. Patten*
Senior Executive
Vice-President
Human Resources
April L. Taggart
Senior Vice-President
Talent Management
and Diversity
Gabriella R.J. Zillmer
Senior Vice-President
Performance Alignment
and Compensation

As of December 1, 2006
*	Management Board Executive Committee participants
**	Rotating Members of the Management Board
†	Appointed President and Chief Executive Officer, effective March 1, 2007
BMO Financial Group 189th Annual Report 2006 • 135

Glossary of Financial Terms

Allowance for Credit Losses
Represents an amount deemed adequate by management to absorb credit-related losses on loans and acceptances and other credit instruments. Allowances for credit losses can be specific or general and are recorded on the balance sheet as a deduction from loans and acceptances or, as it relates to credit instruments, as other liabilities.
Assets under Administration and under Management
Assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.
Average Earning Assets
Represents the daily or monthly average balance of deposits with other banks and loans and securities, over a one-year period.
Bankers’ Acceptances (BAs)
Bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.
Basis Point
One one-hundredth of a percentage point.
Derivatives
Contracts whose value is “derived” from movements in interest or foreign exchange rates, or equity or commodity prices. Derivatives allow for the transfer, modification or reduction of current or expected risks from changes in rates and prices.
Hedging
A risk management technique used to neutralize or manage interest rate, foreign currency, equity, commodity or credit exposures arising from normal banking activities.
Impaired Loans
Loans for which there is no longer reasonable assurance of the timely collection of principal or interest.
Innovative Tier 1 Capital
OSFI allows banks to issue instruments that qualify as “Innovative” Tier 1 capital. In order to qualify, these instruments have to be issued indirectly through a special purpose vehicle, be permanent in nature and receive acceptable accounting treatment. Innovative Tier 1 capital cannot comprise more than 20% of net Tier 1 capital, at time of issue, with 15% qualifying as Tier 1 capital and the additional 5% included in total capital.
Mark-to-Market
Represents valuation of securities and derivatives held for trading purposes at market rates as of the balance sheet date, where required by accounting rules.
Notional Amount
The principal used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.
Provision for Credit Losses
A charge to income that represents an amount deemed adequate by management to fully provide for impairment in loans and acceptances and other credit instruments, given the composition of the portfolios, the probability of default, the economic environment and the allowance for credit losses already established.
Regulatory Capital Ratios
The percentage of risk-weighted assets supported by capital, as defined by OSFI under the framework of risk-based capital standards agreed upon in 1988 at the Bank for International Settlements. These ratios are labeled Tier 1 and Total. Tier 1 capital is considered to be more permanent, consisting of common shares together with any qualifying non-cumulative preferred shares and innovative instruments, less unamortized goodwill. Tier 2 capital consists of other preferred shares, subordinated debentures and the general allowance, within prescribed limits. The assets-to-capital multiple is defined as assets plus guarantees and letters of credit, net of specified deductions (or adjusted assets), divided by total capital.
Securities Borrowed or Purchased under Resale Agreements
Low-cost, low-risk loans, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchase of securities.
Securities Lent or Sold under Repurchase Agreements
Low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or sale of securities.

Other Definitions	Page
Cash Productivity Ratio	40
Earnings per Share (EPS)	32
Expense-to-Revenue Ratio (or Productivity Ratio)	40
Forwards and Futures	106
General Allowance	100
Net Economic Profit (NEP)	33
Net Interest Income	36
Net Interest Margin	36
Off-Balance Sheet Arrangements	60
Options	107
Productivity Ratio (see Expense-to-Revenue Ratio)
Return on Equity (ROE)	33
Specific Allowances	100
Swaps	106
Taxable Equivalent Basis	36
Tier 1 Capital Ratio (see Regulatory Capital Ratios)
Total Capital Ratio (see Regulatory Capital Ratios)
Total Shareholder Return (TSR)	31
Trading-Related Revenues	38
Variable Interest Entities	60

Risk-Related Definitions
Business Risk Due to Earnings Volatility	72
Capital at Risk (CaR)	67
Credit and Counterparty Risk	68
Earnings Volatility (EV)	69
Environmental Risk	73
Issuer Risk	69
Liquidity and Funding Risk	71
Market Risk	69
Market Value Exposure (MVE)	69
Operational Risk	72
Reputation Risk	73
Value at Risk (VaR)	69
136 • BMO Financial Group 189th Annual Report 2006

Shareholder Information

Common Share Trading Information during Fiscal 2006

		Year-end price						Total volume of
Primary stock exchanges	Ticker	October 31, 2006		High		Low		shares traded

Toronto	BMO		$69.45		$70.24		$56.86	327.8 million
New York	BMO	US$	62.00	US$	62.00	US$	47.90	10.2 million

Dividends per Share Declared during Fiscal Year

		Shares outstanding
Issue/Class	Ticker	at October 31, 2006	2006		2005		2004		2003		2002

Common	BMO	500,726,079		$2.26		$1.85		$1.59		$1.34		$1.20
Preferred Class B
Series 3 (a)	BMO F	—		—		—		$1.18		$1.39		$1.39
Series 4 (b)	BMO G	8,000,000		$1.20		$1.20		$1.20		$1.20		$1.20
Series 5 (b)	BMO H	8,000,000		$1.33		$1.33		$1.33		$1.33		$1.33
Series 6 (b)	BMO I	10,000,000		$1.19		$1.19		$1.19		$1.19		$1.19
Series 10 (c)	BMO V	12,000,000	US$	1.49	US$	1.49	US$	1.49	US$	1.49	US$	1.39

(a)	The Class B Preferred Shares Series 3 were redeemed on September 30, 2004.
(b)	The Class B Preferred Shares were issued in February 1998 for Series 4 and 5, and in May 1998 for Series 6.
(c)	The Class B Preferred Shares Series 10 were issued in December 2001.
2007 Dividend Dates

Subject to approval by the Board of Directors.
Common and preferred shares record dates	Preferred shares payment dates	Common shares payment dates

February 2	February 26	February 27
May 4	May 25	May 30
August 3	August 27	August 30
November 2	November 26	November 29

The Bank Act prohibits a bank from paying or declaring a dividend if it is or would thereby be in contravention of capital adequacy regulations. Currently this limitation does not restrict the payment of dividends on Bank of Montreal’s common or preferred shares.

Shareholder Administration
Computershare Trust Company of Canada, with transfer facilities in the cities of Halifax, Montreal, Toronto, Winnipeg, Calgary and Vancouver, serves as transfer agent and registrar for common and preferred shares. In addition, Computer-share Investor Services PLC and Computershare Trust Company of New York serve as transfer agents and registrars for common shares in London, England and New York, respectively.
     For dividend information, change in share registration or address, lost certificates, estate transfers, or to advise of duplicate mailings, please call Bank of Montreal’s Transfer Agent and Registrar at 1-800-340-5021 (Canada and the United States), or at (514) 982-7800 (international), or write to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, e-mail to service@computershare.com, or fax 1-888-453-0330 (Canada and the United States) or (416) 263-9394 (international).
     For all other shareholder inquiries, please write to Shareholder Services at the Corporate Secretary’s Department, 21st Floor, 1 First Canadian Place, Toronto, Ontario M5X 1A1, e-mail to corp.secretary@bmo.com, call (416) 867-6785, or fax (416) 867-6793.
Market for Securities of Bank of Montreal
The common shares of Bank of Montreal are listed on the Toronto and New York stock exchanges. The preferred shares of Bank of Montreal are listed on the Toronto Stock Exchange.
Shareholder Dividend Reinvestment and Share Purchase Plan
The Shareholder Dividend Reinvestment and Share Purchase Plan provides a means for holders of record of common shares to reinvest cash dividends in common shares of Bank of Montreal without the payment of any commissions or service charges.
     Shareholders of Bank of Montreal may also purchase additional common shares of Bank of Montreal in amounts up to $40,000 per fiscal year. Full details of the plan are available from Computer-share Trust Company of Canada or Shareholder Services.
Direct Dividend Deposit
Shareholders may choose to have dividends deposited directly to an account in any financial institution in Canada or the United States that provides electronic funds transfer facilities.

General Information
For general inquiries about company news and initiatives, or to obtain additional copies of the Annual Report, please contact the Corporate Communications Department, 302 Bay Street, 10th Floor, Toronto, Ontario M5X 1A1, or visit our web site at www.bmo.com. (On peut obtenir sur demande un exemplaire en français.)
Annual Meeting
The Annual Meeting of Shareholders will be held on Thursday, March 1, 2007 at 9:30 a.m. (Eastern Standard Time) at The Carlu, 444 Yonge Street, 7th Floor, Toronto, Ontario.
Institutional Investors and Research Analysts
Institutional investors or research analysts who would like to obtain financial information should write to the Senior Vice-President, Investor Relations, 18th Floor, 1 First Canadian Place, Toronto, Ontario M5X 1A1, e-mail to investor.relations@bmo.com, call (416) 867-6656, or fax (416) 867-3367. Alternatively, please visit our web site at www.bmo.com/investorrelations.
Corporate Information
This BMO Financial Group 2006 Annual Report is available for viewing/printing on our web site at www.bmo.com. For a printed copy, please contact:
Corporate Communications Department
BMO Financial Group
302 Bay Street, 10th Floor
Toronto, Ontario M5X 1A1
(On peut obtenir sur demande un exemplaire en français.)
Online Information
BMO Financial Group is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit our web site at www.bmo.com/investorrelations to find out more about our organization, our governance practices, our continuous disclosure materials including our Quarterly Financial Releases, our Annual Information Form as well as our Notice of Annual Meeting of Shareholders and Proxy Circular. Filings are accessible on the Canadian Securities Administrators’ web site at www.sedar.com, and on the EDGAR section of the SEC’s web site at www.sec.gov.

2006 Awards and Recognition Highlights

Product and Service Excellence
BMO Mutual Funds Rated Number One
Morningstar Canada ranked BMO Mutual Funds number one in 2005 fund performance as reported by Investment Executive.
Best Private Bank BMO Harris Private Banking named the best private bank in Canada by Euromoney Magazine for three straight years.
BMO Tops in Privacy Ranked fourth, ahead of all other financial institutions, in the Ponemon Institute’s 2006 study Canada’s Most Trusted Companies for Privacy.

Leader in Equity Research
BMO Capital Markets ranked the top Equity Research Group in Canada by Brendan Wood International Survey — for the 26th consecutive year.

Employment Excellence
Employer of Choice Named one of Canada’s Top 100 Employers for the fifth consecutive year by Maclean’s magazine and Mediacorp Inc.
Tops in Training Ranked Top Canadian company and 14th overall in U.S.-based Training magazine’s Top 100 North American corporations list.

Commitment to Diversity Harris recognized by DiversityInc magazine for demonstrating consistent commitment to diversity.

Investor Relations and Disclosure
Excellence in Corporate Reporting Received Award of Excellence in Financial Reporting at the Canadian Institute of Chartered Accountants’ annual Corporate Reporting Awards.
Excellence in Investor Relations Our investor relations web site was recognized as number one worldwide in the financial services category, the second best overall in North America and the sixth best overall worldwide by IR Global Rankings.

Best Annual Report
Our 2005 Annual Report was ranked first in the global financial sector by Europe-based e.com.

Information Technologies
First in Canada to achieve CMMI Level 4
Became the first Canadian organization to be assessed at Level 4 of the Software Engineering Institute’s CMMI software engineering model.
Leading in Service Management Processes
Recognized as a leading financial institution in North America for service management processes using Information Technology Infrastructure Library framework.
Canada’s First Tier IV Computing Facility
The new Barrie Computer Centre was completed in 2006, supporting business critical applications. The Uptime Institute awarded a “Tier IV” designation to the facility recognizing its capacity to support high levels of customer service availability, the only Canadian facility to attain this standard.
Corporate Governance
Leading in Corporate Governance Ranked fifth overall of 204 Canadian reporting issuers in the Globe and Mail’s Report on Business annual review of corporate governance practices.
One of Canada’s Top Boards BMO Financial Group’s Board of Directors ranked among Canada’s Top 25 boards by Canadian Business magazine.

Corporate Responsibility

Leading in Corporate Responsibility Ranked 9th in the Corporate Knights Best 50 Corporate Citizens Ranking 2006 — the only financial institution to be among the top ten Best Corporate Citizens in each of the last four years.

Dow Jones®4 Sustainability North America Index Named once again to the Dow Jones Sustainability North America Index, in recognition of our economic, environmental and social sustainability principles and practices.

FTSE4Good Named again to the FTSE4Good Index, in recognition of our corporate responsibility standards.

Good Corporate Citizenship
Recognized for Our Contribution to the Arts
Received a 2006 Globe and Mail Business for the Arts Award, which recognizes “outstanding partnerships between business and the arts.”

TM/®	Trademark/registered trademark of Bank of Montreal
®*	“Nesbitt Burns” is a registered trademark of BMO Nesbitt Burns Corporation Limited
TM1/®1	Trademark/registered trademark of Harris N.A.
®2	Registered trademark of Skate Canada
®3	Registered trademark of Spruce Meadows
®4	Registered trademark of Dow Jones & Company, Inc.
®5	Registered trademark of The McGraw-Hill Companies, Inc.
®6	Registered trademark of MIS Quality Management Corp.
®7	Registered trademark of MasterCard International Incorporated
®8	Registered trademark of AIR MILES International Trading B.V.
®9	Registered trademark of Moneris Solutions Corporation

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